Form 20-F
period 2002-11-30
TM GROUP HOLDINGS PLC
filed 2003-03-28
CIK 1067944

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2002

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from            to

Commission file number 333-9268

TM GROUP HOLDINGS PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of Incorporation or Organization)

TM House, Ashwells Road

Brentwood, Essex CM15 9ST

England

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

11% Senior Notes Due May 15, 2008,

12 1/4% Senior Subordinated Notes due May 15, 2008

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Number of outstanding shares
Ordinary Shares of 1p each	21,234,550

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for the shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X     No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17           Item 18    X

TM Group Holdings PLC (the “Company”) is a public limited company organised under the laws of England and Wales.

In this Annual Report on Form 20-F (the “Form 20-F”), references to the “Senior Notes” are to the 11% Senior Notes due May 15, 2008, references to the “Senior Subordinated Notes” are to the 12¼ % Senior Subordinated Notes due May 15, 2008 (together with the Senior Notes, the “Notes”), and references to the “Mezzanine Notes” are to the £30 million aggregate principal amount of Senior Floating Rate Notes due November 28, 2008 issued to certain financial institutions in connection with the Tog Acquisition, each issued by the Company.

The Company publishes its Financial Statements in pounds sterling. In this Form 20-F, references to “pounds sterling” or “£” are to currency of the United Kingdom and references to “US dollars” or “$” are to United States currency. For the convenience of the reader, this Form 20-F contains translations of certain pounds sterling amounts into US dollars at the specified rates. These translations should not be construed as a representation that such pound sterling amounts actually represent such US dollar amounts or could be, or could have been, converted into US dollars at the rates indicated or at any other rate. On March 25, 2003, the Noon Buying Rate was $1.5707 = £1.00. See Item 3. “Key Information—Exchange Rates” for information regarding the rates of exchange between the US dollar and the pound sterling.

The Company’s Financial Statements included in this Form 20-F have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) (see Note 29 of Notes to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 20-F has been prepared in accordance with UK GAAP.

The Company’s fiscal year ends on the last Saturday in November each year. Thus, for example, “Fiscal 2002” refers to the fiscal year ended November 30, 2002. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This Annual Report on Form 20-F contains certain forward looking statements as defined in section 27A of the Securities Act and in section 21E of the United States Securities Exchange Act of 1934. These forward looking statements are accompanied by, and should be read in conjunction with, an explanation of factors that could cause actual results to differ materially from those expressed as such forward looking statements. By their nature, forward looking statements involve risk and uncertainty, and the factors described in the context of such forward looking statements, and other factors referred to in this Annual Report on Form 20-F, particularly in Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects,” could cause actual results and developments to differ materially from those expressed in or implied by such forward looking statements. The Company is claiming the benefits of the safe harbor provisions referred to above.

The Company’s registered office is located at TM House, Ashwells Road, Brentwood, Essex CM15 9ST, England; telephone 011 44 1277 372916.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.    Offer Statistics and Expected Timetable

Not applicable

Item 3.    Key Information

SELECTED FINANCIAL DATA

The following selected consolidated financial data for the 52 weeks ended November 25, 2000 and November 24, 2001 and the 53 weeks ended November 30, 2002, and at November 24, 2001 and November 30, 2002 are derived from the Company’s audited financial statements, included elsewhere in this Form 20-F. The selected consolidated financial data for the 52 weeks ended November 28, 1998 and November 27, 1999, and at November 28, 1998, November 27, 1999 and November 25, 2000 are derived from audited financial statements not included herein. These financial statements have been audited by Ernst & Young LLP, the Company’s independent auditors.

The Company’s Financial Statements are prepared in accordance with UK GAAP which differ in certain respects from US GAAP. See Note 29 of Notes to the Financial Statements.

The selected financial data set forth overleaf should be read in conjunction with the Company’s Financial Statements and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this Form 20-F.

	52 weeks ended				53 weeks ended
	November 28, 1998	November 27, 1999	November 25, 2000(i)	November 24, 2001(i)	November 30, 2002
	(£ thousands)
Income Statement Data
Amounts in accordance with UK GAAP
Sales
Retailing	321,916	691,181	672,197	663,123	691,774
Discontinued operations	219,136	206,262	199,221	42,792	—

Total sales	541,052	897,443	871,418	705,915	691,774
Cost of sales	(396,765)	(660,537)	(639,878)	(526,293)	(530,287)
Selling and distribution costs	(106,156)	(174,987)	(168,201)	(136,368)	(125,157)
Administrative expenses	(14,200)	(23,763)	(24,372)	(19,740)	(18,063)
Aborted acquisition costs	(144)	—	—	—	—
Recapitalisation costs	(700)	—	—	—	—
Business re-structuring	—	(1,783)	—	—	(759)

Operating profit	23,087	36,373	38,967	23,514	17,508
Profit on fixed asset disposals Profit on fixed asset disposals	886	305	1,509	3,137	3,907

Profit before interest, taxation and sale of businesses	23,973	36,678	40,476	26,651	21,415

Retailing	10,165	24,487	29,015	27,541	25,480
Central costs	(2,511)	(2,613)	(2,686)	(2,993)	(3,306)

Total continuing operations	7,654	21,874	26,329	24,548	22,174
Discontinued operations	17,163	16,587	14,147	2,103	—
Aborted acquisition costs	(144)	—	—	—	—
Recapitalisation costs	(700)	—	—	—	—
Business re-structuring	—	(1,783)	—	—	(759)

Total profit before interest, taxation and sale of businesses	23,973	36,678	40,476	26,651	21,415

Profit on sale of businesses	394	—	—	51,507	—

Profit before interest and taxation	24,367	36,678	40,476	78,158	21,415
Net interest expense	(14,757)	(31,860)	(36,135)	(21,274)	(20,532)

Profit before taxation	9,610	4,818	4,341	56,884	883
Taxation	(2,786)	—	(504)	(605)	(139)

Profit for the period	6,824	4,818	3,837	56,279	744

Amounts in accordance with US GAAP
Net income/(loss) for the period
Continuing operations	(10,993)	(13,819)	(14,948)	169	(4,682)
Discontinued operations	15,801	12,766	12,507	63,273	—

Total	4,808	(1,053)	(2,441)	63,442	(4,682)

(i)	The Company has adopted Financial Reporting Standard (FRS) 19—Deferred Tax—and has restated its tax charges in Fiscal 2000 and Fiscal 2001.

In calculating net income/(loss) from continuing operations in accordance with US GAAP, certain Company charges (such as interest expense) have not been allocated to the discontinued operations and instead have been wholly allocated to continuing operations, as management have not considered such allocation to be meaningful.

	November 28, 1998	November 27, 1999	November 25, 2000 (i)	November 24, 2001 (i)	November 30, 2002
	(£ thousands)
Balance Sheet Data
Amounts in accordance with UK GAAP
Intangible assets – goodwill	—	2,502	5,751	4,816	6,718
Tangible assets	72,887	69,078	74,650	53,880	50,826
Inventories	104,044	54,505	49,553	34,790	34,378
Total current assets	172,507	115,431	118,872	175,780	80,957
Total assets	245,394	187,011	199,273	234,476	138,501
Long-term debt	215,593	218,264	233,349	205,089	144,470
Total debt	219,886	219,193	235,144	205,379	144,470
Capital stock	212	212	212	212	212
Shareholders’ deficit	(170,987)	(168,214)	(166,215)	(68,229)	(89,635)
Amounts in accordance with US GAAP
Intangible assets	117,023	113,330	109,966	75,067	72,736
Tangible assets	72,887	69,078	74,650	53,880	50,826
Other non-current assets	25,485	24,940	24,497	21,351	2,479
Inventories	104,044	54,505	49,553	34,790	34,378
Total current assets	172,507	115,431	118,872	178,394	87,301
Total assets	387,902	322,779	327,985	328,692	213,342
Long-term debt	222,710	224,587	238,790	209,113	146,949
Total debt	227,003	225,516	240,585	209,403	146,949
Capital stock	212	212	212	212	212
Redeemable cumulative preference Shares	50	—	—	—	—
Shareholders’ equity (deficit)	(42,322)	(43,425)	(47,861)	15,911	(38,169)
Number of equity shares (000s)	21,235	21,235	21,235	21,235	21,235

(i)	Restated following the adoption of FRS 19 – Deferred Taxation.

Exchange Rates

The following table sets out, for the periods and dates indicated, certain information regarding the Noon Buying Rate for pounds sterling, expressed in US dollars per £1.00.

Fiscal Year	At Period End	Average(1)	High	Low
1998	1.6522	1.6594	1.7222	1.6114
1999	1.6062	1.6186	1.6885	1.5515
2000	1.3997	1.5224	1.6520	1.3997
2001	1.4095	1.4416	1.5045	1.3730
2002	1.5515	1.4892	1.5915	1.4874

			High	Low
September 2002			1.5700	1.5343
October 2002			1.5708	1.5418
November 2002			1.5915	1.5440
December 2002			1.6095	1.5555
January 2003			1.6482	1.5975
February 2003			1.6480	1.5727

(1)	The average of the Noon Buying Rates on the last trading day of each full month during the fiscal year.

The Noon Buying Rate is the City of New York rate for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York. On March 25, 2003, the latest practicable date prior to filing this report, the rate was $1.5707= £1.00. The US dollar liability under the Senior Notes has been translated at $1.5515 = £1.00 being the representative US dollar/UK sterling exchange rate on November 30, 2002 (November 24, 2001 $1.4100 = £1.00, November 25, 2000 $1.4000 = £1.00).

RISK FACTORS

Substantial Leverage and Debt Service Requirements

As of November 30, 2002, the Company’s consolidated long-term indebtedness, calculated in accordance with UK GAAP, was approximately £144.5 million. In addition, the Company and its subsidiaries may incur additional indebtedness in the future, subject to limitations imposed by the Indentures and the instruments governing the Company’s other indebtedness.

While the Company’s profit before interest and taxation for its continuing business has been reasonably stable in each of the last three years, its ability to improve its operating performance and financial results will depend upon economic, financial, competitive and other factors beyond its control, including fluctuations in interest rates and general economic conditions in the United Kingdom. There can be no assurance that the Company will generate sufficient cash flow from operations in the future to service the debt of the Company. If the Company is unable to generate sufficient operating cash flow in the future to service its debt, it may be required to sell assets or to obtain additional financing. There can be no assurance that any such sales of assets or additional financing could be achieved.

The level of debt of the Company will have several important effects on its future operations, including the following: (a) the Company will have significant cash requirements to service debt, reducing funds available for operations and future business opportunities, including strategic acquisitions, and increasing the vulnerability of the Company to adverse general economic and industry conditions; (b) the Company may be restricted in the future from obtaining additional financing, whether for acquisitions, C-store conversions, tobacco pre-purchases or other competitive activity and working capital or other purposes; and (c) the Company will be required to comply with certain financial covenants and other restrictions contained in the Indentures and the instruments governing the Company’s working capital facilities.

In July 2002, the Company entered into a replacement agreement with HBOS (formerly the Bank of Scotland) for the granting of working capital facilities of £20 million, as permitted by covenants in the Notes. This replaced the credit agreement of November 1998 with National Westminster Bank Plc that was terminated at the Company’s request in February 2002.

This new agreement is renewable annually and grants HBOS a charge over certain assets of the Company as security.

Holding Company Structure, Subordination and Other Considerations

The Holding Company has no operations of its own. As a result, it is wholly dependent on dividends and inter-company payments (either advances or repayments) from its subsidiaries, the payment of which is limited by law. In addition, the ability of the Company’s subsidiaries to pay dividends and make inter-company advances to the Company depends on their earnings. The Company’s subsidiaries have no obligation, contingent or otherwise, to pay any amounts due under the Notes or to make funds available to the Company to enable it to pay any amounts due under the Notes. Generally, claims of creditors of a subsidiary, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by the subsidiary, and claims of preference shareholders (if any) of the subsidiary, will have priority with respect to the assets and earnings of the subsidiary over the claims of the creditors of its parent company. The Notes therefore are effectively subordinated to creditors (including trade creditors) and preference shareholders (if any) of its direct and indirect subsidiaries. As of November 30, 2002, the Company had approximately £81.0 million of such liabilities, including £67.2 million of amounts due to trade creditors.

The Senior Subordinated Notes are also contractually subordinated in right of payment to the Senior Notes. In the event of a winding up of the Company, the payment of the principal of, premium, if any, and interest on, the Senior Subordinated Notes is subordinated in right of payment, as set forth in the Senior

Subordinated Note Indenture, to the prior payment in full in cash or cash equivalents of all amounts due in respect of the Senior Notes. Accordingly, if any distribution is made in the winding up of the Company to the Senior Subordinated Note Trustee or to holders of Senior Subordinated Notes at a time when not all amounts due in respect of the Senior Notes have been paid in full in cash or cash equivalents, the Senior Subordinated Note Trustee or the holders of the Senior Subordinated Notes, as the case may be, are required to hold such distribution in trust for the holders of the Senior Notes and to pay it over to the Senior Note Trustee on behalf of the holders of the Senior Notes as their interests may appear.

The ability of the direct and indirect subsidiaries of the Company to pay dividends and make other payments to the Company may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such companies become subject.

Rights of Secured Creditors under Insolvency Laws

The procedural and substantive provisions of UK insolvency and administrative laws generally are more favourable to secured creditors than comparable provisions of United States law and afford debtors and unsecured creditors only limited protection from the rights of secured creditors. As a result, the ability of the holders of the Notes to protect their interests in the Company may be more limited than under United States laws. Under UK insolvency law, the liabilities of the Company in respect of the Notes would be paid in the event of a liquidation or similar proceeding after payment of all secured indebtedness of the Company and certain other creditors which are entitled to priority under UK law. The latter include creditors in respect of (i) amounts owed to the UK Inland Revenue, (ii) amounts owed to UK Customs and Excise in respect of value added tax and certain other taxes and duties, (iii) amounts owed in respect of UK social security contributions, (iv) amounts owed in respect of occupational pension schemes and (v) certain amounts owed to employees.

Reduced Demand for Tobacco Products—Relaxation on Personal Imports

The Company is a significant retailer of tobacco products in the United Kingdom, with tobacco accounting for approximately 30 per cent of its revenues from continuing operations in Fiscal 2002. The tobacco industry, both in the United Kingdom and abroad, has faced, and continues to face, a number of issues that may adversely affect demand for tobacco products, the volume of sales, operating revenues, cash flows, operating profit and financial position of the Company. In the United Kingdom, these issues include: actual and proposed governmental regulatory controls, excise tax increases, proposed governmental and voluntary private bans and restrictions on smoking (including in places and in buildings permitting public access), recent actual restrictions on tobacco marketing, advertising and sales, increased assertions of adverse health effects associated with both smoking and exposure to environmental tobacco smoke (“ETS”), legislation or other governmental action seeking to ascribe to tobacco manufacturers responsibility for any adverse health effects associated with both smoking and exposure to ETS, the diminishing social acceptance of smoking, increased pressure from anti-smoking groups, unfavourable press reports, governmental investigations, and increased smoking and ill-health litigation, including private plaintiff class action litigation. See “—Effect of Government Regulation and Litigation” and “Item 4. Information on the Company—Regulation and Litigation”.

Cigarettes and other tobacco products are subject to substantial duties in the United Kingdom. In general, duties and other cigarette-regulated taxes levied by the government have been increasing, and a further increase in tobacco duty in the Budget scheduled for April 9, 2003 is likely. Currently, these duties and taxes represent up to 80 per cent of the recommended retail price for such products sold in the United Kingdom. In the Company’s experience, past increases in duties and similar taxes have had an adverse effect on sales of cigarettes. The UK Government has also recently relaxed restrictions on the personal imports of tobacco products. Any future increases in duties and taxes or further relaxation of import restrictions, the extent of which cannot be predicted, could result in sales volume declines for the cigarette industry, and might cause the Company’s sales of tobacco products to shift from the premium segment to the discount segment on which the retailers earn a lower margin. See “Item 4. Information on the Company—The Tobacco Market”.

Although it is not possible to predict the precise nature of any future legislation, regulations, directives or actions in the United Kingdom, the Company believes that the various restrictions and regulations, in particular the significant increase in regulatory activity in the last few years, together with substantial increases in excise duties on smoking tobacco products, have had, and are likely to continue to have, a detrimental effect on the sales of tobacco products. Given the fact that tobacco related products account for such a high proportion of the Company’s total revenues, any substantial decrease in sales of tobacco products may have a material adverse effect on the turnover, profit and financial condition of the Company. Future profitability will depend on how the Company manages any decreases in revenues due to reduced sales of tobacco products and how it continues to maintain its operating margins, despite any such decrease in sales. See “Item 4. Information on the Company—Regulation and Litigation”.

Effect of UK Government Regulation and UK Litigation

Reports with respect to the possible harmful physical effects of cigarette smoking have been publicised for many years, and the sale, promotion and use of cigarettes continues to be subject to increasing governmental regulation in the United Kingdom and the European Union. The UK Government has an aim to reduce smoking in the United Kingdom and, on December 10, 1998, the Government issued a position paper known as a “White Paper” (“Smoking Kills—A White Paper on Tobacco”) (“the White Paper”) that set out a concerted programme of action to achieve this aim. The government has invested in a number of initiatives to implement their plan of action, such as media campaigns designed to shift attitudes and programmes to help smokers quit smoking.

The government is continuing its comprehensive strategy on reducing smoking and improving public health. Some of the measures it has considered, is considering or has implemented to control smoking include: continuing to make smoking more expensive through taxation, reducing exposure to environmental tobacco smoke by encouraging employers and others to provide a smoke-free environment for non-smokers and banning smoking in public service buildings and on public transport, ending advertising and promotion of cigarettes, enforcing the prohibition on sale of cigarettes to minors, raising the price of tobacco each year to discourage people from smoking and providing information on the health risks of smoking.

A number of substantial restrictions on the marketing, advertising, product design and consumption of cigarettes have been introduced by Government regulation or voluntary agreements. The legislative and voluntary restrictions on advertising and promotion restrict the types of media and forms of advertising used and require the placement of a health warning on every advertisement and on the packaging of tobacco products.

The Tobacco Advertising and Promotion Act 2002 came into force on February 14, 2003. The Act makes it an offence to: publish tobacco advertisements in the United Kingdom; devise or distribute a tobacco advertisement in the United Kingdom, whether in electronic or other form; display tobacco products or their prices in a place or website where tobacco products are offered for sale if the display does not comply with such requirements as may be specified in regulations; distribute free to the public any product or coupon with the purpose of promoting a tobacco product; be a party to a sponsorship agreement if the purpose or effect of that agreement is to promote tobacco products in the United Kingdom. Transitional provisions allow existing sponsorship agreements to continue until July 30, 2003, subject to certain conditions, and there will be a ban on in-pack promotion schemes and remaining direct marketing from May 14, 2003. The Act also permits the Secretary of State to make brand-sharing regulations prohibiting or restricting the use of any name, emblem or other feature which is connected with a tobacco product, in connection with any other service or product. Each of these voluntary and legislative restrictions on the marketing, advertising, product design and consumption of cigarettes has had an adverse impact on the Company’s results of operations in recent years and are expected to continue to adversely affect results of operations in the future.

Parties seeking damages for ailments claimed to have resulted from tobacco consumption have sued tobacco manufacturers in the United Kingdom, including the Company’s suppliers. The Company is not a party to any smoking and related ill-health litigation in any jurisdiction. However, there can be no guarantee that such actions will not arise in the future. In addition, although the Company is currently only a retailer of tobacco products, Forbuoys’ previous sale of cigarettes under its own brand name, although manufactured by another company, as well as the Company’s activities as a tobacco retailer, could potentially subject the Company to future litigation. See “Item 4. Information on the Company—Regulation and Litigation”.

It is not possible to determine the outcome of these regulatory initiatives or the related litigation, or to predict precisely what further other European Union or domestic governmental legislation, regulations, directives or initiatives will be implemented or adopted relating to the manufacturing, advertising, sale or use of cigarettes, or to the tobacco industry generally. However, if any or all of the foregoing were to be implemented, the volume, operating revenues, cash flows and operating profit of the Company could be materially adversely affected, in amounts that cannot be determined.

Competition

The markets in which the Company operates in the United Kingdom are highly competitive. The Company competes with a broad array of stores, supermarkets, petrol retailers, high street shops and food and beverage service providers. The Company has from time to time experienced significant competitive pressures from competitors in the businesses in which it operates. As a result, the Company’s ability to increase prices is limited.

The Company’s competitors have varying abilities to withstand changes in market conditions. Some of its competitors are divisions of larger companies with greater financial and other resources than the Company. The Company’s ability to compete effectively will require continuous efforts by the Company in the development of its store portfolio, cost rationalisations and investment in technology. As described above (see “— Substantial Leverage and Debt Service Requirements”), the Company will be limited in its ability to incur additional indebtedness and there can be no assurance that the Company will have sufficient financial resources to respond to these competitive pressures or that it will be successful in otherwise realising or maintaining any of its competitive advantages.

Reliance on Distributors and Manufacturers

The Company’s arrangements with its distributors are evidenced by written agreements with general terms. TM Retail has secured long-term contracts with Palmer & Harvey McLane Limited, which provides many of the products sold in its stores, Imperial Tobacco Group PLC for tobacco gantries and Carlton Cards for its greeting cards. To date, the Company has not experienced the cancellation of any significant supply or distribution contract. However, there can be no assurance that distributors will not terminate their relationships with the Company or that the Company’s suppliers or distributors will continue to provide trade credit or to renew or continue their contracts on terms as favourable as those currently in effect.

Control of Company; Potential Conflict of Interests

The Institutional Investors (as defined herein) own all of the outstanding “B” ordinary shares and 97.7 per cent of the outstanding “C” ordinary shares of Thistledove (see Item 7 “Major Shareholders and Related Party Transactions”), constituting approximately 72 per cent of the current issued ordinary share capital of Thistledove. They have the ability to exercise control over the Board of Directors of the Company. In addition, the Institutional Investors have the right to appoint at least two Directors of Thistledove. In the event that circumstances arise in which the interests of the Institutional Investors or the shareholders of Thistledove as a whole conflict with the holders of the Notes, such as if Thistledove were to encounter financial difficulties or were unable to pay its debts as they mature, the holders of the Notes could be disadvantaged by the actions that the Institutional Investors may seek to pursue. In addition, the shareholders and management may cause the Company to pursue acquisitions, divestitures, financings or other transactions that could enhance the value of their equity investment, even though such transactions might involve risks to the holders of the Notes.

Dependence on Certain Employees

Each of the Company’s executive officers has responsibility for an important segment of the Company’s operations. The loss of any such person’s services could be detrimental to the Company’s operations, although the Company believes that it has adequate depth at all levels of management. To ensure continuity of management, the Company has entered into service agreements with Mr. Lancaster, Mr. Cox and Mr. Saunders (the “Executive Directors”), and the Company has also obtained “Key Man” life insurance policies on the first two of these Executive Directors.

Uncertainty of United Kingdom Participation in European Monetary Union

Pursuant to the Treaty establishing the European Community (as amended by the Treaty on European Union) (the “Treaty”), European economic and monetary union (“EMU”) occurred in three stages, the third of which began on January 1, 1999, when the value of the European Currency Unit (the “ecu”) as against the currencies of the member states participating in the third stage was irrevocably fixed and the ecu became a currency in its own right. The European Council named this currency the “euro”.

If the United Kingdom joins EMU, outstanding Senior Subordinated Notes will be re-denominated and/or become payable in euros. Any re-denomination will be effected in accordance with applicable law. The United Kingdom is not currently participating in EMU and it is not clear whether or on what terms the United Kingdom would be permitted to participate at some later time. The current policy of the UK Government is that any decision to join EMU will only be taken after a national referendum. There can be no prediction as to whether the United Kingdom will participate in EMU or as to the rate of exchange at which pounds sterling would be converted into euros, if at all. In addition, there can be no determination as to the likely impact on the rate of exchange between pounds sterling and US dollars of a decision by the United Kingdom to decline participation in EMU.

Foreign Exchange Risks

The Company will make payments in respect of the Senior Subordinated Notes in pounds sterling (or euros, should the United Kingdom join EMU). Fluctuations in the exchange rate between pounds sterling (or the euro, as the case may be) and US dollars may therefore adversely affect the US dollar equivalent of any pound sterling or euro denominated payments made in respect of the Senior Subordinated Notes.

Currency Translation Risks Relating to the Senior Notes

In connection with the issuance of the Senior Notes (which are US dollar denominated), the Company acquired a series of five options, exercisable on May 13, 2003, to purchase US dollars (and sell pounds sterling), in an aggregate amount equal to the principal amount of the Senior Notes, at the rate of $1.55 = £1.00. Each of these options was subject to automatic termination (and loss of the exercise right) on an earlier date if the exchange rate between the US dollar and the pound sterling exceeds a specified “knock-out” price varying from $1.70 = £1.00 to $1.81 = £1.00, depending on the option. These options are not a perfect hedge of the Company’s exchange rate risk associated with the Senior Notes. As a result, fluctuations in the exchange rate between the US dollar and the pound sterling during the life of the options can be expected to result in unrealised foreign currency translation gains and losses, the amount of which could be material. At November 30, 2002, the Company’s cumulative unrealised foreign currency translation losses relating to the Notes net of unrealised gains on currency options was £10.7 million.

On September 24, 1998, the exchange rate between the US dollar and the pound sterling exceeded $1.70 = £1.00 and, as a result, one of the Company’s knock-out options (giving it the right to purchase $25 million) was terminated. On October 1, 1998 the Company purchased a further option, exercisable on May 13, 2003, to purchase $25 million, at the rate of $1.60 = £1.00. This option does not contain the knock-out feature described above.

On October 8, 1998, the exchange rate between the US dollar and the pound sterling exceeded $1.72 = £1.00 and, as a result, an additional one of the Company’s knock-out options (also giving it the right to purchase $25 million) was terminated. For a time, the Company remained exposed to potentially greater currency translation fluctuations, but the redemption of $29.7 million of the Senior Notes during Fiscal 2002 restored the aggregate hedging arrangements at November 30, 2002 to an amount in excess of the outstanding principal amount of the Senior Notes.

The Company could still be exposed to material currency translation fluctuations in the event of the one remaining knock-out option termination and, in any event, upon the expiration of the remaining options on May 13, 2003. Although the Company may seek to enter into a further set of hedging arrangements, there can be no assurance that it will, or will be able to do so on commercially attractive terms. Not obtaining such hedging arrangements (or, in the alternative, to redeem the Senior Notes after May 15, 2003) could result in foreign currency translation losses that would have a material adverse effect on the Company’s financial position and earnings.

The Company has also entered into a foreign exchange forward contract for the purchase, at rates varying from $1.5891 = £1.00 to $1.6177 = £1.00, of US dollar amounts equal to the total of the first ten interest payments on the Senior Notes, for settlement on each interest payment date from, and including the payment made on, November 15, 1998 to May 15, 2003. Management has not yet determined whether to enter into any hedging arrangements with respect to interest payment dates after May 15, 2003. Failure by the Company to enter into any hedging arrangements with respect to these interest payments or, in the alternative, to redeem the Notes on that date, would further expose the Company to potential exchange rate fluctuations relating to the Senior Notes, which also could have a material adverse effect on the Company’s financial position and earnings.

Pension obligations

According to recent actuarial valuations, the projected liabilities of the Company’s pension schemes exceed the projected realisable value of their assets. This could have a significant impact on future cash contributions by the Company to these schemes, which in turn could have a material adverse effect on the Company’s financial position and earnings.

National Minimum Wage

The introduction of the National Minimum Wage in 2000 by the UK Government has already had an adverse impact on the Company’s operating costs. Further imposed increases could have a material adverse effect on the Company’s financial position and earnings.

Sub-Post Offices

The UK Government is proposing changes to the means by which it dispenses pensions and benefits, which could lead to reduced customer levels at and even closure of post offices located in the Company’s stores. These post offices are perceived to have a beneficial effect on the Company’s financial position through the ‘footfall’ they create. Any scaling down of these activities could adversely affect the Company’s financial position and earnings.

Item 4. Information on the Company

History and Development

TM Group Holdings PLC (the “Company”) is a public limited company organised under the laws of England and Wales. It operates a leading nation-wide chain of newsagents, variety and convenience stores and, until Fiscal 2001, was the largest specialist cigarette, beverage and snack vending company in the United Kingdom. Its registered office is located at TM House, Ashwells Road, Brentwood, Essex CM15 9ST, England; telephone 011 44 1277 372916. The Company’s agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011; telephone (212) 894 8570.

The Company was incorporated on November 7, 1997 and used in 1998 as a vehicle for re-financing a company originally formed in 1995 upon a management buy-out (the “MBO”) of the principal retailing and vending businesses of Gallaher Group PLC (Gallaher). Following the MBO, the Company streamlined its operations and focused on increasing profitability in its three businesses, TM Retail (newsagents, variety and convenience stores), Mayfair Services (cigarette vending) and Vendepac (beverage and snack vending). Significant acquisitions were made for each business.

Following the disposal of the tobacco and beverage vending businesses during Fiscal 2001 and the redemption of debt in both Fiscal 2001 and Fiscal 2002, the Company is now focused on opportunities in the retailing market.

The Management Buy-Out

On July 24, 1995, TM Group Limited acquired from Gallaher the entire issued share capital of Forbuoys, Marshell Group Limited and Vendepac Services Limited in an MBO backed by the Institutional Investors as defined herein (see Item 7 “Major Shareholders and Related Party Transactions”). The opportunity for the MBO arose from Gallaher’s decision to refocus its operations by divesting its vending and retail businesses, along with all other assets Gallaher considered non-core to its principal business of cigarette manufacture. Financing for the MBO was provided by a combination of secured debt financing by a syndicate of banks, unsecured loan notes sold to the Institutional Investors, and a loan convertible into preferred ordinary shares and redeemable cumulative preference shares. The remainder of the purchase price was raised through the sale of ordinary shares to management and preferred ordinary shares and redeemable preference shares to the Institutional Investors. The remaining amount of this indebtedness, as well as the capital structure of the Company, was replaced as a result of the Recapitalisation (see Note 1 of Notes to the Financial Statements).

Acquisitions

The Company has made several strategic acquisitions since the MBO, its strategy depending on the availability of suitable acquisition candidates, financing on acceptable terms and the Company’s ability to comply with the restrictions, if any, contained in its debt agreements (including the Indentures). As part of its strategy the Company will evaluate potential acquisition candidates and expects to pursue strategic acquisitions in the future. Acquisitions during Fiscal 2002 were of a minor nature, mainly involving the purchase of single shops and small groups of stores, in order to expand or replace existing CTNs as part of the C-store conversion programme. (See—“CTN, Variety Store and C-store Market”).

Disposals

Following a strategic review in Fiscal 2000, the Company sold the cigarette vending operation of Mayfair Services to Sinclair Collis Ltd., a subsidiary of Imperial Tobacco Group Plc, on December 8, 2000. On the same date, a long-term contract was entered into for the supply of tobacco gantries in the retail shops. Consideration in aggregate for these transactions, including income under the long-term contract, amounted to £39.6 million.

On July 20, 2001, the beverage and snack vending operation of Vendepac was sold to Compass Group, UK and Ireland Limited, a subsidiary of Compass Group Plc, for a total consideration of £85.0 million.

Capital Expenditure

There are currently no capital expenditure projects in progress other than those of a routine nature that are funded out of normal operating cash flow.

For Fiscal 2000, 2001 and 2002 the Company’s gross capital expenditure including small acquisitions was £27.2 million, £15.4 million and £11.2 million respectively. Gross capital expenditure associated with the discontinued businesses totalled £8.5 million and £2.6 million for Fiscal 2000 and 2001 respectively. Expenditure connected with the refit, conversion or acquisition of stores totalled respectively £12.4 million, £8.5 million and £7.3 million and expenditure connected with the extension of information technology throughout the store base totalled respectively £3.1 million, £0.3 million and £0.0 million. The remainder was routine replacement of vehicles and equipment.

Business Overview

TM Retail is the seventh largest neighbourhood retailer in the United Kingdom (estimated by the Company based on share of sales). In Fiscal 2002, TM Retail generated profit before central costs, exceptional costs, interest and tax of £25.5million on sales of £691.8 million. It employed approximately 10,400people and operated 1,213stores as at November 30, 2002, comprising 320 C-stores, 129 variety stores and 764 CTNs.

TM Retail was formed on November 28, 1998, when Forbuoys acquired the shares of Tog Limited, the parent company of Martin Retail Group, for a total cash payment (including repayment of debt) of £75 million. The Company has retained the brand names of Forbuoys and Martin, based primarily in England and Wales, and R S McColl, the brand name under which Martin operated in Scotland.

TM Retail has continued to convert CTNs to C-stores to take advantage of the higher sales and margins from C-stores and the opportunities created by the recent changes in traditional retailing in the United Kingdom. (See—“CTN, Variety Store and C-store Market”). The Company intends to continue converting those stores it considers suitable into the C-store format, adopting the McColl’s name, and anticipates that the future conversion of CTNs may involve extending into stockrooms, adjoining space or relocation within the very close vicinity.

Business Strategy

Management will continue to pursue the C-store conversion programme focusing on those of its 764 CTN locations that demonstrate the greatest potential for success as C-stores. During Fiscal 2001 and 2002, certain C-store conversions have involved the sale and purchase of stores with other C-store operators.

As a further development of the segmentation of its estate, management has classified 129 stores as Variety Stores. These are generally larger than average, generally high street-based and require a broader product range. The management of these Variety, C-store and CTN segments has now been further refined by the creation of defined operating structures. The Company continues to appraise the likely opportunities within its CTN estate. Those not likely to form the foundation for the development of its C-store business in the future will be retained as CTNs to provide valuable cash generation where viable, or disposed of if marginal performers. The Company is currently embarking on a programme of CTN disposals.

Operations

Established in 1935, Forbuoys expanded principally by opening shops on new public housing developments and in residential areas, retailing primarily confectionery, tobacco products and newspapers. At the time of the MBO, Forbuoys had 701 stores.

Following the MBO, and prior to the Martin acquisition, a total of 64 net loss making branch closures had taken place. Store numbers increased by a further 781 in 1998 with the acquisition of Martin. A net 65 stores were closed in Fiscal 1999, a net 62 stores were closed in Fiscal 2000, a net 61 stores were closed in Fiscal 2001 and a net 17 stores were closed in Fiscal 2002 as a result of overlap between a Forbuoys and a Martin store, further closures of loss makers or the related sale and purchase of stores with other C-store operators.

The following table sets out the total number of stores for the relevant periods.

	Forbuoys		TM Retail
	Fiscal 1998		Fiscal 1999	Fiscal 2000	Fiscal 2001	Fiscal 2002
Beginning of period	649		1,418	1,353	1,291	1,230
End of period	1,418	(1)	1,353	1,291	1,230	1,213
Weighted average for the fiscal year	644		1,380	1,318	1,247	1,224

(1)	Forbuoys 637, Martin 781

TM Retail supplies everyday needs to a large customer base and records approximately 6million transactions per week. It is one of the largest operators of National Lottery terminals, the largest independent Post Office operator and has the biggest home news delivery service in the United Kingdom.

TM Retail’s sales are affected by seasonal and special events, such as Christmas, Easter, Valentine’s Day and Halloween. Stores sell fireworks for “Guy Fawkes” night (November 5), the Company being one of the largest retailers of fireworks in the United Kingdom.

The principal product lines in TM Retail stores as an approximate percentage of sales for Fiscal 2002 were as follows:

%
News	26
Tobacco	30
Confectionery/Soft Drinks	14
Grocery	7
Non-Food/Stationery(1)	19
Lottery “Instants”	3
Lottery on-line commissions	1

100

(1)	Includes, among other products, greeting cards, toys, fireworks, stationery and phonecards.

Most of TM Retail’s CTNs and Variety Stores operate hours of 6.00 a.m. to 6.00 p.m. for six days a week and 7.00 a.m. to noon on Sundays. Most of TM Retail’s C-stores operate hours of 6.00 a.m. to 10.00 p.m. for seven days a week. Opening hours are reviewed on a store-by-store basis, and may vary depending upon local factors. Government legislation in England and Wales limits stores with retail space of more than 3,000 sq. ft. to a Sunday opening time of not more than six hours (a restriction that only applies to15 TM Retail stores).

CTN, Variety Store and C-store Market

Over recent years, convenience stores have increased in importance in the retail market in the United Kingdom. Competitive pressures have led to the closure of many small specialist retailers such as butchers, bakers and greengrocers. C-stores have developed to fulfil the community needs left by these closures. Smaller family units, less leisure time and social changes resulting in more informal eating habits have also contributed to the development of C-stores. TM Retail is capitalising on this trend by converting its CTN stores to convenience stores and thereby exploiting the existing locations and goodwill of its stores. C-stores differentiate themselves from the superstore chains by satisfying their customers’ requirements for impulse and “top-up” purchases (such as milk and bread) and by having extended opening hours.

The typical C-store is located close to its customer base (often within walking distance) and has longer opening hours than most CTNs and supermarkets. News, tobacco, confectionery, alcohol and groceries are among its core products, and it offers a broad range of other products and services which may include, for example, video rental, telephone cards, baked goods, fast food and photocopying facilities. However, the range of groceries stocked is smaller than that stocked by a superstore.

The traditional CTN is essentially a newsagent located in a residential area or local shopping centre, which sells newspapers and magazines, tobacco products and confectionery. A variety store is typically a larger store, located in a shopping centre, selling traditional CTN products as well as a broader range of goods such as greetings cards, toys, books and stationery.

There are a number of retail sectors active in neighbourhood locations, including off-licences (stores which sell alcohol for consumption off the premises), grocers, chemists, garage forecourts, C-stores and CTNs.

According to “Verdict on Neighbourhood Retailing 2003”, published by Verdict Research Limited, considered to be the leading retail analysts and consultants in the United Kingdom and Europe, the Co-op Group is the largest operator with a 5.4 per cent share. TM Retail is the seventh largest with 1.9 per cent of the market, reflecting the high level of fragmentation. The rest of the market includes symbol grocers, multiple C-store operators, regional operators and independents. Between 1997 and 2002, the number of neighbourhood stores is estimated to have fallen by 10 per cent. The large regional chains of CTNs and C-stores have benefited from this trend as it has created a new opportunity to increase market share and store profitability.

Typical C-store operators have grown by a combination of methods, including conversion of CTNs to C-stores, acquiring established stores from small independent operators and developing greenfield sites. Apart from typical C-store operators, the other major entrants into C-store retailing have been petrol (gasoline) retailers, who have expanded mainly through the conversion and extension of their existing petrol retail outlets and, more recently, the major supermarkets.

C-store Conversion Programme

The Company believes that it is able to develop a strong position in the growing C-store market by converting its existing CTNs into C-stores, where appropriate. Management believes that this programme of conversions is significantly cheaper and lower-risk than acquiring or building new stores and allows it to benefit from the existing goodwill of its CTN stores. At the time a CTN is converted into a C-store, increased space is usually obtained by extending into the stockroom or office area, extending into adjacent premises, or relocating the existing business into larger, nearby premises, many by acquisition of a competitor business. With some exceptions, including stores in hospitals and in motorway service stations, TM Retail has chosen not to compete for greenfield sites; rather, it intends to focus on its existing CTN locations for most of its C-store developments.

The cumulative number of C-stores converted in the Company’s C-store conversion programme is set out below:

As at	Converted C-stores	% of Total Portfolio
November 28, 1998	194	13.7%
November 27, 1999	254	18.8%
November 25, 2000	287	22.2%
November 24, 2001	308	25.0%
November 30, 2002	320	26.4%

Properties

The majority of TM Retail’s stores are away from the main shopping street in the town or village in which they are located (referred to in the United Kingdom as the “high street”) and a large proportion are in or near housing estates. Many of its customers live within walking distance of TM Retail stores. Approximately 85 per cent of TM Retail stores are located in residential areas or small towns. The type of location of TM Retail stores as at November 30, 2002 was as follows:

	CTNs		C-stores		V-stores
Type of Location	No. of Shops	% of Total	No. of Shops	% of Total	No. of Shops	% of Total
Residential area	381	50	149	46	10	8
Local shopping centre	281	37	83	26	75	58
Large shopping centre	58	8	16	5	29	22
Large town centre	33	4	31	10	15	12
Other	11	1	41	13	—	—

Total	764	100%	320	100%	129	100%

The breakdown of stores by retail space as of November 30, 2002 was as follows:

Retail Space (Sq. ft)	CTNs	C-stores	V-stores	Total Stores	Percentage of total Retail Space
Less than 500	199	26	1	226	19
500-999	451	84	—	535	44
1,000-1,999	111	171	59	341	28
Over 2,000	3	39	69	111	9

Total	764	320	129	1,213	100%

TM Retail’s property portfolio and the nature of its ownership interests as at November 30, 2002 were as follows:

	Freehold(1)	Long Leasehold(2)	Short Leasehold(3)	Total(4)
Shops	93	26	1,302	1,421
Offices	1	—	3	4
Accommodation(5)	24	6	33	63
Other	2	1	9	12

	120	33	1,347	1,500

(1)	Owned by the Company.

(2)	All long leases have a remaining period of more than 50 years (as of November 30, 2002).

(3)	All short leases have a remaining period of less than 50 years (as of November 30, 2002).

(4)	The number of shop property interests is greater than the number of total stores due to sublet properties, vacant properties, failed assignees and multiple lease interests per branch.
(5)	Either vacant, sub-let or provided to store manager, typically over the shop.

Major Distributors

The Company’s distributors or suppliers deliver directly to the individual TM Retail stores all of the products on offer. In July 1999, a long-term agreement was entered into with Palmer and Harvey McLane to outsource TM Retail’s distribution of tobacco, confectionery and snacks, canned and packet grocery, books, stationery and alcohol. Palmer and Harvey McLane were Forbuoys’ existing suppliers and subsequently acquired the central distribution operation formerly managed by Martin.

Perishable products, such as milk, bread and sandwiches, are supplied locally usually on a daily basis. There are three major distributors of newspapers in the United Kingdom: W H Smith, John Menzies and Surridge Dawson. Each is assigned a specific region by publishers, and TM Retail deals with the relevant distributor in its respective region.

Trademarks

The Company has registered its service marks of “Forbuoys” and “McColls”.

The Tobacco Market

The UK duty-paid cigarette market accounted for an estimated 56 billion cigarettes in 2000, which made it the fifth largest market in Western Europe. The UK Government estimates in addition that almost 1 in 3 cigarettes consumed are not UK duty-paid bringing total estimated consumption to 82 billion cigarettes. The smoking population in the United Kingdom is estimated to have remained constant at around 23.7 per cent of the population in 2000. In 2000, the UK tobacco duty paid market had an estimated retail value, including excise duties and VAT, of over £11.6 billion, of which approximately £10.7 billion was cigarette sales. The volumes of UK duty paid tobacco products sold in the United Kingdom have declined since the 1970s. Total UK duty paid cigarette consumer sales volumes over the period 1997 to 2000 fell by an average of 10 per cent each year. See “Item 3. Key Information—Reduced Demand for Tobacco Products”. This period has also seen increasing demand for cigarette brands with a lower tar content and greater competition between manufacturers based on pricing. There are over 300 brands of cigarette sold in the United Kingdom. However, the market is highly concentrated, with the eight leading brands accounting for more than half of all cigarette sales.

A significant factor affecting the Company’s operations is excise duties on tobacco products although the impact has diminished since the disposal of Mayfair Services. At present, approximately 80 per cent of the recommended retail price for premium brand cigarettes sold in the United Kingdom consists of excise duties and VAT. Rates of duty charged on tobacco products in the United Kingdom are typically higher than those charged in other western European countries. This encourages illegal cross-border trade from countries with lower levels of duty. In March 2001, the UK Government estimated that 33 per cent of all tobacco consumed in the United Kingdom was not UK duty-paid including almost 1 in 3 cigarettes and 80 per cent of hand-rolled tobacco. In recent years, the UK Government has increased duties on tobacco products by an average of at least five per cent per annum in excess of the rate of inflation although, at the March 2001 and April 2002 Budgets, this increase was limited to inflation only. These increases have represented an annual direct increase in costs for tobacco manufacturers, which, but for the offsetting effect of illegal cross-border trade, when passed on to customers, is believed to have the effect of reducing the consumption of tobacco products. The continuing impact of price increases in the UK cigarette market, principally due to substantial duty increases in recent years, has reduced annual UK duty paid volumes, led to greater price competition and accelerated trading down by consumers to lower price cigarette brands. These changes have particularly affected the premium sector of the UK cigarette market.

An EC Council Directive (2002/10/EC) which came into force on July 1, 2002 has amended Directive 92/79/EC and requires, subject to some derogations, that the minimum excise tax (excluding VAT) on the most popular price category of cigarette in each EU country must represent not less than 57 per cent of the recommended retail selling price (including VAT) and shall not be less than EUR 60 per 1,000 cigarettes. As from July 1, 2006, this figure shall be increased to EUR 64.

Regulation and Litigation

Tobacco Products

The advertising, sale and consumption of cigarettes and other tobacco products in the United Kingdom have traditionally been subject to pressure from governments, health officials and anti-smoking groups. The current UK Government has emphasised its intention to ensure that the number of people smoking in Britain falls, and has been supported in this by pressure groups such as the Association on Smoking and Health (ASH) and QUIT.

A number of substantial restrictions on the marketing, advertising, product design and consumption of cigarettes have been introduced by Government regulation or voluntary agreements. Recent examples include the Tobacco Products (Manufacture, Presentation and Sale) (Safety) Regulations 2002 and the Tobacco Products Regulations 2001. The legislative restrictions on advertising and promotion restrict the types of media and forms of advertising used and require the placement of a health warning on every advertisement and on the packaging of tobacco products.

The Tobacco Advertising and Promotion Act 2002 came into force on February 14, 2003 following a Private Member’s Bill that was introduced in the House of Lords

The Act makes it an offence to: publish tobacco advertisements in the United Kingdom; devise or distribute a tobacco advertisement in the United Kingdom, whether in electronic or other form; display tobacco products or their prices in a place or website where tobacco products are offered for sale if the display does not comply with such requirements as may be specified in regulations; distribute free to the public any product or coupon with the purpose of promoting a tobacco product; be a party to a sponsorship agreement if the purpose or effect of that agreement is to promote tobacco products in the United Kingdom. Transitional Provisions allow existing sponsorship agreements to continue until July 30, 2003, subject to certain conditions, and there will be a ban on in-pack promotion schemes and remaining direct marketing from May 14, 2003. The Act also permits the Secretary of State to make ‘brand sharing’ regulations prohibiting or restricting the use of any name, emblem or other feature which is connected with a tobacco product, in connection with any other service or product.

On December 10, 1998, the UK Government issued a White Paper (“Smoking Kills—A White Paper on Tobacco”) that set out a concerted programme of action, the aim of which was to reduce smoking in the United Kingdom.

The White Paper announced that the Government was planning a £50 million publicity campaign to shift attitudes and change behaviour and would invest £60 million on a comprehensive NHS service to help smokers to quit, which would include specialist counselling and a limited supply of free nicotine replacement therapy. This has already been put into practice, with a billboard campaign, television campaign and specialist NHS clinics for smokers.

The Children and Young Persons Act 1933 makes it illegal to sell cigarettes to anyone under sixteen. The Children and Young Persons (Protection from Tobacco) Act 1991 makes it an offence to sell unpackaged cigarettes or to fail to display warning statements that the sale of tobacco products to anyone under sixteen is illegal. It is the statutory duty of every local authority to consider taking enforcement action in relation to these Acts at least once a year. On September 13, 2000, the Protocol on Underage Sales was launched. There is to be an annual survey carried out of enforcement by local trading standards authorities to monitor enforcement of the law on underage tobacco sales.

In recent years, there has been an increased amount of attention focused on environmental tobacco smoke or “passive smoking”. The Scientific Committee on Tobacco and Health was set up in 1994 to review evidence on tobacco and health, and to provide advice to the Chief Medical Officer and the UK Department of Health. In 1998, the Committee produced a report which focused particularly on the negative health effects of passive smoking. The report concluded that long-term exposure to environmental tobacco smoke caused lung cancer and posed a number of other health risks. On December 21, 1999, following an application by the Tobacco Manufacturers’ Association, the High Court ruled that the report was not susceptible to judicial review.

In the White Paper, the Government stated that it did not feel that a universal ban on smoking in all public places was justified while it could make fast and substantial progress in partnership with industry.

The Public Places Charter was published on September 14, 1999 and commits signatories to improving the facilities for customers who do not smoke in pubs, bars and restaurants. The Charter’s requirements include: a written policy on smoking; implementation through non-smoking areas, air cleaning and ventilation as appropriate; and communication to customers through external and internal signs. The Government is currently working with the hospitality industry to agree targets for an increase in smoke-free facilities and clean air.

HM Treasury commissioned the Wanless Report to consult on the long-term assessment of health policy, including questions for consideration on the negative impact of smoking. The Final Report was published in April 2002 and highlights investment in encouraging people to stop smoking as an effective way to improve the population’s health status and cut health spending in the longer term.

Under the Health and Safety at Work Act 1974 employers have to ensure, so far as is reasonably practicable, the health, safety and welfare at work of all their employees. The Health and Safety Executive (“HSE”) currently recommends that all employers should have a specific policy on smoking in the workplace and that this should give priority to the needs of non-smokers who do not wish to breathe tobacco smoke. One of the key messages in relation to their stance on passive smoking was that non-smoking should be regarded as the norm in enclosed workplaces. Special provision should be made for smoking, rather than the reverse. The Health and Safety Commission (“HSC”) has published a Consultative Document which contains a draft Approved Code of Practice (“AcoP”) which is now being revised.

The Department of Health has also run a project entitled Tackling Tobacco in the Workplace, the aim of which is to encourage businesses to develop and implement tobacco policies to help smokers to give up and to lead to the creation of smoke-free work places.

Excise duties represent a significant percentage of the retail price of tobacco products and have been steadily increased in the United Kingdom. Cigarette excise duties and VAT comprise approximately 80 per cent of the recommended retail price of a pack of cigarettes in the United Kingdom. In 1997 the UK Government stated its intention to increase excise duties on tobacco products by an average of at least 5 per cent a year in excess of the rate of inflation, and such increases were made in 1997, 1998, 1999 and 2000. In his Pre-Budget Report in November 2000, the Chancellor stated the UK Government’s belief that there is a strong case for a year on year real terms increase in the price of cigarettes. However, in his March 2001 and April 2002 Budgets, the Chancellor limited his tobacco duty increase to inflation only.

Voluntary agreements have been in operation between the Government and the tobacco industry and were to remain in place until the Tobacco Advertising and Promotion Act came into force on February 14, 2003. The Voluntary Agreement on Tobacco Advertising and Promotion governs the content of cigarette advertisements and the placement of those advertisements. It limits expenditure and promotional activities, and regulates the use of health warnings. Promotional activities are also governed by the Cigarette Promotion Code and the Cigarette Sampling Code and are monitored by the Committee for Monetary Agreements on Tobacco Advertising and Sponsorship (COMATAS), which also monitors the voluntary agreement on the sponsorship of sport by tobacco companies, although this does not apply to international sponsorship such as Formula One. The Federation Internationale de l’Automobile has stated that it will proceed with its own global ban on tobacco sponsorship in motor sports from 2006. The ban on new sponsorship and transitional provisions under the Tobacco Advertising and Promotion Act 2002 covers the promotion of tobacco products in the United Kingdom.

Regulation in Europe

In May 2001, the European Commission adopted a new advertising directive (COM 2001 0283 final) (“the Advertising Directive”). The proposed Directive along with responses received in response to consultations (including from the UK Government), has been considered by European Parliament and was modified on November 28, 2002 (COM(2002)0699). It is currently awaiting the Council’s common position. The Advertising Directive is intended to regulate the advertising of tobacco products and related sponsorship and also provides for a reporting procedure to take account of new scientific developments relating to tobacco. It proposes a ban on tobacco advertising in the press and printed publications, radio and the internet, but not on cinema or poster advertising. It also proposes a ban on the sponsorship of events and the free distribution of tobacco products.

The European Parliament and the European Council adopted a directive on the manufacture, presentation and sale of tobacco products in June 2001 (2001/37/EC) (“the Products Directive”). The Products Directive combines existing legislation on tar content and labelling and reduces the current maximum tar yield per cigarette, introducing for the first time maximum yields for nicotine and carbon monoxide (which are to apply from January 1, 2004). It also introduces new, larger warnings (which were to be implemented by September 30, 2002) provisions for photographic health warnings (which were to be implemented by December 31, 2002), bans misleading descriptors such as “low tar” and “light” (which are to be implemented by September, 30 2003), and requires manufacturers to give information on the contents of their products.

Manufacturers and importers are required to submit a list of all ingredients used in the manufacture of tobacco products by brand name and type and give details of any toxicological data available to the manufacturer or importer. Member states are required to make this information public.

The European Commission has stated that before 2005 it will propose a new directive concerning a common list of ingredients authorised for tobacco products and will seek advice on whether any additives used may make the taste of tobacco more palatable to young people.

In addition, Directive 92/79/EC (as amended by Council Directive 2002/10/EC) requires that the minimum excise tax (excluding VAT) on the most popular price category of cigarette in each EU country must represent not less than 57 per cent of the recommended retail selling price (inclusive of VAT) and shall not be less than EUR 60 per 1,000 cigarettes. As from July 1, 2006, this figure shall be increased to EUR 64. The requirements under this Directive have been implemented in the United Kingdom and the table of excise duties payable on tobacco is revised on an annual basis.

A report entitled “Progress Achieved in Relation to Public Health Protection from the Harmful Effects of Tobacco Consumption” produced by the European Commission (dated September 8, 1999), was intended to present the progress achieved as a follow-up to the 1996 Commission Communication on the present and proposed role of the European Community in combating tobacco consumption. As well as dealing with tar, nicotine and additive levels in tobacco products on sale across the Community, the Report contained replies from the Member States to commission questionnaires on (i) the sale of cigarettes to minors; (ii) sales of cigarettes in “kiddy-packs” of less than 20 units; (iii) sales of cigarettes from vending machines; and (iv) smoking in public places.

At the same time as welcoming the Commission’s proposals on the labelling and content of tobacco products, the Council invited the Commission to (i) propose a Council Recommendation aimed at “protection against voluntary exposure to tobacco smoke in public places and in the workplace”; and (ii) explore the possibility of “initiatives aimed at the protection of minors, including rules for selling conditions, sales via the internet and from vending machines”. The Council invited the Commission to suggest new measures, when needed, and to report every two years on the work conducted and the progress achieved.

Council Recommendation of December 2, 2002 on the prevention of smoking and initiatives to improve tobacco control recommends that Member States adopt various measures, including requiring vendors to establish that purchasers have reached the legal age for purchase, removing tobacco products from self-service displays in retail outlets and restricting access to tobacco vending machines. It also requires Member States to implement legislation that provides protection from exposure to environmental tobacco smoke in indoor workplaces, enclosed public places and public transport and to implement appropriate price measures on tobacco products so as to discourage tobacco consumption. The Commission is to monitor and assess the developments and measures undertaken by Member States and report on the implementation of the proposed measures.

This Council Recommendation includes certain issues arising from the WHO Framework Convention negotiations.

In a decision by the Commission dated November 2001, reference is made to the intended phasing out of tobacco subsidises, whilst guaranteeing adequate replacement schemes for the tobacco farmers. On March 25, 2002, the Council of the EU adopted Regulation 546/2002 whereby in order to promote human healthy, tobacco farmers’ subsidies are to be reduced and at the same time, steps are to be taken to develop new sources of income and economic activity for them.

Global Regulation

On October 21, 2000, the World Health Organisation (WHO) produced a draft international tobacco control treaty, entitled the Framework Convention in Tobacco Control, which is intended to implement a comprehensive global regulatory framework of the tobacco trade. More than 190 countries began the sixth and final round of negotiations on February 17, 2003 and the Framework is due to be adopted by health ministers at the WHO’s annual assembly in May 2003.

On February 19, 2002, the European Report on Tobacco Control Policy was published and the Warsaw Declaration for a Tobacco-free Europe was adopted, both in conjunction with the WHO European Ministerial Conference for a Tobacco-free Europe. The Report reviewed the implementation of the Third Action Plan for a Tobacco-free Europe, while the Warsaw Declaration committed states participating in the conference (including the United Kingdom) to: developing and adopting the European Strategy for Tobacco Control (Fourth Action Plan for a Tobacco-free Europe); declaring their strong support for preparing a comprehensive WHO Framework Convention on Tobacco Control; and urging Member States and intergovernmental organisations to strengthen European partnership and solidarity in tobacco control.

Tobacco Litigation

Tobacco manufacturers in the United Kingdom, including the Company’s suppliers, have been sued by parties seeking damages for ailments claimed to have resulted from tobacco consumption. To the Company’s knowledge, no such action has been settled in favour of a plaintiff in the United Kingdom.

The first action brought against a tobacco manufacturer in the United Kingdom for alleged smoking-related health effects is believed to have been in 1988. In 1992, legal aid was granted to approximately 200 claimants in England to commence litigation against a number of tobacco manufacturers, including Gallaher and Imperial Tobacco, in respect of alleged injuries caused by smoking. Legal aid was withdrawn in July 1996. Subsequently, various writs were issued against the tobacco manufacturers by some 52 plaintiffs, none of whom had legal aid.

On February 9, 1999 the High Court ruled that the actions of 36 of the 52 plaintiffs were time-barred. The judge stated that the plaintiffs’ chances of establishing liability were “speculative” and that, even if primary liability were established, defences of consent or contributory negligence could reduce or eliminate any award of damages. In addition, none of the defendants had acted promptly or reasonably once they knew that the acts or omissions of the tobacco companies might be capable of giving rise to an action for damages.

There was no full hearing on the merits, as the plaintiffs withdrew their claims following this decision. Imperial and Gallaher agreed not to pursue legal costs from the plaintiffs who had withdrawn. In return, the plaintiffs’ solicitors gave an undertaking not to take any further action against the tobacco industry for the next five years, or against Imperial and Gallaher specifically for the next ten.

On October 23, 2001 permission was granted by the Court of Session in Edinburgh for a widow to sue Imperial Tobacco for £500,000 in respect of her husband’s death from lung cancer.

The Company is not a party to any smoking and related ill-health litigation in any jurisdiction. However, there can be no guarantee that such actions will not arise in the future. In addition, although the Company is currently only a retailer of tobacco products, Forbuoys’ previous sale of cigarettes sold under its own brand name, although manufactured by another company, as well as the Company’s activities as a tobacco retailer, could potentially subject the Company to future litigation.

Government Regulation of Non-tobacco Businesses

Various other aspects of the Company’s businesses are also subject to governmental regulation, including standards for storage, distribution, labelling and the sale of food products, the requirement of a license for any shop selling alcohol or fireworks, standards for vending machines, standards for post office branches and general health and safety standards. Although the Company believes it is operating in substantial compliance with these laws and regulations, such laws and regulations are subject to change.

There can be no assurance that additional or more stringent requirements will not be imposed on the Company’s operations in the future. Failure to comply with such current or future laws and regulations could result in fines against the Company, a temporary shutdown of the Company’s operations or the loss of certification or rights to sell its products. Even in the absence of governmental action, a reduction in the

Company’s profit margins based on increases in licensing or inspection fees or other duties payable by the Company or other additional compliance costs could result from Government regulations.

Organisational Structure

The Company is a wholly-owned subsidiary of Thistledove Limited. The following information relates to those subsidiary undertakings, or former subsidiary undertakings, whose results or financial position principally affected the Company during Fiscal 2002:

Name of company	Country of registration (or incorporation) and operation	Holding	Proportion of voting rights and shares held	Nature of business
All held by the company unless indicated.
Bracklands Ltd*	England and Wales	Ordinary shares	100%	Property Co
Clark Retail Ltd*	Scotland	Ordinary shares	100%	Retailing
Forbuoys Ltd	England and Wales	Ordinary shares	100%	Retailing
Martin Retail Group Ltd*	Scotland	Ordinary shares	100%	Retailing
TM Vending Ltd	England and Wales	Ordinary shares	100%	Corporate Activities
Tog Ltd*	England and Wales	Ordinary shares	100%	Intermediate Holding Co
*100%held by a subsidiary undertaking

Property, Plant and Equipment

The Company had 1,508 property interests at November 30, 2002, comprising the 1,500 properties managed by TM Retail (see table on page 18), plus 8 centrally managed properties which are no longer used by the Company. 1,388 of the property interests were leaseholds, all of which were held in the United Kingdom. The remaining properties were owned. The centrally managed properties were those that remained after various businesses disposals, 7 of which were sub-let.

Of the property interests, 1,421 represent trading, sub-let or vacant shops.

The principal administrative offices of the Company and the main operation facilities for TM Retail are located in Brentwood, England and are owned by the Company.

The leased properties have a book value of £10.1 million on the Company’s balance sheet, of which £8.9 million is classified as “short” leases, which are leases with a remaining life of less than 50 years. The Company’s total rent expense for Fiscal 2002 was £25.6 million.

The maintenance and upkeep of the property portfolio is the responsibility of the property department together with the operational area management.

Plant and equipment at November 30, 2002 mainly comprised fittings and equipment in the shops and offices, with a book value of £30.9 million.

Item 5. Operating and Financial Review and Prospects

The following should be read together with “Item 3. Key Information”, and with the Financial Statements of the Company and the Notes thereto included elsewhere in this Form 20-F.

Overview

The Company was formed in 1995 upon the MBO of the principal retailing and vending businesses of Gallaher. Following the MBO, the Company streamlined its operations and focused on increasing profitability in its three core businesses, which comprised a leading nation-wide chain of newsagents and convenience stores under the name of TM Retail, a cigarette vending business, Mayfair Services, and a beverage and snack vending business, Vendepac.

The Company made key acquisitions for each of its core businesses. On November 28, 1998, it acquired the shares of Tog Limited, the parent company of the Martin Retail Group, for a total cash payment (including repayment of debt) of £75 million. Martin operated 781 retail outlets throughout the United Kingdom, comprising 731 traditional CTNs and 50 convenience stores.

Of the vending acquisitions since the MBO, those of the cigarette vending business of Stretton by Mayfair in December 1996 and the beverage and snack vending business of Vendcare in 1998 were significant in terms of increasing size.

Following strategic reviews, Mayfair Services was sold on December 8, 2000 to Sinclair Collis Limited, a subsidiary of Imperial Tobacco Group Plc, for a total consideration of £39.6 million and Vendepac was sold on July 20, 2001 to Compass Group, UK and Ireland Limited for a total consideration of £85.0 million.

The Company has sought to consolidate its market position and develop its retail estate during Fiscal 2002 through continuing to build on its successful C-store conversion programme. It has also further developed the distinct segments of its business and focused on the different investment and range requirements of the Variety store, C-Store and CTN store formats.

Revenues are generated primarily in cash. Sales represent the amounts receivable for goods and services sold in the relevant period, stated net of value added tax, and include commissions from the sale of the National Lottery’s on-line game and the gross sales of the National Lottery’s “Instants” scratch card tickets.

The majority of price changes are made to reflect a change in the purchase price of the product. Some goods (e.g. newspapers and magazines) have the selling price printed on the copy by the publisher. C-stores have higher selling prices on many more items than CTNs, reflecting higher labour costs, longer opening hours and a better shopping environment. The number of C-stores has increased and is expected to continue to increase as a proportion of the total number of stores.

Profit for the continuing business declined in Fiscal 2002, with higher wage costs a key factor, following a significant increase in the National Minimum Wage in October 2001.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with UK GAAP. The preparation of financial statements requires the use of estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditure of the period.

The Company believes the following critical accounting policy requires significant judgement and/or the greatest use of estimates.

Goodwill

Goodwill arising on acquisitions prior to November 28, 1998 was set off directly against reserves. Goodwill previously eliminated against reserves has not been reinstated on implementation of Financial Reporting Standard 10 “Goodwill and Intangible Assets” (“FRS10”).

Positive goodwill arising on acquisitions since November 28, 1998 is capitalised, classified as an asset on the balance sheet and amortised on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

If a subsidiary or business is subsequently sold or closed, any goodwill arising on acquisition that was written off directly to reserves or that has not been amortised through the profit and loss account is reviewed for impairment and if such goodwill is not considered to be attached to the continuing business it is taken into account in determining the profit or loss on sale or closure.

In these financial statements, under US GAAP, all goodwill is amortised over its anticipated life other than goodwill on acquisitions after June 30, 2001 which is not amortised. From December 1, 2002 the Company is adopting Statement of Financial Standards No. 142 “Goodwill and Other Intangible Assets” for its US GAAP reporting. Under this Standard, purchased goodwill is no longer amortised. On adoption of the new accounting standard, goodwill will be reviewed for impairment, and then on an annual basis thereafter.

Tobacco Pre-purchases

The imposition of duty increases in the UK Government’s Budget statement and of manufacturer price increases has affected the annual pattern of the Company’s tobacco purchases and stock values. Most UK cigarette retailers, including the Company, seek to take advantage of these price rise opportunities and pre-purchase stock immediately ahead of announced or expected duty or manufacturer price increases. This is known as “tobacco pre-purchasing.” Prior to each tobacco pre-purchase, the level of any announced or anticipated duty or price rise and the benefits of acquiring additional stock are carefully assessed against the interest cost of funding additional stock levels. Duty increases in 1996, 1997 and 1998 were announced in March or July for implementation in December, and therefore involved little risk to the Company. Prior to this, duty rises had not been pre-announced. With effect from March 1999, pre-purchasing once again assumed an element of speculation.

In its Budget Report of March 22, 2000, the Government announced its intention to implement “anti-forestalling measures” to limit pre-purchasing activity by restricting the volume of removal of cigarettes from all duty-suspended storage in the run up to each future Budget. In the past manufacturers typically made available between two and three months’ supply, but in March 2001 and April 2002, supply was restricted to several weeks only. This is expected to be the norm for the future.

Manufacturers’ price increases in the United Kingdom have tended to occur at least once a year and are announced a few weeks in advance of implementation. With price rises typically lower than the duty increases, pre-purchases prior to a manufacturers’ price increase are normally economic at no more than several weeks’ purchase.

Tobacco pre-purchases have resulted in large variations in working capital and periodic increases in short-term borrowings. For several years the pre-purchase in advance of duty increases had occurred in November and the related payment has been made to suppliers in December. Following a change in the Budget date to March during Fiscal 1999, purchases have been and, to the extent that pre-purchase activity continues, are expected to be made in March/April, with the payment in April/May. The Company has in the past financed the pre-purchase through borrowings under uncommitted Stocking Facilities and committed Working Capital Facilities. More recently this activity has been financed entirely by Working Capital Facilities.

The Company’s recent pre-purchase activity in advance of duty increases has been as follows:

	Stock purchased in
	March 2000(i)	March 2001	April 2002
	(£)	(£)	(£)
Duty increase	0.25	0.06	0.06

Value of stock pre-purchased (millions) excl VAT	51.0	10.9	6.3

Gross stock appreciation pre-interest (millions)	3.3	0.2	0.1

Estimated interest cost (millions)	0.4	0.0	0.0
Estimated pre-tax profit from subsequent sales of pre-purchased inventory (millions)	2.9	0.2	0.1

Note:	(i) Includes pre-purchase activity in relation to Mayfair, prior to its sale in December 2000.

Results of Operations

The following table sets out a summary of the Company’s results by business sector:

		Fiscal 2000	Fiscal 2001	Fiscal 2002
		(£ millions)
Sales:
Continuing operations	— TM Retail	672.2	663.1	691.8

Discontinued operations	— Mayfair	140.8	5.8	—
	— Vendepac	58.4	37.0	—

Total sales		871.4	705.9	691.8

Cost of sales:
Continuing operations	— TM Retail	(510.5)	(506.1)	(530.3)

Discontinued operations	— Mayfair	(106.7)	(4.6)	—
	— Vendepac	(22.7)	(15.6)	—

Total cost of sales		(639.9)	(526.3)	(530.3)

Selling, distribution and administrative costs:
Continuing operations	— TM Retail	(134.0)	(132.5)	(139.9)
	— Central(1)	(2.7)	(3.0)	(3.3)

		(136.7)	(135.5)	(143.2)
Discontinued operations	— Mayfair	(27.1)	(1.1)	—
	— Vendepac	(28.7)	(19.5)	—
Restructuring costs		—	—	(0.8)

Total selling, distribution and administrative costs		(192.5)	(156.1)	(144.0)

Profit on fixed asset disposals:
Continuing operations	— TM Retail	1.3	3.0	3.9

Discontinued operations	— Mayfair	0.1	—	—
	— Vendepac	0.1	0.1	—

Total profit on fixed asset disposals		1.5	3.1	3.9

Profit/(loss) before interest, taxation and sale of businesses:
Continuing operations	— TM Retail	29.0	27.5	25.5
	— Central(1)	(2.7)	(3.0)	(3.3)

		26.3	24.5	22.2
Discontinued operations	— Mayfair	7.1	0.1	—
	— Vendepac	7.1	2.0	—
Restructuring costs		—	—	(0.8)

Total profit before interest, taxation and sale of businesses		40.5	26.6	21.4
Profit on sale of businesses		—	51.5	—
Net interest expense		(36.2)	(21.2)	(20.5)
Taxation		(0.5)	(0.6)	(0.2)

Profit for the period		3.8	56.3	0.7

(1)	“Central” includes central management costs, finance functions and administration.

Fiscal 2002 versus Fiscal 2001

53rd week accounting

Fiscal 2002 contains an additional week’s trading. This occurs periodically as a result of the Company accounting on a weekly basis rather than a calendarised basis. Revenues and costs are matched to the appropriate number of weeks.

Sales

The Company’s total sales decreased 2.0 per cent to £691.8million for Fiscal 2002 from £705.9 million in Fiscal 2001, principally due to business disposals offset by an increase in TM Retail.

TM Retail’s sales increased 4.3 per cent to £691.8million for Fiscal 2002 from £663.1 million in Fiscal 2001, due to the impact of the extra week and improved “same store” revenues. The total number of stores reduced by 17 to 1,213 at the end of the financial period. The weighted average number of stores decreased by 1.8 per cent during the year. “Same store” revenues excluding lottery revenues were approximately 3 per cent higher for the year as a whole with declines in “same store” confectionery and news product revenues offset by improvements in tobacco, convenience and other products.

Cost of Sales

The Company’s total cost of sales increased 0.8 per cent to £530.3 million for Fiscal 2002 from £526.3 million in Fiscal 2001, primarily due to an increase in TM Retail offset by business disposals.

TM Retail’s cost of sales increased 4.8 per cent to £530.3million for Fiscal 2002 from £506.1 million in Fiscal 2001, principally due to the increase in sales.

Selling, Distribution and Administration Costs

The Company’s total selling, distribution and administration costs decreased 7.8 per cent to £144.0 million for Fiscal 2002 from £156.1 million in Fiscal 2001, principally due to business disposals.

TM Retail’s selling, distribution and administration costs increased 5.6 per cent to £139.9 million for Fiscal 2002 from £132.5 million in Fiscal 2001, principally due to store operating costs which have increased as a result of increases in wage rates and rents. Wage rates have increased principally as a result of the October 2001 National Minimum Wage increase and associated effects. All costs have increased due to the extra week.

Central administration costs increased by £0.3 million for Fiscal 2002 to £3.3 million.

Restructuring costs relate to redundancies that took place in TM Retail but are shown separately to aid year on year comparisons.

Profit before Interest, Taxation and Sale of Businesses

The Company’s total profit before interest, taxation and sale of businesses decreased 19.6 per cent to £21.4 million in Fiscal 2002 from £26.6 million in Fiscal 2001. £2.1 million of this decrease was attributable to the contribution from discontinued businesses in Fiscal 2001 and £0.8 million to the restructuring costs.

TM Retail’s profit before interest, taxation and restructuring costs decreased 7.5 per cent to £25.5 million for Fiscal 2002 from £27.5 million in Fiscal 2001 due to the increase in store operating costs, partially offset by improved sales.

Net Interest Expense

Net interest expense decreased 3.5 per cent to £20.5million for Fiscal 2002 from £21.2 million in Fiscal 2001. This was due to reduced interest charges following Senior Note and Loan redemptions, offset by premia of £1.9 million associated with those redemptions. An exchange gain of £1.2 million arising from the redemption and retranslation of the dollar Notes, net of currency hedges included within net interest expense, was also £1.4 million lower than the gain arising on retranslation in Fiscal 2001.

Taxation

The taxation charge in Fiscal 2002 comprises UK current and deferred income taxes and includes certain adjustments in respect of prior years. A reconciliation of the standard UK tax charge of 30 per cent to the actual tax is set out in Note 10 to the Financial Statements elsewhere in this Form 20-F.

Profit for the Period

The total profit for the period for the Company decreased to £0.7 million for Fiscal 2002 from £56.3 million in Fiscal 2001, the principal factor being the profit of £51.5 million on business disposals in Fiscal 2001. Excluding profit on business disposals, profit for the period fell therefore by £4.1 million.

Fiscal 2001 versus Fiscal 2000

Sales

The Company’s total sales decreased 19.0 per cent to £705.9 million for Fiscal 2001 from £871.4 million in Fiscal 2000, principally due to business disposals.

TM Retail’s sales decreased 1.3 per cent to £663.1 million for Fiscal 2001 from £672.2 million in Fiscal 2000, due to the reduction in store numbers. The total number of stores reduced by 61 to 1,230 at the end of the financial period. The weighted average number of stores decreased by 5.4 per cent during the year. “Same store” revenues excluding lottery revenues were approximately 2 per cent higher for the year as a whole with declines in “same store” confectionery and news product revenues offset by improvements in tobacco, convenience and other products. “Same store” revenues improved in the second half.

Mayfair’s sales included in the Company’s results decreased 95.9 per cent to £5.8 million for Fiscal 2001 from £140.8 million in Fiscal 2000, due to the disposal of this business in December 2000.

Vendepac’s sales included in the Company’s results decreased 36.7 per cent to £37.0 million for Fiscal 2001 from £58.4 million in Fiscal 2000, due to the disposal of this business in July 2001.

Cost of Sales

The Company’s total cost of sales decreased 17.8 per cent to £526.3 million for Fiscal 2001 from £639.9 million in Fiscal 2000, primarily due to business disposals.

TM Retail’s cost of sales decreased 0.9 per cent to £506.1 million for Fiscal 2001 from £510.5 million in Fiscal 2000, due to the decrease in sales but offset by a worsening of margins due to a reduction in profits from tobacco pre-purchases.

Mayfair’s cost of sales included in the Company’s results decreased 95.7 per cent to £4.6 million for Fiscal 2001 from £106.7 million in Fiscal 2000, due to the disposal of this business in December 2000.

Vendepac’s cost of sales included in the Company’s results decreased 31.2 per cent to £15.6 million for Fiscal 2001 from £22.7 million in Fiscal 2000, due to the disposal of this business in July 2001.

Selling, Distribution and Administration Costs

The Company’s total selling, distribution and administration costs decreased 18.9 per cent to £156.1 million for Fiscal 2001 from £192.5 million in Fiscal 2000, principally due to business disposals.

TM Retail’s selling, distribution and administration costs decreased 1.2 per cent to £132.5 million for Fiscal 2001 from £134.0 million in Fiscal 2000, principally due to savings in central overheads. Store operating costs have reduced with store closures, offset by increases in wage rates and rents. Central overhead costs have reduced, as has net rental expenditure on vacant properties.

Central administration costs increased by £0.3 million for Fiscal 2001 to £3.0 million.

Mayfair’s selling, distribution and administration costs included in the Company’s results decreased 95.9 per cent to £1.1 million for Fiscal 2001 from £27.1 million in Fiscal 2000 due to the disposal of this business in December 2000.

Vendepac’s selling, distribution and administration costs included in the Company’s results decreased 32.1 per cent to £19.5 million for Fiscal 2001 from £28.7 million in Fiscal 2000, due to the disposal of this business in July 2001.

Profit before Interest, Taxation and Sale of Businesses

The Company’s total profit before interest, taxation and sale of businesses decreased 34.2 per cent to £26.6 million in Fiscal 2001 from £40.5 million in Fiscal 2000, principally due to business disposals.

TM Retail’s profit before interest, taxation and sale of businesses decreased 5.1 per cent to £27.5 million for Fiscal 2001 from £29.0 million in Fiscal 2000 due to the decrease in margins through a reduction in profits from tobacco pre-purchases, partially offset by savings on central overheads.

Mayfair’s profit before interest, taxation and sale of businesses included in the Company’s results decreased 98.3 per cent to £0.1 million in Fiscal 2001 from £7.1 million in Fiscal 2000, due to the disposal of this business in December 2000.

Vendepac’s profit before interest, taxation and sale of businesses included in the Company’s results decreased 72.0 per cent to £2.0 million for Fiscal 2001, due to the disposal of this business in July 2001.

Profit on Sale of Businesses

The disposal of Mayfair Services on December 8, 2000 and Vendepac on July 20, 2001, realised profits of £14.6 million and £36.9 million respectively net of goodwill previously written off against prior year reserves of £41.7 million. The detail of these disposal transactions is set out in Note 13 to the Financial Statements elsewhere in this Form 20-F.

Net Interest Expense

Net interest expense decreased 41.1 per cent to £21.2 million for Fiscal 2001 from £36.1 million in Fiscal 2000. This was due to a combination of interest earned on the cash proceeds of business disposals, the redemption of the Senior Term Loan in June 2001 and an exchange gain of £2.6 million arising from the retranslation of the dollar Notes, net of currency hedges, compared to an exchange loss of £8.7 million arising from this retranslation in Fiscal 2000.

Taxation

There is a restated taxation charge of £0.6 million in Fiscal 2001, comprising UK current and deferred income taxes including certain adjustments in respect of prior years. The taxation charge is low as a percentage of profits, as a significant element of the profit for the period is not subject to tax, or is covered by tax losses. Also, the application of FRS 19—Deferred Tax—allows the recognition of certain unutilised taxation allowances in computing the charge. A reconciliation of the standard UK tax charge of 30 per cent to the actual tax is set out in Note 10 to the Financial Statements elsewhere in this Form 20-F.

Profit for the period

The total profit for the period for the Company increased to £56.3 million for Fiscal 2001 from £3.8 million in Fiscal 2000, the principal factor being the profit of £51.5 million earned on disposal of Mayfair and Vendepac. Excluding profit on business disposals, profit for the period increased therefore by £1.0 million.

Liquidity and Capital Resources

Cash Flows

Cash flow from operating activities fell from £28.2 million in Fiscal 2001 to £19.6 million in Fiscal 2002. In part, this was due to lower profits in Fiscal 2002 from continuing activities, the cash cost of the reorganisations in this year and there being no contribution from the Mayfair or Vendepac businesses disposed of during Fiscal 2001.

One of the main influences however, was the impact of the 53rd week in capturing 13 months’ salary payments.

Cash flows were further affected by a decrease in trade credit, with the move to electronic top up, following the development of this trend in the mobile phone top up market.

Cash realised on the disposal of the Vendepac business in Fiscal 2001 was applied to the redemption of loans in the Company and in the Company’s parent during Fiscal 2002. Specifically and chronologically, cash of £0.3 million was applied to redeem the balance of a loan originally taken out to fund one of the hedging instruments.

A tender for the Senior and Senior Subordinated Notes resulted in cash of £16,000 in aggregate being applied to redeem the principal amount of $23,000 of the Senior Notes at par.

An amount of £23.1 million in aggregate was also applied to acquire the principal amounts of $29.7 million of the Senior Notes and £1.7 million of the Senior Subordinated Notes, together with associated premia of £1.6 million.

Cash of £33.7 million, comprising the principal of £30.0 million, rolled and accrued interest of £3.4 million and a premium of £0.3 million was applied to redeem the Senior Floating Notes.

Following these debt reductions, the Company declared and paid a dividend of £22.45 million to the parent company, Thistledove Limited. This dividend together with the repayment of certain inter-company balances, provided for the repayment of all of the principal amount of £21.8 million of the Loan Notes in that company together with rolled and accrued interest thereon.

A detailed analysis of the cash flows of the Company is disclosed on Page F-5, elsewhere in this Form 20-F. A summary of this statement is as follows:

	(£ millions)
	Fiscal 2000	Fiscal 2001	Fiscal 2002
Net cash inflow from operating activities	52.4	28.2	19.6
Returns on investments and servicing of finance	(25.7)	(21.6)	(22.8)
Taxation (paid)/refunded	(0.7)	0.2	(1.7)
Net capital expenditure and financial investment	(16.2)	(8.7)	(3.0)
Acquisitions and disposals	(6.9)	105.9	(0.1)
(Increase)/decrease in short-term deposits	(0.6)	(82.7)	83.4
Financing including equity dividends paid	(0.9)	(30.3)	(74.2)
Increase/(decrease) in cash	1.4	(9.0)	1.2

Contractual Cash and Off-Balance Sheet Obligations

Contractual cash obligations, excluding trade and other creditors, are as follows:

	Payments due by period (£ millions)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Total debt	146.9	—	—	—	146.9
Operating leases	188.1	22.8	41.1	33.9	90.3

Total contractual cash obligations	335.0	22.8	41.1	33.9	237.2

The operating lease liabilities, all relating to property rentals, are not shown on the Company’s balance sheet, the relevant annual payments being expensed in the Company’s profit and loss account. No allowance has been made for rents receivable on sub-let properties, so the amounts shown represent the full liability as at the end of Fiscal 2002. The Company has no other material contingent liabilities.

The Company’s financial liabilities are shown in more detail in Notes 18 to 22 to the Financial Statements elsewhere in this Form 20-F.

Capital Expenditures

Routine capital expenditure is funded through the Company’s operating cash flow. See also “Item 4. Information on the Company—Capital Expenditure”.

Liquidity

The principal sources of funds for the Company in the future are anticipated to be cash flows from operating activities and any borrowings under future working capital facilities. The Company believes that these funds will provide the Company with sufficient liquidity and capital resources for the Company to meet its current and future financial obligations, including the payment of interest on the Notes and payment obligations arising under the Company’s other indebtedness, as well as to provide funds for the Company’s working capital, capital expenditure and other needs. However, no assurance can be given that this will be the case. The Company’s future operating performance and its ability to secure new facilities, or service or refinance the Notes and to repay, extend or refinance the bank facilities or continue to secure adequate levels of trade credit from suppliers or distributors will be subject to future economic conditions, financial, business and other factors, many of which are beyond the Company’s control.

In connection with the issuance of the Senior Notes, the Company acquired a series of five “knock-out” options, exercisable on May 13, 2003 to purchase US dollars (and sell pounds sterling), in an aggregate amount equal to the principal amount of the Senior Notes, at the rate of $1.55 = £1.00. Each of these options was subject to automatic termination (and loss of the exercise right) on an earlier date if the exchange rate between the US dollar and the pound sterling exceeds a specified “knock-out” price that varies from $1.70 = £1.00 to $1.81 = £1.00, depending on the option. These options are not a perfect hedge of the Company’s exchange rate risk associated with the Senior Notes. As a result, fluctuations in the exchange rate between the dollar and the pound sterling during the life of the options can be expected to result in unrealised foreign currency translation gains and losses, the amount of which could be material.

On September 24, 1998, the exchange rate between the US dollar and the pound sterling exceeded $1.70 = £1.00 and, as a result, one of the Company’s knock-out options (giving it the right to purchase $25 million) was terminated. On October 1, 1998 the Company purchased a further option, exercisable on May 13, 2003, to purchase $25 million, at the rate of $1.60 = £1.00. This option does not contain the knock-out feature described above.

On October 8, 1998, the exchange rate between the US dollar and the pound sterling exceeded $1.72 = £1.00 and, as a result, an additional one of the Company’s knock-out options (also giving it the right to purchase $25 million) was terminated. For a time, the Company remained exposed to potentially greater currency translation fluctuations, but the redemption of $29.7 million of the Senior Notes during Fiscal 2002 restored the aggregate hedging arrangements at November 30, 2002 to an amount in excess of the outstanding principal amount of the Senior Notes.

The Company could still be exposed to material currency translation fluctuations in the event of the one remaining knock-out option termination and, in any event, upon the expiration of the remaining options on May 13, 2003. Although, the Company may seek to enter into a further set of hedging arrangements, there can be no assurance that it will be able to do so on commercially attractive terms.

The Company has also entered into a foreign exchange forward contract for the purchase, at rates varying from $1.5891 = £1.00 to $1.6177 = £1.00, of US dollar amounts equal to the total of the first ten interest payments on the Senior Notes, for settlement on each interest payment date from, and including the payment made on, November 15, 1998 to May 15, 2003. Management has not yet determined whether to enter into any hedging arrangements with respect to interest payment dates after May 15, 2003.

Pursuant to its obligations in the Indentures under which certain Notes were issued, and following the business disposals during Fiscal 2001, the Company, during Fiscal 2002, made an offer to purchase for cash, at par, up to £73.3 million in aggregate principal amount of its outstanding $175 million 11% Senior Notes and its £55 million 12.25% Senior Subordinated Notes US$ 23,000 in aggregate principal amount of the Company’s Senior Notes was tendered pursuant to the offer.

Subsequently during Fiscal 2002, the Company undertook a series of open market purchases of its Senior Notes and Senior Subordinated Notes. Principal amounts of $29.7 million and £1.7 million respectively were thereby redeemed and cancelled.

As of November 30, 2002, the outstanding aggregate principal amount of the Senior Notes and Senior Subordinated Notes was $145.3 million and of the Senior Subordinated Notes was £53.3 million respectively at November 30, 2002.

Borrowings

Refer to Note 19 of Notes to the Financial Statements elsewhere in this Form 20-F.

Seasonality

The Company’s business exhibits seasonality in the results of its operations. In general, sales volumes increase significantly in the Christmas and Easter holiday seasons, primarily in confectionery and stationery products. The summer season is an important trading period for TM Retail and can be significantly influenced by the weather. Working capital requirements fluctuate significantly during the year and generally reach their highest levels as a result of the tobacco pre-purchases the timing of which can vary from year to year. See “—Tobacco Pre-purchases”. The Company’s quarterly results of operations have fluctuated depending on the timing and amount of tobacco pre-purchases and profits, although this effect is likely to be less marked in the future.

Outlook

The Company is aware of no recent trends, either on selling prices or the cost of goods sold, which are likely to have a material effect on its profitability and/or liquidity.

The UK Government has recently announced an increase in the National Minimum Wage for adults from £4.20 per hour to £4.50 per hour effective from October 1, 2003. A provisional increase to £4.85 has been set for October 1, 2004.

The young workers rate has increased from £3.60 per hour to £3.80 per hour from October 1, 2003 with the provisional increase at October 1, 2004 set at £4.10.

A new rate for 16 and 17 year olds is being considered and may be introduced.

The Company expects that labour costs will rise significantly as a direct result of these increases and the knock on effects of maintaining a level of differential through the wage scales.

There can be no assurances that these cost increases will be able to be offset by improvements in trading generally or by specific cost savings. The result may thus have a material impact on the earnings of the Company.

Item 6. Directors, Senior Management and Employees

The following table shows information regarding the Directors and Senior Executive Officers of the Company:

Name	Age	Title
James Lancaster	55	Chairman, Chief Executive Officer and Director
Russell Cox	40	Chief Financial Officer
David Saunders	55	Managing Director—TM Retail
David Symondson	47	Director (Non-executive)
Mark Dunfoy	37	Director (Non-executive)
Jonathan Miller	39	Finance Director—TM Retail
Kevin Hart	44	Managing Director—C-stores
Steven Wilkinson	47	Managing Director—Newsagents
Rob Irvine	37	Managing Director—V-stores
Paul Baxter	43	Trading Director—TM Retail
Steve Davies	49	Human Resources Director—TM Retail
Nigel Waters	46	Commercial Director—TM Retail

Directors

James Lancaster FCA is Chairman and Chief Executive Officer of the Company. Mr Lancaster established Mayfair in 1973 as a division of Gallaher. In 1984 he was appointed Chief Executive of TM Group Limited. At this time Gallaher combined cigarette and drinks vending with the acquisition by Gallaher of Vendepac. He was appointed Chairman and Chief Executive of the Gallaher Retail Division in 1993 and Chief Executive of TM Group Limited upon completion of the MBO in 1995. He is a director of the following non-group companies—Accantia Limited, Auto-Sleepers Limited and Upper Childown Limited.

Russell Cox ACA is Chief Financial Officer of the Company. Mr Cox joined the Company in 1989. He was appointed Finance Director of Vendepac in 1992 and of TM Group Limited in 1993. In 1994 he was appointed Head of Finance of the Gallaher Retail Division and Finance Director of TM Group Limited upon completion of the MBO in 1995.

David Saunders was appointed a director of the Company in January 2000, having joined the Company as managing director of TM Retail in 1999. He was previously managing director of Alldays Stores Limited, which he joined in 1993.

David Symondson ACA, has been a non-executive Director of the Company since 1995 and is a nominee of one of the principal shareholders. He is a director of Electra Administration Limited, Electra Partners Europe Limited and Printcrew Limited and is a non-executive director of Quantil Farms Limited, Vendcrown Limited, Quantil Limited, Capital Safety Group Limited, Agricola Holdings Limited and Allflex Holdings Inc.

Mark Dunfoy has been a non-executive Director of the Company since 2000 and is a nominee of one of the principal shareholders. He is a director of Montagu Private Equity Limited, a non-executive director of Clinphone Group Limited and Xtrac Transmissions Limited and a member of the advisory board of TMD Friction Holding GmbH.

Senior Executive Officers

Jonathan Miller ACA is finance director of TM Retail and was appointed to this position in 1999. He previously served as finance director of Mayfair, which he joined in 1991, and as financial controller of the Company.

Kevin Hart is managing director of convenience stores and was appointed to this position in January 2002. He was previously managing director of Lindale Foods Limited where he worked for 3 years. Prior to that, he was retail director of Alldays Stores Limited, which he joined in 1994.

Steve Wilkinson is managing director of the CTN business of TM Retail and was appointed to this position in January 2002. He was previously retail director of TM Retail and, prior to 1997, operations director of Mayfair where he worked for nine years.

Rob Irvine was managing director of variety stores and was appointed to this position in January 2002. He was previously variety stores director and, prior to 2000, was global sourcing controller with Kingfisher PLC and buying controller with Woolworths, where he worked for 14 years. He left the company on January 31, 2003.

Paul Baxter is trading director of TM Retail and was appointed to this position in 2000. He was previously commercial director of Alldays Stores, which he joined in 1993.

Steve Davies is TM Retail’s director of human resources. He joined the Company in 1990 and is additionally responsible for TM Group Holdings strategic personnel and human resources issues.

Nigel Waters FCMA is commercial director of TM Retail, having been managing director of Mayfair until its sale. He previously served as financial director of Forbuoys, Mayfair and Vendepac, and joined the Company in 1990.

Compensation

The aggregate compensation paid to the above directors and senior executive officers of the Company, including pension amounts set aside by the Company of £496,000, was £2,240,000 for the year ended November 30, 2002. Profit share is payable only on the achievement of pre-determined Company performance targets. There is no entitlement to deferred or contingent compensation, or to share options.

Board Practices

The Executive Directors of the Company have entered into service agreements, whereby the employment of the relevant Executive Directors is terminable by either the Company or the employee after the giving of twelve months’ notice. There is otherwise no automatic expiration of term of office nor are there any special contracted benefits upon termination of employment. In addition, the Company maintains “Key Man” life insurance policies on the Executive Directors in the amount of £500,000 for Mr Lancaster and £250,000 for Mr Cox.

Remuneration Committee

The remuneration committee is a function of Thistledove Limited and comprises James Lancaster and the non-executive directors. It is responsible for making recommendations to the board on the Company’s framework of executive remuneration and its cost. The committee determines the contract terms, remuneration and other benefits for each of the Executive Directors, including performance related bonus schemes, pension rights and compensation payments. As nominees of principal shareholders, the non-executive directors receive no compensation directly from the Company. The board itself determines the remuneration of the senior executive officers.

Audit Committee

The audit committee is also a function of Thistledove Limited. It now comprises the non-executive directors of the Company’s parent and meets not less than once annually. The committee provides a forum for reporting by the Company’s external auditors. Meetings are also attended, by invitation, by the Chief Executive Officer and the Chief Financial Officer.

The audit committee is responsible for considering a wide range of matters and monitoring the controls which are in force to ensure the integrity of the information published. The audit committee advises the board on the appointment of external auditors and on their remuneration both for audit and non-audit work, and discusses the nature, scope and results of the audit with external auditors. The audit committee keeps under review the cost effectiveness and the independence and objectivity of the external auditors.

Employees

The average numbers of company employees during each of the last 3 years were as follows:

	Fiscal 2000	Fiscal 2001	Fiscal 2002
	(number)
Continuing operations
Retailing	11,806	10,962	10,530
Central	8	6	6

	11,814	10,968	10,536
Discontinued operations
Cigarette vending	383	14	—
Beverage and snack vending	995	626	—

	13,192	11,608	10,536

The Company does not employ a significant number of temporary employees.

There is no recognised trade union representation. However, information on matters of concern to employees is given through information bulletins, meetings and reports. The same information, reinforced by profit sharing and bonus schemes, is used to help employees achieve a common awareness of the financial and economic factors affecting the performance of the Company.

Share Ownership of Directors and Senior Executive Officers

Ownership of the parent company’s “A” ordinary shares by the Directors and Senior Executive Officers is as follows (see also Item 7 “Major Shareholders and Related Party Transactions”):

Name	No of “A” Shares	Percentage

James Lancaster	47,526	26.6
Russell Cox	23,826	13.3
Nigel Waters	9,927	5.6
Jonathan Miller	2,780	1.6
Stephen Wilkinson	2,780	1.6
Steve Davies	*	*

*	Denotes shareholding of less than 1 per cent.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

TM Group Holdings PLC is a wholly-owned subsidiary of Thistledove Limited (“Thistledove”). The principal shareholders of the ordinary share capital of Thistledove Limited are as follows:

Name	Number of “A” Ordinary Shares	Number of “B” Ordinary Shares	Number of “C” Ordinary Shares	% of Total
Montagu Private Equity Limited and Discretionary clients of HSBC Private Equity Europe Limited(1)	—	145,914	71,793	32.9
Electra Fleming Limited and funds under its management(2)	—	145,914	71,793	32.9
Funds managed by Legal & General Ventures Limited	—	29,475	14,502	6.6
James Lancaster	47,526	—	1,104	7.3
Russell Cox	23,826	—	551	3.7
Philip Mitchell	23,826	—	551	3.7
David Keen	23,826	—	551	3.7
David Curzon	9,927	—	368	1.6
Nigel Waters	9,927	—	—	1.5
Employee Benefit Trust	19,656	—	552	3.1
Others	20,183	—	—	3.0

				100.0

(1)	Montagu Private Equity Limited (formerly HSBC Private Equity Limited) owns approximately 13.01 per cent of the ordinary share capital of Thistledove Limited. No discretionary client of HSBC Private Equity Europe Limited holds more than 9.0 per cent of Thistledove Limited’s ordinary share capital.
(2)	Kingsway Nominees Ltd., Account DESEFPEP own approximately 24.81 per cent of the ordinary share capital of Thistledove Limited. No fund managed by Electra Fleming Limited holds more than 6.0 per cent of Thistledove Limited’s share capital.

Management and employees hold “A” and “C” ordinary shares. Certain institutional investors (the “Institutional Investors”) hold “B” and “C” ordinary shares. The “A”, “B” and “C” ordinary shares rank pari passu in all respects except that the “C” ordinary shares have the additional right to a fixed cumulative preferential dividend at the annual rate of 7 per cent of the nominal amount of and any premium paid on each “C” ordinary share. The articles of association of Thistledove contain restrictions on the transfer of ordinary shares. As long as Electra Fleming Limited manages funds holding 10 per cent or more of the “B” ordinary shares, it shall be entitled to appoint a director of Thistledove (a “B” Director”). As long as HSBC Private Equity Europe Limited and its discretionary clients hold 10 per cent or more of the “B” ordinary shares, it shall also be entitled to appoint a “B” Director. If either of such shareholdings is not held, the relevant appointment right vests in the holders of 75 per cent or more of the “B” and “C” ordinary shares, provided that the “B” and “C” ordinary shares represent at the time at least 10 per cent of the total issued share capital of Thistledove. The Electra Fleming funds and one of HSBC Private Equity Europe Limited’s discretionary clients may each appoint an additional director in certain circumstances.

A shareholders’ agreement between Thistledove and its shareholders contains provisions relating to the governance of Thistledove. The agreement provides that certain matters require the prior consent of the holders of at least 75 per cent of the “B” and “C” ordinary shares. These include variations to the authorised or issued share capital, alterations to the articles of association and the appointment of directors (other than those directors appointed by the Institutional Investors). Certain matters also require the prior consent of the “B” Directors. These include the appointment of employees earning a basic salary of more than £100,000 per year, and the appointment of directors of subsidiaries. Certain matters also require the prior consent of the holders of at least 50 per cent of the “A” ordinary shares.

Thistledove has issued warrants with anti-dilution rights to subscribe for newly issued “B” ordinary shares representing 10 per cent of the issued ordinary share capital of Thistledove at an exercise price equal to the nominal value of such “B” ordinary shares.

There were no significant changes in percentage ownership held by the major shareholders during the past three years.

Related Party Transactions

During the period ended November 30, 2002, the holding company, Thistledove Limited, redeemed the whole of the Unsecured 7% Loan Notes 2008. J Lancaster and A R Cox, directors of TM Group Holdings PLC, received £148,896 and £74,449 respectively in respect of this transaction. There are no amounts outstanding at November 30, 2002.

Item 8.    Financial Information

See “Item 18. Financial Statements” for a list of the information filed as part of this Annual Report.

Significant Changes

No significant change has occurred since November 30, 2002, the date of the financial statements.

Legal Proceedings

The Company is not currently party to, nor the subject of, any legal proceedings that may have a material effect on its financial position or profitability.

Dividend Policy

As a wholly owned subsidiary of Thistledove Limited, the Company is required to remit dividends from time to time to enable Thistledove to service any debt and to pay dividends to its “C” shareholders. Its debt at November 24, 2001 which was repaid during Fiscal 2002 arose through its participation in the acquisition of Tog Limited. Certain restrictions apply to the payment of dividends. These are fully described in the registration statement of TM Group Holdings PLC submitted on Form F-4 on April 30, 1999 (File No. 333-9268).

Item 9.    The Offer and Listing

Nature of Trading Market

On June 19, 1998, the Company made its initial submission of the Registration Statement with the Securities and Exchange Commission with respect to the exchange for the new Senior Notes of all old Senior Notes and for new Senior Subordinated Notes of all old Senior Subordinated Notes. The Registration Statement was declared effective on May 4, 1999. The new Senior Notes and the new Senior Subordinated Notes were issued on June 4, 1999. Although a substantial majority of the old Senior Notes and old Senior Subordinated Notes were exchanged for new Senior Notes and new Senior Subordinated Notes, respectively, some old Senior Notes and old Senior Subordinated Notes remain outstanding. The aggregate principal amount of the new Senior Notes and old Senior Notes is $145.3 million; the aggregate principal amount of the new Senior Subordinated Notes and old Senior Subordinated Notes is £53.3 million.

The Notes are listed on the Luxembourg Stock Exchange, and have been accepted for clearance, directly or indirectly, through DTC, Euroclear and Clearstream, Luxembourg. Management does not have any reliable information as to the position of the Notes held in the US or the number of record holders of the Notes in the US.

Item 10.    Additional Information

There are no foreign exchange controls currently in force that restrict the import or export of capital or that affect the remittance of interest or other payments to holders of Notes who are non-residents of the United Kingdom.

There are no limitations relating to non-residents of the United Kingdom on the right to be a holder of, or to vote in respect of the Notes under English law currently in force or in the Company’s Memorandum and Articles of Association.

Taxation

The summaries, set out below, describe certain material US federal income tax consequences of the ownership and disposition of the Notes by a “United States Holder”, as defined below, and certain material UK tax consequences of the acquisition, ownership and disposition of the Notes. The statements regarding US and UK tax laws and practices set forth below, including the statements regarding the US/UK double taxation convention relating to income and capital gains (the “Tax Treaty”) assume that the Notes were issued, and transfers thereof and payments thereon were made, in accordance with the applicable Indenture and the applicable Note Depositary Agreement.

For purposes of the Tax Treaty and the US Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), United States Holders of Book-Entry Interests will be treated as owners of the Notes underlying such Book-Entry Interests and, except as noted below, the tax consequences of owning Book-Entry Interests will be the same as those applicable to ownership of Notes.

As used herein, the term “United States Holder” means a beneficial owner that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under US Treasury regulations to be treated as a domestic trust. If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a United States Holder is a partner in a partnership holding Notes, it should consult its own tax advisor.

UNITED STATES HOLDERS OF NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE US, UK OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES, INCLUDING THE EFFECT OF ANY STATE OR LOCAL TAX LAWS.

United States Taxation

The following summary of the principal US federal income tax consequences of ownership of Notes deals only with Notes held as capital assets by initial purchasers who purchased the Notes at the offering price, and not with special classes of holders, such as dealers in securities or currencies, traders in securities that elect to mark to market, banks, tax-exempt organisations, life insurance companies, persons that hold Notes that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle or conversion transaction, persons that are not “United States Holders”, as defined above, or persons whose functional currency is not the US dollar. Investors who purchase the Notes at a price other than the Offering Price should consult their tax advisor as to the possible applicability to them of the amortisable bond premium or market discount rules. The summary is based on the Code, its legislative history, existing and proposed US Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

United States Holders of Notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the ownership of Notes.

Payments of Interest

Interest on Notes (including any UK tax withheld therefrom) will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes.

A cash basis United States Holder who receives interest in sterling will, upon a payment of interest, recognise the US dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into US dollars.

An accrual basis United States Holder who receives interest in sterling may determine the amount of income recognised in accordance with either of two methods. Under the first method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year).

Under the second method, the United States Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis Untied States Holder may instead translate such accrued interest into US dollars at the exchange rate in effect on the day of actual receipt. Any such election will apply to all debt instruments held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder, and will be irrevocable without the consent of the Internal Revenue Service (the “IRS”).

For foreign tax credit limitation purposes, interest on the Notes will constitute foreign source income and will generally constitute “passive income”, or in the case of certain United States Holders, “financial services income”. A United States Holder who is entitled under the Tax Treaty to a refund of UK tax, if any, withheld on interest on the Notes will not be entitled to claim a foreign tax credit with respect to such withheld tax. See “UK Taxation”, below.

Sale and Retirement of the Notes

A United States Holder will generally recognise gain or loss on the sale or retirement of a Note equal to the difference between the amount realised on the sale or retirement (other than amounts attributable to accrued interest, which will be taxable as such) and the tax basis of the Note (generally, the US dollar value of the purchase price for the Notes on the date of purchase). The amount realised on a sale or retirement for an amount in foreign currency will be the US dollar value of such amount on (i) the date payment is received in the case of a cash basis United States Holder, (ii) the date of disposition in the case of an accrual basis United States Holder or (iii) in the case of Notes traded on an established securities market, as defined in the applicable US Treasury regulations, sold by a cash basis United States Holder (or an accrual basis United States Holder that so elects), on the settlement date for the sale. Gain or loss recognised on the sale or retirement of a Note will be capital gain or loss except that the portion of such gain or loss attributable to changes in exchange rates will be treated as ordinary income or loss. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum tax rate of 20% in respect of property held for more than one year. Limitations apply to the deductibility of capital losses by corporate and non-corporate United States Holders. Gain realised by a United States Holder on the sale or a retirement of a Note generally will be US source gain.

Backup Withholding and Information Reporting

Payments of Principal and Interest. In general, information reporting requirements will apply to payments of principal and interest on a Note within the United States (including payments made by wire transfer from outside the United States to an account maintained by the holder with a fiscal or paying agent in the United States) to non-corporate holders, and “backup withholding” will apply to such payments if the holder fails to provide an accurate taxpayer identification number or is notified by the IRS that it has failed to report all interest and dividends required to be shown on its US federal income tax returns. Holders that are not United States Holders are generally exempt from backup withholding and information reporting requirements with respect to payments of principal and interest (assuming the income is otherwise exempt from United States federal income tax), provided that they comply with certain certification and identification procedures in order to prove their exemption.

Proceeds from the Sale of a Note. Payment of the proceeds from the sale of a Note to or through the US office of a broker may be subject to information reporting and backup withholding. A Holder that is not a US person will not be subject to information reporting and backup withholding if the holder or beneficial owner certifies as to its non-US status or otherwise establishes an exemption from information reporting and backup withholding. Payment of the proceeds from the sale of a Note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. If, however, the broker (i) is a US person, (ii) is a controlled foreign corporation for US federal income tax purposes, (iii) is a foreign person 50% or more of whose gross income is effectively connected with a US trade or business for a specified three-year period, or (iv) is a foreign partnership that has 50% or more of its income or capital interests held by US persons or is engaged in the conduct of a trade or business in the United States, information reporting (but generally not backup withholding) may apply to such payments.

UK Taxation

The discussion set out below describes the material UK tax consequences of the acquisition, ownership and disposition of the Notes. The statements regarding UK tax laws and practices set forth below, including the statements regarding the US/UK double taxation convention relating to income and capital gains (the “Tax Treaty”) assume that the Notes were issued, and transfers thereof and payments thereon will be made, in accordance with the applicable Indenture and the applicable Note Depositary Agreement.

Except where noted, this summary of the material UK tax consequences of the ownership of the Notes relates only to the position of persons who are the absolute beneficial owners of their Notes and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon the provisions of the UK tax laws and UK Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK income tax consequences different from those discussed below.

As used herein, the term “United Kingdom Holder” means an absolute beneficial owner of the Notes that owns those Notes as an investment and that is resident or, in the case of an individual, ordinarily resident in the United Kingdom for UK tax purposes, and “Holder” means any absolute beneficial owner of the Notes that owns those Notes as an investment.

Holders who are individuals should note that where any interest on Notes is paid to them (or to any person acting on their behalf) by the company any person in the United Kingdom acting on behalf of the Company (a “paying agent”), or is received by any person in the United Kingdom acting on behalf of the relevant Holder (other than solely by clearing or arranging the clearing of a cheque) (a “collecting agent”), then the Company, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the UK Inland Revenue details of the payment and certain details relating to the Holder (including the Holder’s name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of UK income tax and whether or not the Holder is resident in the United Kingdom for UK taxation purposes. Where the Holder is not so resident, the details provided to the UK Inland Revenue may, in certain cases, be passed by the UK Inland Revenue to the tax authorities of the jurisdiction in which the Holder is resident for taxation purposes.

With effect from April 6, 2003 the provisions referred to above may also apply, in certain circumstances, to payments made on redemption of any Notes issued at an issue price of less than 100 per cent of their principal amount.

Proposed EU Savings Directive

On January 21, 2003 the EU Council of Economic and Finance Ministers agreed to adopt a new directive regarding the taxation of savings income. It is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State. However, Austria, Belgium and Luxembourg will instead apply a withholding system for a transitional period in relation to such payments. The proposed directive, which is intended to come into force on January 1, 2004, is not yet final, and may be subject to further amendment and/or clarification.

Interest on the Global Notes

The Notes will constitute “quoted Eurobonds” provided that they are “listed on a recognised stock exchange”. Under a UK Inland Revenue interpretation of November 28, 2001, securities which are listed on a stock exchange in a country which is a member state of the European Union or which is part of the European Economic Area will be “listed on a recognised stock exchange” if they are listed by a competent authority in that country and are admitted to trading on a recognised stock exchange in that country; securities which are to be listed on a stock exchange in any other country will satisfy this requirement if they are admitted to trading on a recognised stock exchange in that country. The Notes are listed on the Luxembourg Stock Exchange which is a recognised stock exchange for the purposes of the UK Inland Revenue’s interpretation, and therefore the Notes are “quoted Eurobonds”. On the basis that the Notes are quoted Eurobonds, payments of accrued interest on the Notes, to the extent such payments are payments of interest for UK income tax purposes, may be made without withholding or deduction for or on account of UK income tax.

Interest on the Notes constitutes UK-source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a Holder who is not resident for tax purposes in the United Kingdom unless that Holder carries on a trade, profession or vocation in the United Kingdom through a UK branch or agency in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

Ownership and Disposal (including Redemption) by UK Corporation Tax Payers

In general Noteholders which are within the charge to UK corporation tax will be charged to tax on all returns on and fluctuations in value of the Notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment. Such Noteholders will generally be charged to tax in each accounting period by reference to interest accrued in that period and any profit or loss which, in accordance with such Noteholders’ authorised accounting method, is applicable to that period.

Ownership and Disposal (including Redemption) by Other UK Tax Payers

Taxation of Chargeable Gains

The Senior Subordinated Notes constitute “qualifying corporate bonds” within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal by a Holder of a holding of Senior Subordinated Notes will not give rise to a chargeable gain or an allowable loss for the purposes of the UK taxation of chargeable gains.

The Senior Notes do not constitute “qualifying corporate bonds” within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Therefore a disposal by a Holder of a holding of Senior Notes may give rise to a chargeable gain or allowable loss for the purpose of the UK taxation of chargeable gains.

Accrued Income Scheme

On a disposal of the Notes by a Holder, any interest which has accrued since the last interest payment date (or where no interest payment date has accrued, the issue of the Notes) may be chargeable to tax as income if that Holder is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty or UK stamp duty reserve tax is payable on the issue or the transfer by delivery of the Notes.

Memorandum and Articles of Association

Refer to Exhibit 3.1 appended to the registration statement of TM Group Holdings PLC submitted on Form F-4 on April 30, 1999 (File No. 333-09268).

Material Contracts

Other than in the normal course of business, there have been no new material contracts since March 2001 to which any member of the Company is a party, other than those supplied as exhibits to the Form 20-F submitted for Fiscal 2001.

Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Refer to Note 20 of Notes to the Financial Statements.

Item 12.    Description of Securities other than Equity Securities

Not applicable

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.    Controls and Procedures

As of a date within 90 days of the filing date of this annual report, management, including the Company’s Chief Executive Officer and Finance Director, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon, and as of the date of that evaluation, the Chief Executive Officer and Finance Director concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarised and reported as and when required.

There have been no significant changes in its internal financial controls or in other factors which could significantly affect internal financial controls subsequent to the date the Company carried out its evaluation. There were no significant deficiencies or material weaknesses identified in the evaluation and, therefore, no corrective actions were taken.

Item 16A.    Audit Committee Financial Expert

Not applicable

Item 16B.    Code of Ethics

Not applicable

Item 16C.    Principal Accountant Fees and Services

Not applicable

PART III

Item 17.    Financial Statements

Not applicable

Item 18.    Financial Statements

The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this annual report:

Page
Report of Independent Auditors	F-1
Consolidated Financial Statements Consolidated Profit and Loss Accounts for the 52 weeks ended November 25, 2000 and November 24, 2001 and the 53 weeks ended November 30, 2002	F-2
Consolidated Balance Sheets at November, 24 2001 and November 30, 2002	F-3
Consolidated Statements of Changes in Shareholders’ Funds for the 52 weeks ended November 25, 2000 and November 24, 2001 and the 53 weeks ended November 30, 2002	F-4
Consolidated Cash Flow Statements for the 52 weeks ended November 25, 2000 and November 24, 2001 and the 53 weeks ended November 30, 2002	F-5
Notes to the Financial Statements	F-6
Schedule for the 52 weeks ended November 25, 2000 and November 24, 2001 and the 53 weeks ended November 30, 2002 Valuation and Qualifying Accounts	S-1

Item 19.    Exhibits

1.1	Articles of Association of TM Group Holdings PLC (incorporated by reference to Exhibit 3.1 of Amendment No.3 to the registration statement of TM Group Holdings PLC submitted on Form F-4 on February 24, 1999 (File No. 333-9268)).

2.1	Indenture, dated as of May 14, 1998, between TM Group Holdings PLC and Bankers Trust Company, London Branch, as Trustee, in respect of TM Group Holdings PLC’s 11% Senior Notes due May 15, 2008 (incorporated by reference to Exhibit 4.1 of Amendment to the registration statement of TM Group Holdings PLC submitted on Form F-4 on June 19, 1999 (File No. 333-9268)).

2.2	Indenture, dated as of May 14, 1998, between TM Group Holdings PLC and Bankers Trust Company, London Branch, as Trustee, in respect of TM Group Holdings PLC’s 12¼% Senior Subordinated Notes due May 15, 2008 (incorporated by reference to Exhibit 4.2 of the registration statement of TM Group Holdings PLC submitted on Form F-4 on April 30, 1999 (File No. 333-9268)).

4.1	Agreement for the sale and purchase of TM Group Limited and its subsidiaries, dated as of July 20, 2001, between TM Group Holdings PLC, Compass Group, UK and Ireland Limited, James Lancaster and Russell Cox (incorporated by reference to Exhibit 4.2 of Annual Report of TM Group Holdings PLC submitted on Form 20-F on March 20, 2001 (File No. 333-9268))

8	List of principal subsidiaries

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

TM GROUP HOLDINGS PLC (REGISTRANT)

By:	/s/ RUSSELL COX
Name: Russell Cox
Title: Financial Officer

MARCH 27, 2003

CERTIFICATION

I, James Lancaster, certify that:

1.	I have reviewed this annual report on Form 20-F of TM Group Holdings PLC;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

By:	/s/ JAMES LANCASTER
James Lancaster
Chief Executive Officer

CERTIFICATION

I, Russell Cox, certify that:

1.	I have reviewed this annual report on Form 20-F of TM Group Holdings PLC;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

By:	/s/ RUSSELL COX
Russell Cox
Chief Financial Officer

TM GROUP HOLDINGS PLC

REPORT OF INDEPENDENT AUDITORS

To	The Board of Directors

TM Group Holdings PLC

We have audited the accompanying consolidated balance sheets of TM Group Holdings PLC at November 24, 2001 and November 30, 2002, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, changes in shareholders’ funds and cash flows for the 52 weeks ended November 25, 2000 and November 24, 2001 and the 53 weeks ended November 30, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TM Group Holdings PLC at November 24, 2001 and November 30, 2002, and the consolidated results of its operations and its consolidated cash flows for the 52 weeks ended November 25, 2000 and November 24, 2001 and the 53 weeks ended November 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 29 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

London, England

March 27, 2003

F -1-

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		52 weeks ended		53 weeks ended
	Notes	(Restated(i)) November 25, 2000	(Restated(i)) November 24, 2001	November 30, 2002
		(£ thousands)
Sales	3
Continuing operations		672,197	663,123	691,774
Discontinued operations		199,221	42,792	—

		871,418	705,915	691,774
Cost of sales		(639,878)	(526,293)	(530,287)

Gross profit		231,540	179,622	161,487

Selling and distribution costs		(168,201)	(136,368)	(125,157)
Administrative expenses before exceptional items		(24,372)	(19,740)	(18,063)
exceptional items	4	—	—	(759)

		(192,573)	(156,108)	(143,979)

Operating profit:
Continuing operations	5	25,082	21,535	17,508
Discontinued operations		13,885	1,979	—

		38,967	23,514	17,508

Profit on sale of fixed assets:
Continuing operations		1,247	3,013	3,907
Discontinued operations		262	124	—

		1,509	3,137	3,907

Profit on sale of discontinued operations	6	—	51,507	—
Profit before interest and taxation:

Continuing operations		26,329	24,548	21,415
Discontinued operations		14,147	53,610	—

		40,476	78,158	21,415
Net interest payable and similar charges	9	(36,135)	(21,274)	(20,532)

Profit before taxation		4,341	56,884	883
Taxation(i)	10	(504)	(605)	(139)

Profit for the period(ii)		3,837	56,279	744
Equity dividends	11	(1,500)	—	(22,450)

Profit/(loss) retained for the period(iii)		2,337	56,279	(21,706)

(i)	The Company has adopted Financial Reporting Standard (FRS) 19—Deferred Tax—and has restated the comparative tax charges accordingly.

(ii)	A summary of the significant adjustments to profit for the period that would be required if US generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 29 of Notes to the Financial Statements.

(iii)	The group has no recognised gains or losses other than the profit shown in the profit and loss account, and therefore no separate statement of total recognised gains and losses has been presented. Total gains and losses recognised since the last report and accounts have been increased by £1,528,000 in respect of the prior year adjustment under FRS 19 as explained in note 2.

THE NOTES TO THE FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

F -2-

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEETS

	Notes	(Restated(i)) November 24, 2001	November 30, 2002
		(£ thousands)
Fixed assets
Goodwill	12	4,816	6,718
Tangible assets	13	53,880	50,826

		58,696	57,544

Current assets
Inventories	15	34,790	34,378
Debtors	16	25,130	22,389
Other current assets	17	12,287	2,780
Cash at bank and in hand		103,573	21,410

		175,780	80,957

Creditors: amounts falling due within one year
Short-term debt	18	(290)	—
Trade creditors		(70,300)	(67,216)
Other liabilities	18	(20,169)	(12,972)

		(90,759)	(80,188)

Net current assets/(liabilities)		85,021	769

Total assets less current liabilities		143,717	58,313

Creditors: amounts falling due after more than one year
Loans	19	(205,089)	(144,470)
Other liabilities		(3,693)	(767)

		(208,782)	(145,237)

Provisions for liabilities and charges	21	(3,164)	(2,711)

Net liabilities		(68,229)	(89,635)

Capital and reserves(ii)
Called up share capital		212	212
Share premium account		20,527	20,527
Other reserves		(59,892)	(59,892)
Profit and loss account		(29,076)	(50,482)

Equity shareholders’ funds (deficit)		(68,229)	(89,635)

(i)	The Company has adopted FRS 19—Deferred Tax—and has restated its opening tax balances accordingly.

(ii)	A summary of the significant adjustments to capital and reserves that would be required if US generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 29 of Notes to the Financial Statements.

THE NOTES TO THE FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

F -3-

TM GROUP HOLDINGS PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ FUNDS

Share Capital

	Equity Shares
	Ordinary Shares of 1p each
	(Number)	(£)
	(in thousands)
Authorised
Balance at November 28, 1999, November 25, 2000, November 24, 2001 and November 30, 2002	26,235	262

Issued
Balance at November 28, 1999, November 25, 2000, November 24, 2001 and November 30, 2002	21,235	212

Shareholders’ Funds

	Share capital	Share Premium Account(i)	Other reserves(i)	Profit and loss account	Total Shareholders’ funds
	(£ thousands)
Balance at November 28, 1999 as previously reported	212	20,527	(59,892)	(129,061)	(168,214)
FRS 19 adjustment	—	—	—	(338)	(338)

Balance at November 28, 1999 as restated	212	20,527	(59,892)	(129,399)	(168,552)
Profit for the period as restated	—	—	—	3,837	3,837
Dividends paid and proposed	—	—	—	(1,500)	(1,500)

Balance at November 25, 2000 as restated	212	20,527	(59,892)	(127,062)	(166,215)
Profit for the period as restated	—	—	—	56,279	56,279
Goodwill previously written off
in respect of disposals	—	—	—	41,707	41,707

Balance at November 24, 2001 as restated	212	20,527	(59,892)	(29,076)	(68,229)
Profit for the period	—	—	—	744	744
Goodwill previously written off
in respect of disposals	—	—	—	300	300
Dividends paid and proposed	—	—	—	(22,450)	(22,450)

Balance at November 30, 2002	212	20,527	(59,892)	(50,482)	(89,635)

(i)	Share premium account and other reserves are not distributable.

THE NOTES TO THE FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

F -4-

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENTS

		52 weeks ended		53 weeks ended
	Notes	November 25, 2000	November 24, 2001	November 30, 2002
		(£ thousands)
Net cash inflow from operating activities	23	52,390	28,159	19,617
Returns on investments and servicing of finance
Interest received		259	2,186	2,352
Interest paid		(25,891)	(23,744)	(23,209)
Premia on redemption of loans and Senior and Senior Subordinated Notes		—	—	(1,950)
Finance lease interest		(54)	(4)	—

		(25,686)	(21,562)	(22,807)

Taxation Corporation tax (paid)/refunded		(670)	178	(1,691)

Capital expenditure and financial investment Payments to acquire tangible fixed assets		(20,324)	(13,537)	(8,686)
Receipts from sale of tangible fixed assets		4,132	4,827	5,692

		(16,192)	(8,710)	(2,994)

Acquisitions and disposals Receipts from sale of businesses	14	—	109,549	2,458
Cash disposed of with businesses	14	—	(1,836)	—
Purchase of businesses	14	(6,867)	(1,829)	(2,520)

		(6,867)	105,884	(62)

Management of liquid resources (Increase)/decrease in short-term deposits		(600)	(82,637)	83,394

Equity dividends paid		—	—	(22,450)

Net cash inflow before financing		2,375	21,312	53,007
Financing
Redemption of Senior and Senior Subordinated Notes	23	—	—	(21,486)
Repayment of loans	23	(236)	(30,192)	(30,287)
Repayment of capital element of finance lease rentals	23	(695)	(103)	(3)

		(931)	(30,295)	(51,776)

Increase/(decrease) in cash	23	1,444	(8,983)	1,231

The significant differences between the cash flow statements presented above and those required under US generally accepted accounting principles are set out in Note 29 of Notes to the Financial Statements.

THE NOTES TO THE FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

F -5-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS

1.    The Company

On May 14, 1998, TM Group Holdings PLC (“the Company”) acquired the whole of the issued share capital of TM Group Holdings Limited (which was then renamed TM Group Limited) (“Limited”) in return for the issue of new shares in itself and the payment of cash to the shareholders of Limited (the “May Recapitalisation”). On that date the Company sold $175 million of 11% Senior Notes Due 2008 and £55 million of Senior Subordinated Notes Due 2008, a proportion of the net proceeds of which were used to fund the cash payments to the shareholders of Limited. The acquisition of Limited by the Company has been accounted for as a group reorganisation using merger accounting principles and, accordingly, the historical amounts reflected in the consolidated financial statements of Limited have been carried over into the consolidated financial statements of the Company.

On November 28, 1998, a subsidiary of the Company acquired the entire issued share capital of Tog Limited. As part of the financing of that acquisition, the entire issued share capital of the Company was acquired by Thistledove Limited which subscribed 20,734,550 “B” ordinary shares in Holdings at £1 each (the “November Recapitalisation”).

2.    Accounting Policies

The financial statements are prepared in accordance with applicable United Kingdom accounting standards.

In preparing the accounts for the current period, the Group has adopted FRS 19—Deferred Tax. The adoption of FRS 19 has resulted in a change in accounting policy for deferred tax. Deferred tax is recognised on a full provision basis in accordance with the accounting policy described below. Previously, deferred tax was provided for on a partial provision basis, whereby provision was made on all timing differences to the extent that they were expected to reverse in the future without replacement.

This change in accounting policy has resulted in a prior year adjustment for the Group. Shareholders’ funds at November 25, 2000 have been increased by £279,000 and the tax charge for the year ended November 24, 2001 has been decreased by £1,249,000. The provision for deferred tax has been decreased by £1,528,000 at November 24, 2001. Profit for the current period has been increased by £866,000 as a result of the change in accounting policy.

Accounting convention

The financial statements are prepared under the historical cost convention.

Revenue recognition

Retailing—Sales are recognised as they are made.

Beverage and snack vending—Sales were recognised when product was sold from a vending machine or delivered to a customer in the case of wholesale deliveries. Machine sales were recognised on delivery. Maintenance revenue relating to vending machines was recognised over the period of the contracts in respect of long-term contracts and on completion of a technical repair in other cases.

Cigarette vending—Sales were recognised when the cash in vending machines was collected or product was delivered to the customer in the case of wholesale deliveries.

Basis of Consolidation

The consolidated financial statements consolidate the accounts of TM Group Holdings PLC and all its subsidiary undertakings (together, the “Group”) drawn up on November 25, 2000, November 24, 2001 and November 30, 2002.

F -6-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

2.    Accounting Policies (continued)

The consolidated financial statements have been prepared using merger accounting principles, reflecting the fact that the ownership and control of the Group remained with the same shareholders after the May 1998 Recapitalisation. Schedule 4A to the Companies Act 1985 and Financial Reporting Standard 6, “Acquisitions and Mergers”, require business combinations which include a substantial cash element to be accounted for using acquisition accounting principles. The use of acquisition accounting would give rise to goodwill on consolidation. As there was no arm’s length acquisition price in the recapitalisation, the resulting goodwill would not be a meaningful amount. In addition, as there was no external acquiring party, such goodwill would in effect be self-generated goodwill. In the opinion of the directors, the acquisition method of accounting would not result in a true and fair view of either the results of operations or financial position of the Group. No quantification of this departure is given as to do so would be misleading.

All subsidiaries acquired since May 1998 have been included in the consolidated financial statements using the acquisition method of accounting.

Goodwill

Goodwill arising on acquisitions prior to November 28, 1998 was set off directly against reserves. Goodwill previously eliminated against reserves has not been reinstated on implementation of Financial Reporting Standard 10 “Goodwill and Intangible Assets” (“FRS10”).

Positive goodwill arising on acquisitions since November 28, 1998 is capitalised, classified as an asset on the balance sheet and amortised on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

If a subsidiary or business is subsequently sold or closed, any goodwill arising on acquisition that was written off directly to reserves or that has not been amortised through the profit and loss account is reviewed for impairment and if such goodwill is not considered to be attached to the continuing business it is taken into account in determining the profit or loss on sale or closure.

Depreciation

Depreciation is calculated so as to write off the cost of tangible fixed assets less their estimated residual values on a straight-line basis over the expected useful economic lives of the assets concerned. Principal rates used for this purpose are:

Land and buildings
Freehold (including land where it is not separately identifiable)	— 50 years
Long leaseholds improvements	— 50 years
Short leaseholds improvements—shops	— 10 years
—other	— the term of the lease
Plant and machinery
Motor vehicles	— 4 years
Computer equipment	— between 3 and 6 yrs
Furniture and fittings	— between 7 and 10 yrs
Machinery and equipment	— between 5 and 10 yrs

The carrying value of tangible fixed assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

Lottery income

Commission from the sale of on-line lottery tickets is recognised within turnover. Revenue from the sale of instant lottery tickets is recognised gross, as part of turnover.

F -7-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

2.    Accounting Policies (continued)

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost of goods for resale is calculated for each category of stock by reducing the net selling price by the attributable average gross margin. Net realisable value is the price at which the stocks can be realised in the normal course of the business.

Volume rebates

Volume discounts receivable from manufacturers are recognised as a credit to cost of sales in the period in which the stock to which the volume discounts apply is sold.

Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more or a right to pay less or to receive more tax.

Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies

Transactions in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities, including the Senior Notes, denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date or if appropriate at the forward contract rate. All differences on translation are taken to the profit and loss account.

The Group manages its exposure to foreign currency fluctuation by the use of options and forward foreign currency contracts. Premiums paid on entering into options are marked to market at the end of each period and the resulting gain or loss is expensed in the profit and loss account.

Capital instruments

Shares are included in shareholders’ funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and if not they are included in shareholders funds. The finance cost recognised in the profit and loss account in respect of capital instruments other than equity shares is allocated to periods over the term of the instrument at a constant rate on the carrying amount.

Derivative instruments

The Group considers its derivative instruments qualify for hedge accounting when certain criteria are met.

Forward foreign currency contracts

The criteria for forward foreign currency contracts are:

■	the instrument must be related to a foreign currency asset or liability that is likely to crystallise and whose characteristics have been identified,

■	it must involve the same currency as the hedged item, and

■	it must reduce the risk of foreign currency exchange movements on the Group’s operations.

F -8-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

2.    Accounting Policies (continued)

Interest rate swaps and caps

The Group’s criteria are:

■	the instrument must be related to an asset or a liability, and

■	it must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Interest differentials are recognised by accruing with net interest payable. Interest rate swaps and caps are not revalued to fair value or shown on the consolidated balance sheet at the year-end. If they are terminated early, the gain/loss is spread over the remaining maturity of the original instrument. Premiums paid on entering into swaps and caps are spread over the term of the instrument.

Leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term. Lease agreements which transfer to the Group substantially all the risks and rewards of ownership of an asset, are treated as if they had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit so as to give a constant periodic rate of charge on the remaining balance outstanding at each accounting period. Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets.

Pensions

The Group operates two defined benefit pension schemes, in addition to several defined contribution schemes, which require contributions to be made to separately administered funds. The cost of contributions to the defined benefit schemes are charged in the profit and loss account so as to spread the cost of pensions over the employees’ working lives within the Group. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged in the profit and loss account are treated as either accruals or prepayments in the balance sheet. Actuarial valuations are undertaken periodically. Additional disclosures have been made in accordance with the transitional requirements of FRS 17—Retirement Benefits.

Advertising

Advertising costs are expensed as incurred.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported sales, expenses, assets and liabilities. Actual amounts could differ from such estimates.

F -9-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

3.    Segmental Analysis

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Sales
Continuing operations
Retailing	672,197	663,123	691,774
Discontinued operations
Cigarette vending	140,807	5,812	—
Beverage and snack vending	58,414	36,980	—

	871,418	705,915	691,774

Cost of sales
Continuing operations
Retailing	(510,478)	(506,111)	(530,287)

Discontinued operations
Cigarette vending	(106,727)	(4,591)	—
Beverage and snack vending	(22,673)	(15,591)	—

	(639,878)	(526,293)	(530,827)

Selling, distribution and advertising costs
Continuing operations
Retailing	(117,234)	(118,178)	(125,157)

Discontinued operations
Cigarette vending	(25,037)	(1,103)	—
Beverage and snack vending	(25,930)	(17,087)	—

	(168,201)	(136,368)	(125,157)

Administrative expenses
Continuing operations
Retailing	(16,741)	(14,306)	(14,775)
Central	(2,662)	(2,993)	(3,288)

Discontinued operations
Cigarette vending	(2,131)	—	—
Beverage and snack vending	(2,838)	(2,441)	—

	(24,372)	(19,740)	(18,063)

Profit/(loss) before interest & taxation
Continuing operations
Retailing	27,744	24,528	21,555
Central costs	(2,662)	(2,993)	(3,288)

	25,082	21,535	18,267
Discontinued operations
Cigarette vending	6,912	118	—
Beverage and snack vending	6,973	1,861	—

	38,967	23,514	18,267
Profit on sale of fixed assets	1,509	3,137	3,907
Profit on disposal of businesses	—	51,507	—
Business restructuring	—	—	(759)

	40,476	78,158	21,415

Capital expenditure
Continuing operations
Retailing	13,189	10,832	8,686
Central	12	131	—

	13,201	10,963	8,686

Discontinued operations
Cigarette vending	2,511	—	—
Beverage and snack vending	4,612	2,574	—

	20,324	13,537	8,686

Depreciation and amortisation
Continuing operations
Retailing	9,463	9,874	10,669
Central	64	78	61

	9,527	9,952	10,730

Discontinued operations
Cigarette vending	2,370	102	—
Beverage and snack vending	3,074	2,265	—

	14,971	12,319	10,730

F -10-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

Net Assets

	(Restated) November 25, 2000	(Restated) November 24, 2001	November 30, 2002
	(£ thousands)
Allocated net assets
Continuing operations
Retailing	17,979	18,568	26,573

Discontinued operations
Cigarette vending	5,286	—	—
Beverage and snack vending	14,397	—	—
Unallocated net liabilities	(203,877)	(86,797)	(116,208)

	(166,215)	(68,229)	(89,635)

Unallocated net liabilities comprise
Fixed assets	168	643	125
Pension (liability)/asset	(1,821)	1,391	1,753
Other debtors	288	6,815	4,088
Other current assets	10,603	12,287	2,780
Cash at bank and in hand	29,919	103,573	21,410
Corporation tax	(698)	(2,126)	(1,373)
Deferred taxation	(535)	110	976
Other creditors and accruals	(6,657)	(4,111)	(1,497)
Bank and other loans	(235,144)	(205,379)	(144,470)

	(203,877)	(86,797)	(116,208)

Total Assets
	(Restated) November 25, 2000	(Restated) November 24, 2001	November 30, 2002
	(£ thousands)
Continuing operations
Retailing	111,009	111,048	107,369
Central	40,978	123,428	31,132

	151,987	234,476	138,501

Discontinued operations
Cigarette vending	20,158	—	—
Beverage and snack vending	27,128	—	—

	199,273	234,476	138,501

4.    Operating Exceptional Item

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Redundancies	—	—	759

Redundancy costs arose in the restructuring of the TM Retail business.

5.    Operating Profit

Operating profit is stated after charging/(crediting):

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Advertising	51	52	47
Auditors’ remuneration —audit services	220	160	160
—non-audit services	278	237	302
Amortisation of goodwill	149	223	257
Depreciation of owned assets	14,090	11,960	10,454
Depreciation of assets held under finance leases	732	136	19
Operating lease payments —land and buildings	23,520	24,897	25,580
—plant and machinery	2,466	455	15
Operating lease income —land and buildings	(2,963)	(3,345)	(3,421)

F -11-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

6.    Profit on Sale of Discontinued Operations

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Profit on sale of Mayfair business of TM Vending Ltd (note 14)	—	14,576	—
Profit on sale of TM Group Ltd and subsidiaries (note 14)	—	36,931	—

	—	51,507	—

7.    Directors’ Remuneration

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Emoluments	1,269	1,463	945
Amounts paid to third parties for services of directors	40	40	41

	1,309	1,503	986

Three directors were members of the Group’s defined benefit pension scheme during 2002 (2001: three; 2000: five).

The remuneration, excluding pension contributions, of the highest paid director for the 53 weeks ended November 30, 2002 was £399,000 (2001: £608,000; 2000: £454,000) and his accrued pension benefit was £272,565 (2001: £227,900; 2000: £174,000).

8.    Staff Costs

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Wages and salaries	92,115	85,264	79,820
Social security costs	5,652	4,921	4,417
Other pension costs	1,558	1,190	819

	99,325	91,375	85,056

The average weekly number of employees during the period excluding directors was as follows:

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(number)
Continuing businesses
Retailing	11,806	10,962	10,530
Central	8	6	6
Discontinued businesses
Beverage and snack vending	995	626	—
Cigarette vending	383	14	—

	13,192	11,608	10,536

F -12-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

9.    Interest and Similar Charges

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Interest receivable Third parties	(259)	(2,186)	(2,352)

Interest payable Bank loans and overdrafts	4,362	2,510	92
Other loans	23,165	23,408	21,984
Premia on redemption of loans and Senior and Senior Subordinated Notes	—	—	1,950
Finance charges payable under finance leases	54	4	—

	27,581	25,922	24,026

Similar charges
Retranslation of Senior Notes	16,000	(887)	(9,398)
Gain on redemption of Senior and Senior Subordinated Notes	—	—	(1,280)
Revaluation of currency options	(7,347)	(1,684)	9,507
Unwinding of discount included in provisions	160	109	29

	8,813	(2,462)	(1,142)

Net interest payable and similar charges	36,135	21,274	20,532

10.    Taxation

Analysis of tax (credit)/charge in the year:

	52 weeks ended		53 weeks ended
	(Restated) November 25, 2000	(Restated) November 24, 2001	November 30, 2002
	(£ thousands)
Current tax:
Current tax on income for the period	534	1,250	608
Adjustments in respect of prior periods	—	—	(71)

	534	1,250	537

Deferred tax:
Origination and reversal of timing differences	1,510	1,117	(874)
Adjustments in respect of prior periods	(1,540)	(1,762)	476

	(30)	(645)	(398)

Total tax on profit on ordinary activities	504	605	139

The difference between the UK statutory rate and the actual current tax rate is reconciled as follows:

	52 weeks ended		53 weeks ended
	(Restated) November 25, 2000	(Restated) November 24, 2001	November 30, 2002
	%	%	%
UK statutory rate	30.0	30.0	30.0
Expenses not deductible for tax purposes	17.1	(25.8)	(60.1)
Adjustments in respect of previous periods	—	—	(8.1)
Deferred tax recognised	(34.8)	(2.0)	99.0

Total current tax charge	12.3	2.2	60.8

F -13-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

10.    Taxation (continued)

A reconciliation of the UK statutory rate of corporation tax applicable for the Group to the total tax rate is as follows:

	52 weeks ended		53 weeks ended
	(Restated) November 25, 2000	(Restated) November 24, 2001	November 30, 2002
	%	%	%
UK statutory rate	30.0	30.0	30.0
Non-tax deductible depreciation of fixed assets	14.0	1.3	74.4
Permanent differences	3.1	(1.8)	11.7
Non-taxable profit in respect of disposals	—	(25.3)	(146.1)
Prior year adjustments	(35.5)	(3.1)	45.8

Effective tax rate	11.6	1.1	15.8

Factors that may affect future tax charges:

There are estimated capital losses of £10,000,000 that may be available against future gains. In the event that the Group makes profits on capital disposals, an unrecognised deferred tax asset of approximately £6,000,000 would be available to offset against such profits.

Within the deferred tax asset on the balance sheet, there is a balance of £964,000 which arises as a result of capital allowances, to which the Group is entitled but has not claimed. In the event that a claim is made in future periods, the Group would expect capital allowances to exceed depreciation.

The movements in the provision for deferred taxation during the period are as follows:

	November 24, 2001	November 30, 2002
	(£ thousands)
At the beginning of the period	814	1,418
FRS 19 adjustment	(279)	(1,528)

At the beginning of the period as restated	535	(110)
Credit for the year	(645)	(398)
Transfer to corporation tax	—	(468)

At the end of the period	(110)	(976)

The deferred tax liability/(asset) comprises:

	52 weeks ended		53 weeks ended
	(Restated) November 25, 2000	(Restated) November 24, 2001	November 30, 2002
	(£ thousands)
Capital allowances for the period in excess of depreciation	49	(114)	(964)
Other timing differences	486	4	(12)

Total liability included in creditors/ (asset included in debtors)	535	(110)	(976)

11.    Dividends

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Ordinary dividends to parent company
—proposed	1,500	—	—
—paid	—	—	22,450

Total	1,500	—	22,450

F -14-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

12.    Intangible Fixed Assets

Goodwill	(£ thousands)
Cost:
At November 26, 2000	5,960
Additions	1,489
Disposals	(2,273)

At November 24, 2001	5,176
Additions	2,183
Disposals	(34)

At November 30, 2002	7,325

Amortisation:
At November 26, 2000	209
Provided during the year	223
Disposals	(72)

At November 24, 2001	360
Provided during the year	257
Disposals	(10)

At November 30, 2002	607

Net book value:
At November 26, 2000	5,751

At November 24, 2001	4,816

At November 30, 2002	6,718

Goodwill arising on acquisitions is being amortised evenly over the directors’ estimate of the useful economic life of 20 years.

13.    Tangible Fixed Assets

	Land and Buildings	Plant and machinery	Total
	(£ thousands)
Cost
At November 26, 2000	21,011	76,456	97,467
Additions	2,768	10,769	13,537
Acquisitions	18	94	112
Disposals	(2,058)	(3,078)	(5,136)
Disposal of subsidiary undertakings	(676)	(27,553)	(28,229)

At November 24, 2001	21,063	56,688	77,751
Additions	2,699	5,987	8,686
Acquisitions	—	194	194
Disposals	(1,785)	(2,539)	(4,324)

At November 30, 2002	21,977	60,330	82,307

Depreciation
At November 26, 2000	2,368	20,449	22,817
Charge for the period	1,907	10,189	12,096
Disposals	(958)	(2,488)	(3,446)
Disposal of subsidiary undertakings	(200)	(7,396)	(7,596)

At November 24, 2001	3,117	20,754	23,871
Charge for the period	2,175	8,298	10,473
Disposals	(866)	(1,997)	(2,863)

At November 30, 2002	4,426	27,055	31,481

Net book value
At November 26, 2000	18,643	56,007	74,650

At November 24, 2001	17,946	35,934	53,880

At November 30, 2002	17,551	33,275	50,826

F -15-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

13.    Tangible Fixed Assets (continued)

The net book value of land and buildings comprises:

	Freehold	Long Leasehold	Short leasehold	Total
	(£ thousands)
At November 26, 2000	9,039	1,396	8,208	18,643

At November 24, 2001	8,012	1,244	8,690	17,946

At November 30, 2002	7,473	1,189	8,889	17,551

	November 26, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
The net book value of plant and machinery includes the following in respect of assets held under finance leases	166	19	—

14.    Acquisitions and Disposals

During Fiscal 2000, Fiscal 2001 and Fiscal 2002, the Group acquired a number of businesses, an analysis of which is shown below:

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Net assets at the date of acquisition
Tangible fixed assets	2,405	112	194
Inventories	1,064	228	143

	3,469	340	337
Goodwill arising on acquisition	3,398	1,489	2,183

	6,867	1,829	2,520

Discharged by:
Cash paid	6,867	1,829	2,520

During Fiscal 2001, the Group disposed of the Mayfair Services business of TM Vending Limited, TM Group Limited, Vendepac Limited and its subsidiary companies. The disposals are summarised as follows:

(£ thousands)
Net assets disposed of:
Tangible fixed assets	20,633
Goodwill (including amounts previously eliminated against reserves)	43,908
Stock	13,830
Debtors	10,414
Creditors	(23,957)
Cash	1,836

66,664
Pension scheme surplus released	(2,414)
Profit on disposal (note 5)	51,507

115,757

Satisfied by:
Cash	112,155
Deferred consideration	6,208
Disposal costs	(2,606)

115,757

During Fiscal 2002, the Group received £2,458,000 of the deferred consideration, with £1,250,000 due to be received in each of Fiscal 2003, Fiscal 2004 and Fiscal 2005.

F -16-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

15.    Inventories

	November 24, 2001	November 30, 2002
	(£ thousands)
Goods for resale	34,790	34,378

The directors consider that the replacement value of inventories does not materially differ from the book value shown above.

16.    Debtors

	(Restated) November 24, 2001	November 30, 2002
	(£ thousands)
Trade debtors	2,888	2,823
Other debtors	19,497	15,022
Deferred taxation	110	976
Pre-payments	2,635	3,568

	25,130	22,389

Due within one year	19,879	17,160
Other debtors due after more than one year	5,251	5,229

	25,130	22,389

Trade debtors at November 30, 2002 are shown net of provisions for bad and doubtful debts of £182,000 (2001: £169,000).

17.    Other Current Assets

	November 24, 2001	November 30, 2002
	(£ thousands)
Currency options	12,287	2,780

18.    Creditors: Amounts Falling Due Within One Year

	November 24, 2001	November 30, 2002
	(£ thousands)
Short-term debt
Current instalments due on loans	287	—
Obligations under finance leases	3	—

	290	—

Other liabilities
Amount owed to parent undertaking	1,263	18
Group relief payable	1,647	36
Corporation tax	479	1,337
Taxation and social security	1,475	1,208
Other creditors	3,720	5,832
Accruals	11,585	4,541

	20,169	12,972

F -17-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

19.     Loans

	November 24, 2001	November 30, 2002
	(£ thousands)
Borrowings not wholly repayable within five years

Bank and other loans repayable otherwise than by instalments
$145.3 million (2001—$175 million) 11% Senior Notes due May 15, 2008	124,113	93,649
£53.3 million (2001—£55 million) 12.25% Senior Subordinated Notes due May 15, 2008	55,000	53,300
£30 million Senior Floating Rate Notes due November 28, 2008	30,000	—

	209,113	146,949
Less: un-amortised issue costs	(4,024)	(2,479)

	205,089	144,470

Borrowings and finance leases falling due within one year
Bank and other loans	287	—
Finance leases	3	—

	290	—

Total borrowings	205,379	144,470

The $145,297,000 Senior Notes due in May 2008 have been translated at November 30, 2002 at the rate of $1.5515 = £1 (2001: $1.4100). Interest on the Senior and Senior Subordinated Notes is payable half-yearly. These Notes are redeemable in whole or in part at the option of the Company. They are unsecured and rank pari passu with any existing and future senior unsecured indebtedness of the Company and senior to all existing and future subordinated debt of the Company but are subordinate to all liabilities in the subsidiaries of the Company.

20.    Financial Risk Management

Derivatives and other financial instruments

The Group’s principal financial instruments, other than derivatives, comprise loans, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial instruments such as trade debtors and trade creditors, that arise directly from its operations.

The Group also enters into derivative transactions (principally currency options, interest rate swaps and caps and forward currency contracts). The purpose is to manage the interest rate and currency risks arising from the Group’s operations and its sources of finance.

It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

The disclosures below include short-term debtors and creditors and exclude un-amortised finance costs.

Interest rate risk

The Group borrows in desired currencies at both fixed and floating rates of interest and then uses interest rate swaps and caps to generate the desired interest profile and to manage the Group’s exposure to interest fluctuations. These interest rate swaps and caps are accounted for as hedges in accordance with the Group’s accounting policy. At November 30, 2002, 64 per cent (2001: 59 per cent) of the Group’s financial liabilities were at fixed rates after taking account of interest rate swaps and caps.

F -18-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

20.    Financial Risk Management (continued)

Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group was as follows:

	Fixed rate financial liabilities	Floating rate financial liabilities	Financial liabilities on which no interest is paid	Total
	(£ thousands)
As at November 24, 2001
Sterling	55,290	30,000	93,725	179,015
US dollar	124,113	—	—	124,113

	179,403	30,000	93,725	303,128

As at November 30, 2002
Sterling	53,300	—	81,085	134,385
US dollar	93,649	—	—	93,649

	146,949	—	81,085	228,034

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed (years)	Weighted average period until maturity (years)
As at November 24, 2001
Sterling	12.22	6.47	0.58
US dollar	11.00	6.50	—

	11.38	6.49	0.58

As at November 30, 2002
Sterling	12.25	5.50	0.41
US dollar	11.00	5.50	—

	11.45	5.50	0.41

The amounts shown in the tables above take into account various interest rate swaps used to manage the interest rate profile of financial liabilities. The floating rate financial liabilities comprised sterling denominated loans that bore interest at commercial rates.

Interest rate risk profile of financial assets

The interest rate profile of the financial assets of the Group was as follows:

	Fixed rate financial assets	Floating rate financial assets	Financial assets on which no interest is earned	Total
	(£ thousands)
As at November 24, 2001
Sterling	—	103,573	33,281	136,854

As at November 30, 2002
Sterling	—	21,410	20,625	42,035

Floating rate financial assets comprise cash deposits on money market deposit at call that earn interest at commercial rates. The weighted average period for financial assets on which no interest is paid is 0.3 years (2001: 0.3 years).

F -19-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

20.    Financial Risk Management (continued)

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of overdrafts, loans and finance leases. 65 per cent (2001: 70 per cent) of the Group’s financial liabilities at the year-end will mature in more than five years.

Short-term flexibility has been achieved through borrowing facilities in the operating subsidiaries. Under this arrangement, the Company’s subsidiaries had an undrawn Revolving Credit Facility of £20.0 million available at November 30, 2002 of which £5.0 million was allocated as an overdraft facility. These facilities are renewable annually.

Foreign currency risk

As a result of US dollar denominated borrowings of $145.3 million and interest payments thereon, the Group’s balance sheet and profit and loss account can be significantly affected by movements in the US dollar/sterling exchange rates. The Group has mitigated the effect of this currency exposure by purchasing options to buy US dollars. In managing its currency exposures, the Group’s objectives are to maintain a low cost of borrowing and to retain some potential for currency-related appreciation while hedging against currency depreciation.

Since May 1998, the Group has acquired a series of options, exercisable on May 13, 2003, to purchase US dollars, in an aggregate amount equal to the principal amount of the senior notes, at the rate of $1.55 = £1.00. Each of these options is subject to automatic termination on an earlier date if the exchange rate between the US dollar and the pound sterling exceeds a specific rate varying from $1.70 = £1.00 to $1.81 = £1.00, depending on the option. Due to an increase in the value of the dollar, two of these options were automatically terminated. One of these options was subsequently replaced, exercisable on May 13, 2003, to purchase US dollars at the rate of $1.60 = £1.00 but which excluded an automatic termination right. The amount covered by the options is $150 million.

The Group also entered into forward foreign currency contracts for the purchase, at rates varying from $1.5891 = £1.00 to $1.6177 = £1.00, of US dollar amounts equal to the total of the first ten half-yearly interest payments on the senior notes, for settlement on each interest payment date between November 1998 and May 2003. These forward foreign currency contracts are accounted for as hedges in accordance with the Group’s accounting policy.

The Group could still be exposed to material currency translation fluctuations in relation to the one remaining option which could be automatically terminated and, in any event, upon the expiration of the remaining options on May 13, 2003. The Group may seek to enter into a further set of hedging arrangements if it can do so on commercially attractive terms.

Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities was as follows:

	November 24, 2001	November 30, 2002
	(£ thousands)
In one year or less, or on demand	87,981	78,312
In more than one year but not more than two	1,467	1,255
In more than two years, but no more than three	148	127
In more than three years, but no more than four	148	127
In more than four years, but not more than five	147	126
In more than five years	213,237	148,087

	303,128	228,034

F -20-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

20.    Financial Risk Management (continued)

Borrowing facilities

The Group has certain borrowing facilities available to it for general working capital requirements, none of which were drawn at November 30, 2002 (2001—nil). Expiration of these facilities is as follows:

	November 24, 2001	November 30, 2002
	(£ thousands)
In one year or less	—	20,000
In more than one year but not more than two years	—	—
In more than two years	15,000	—

	15,000	20,000

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group’s financial assets and financial liabilities:

	At November 24, 2001		At November 30, 2002
	Book Value	Fair Value	Book value	Fair value
	(£ thousands)
Primary financial instruments
Financial liabilities
Short-term borrowings and current portion of long-term borrowings	(290)	(290)	—	—
Short-term creditors	(86,868)	(86,868)	(77,607)	(77,607)
Long-term borrowings	(209,113)	(215,559)	(146,949)	(146,459)
Long-term creditors	(3,693)	(3,693)	(767)	(767)
Provisions	(3,164)	(3,164)	(2,711)	(2,711)

	(303,128)	(309,574)	(228,034)	(227,544)

Financial assets
Currency Options	12,287	12,287	2,780	2,780
Short-term debtors	17,244	17,244	15,345	15,345
Long-term debtors	3,750	3,750	2,500	2,500
Cash and short-term deposits	103,573	103,573	21,410	21,410

	136,854	136,854	42,035	42,035

Derivative financial instruments held to manage the interest rate profile

	At November 24, 2001		At November 30, 2002
	Book Value	Fair Value	Book value	Fair value
	(£ thousands)
Interest rate swaps and caps	—	(5)	—	—

Derivative financial instruments held to hedge currency exposure
	At November 24, 2001		At November 30, 2002
	Book Value	Fair Value	Book value	Fair value
	(£ thousands)
Forward foreign currency contracts	—	2,619	—	199

Market values have been used to determine the fair value of interest rate swaps, caps, forward foreign currency contracts, $145.3 million 11% Senior Notes and £53.3 million 12.25% Senior Subordinated Notes and the currency options. For all other instruments, any differences between fair value and book value are not considered to be material.

F -21-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

20.    Financial Risk Management (continued)

Hedges

Unrecognised gains and losses on financial instruments used for hedging are as follows:

	Gains	Losses	Total
	(£ thousands)
As at November 24, 2001
Gains and losses unrecognised at November 24, 2001	2,619	(5)	2,614

Gains and losses expected to be recognised in the profit and loss account in the period to November 30, 2002	1,712	—	1,712

Gains and losses included in the profit and loss account that arose in previous periods	710	—	710

As at November 30, 2002
Gains and losses unrecognised at November 30, 2002	199	—	199

Gains and losses expected to be recognised in the profit and loss account in the period to November 29, 2003	199	—	199

Gains and losses included in the profit and loss account that arose in previous periods	2,083	—	2,083

21.    Provisions for Liabilities and Charges

	Dilapidations	Onerous Contracts	Other	Total
	(£ thousands)
At November 27, 1999	1,989	4,148	111	6,248
Released during the period	(471)	(383)	(17)	(871)
Unwinding of discount included in provisions	60	100	—	160
Utilised during the period	(301)	(663)	(85)	(1,049)

At November 25, 2000	1,277	3,202	9	4,488
Released during the period	(21)	(124)	—	(145)
Unwinding of discount included in provisions	8	101	—	109
Utilised during the period	(231)	(1,052)	(5)	(1,288)

At November 24, 2001	1,033	2,127	4	3,164
Charged/(released) during the period	3	(16)	—	(13)
Unwinding of discount included in provisions	9	20	—	29
Utilised during the period	(248)	(217)	(4)	(469)

At November 30, 2002	797	1,914	—	2,711

Onerous contracts

A provision is recognised for the net rent due until the anticipated disposal of a vacant property. In addition, provision has been made for excess rent over market rent on leasehold properties as part of fair value assessments made on acquisition. It is expected that most of these costs will be incurred during the next five years.

Dilapidations

A provision is recognised for the expected cost of dilapidation that has occurred in respect of leasehold properties. It is expected that most of these costs will be incurred during the next five years.

F -22-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

22.    Other Financial Commitments

	November 24, 2001	November 30, 2002
	(£ thousands)
Capital commitments
Contracted but not provided for	790	72

Annual commitments under non-cancellable operating leases
Land and buildings leases expiring:
Within one year	608	543
Between two and five years	6,398	7,126
After more than five years	15,801	15,086

	22,807	22,755

Other leases expiring:
Within one year	15	—

The aggregate payments, for which there are commitments under operating leases fall due as follows:

November 30, 2002
Land and Buildings
(£ thousands)
Within one year	22,755
Between one and two years	21,359
Between two and three years	19,784
Between three and four years	17,897
Between four and five years	15,971
After five years	90,307

188,073

23.    Cash Flow Statements

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the period	1,444	(8,983)	1,231
Increase/(decrease) in short-term deposits	600	82,637	(83,394)
Repayment of loans	236	30,192	51,773
Repayment of lease financing	695	103	3

Change in net debt resulting from cash flows	2,975	103,949	(30,387)
Change in net debt resulting from exchange movement	(16,000)	887	10,678
Movement in un-amortised finance costs	(882)	(1,417)	(1,545)

Movement in net debt in the period	(13,907)	103,419	(21,254)
Net debt at the beginning of the period	(191,318)	(205,225)	(101,806)

Net debt at the end of the period	(205,225)	(101,806)	(123,060)

Comprising:
Cash at bank and in hand	29,919	103,573	21,410
Loans due after one year	(214,423)	(187,052)	(137,111)
Exchange differences arising on retranslation of Senior Notes	(18,924)	(18,037)	(7,359)
Loans due within one year	(1,691)	(287)	—
Finance leases	(106)	(3)	—

	(205,225)	(101,806)	(123,060)

F -23-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

23.    Cash Flow Statements (continued)

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit	38,967	23,514	17,508
Depreciation and amortisation charge	14,971	12,319	10,730
Movement in provisions included in fixed assets	(288)	—	—
Decrease in provisions	(1,920)	(1,433)	(482)
Decrease in inventories	6,016	1,161	555
Decrease/(increase) in debtors	998	(429)	1,149
Decrease in creditors	(6,354)	(6,973)	(9,843)

Net cash inflow from operating activities	52,390	28,159	19,617

Analysis of changes in loan financing during the period
At the beginning of the period	218,392	235,038	205,376
Redemption of Senior and Senior Subordinated Notes	—	—	(21,486)
Repayment of loans	(236)	(30,192)	(30,287)
Movement in exchange differences	16,000	(887)	(10,678)
Movement in un-amortised finance costs	882	1,417	1,545

At the end of the period	235,038	205,376	144,470

Analysis of changes in finance leases during the period
At the beginning of the period	801	106	3
Capital element of finance lease rental payments	(695)	(103)	(3)

At the end of the period	106	3	—

24.    Pension Commitments

The Group continues to account for pensions in accordance with SSAP 24.

The Group operates two defined benefit pension schemes in the United Kingdom, the TM Group Pension Scheme and the TM Pension Plan. Full actuarial valuations of the schemes are carried out in accordance with legislative requirements. The last full valuations of the schemes were carried out at March 31, 2002 (TM Group Pension Scheme) and April 30, 2002 (TM Pension Plan).

The contributions to the schemes during the year were determined with the advice of independent qualified actuaries on the basis of triennial valuations using the projected unit method. The principal assumptions made for the last full SSAP 24 valuations for the purpose of determining pension costs are:

	TM Group Pension Scheme	TM Pension Plan
Rate of return on investments
Before retirement	7.7%	7.7%
In retirement	7.7%	7.7%
Rate of salary increases	3.8%	3.7%
Rate of pension increases	2.7%	2.6%
Date of latest valuation	March 31, 2002	April 30, 2002
Market value of schemes’ assets at latest valuation	£54.9m	£24.3m

F -24-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

24.    Pension Commitments (continued)

Using the above assumptions, the actuarial value of the schemes’ assets at the last full valuation date represented the following percentages of the benefits for each scheme that had accrued to the members based on service to that date allowing for assumed future salary increases:

	TM Group Scheme	TM Plan
	%	%
Percentage of benefits	105	96

Additional contributions will continue to be made in order to reduce the deficiency in the TM Pension Plan, following the last full valuation in April 2002.

Movements in the Group pension asset throughout the period may be summarised as follows:

	November 24, 2001	November 30, 2002
	£000	£000
Balance at the beginning of the period	(1,821)	1,391
Funding	1,988	1,181
Charged during the period	(1,190)	(819)
Surplus recognised immediately in respect of former employees	2,414	—

Balance at the end of the period	1,391	1,753

Under the transitional rules of FRS 17—Retirement Benefits—certain additional disclosures are required in the financial statements which are set out below. The disclosures are based upon the last full valuations of the schemes which were carried out at March 31, 2002 (TM Group Pension Scheme) and April 30, 2002 (TM Pension Plan) and have been updated to November 30, 2002 by qualified independent actuaries, using revised assumptions that are consistent with the requirements of FRS 17.

Main financial assumptions:

	November 24, 2001		November 30, 2002
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	%pa	%pa	%pa	%pa
Inflation	2.3	2.3	2.3	2.3
Rate of general long-term increase in salaries	3.3	3.3	3.3	3.3
Rate of increase to pensions in payment
Post April 5, 1997	2.3	2.3	2.3	2.3
Pre April 6, 1997	0.0	2.3	1.2	2.3
Discount rate of scheme liabilities	5.6	5.6	5.7	5.7

F -25-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

24.    Pension Commitments (continued)

Expected return on assets:

	Long Term rate of return expected at		Value at November 24, 2001		Value at November 30, 2002
	November 24, 2001	November 30, 2002	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	(% pa)		(£ millions)
Equities	7.6	7.7	47.7	17.5	42.1	14.5
Property	6.6	6.7	2.6	—	—	—
Government bonds	4.6	4.7	9.6	6.7	7.8	6.4
Other	3.1	4.2	2.4	—	0.9	—

Total market value of assets			62.3	24.2	50.8	20.9
Present value of scheme liabilities			(71.4)	(29.6)	(62.4)	(28.9)

Deficit in scheme			(9.6)	(5.4)	(11.6)	(8.0)
Related deferred tax asset			2.7	1.6	3.5	2.4

Net pension liability			(6.4)	(3.8)	(8.1)	(5.6)

The following amounts would have been charged to operating profit as follows:

	53 weeks ended November 30, 2002
	TM Group Pension Scheme	TM Pension Plan
	(£ millions)
Current service cost	1.0	0.5

The following amounts would have been credited/(charged) to other finance income as follows:

	53 weeks ended November 30, 2002
	TM Group Pension Scheme	TM Pension Plan
	(£ millions)
Expected return on pension scheme assets	4.3	1.6
Interest on pension scheme liabilities	(4.0)	(1.6)

Total other finance income	0.3	—

The following amounts would have been recognised in the statement of total recognised gains and losses as follows:

	53 weeks ended November 30, 2002
	TM Group Pension Scheme	TM Pension Plan
	(£ millions)
Actual return less expected return on pension scheme assets	(12.0)	(4.3)
Experience gains and losses arising on the present value of scheme liabilities	3.7	1.1
Changes in assumptions underlying the present value of scheme liabilities	5.8	0.6

Actuarial loss recognised in the statement of total recognised gains and losses	(2.5)	(2.6)

F -26-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

24.    Pension Commitments (continued)

Analysis of movement in deficit during the period:

	TM Group Pension Scheme	TM Pension Plan
	(£ millions)
Deficit in scheme at November 25, 2001	(9.1)	(5.4)
Total operating charge	(1.0)	(0.5)
Total other finance income	0.3	—
Actuarial loss	(2.5)	(2.6)
Contributions	0.7	0.5

Deficit in scheme at November 30, 2002	(11.6)	(8.0)

History of experience gains and losses:

	53 weeks ended November 30, 2002
	TM Group Pension Scheme	TM Pension Plan
Difference between expected and actual return on pension scheme assets
Amount (£m)	(12.0)	(4.3)
Percentage of scheme assets	23.6%	20.6%
Experience gains and losses arising on the present value of scheme liabilities
Amount (£m)	3.7	1.1
Percentage of the present value of scheme liabilities	5.9%	3.8%
Total actuarial loss recognised in statement of total recognised gains and losses
Amount (£m)	(2.5)	(2.6)
Percentage of the present value of scheme liabilities	4.0%	9.0%

Reconciliation of net liabilities and reserves under FRS 17:

	November 24, 2001	November 30, 2002
	(£ thousands)
Net liabilities as stated in balance sheet	(68,229)	(89,635)
SSAP 24 balance after deferred taxation	(974)	(1,227)
FRS 17 balance after deferred taxation	(10,200)	(13,700)

Net liabilities as adjusted for FRS 17	(79,403)	(104,562)

Profit and loss reserve as stated in balance sheet	(29,076)	(50,482)
SSAP 24 balance after deferred taxation	(974)	(1,227)
FRS 17 balance after deferred taxation	(10,200)	(13,700)

Profit and loss reserve as adjusted for FRS 17	(40,250)	(65,409)

25.    Related Party Transactions

During the period ended November 30, 2002, the holding company, Thistledove Limited, redeemed the whole of the Unsecured 7% Loan Notes 2008. J Lancaster and A R Cox, directors of TM Group Holdings PLC, received £148,896 and £74,449 respectively in respect of this transaction. There are no amounts outstanding at November 30, 2002.

26.    Contingent Liabilities

The Group did not have any material contingent liabilities at November 30, 2002. Certain subsidiaries of the Company have assigned UK property leases in the normal course of business. Should the assignees fail to fulfil any obligations in respect of these leases, members of the Group may be liable for those defaults. The number of such claims arising to date have been small, and the liability, which is charged to the profit and loss as it arises, has not been material.

F -27-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

27.    Companies Act 1985

These financial statements do not comprise the Group’s “statutory accounts” within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the 52 weeks ended November 25, 2000 and November 24, 2001 have been, and statutory accounts for the 53 weeks ended November 30, 2002 will be, delivered to the Registrar of Companies for England and Wales. The auditors’ reports on such accounts were unqualified.

28.    New Accounting Standards

FRS 17, “Retirement Benefits”, issued in November 2000, is fully effective for accounting periods ending on or after January 1, 2005. Certain of the disclosure requirements are, however, effective for periods prior to the January 2005 deadline and those required are given in Note 24 to the Financial Statements. The standard requires that financial statements reflect at fair values the assets and liabilities arising from an employer’s retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognised in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. Had FRS 17 been implemented at November 30, 2002, the Group would have reported a pension liability net of deferred taxation of £13.7 million, which compares with the pension asset net of deferred taxation of £1.8 million recorded in the Financial Statements under the existing rules. The impact of FRS 17 on profit and loss reserves would have been to reduce those reserves by £14.9 million.

29. Differences between United Kingdom and United States Generally Accepted Accounting Principles

The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ from US generally accepted accounting principles (“US GAAP”). The significant differences as they apply to the Group are described below.

The recapitalisations

For the purposes of US GAAP, the May 1998 Recapitalisation has been accounted for as a combination of entities under common control and, accordingly, as with the accounting under UK GAAP, the historical amounts reflected in the consolidated financial statements of TM Group Limited for US GAAP purposes have also been carried over into the consolidated financial statements of TM Group Holdings Plc.

Pension costs

The Group provides for the cost of retirement benefits based upon consistent percentages of employees’ pensionable pay as recommended by independent qualified actuaries. US GAAP require that projected benefit obligation (pension liability) be matched against the fair value of the plan’s assets and be adjusted to reflect any unrecognised obligation or assets in determining the pension cost or credit for the year. In addition, under US GAAP where the value of plan assets is below the value of the liabilities valued on an accumulated benefit obligation basis, the deficit on this basis would be recognised immediately through other comprehensive income.

Deferred debt issue costs

Under UK GAAP, costs of issuing debt finance are presented as a deduction from the carrying amount of debt finance to which they relate. Under US GAAP these deferred issue costs would be included in non-current assets.

Purchase accounting

Under US GAAP, the restructuring provisions, primarily consisting of redundancy and store closure costs, made at the time of the MBO would not have been permitted as they did not meet the criteria for recognition set forth in EITF 95-3. These amounts would have been expensed as incurred. The goodwill arising under US GAAP on the MBO would have been reduced accordingly.

In addition, under US GAAP the goodwill arising would have been reduced to the extent the asset arising with respect to pension costs at the date of acquisition under US GAAP was higher than that arising under UK GAAP.

F -28-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Discontinued operations

The operations of Mayfair and Vendepac have been treated as discontinued under both UK GAAP and US GAAP. However, unlike under UK GAAP, the result of discontinued operations is reported under US GAAP as one line, being net income for the period together with the profit on disposal of those operations.

Goodwill

Under UK GAAP, goodwill arising on acquisitions prior to November 28, 1998 was set off directly against reserves. Goodwill arising on acquisitions since November 28, 1998 is capitalised, classified as an asset on the balance sheet and amortised on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable. If a subsidiary or business is subsequently sold or closed, any goodwill arising on acquisition that was written off directly to reserves or that has not been amortised through the profit and loss account is reviewed for impairment and if such goodwill is not considered to be attached to the continuing business it is taken into account in determining the profit or loss on sale or closure.

Under US GAAP, goodwill and other intangibles are capitalised and amortised against income over the estimated useful lives of the assets, not exceeding 40 years. Under US GAAP, goodwill arising on acquisitions after June 30, 2001 is not amortised, but is subject to an annual impairment test. For the purposes of the reconciliation below, goodwill is amortised over 20 years. On the sale of a business, any un-amortised goodwill relating thereto would be taken into account in the determination of the gain or loss on sale.

Under US GAAP, the Group evaluates the recoverability of its goodwill, based on projected undiscounted cash flows through the remaining amortisation period. If an impairment is determined, the amount of such impairment is calculated based on the estimated fair value of the asset.

Under US GAAP, the benefit of acquired losses not previously recognised at the date of acquisition is credited as an adjustment to goodwill rather than taken to the profit and loss account as a reduction of the tax charge.

Provisions

Under UK GAAP, provisions are discounted where the effect of the time value of money is material. Under US GAAP a provision should only be discounted where the aggregate amount of the liability and the timing of future cash payments are fixed or reliably determinable. On this basis, the discounting of provisions relating to dilapidations is not permitted under US GAAP.

Accounting for derivative instruments and hedging activities

The Group adopted the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended from November 26, 2000. This Statement requires that all derivatives be recorded on the balance sheet as either an asset or liability measured at fair value. Gains or losses resulting from changes in the fair value of these derivatives would be accounted for based on the use of the derivative and whether the instrument qualified for hedge accounting, as defined under the Statement.

Changes in the fair value of derivatives accounted for as cash flow hedges, to the extent that they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in the fair value of derivatives not qualifying as hedges are reported in net income, consistent with the treatment under UK GAAP.

F -29-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

The adoption of this Statement resulted in the Group recording, with effect from November 26, 2000, a cumulative net transition adjustment gain of £2,650,000, net of tax, in cumulative other comprehensive income and an increase in current assets to record the fair value of the forward foreign currency contracts and interest rate swaps of the same amount. During the period ended November 30, 2002, the Group recognised a net loss of £1,691,000, net of tax, in other comprehensive income in respect of these changes. These cash flow hedges qualify for hedge accounting. The currency options held by the Group are not considered to be effective hedges and do not qualify for hedge accounting. Changes in their market value have therefore been taken to the income statement consistent with the treatment under UK GAAP.

Profit on sale of businesses and fixed assets

Certain exceptional items are shown on the face of the profit and loss account after operating profit. These items are gains on the sale of businesses and fixed assets. Under US GAAP these items would be classified as operating profit or expenses.

The following is a summary of the significant adjustments to profit for the year and shareholders’ funds which would be required if US GAAP were to be applied instead of UK GAAP.

Profit for the period

	52 weeks ended		53 weeks ended
	November 25, 2000(i)	November 24, 2001(i)	November 30, 2002
	(£ thousands)
Income for the period as reported in the consolidated profit and loss account under UK GAAP	3,837	56,279	744
Adjustments
Pension costs	439	(1,729)	(1,862)
Amortisation of goodwill	(6,149)	(5,202)	(4,210)
Goodwill in respect of disposals	—	12,945	66
Dilapidations provisions	40	900	31
Deferred taxation
On adjustments	(144)	249	549
Acquired tax losses not previously recognised	(464)	—	—

Net (loss)/income for the period as adjusted to accord with US GAAP	(2,441)	63,442	(4,682)

(i)	Restated to reflect the adoption of FRS 19 under UK GAAP, with no effect on net income reported under US GAAP.

Comprehensive income

Comprehensive income under US GAAP is as follows:

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Net (loss)/income for the period as adjusted to accord with US GAAP	(2,441)	63,442	(4,682)
Other comprehensive income:
Pension costs net of tax of £10,824,000	—	—	(25,257)
Change in fair value of derivatives net of tax of £724,000 (2001—£352,000)	—	(820)	(1,691)
Cumulative effect on prior periods of adoption of FAS 133 net of tax of £1,136,000	—	2,650	—

	—	1,830	(26,948)

Comprehensive (loss)/income	(2,441)	65,272	(31,630)

F -30-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Movements in other comprehensive income amounts (net of related tax) are as follows:

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Movement in Fair Value of Derivatives

At beginning of period	—	—	1,830
Effect on adoption of FAS 133	—	2,650	—
Movement in the period	—	(820)	(1,691)

At end of period	—	1,830	139

Minimum Pension accrual
At beginning of period	—	—	—
Movement in the period	—	—	(25,257)

At end of period	—	—	(25,257)

Total
At beginning of period	—	—	1,830
Effect on adoption of FAS133	—	2,650	—
Movement in the period	—	(820)	(26,948)

At end of period	—	1,830	(25,118)

Shareholders’ funds

	November 24, 2001(i)	November 30, 2002
	(£ thousands)
Shareholders’ equity (deficit) as reported in the consolidated balance sheet under UK GAAP	(68,229)	(89,635)

Adjustments
Intangible fixed assets—goodwill
Cost	85,967	85,585
Accumulated amortisation	(15,716)	(19,778)

Net	70,251	65,807

Other intangible asset	—	211
Current assets—derivatives	2,614	199
Debtors—prepaid pension costs	17,327	—
Debtors due after more than one year:
Deferred issue costs	4,024	2,479
Pension accrual	—	(20,827)
Dilapidations provisions	(100)	(69)
Deferred taxation
On adjustments	(5,952)	6,145
Creditors due after more than one year:
Deferred issue costs	(4,024)	(2,479)

Shareholders’ equity (deficit) as adjusted to accord with US GAAP	15,911	(38,169)

(i)	Restated to reflect the adoption of FRS 19 under UK GAAP, with no effect on shareholders’ equity reported under US GAAP.

Reconciliation of movement in shareholders’ funds under US GAAP

November 30, 2002
(£ thousands)
Shareholders’ equity as adjusted to accord with US GAAP at beginning of the period	15,911
Loss for the period available for equity shareholders as adjusted to accord with US GAAP	(4,682)
Dividend declared during period	(22,450)
Movement in other comprehensive income during period	(26,948)

Shareholders equity (deficit) as adjusted to accord with US GAAP at end of the period	(38,169)

F -31-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Consolidated statement of cash flows

The consolidated statements of cash flows prepared under UK GAAP present substantially the same information as those required under US GAAP but they differ, however, with regard to classification of items within the statements and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

Under US GAAP, cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation and capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP, however, require only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP capital expenditure and financial investment and acquisitions are reported within investing activities.

The categories of cash flow activity under US GAAP can be summarised as follows:

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Cash inflow/(outflow) from operating activities	26,034	6,775	(4,881)
Cash (outflow)/inflow from investing activities	(23,059)	97,174	(3,056)
Cash outflow from financing activities	(931)	(30,295)	(74,226)

Increase/(decrease) in cash and cash equivalents	2,044	73,654	(82,163)
Cash and cash equivalents at:
beginning of the period	27,875	29,919	103,573

end of the period	29,919	103,573	21,410

Additional information required by US GAAP in respect of the Group’s pension plans

The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Service cost	3,248	2,425	1,641
Interest cost	4,995	4,786	4,599
Actual return on plan assets	(7,162)	(6,720)	(5,539)
Net amortisation and deferral	38	18	1,395
Effect of settlement	—	(4)	585

Net periodic pension cost	1,119	505	2,681

The major assumptions used in computing the pension cost were:

	November 25, 2000	November 24, 2001	November 30, 2002
Expected long-term rate of return on plan assets	6.75%	6.50%	6.70%
Discount rate	5.75%	5.50%	5.70%
Expected long-term rate of earnings increases	4.50%	4.25%	4.25%

F -32-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

The funding of the Group’s plans is as follows:

	November 24, 2001	November 30, 2002
	(£ thousands)
Accumulated benefit obligation (all vested)	84,210	90,748

Fair value of plan assets	86,149	71,674
Projected benefit obligation	(85,412)	(98,029)

Plan assets in excess/(deficit) of projected benefit obligation	737	(26,355)
Unrecognised prior service cost	302	211
Unrecognised net loss	18,369	43,978

Prepaid pension cost	19,408	17,834

The assets of these plans principally comprise United Kingdom and other listed equities, property investments, bank deposits and UK Government index-linked stocks.

Reconciliation of plans’ projected benefit obligations is as follows:

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Projected benefit obligation at beginning of period	84,876	87,520	85,412
Disposals	—	(6,800)	1,036
Service cost	3,248	2,425	1,641
Interest cost	4,995	4,786	4,599
Plan participant contributions	835	681	415
Actuarial (gain)/loss	(2,807)	432	9,545
Benefits paid	(3,627)	(3,632)	(4,619)

Projected benefit obligation at end of period	87,520	85,412	98,029

Reconciliation of change in fair value of plan assets:

	52 weeks ended		53 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002
	(£ thousands)
Fair value of plan assets at beginning of period	102,866	101,720	86,149
Disposals	—	(5,299)	(1,231)
Actual return on plan assets	103	(9,309)	(10,221)
Group contributions	1,543	1,988	1,181
Plan participant contributions	835	681	415
Benefits paid	(3,627)	(3,632)	(4,619)

Fair value of plan assets at end of period	101,720	86,149	71,674

Concentrations of credit risk

Potential concentrations of credit risk to the Group consist principally of short-term cash investments and trade receivables.

At November 30, 2002 the Group did not consider there to be any significant concentration of credit risk.

F -33-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29. Differences	between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Fair values of financial instruments

The following information is presented in compliance with the requirements of US GAAP. The carrying amounts and fair values of the material financial instruments of the Group are as follows:

	November 24, 2001		November 30, 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(£ thousands)
Assets
Cash	103,573	103,573	21,410	21,410
Currency options	12,287	12,287	2,780	2,780

	115,860	115,860	24,190	24,190

Liabilities
Short-term borrowings and current portion of long-term borrowings	(290)	(290)	—	—
Long-term borrowings	(209,113)	(215,559)	(146,949)	(146,459)

	(209,403)	(215,849)	(146,949)	(146,459)

Off-balance sheet instruments
Interest rate swaps and caps	—	(5)	—	—
Forward foreign currency contracts	—	2,619	—	199

Market values have been used to determine the fair value of interest rate swaps, caps, forward foreign currency contracts, $145.3 million 11 per cent Senior Notes and £53.3 million 12.25 per cent Senior Subordinated Notes and currency options. For all other instruments, any differences between fair value and book value are not considered to be material.

Additional information required by US GAAP in respect of deferred taxation

The analysis of the deferred taxation (liability)/asset required by US GAAP is as follows:

	November 24, 2001	November 30, 2002
	(£ thousands)
Deferred taxation liabilities
Excess of book value over taxation value of fixed assets	—	—
Pension prepayment	(5,616)	—
Other temporary differences	(1,784)	(60)

	(7,400)	(60)
Deferred taxation assets
Excess of book value over taxation value of fixed assets	98	962
Pension accrual	—	5,659
Taxation effect of losses carried forward	1,979	1,979
Taxation effect of provisions	1,460	560

	3,537	9,160
Less: Valuation allowance	(1,979)	(1,979)

Net deferred tax liability	(5,842)	7,121

Of which:
Current	(784)	(60)
Non-current	(5,058)	7,181

	(5,842)	7,121

New US accounting standards

FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Asset, both issued in June 2001, are effective for accounting periods beginning after December 15, 2001. The Group is applying Statement 142 from December 1, 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortised but will be subject to annual impairment tests. Other intangible assets will continue to be amortised over their useful lives.

F -34-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Most of the Group’s goodwill and indefinite lived assets arose prior to November 28, 1998 and have been eliminated against reserves in the Group’s UK statutory accounts. No amortisation is charged in respect of these assets in the UK statutory accounts but a charge has been made to arrive at net income under US GAAP. The adoption of FAS 141 will eliminate the reconciling amortisation charge in respect of goodwill and indefinite lived intangibles and will increase net income under US GAAP by approximately £4 million per annum. In the period ending November 29, 2003 the Group will test goodwill and indefinite lived intangible assets for impairment using the two step process described in Statement 142. The first step screens potential impairment, while the second measures the amount of impairment, if any. Until the impairment tests are completed it is not possible to quantify the amount of impairment, if any, that will arise on adoption.

FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001, is effective for accounting periods beginning after December 15, 2001. FAS 144 supersedes FAS 121 and, while retaining many of the recognition and measurement provisions of FAS 121, it excludes goodwill and intangible assets not being amortised from its impairment provisions and it significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale. FAS 144 also supersedes the provisions of APB 30 with regard to reporting the effects of a disposal of a business segment, and requires expected future operating losses from discontinued operations to be reported in the periods in which the losses are incurred rather than as of the measurement date. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The Group will adopt FAS 144 in the period ending November 29, 2003. As the provisions of FAS 144 are to be applied prospectively, the impact on the Group, if any, will depend on the circumstances existing at that time.

FAS 146 Account for Costs Associated with Exit or Disposal Activities, issued in August 2001. FAS 146 requires recognition of a liability for a cost when the liability is incurred. FAS 146 supersedes EITF Issue No 94-3 Liability Recognition for Certain Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in restructuring) which required a liability for an exit cost to be recognised at the date of an entity’s commitment to plan. The impact on the Group if any will depend upon the circumstances existing at that time.

F -35-

SCHEDULE II

TM GROUP HOLDINGS PLC

VALUATION AND QUALIFYING ACCOUNTS

		Additions		Deductions
Description	Balance at beginning of period	Charged to costs and expenses	Other	.	Balance at end of period
	(£ thousands)
52 weeks ended November 25, 2000
Provisions for bad and doubtful debts	417	41	—	(112)	346

52 weeks ended November 24, 2001
Provisions for bad and doubtful debts	346	—	(166)	(11)	169

53 weeks ended November 30, 2002
Provisions for bad and doubtful debts	169	13	—	—	182

S -1-