Form 20-F
period 2003-11-29
TM GROUP HOLDINGS PLC
filed 2004-03-26
CIK 1067944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 29, 2003

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 333-9268

TM Group Holdings PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

TM House, Ashwells Road, Brentwood, Essex CM15 9ST, England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

11% Senior Notes Due May 15, 2008,

12¼% Senior Subordinated Notes Due May 15, 2008

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 1p each 21,234,550

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

TM Group Holdings PLC (the “Company”) is a public limited company organised under the laws of England and Wales.

In this Annual Report on Form 20-F (the “Form 20-F”), references to the “Senior Notes” are to the 11% Senior Notes due May 15, 2008 and references to the “Senior Subordinated Notes” are to the 12¼ % Senior Subordinated Notes due May 15, 2008 (together with the Senior Notes, the “Notes”), each issued by the Company.

The Company publishes its Financial Statements in pounds sterling. In this Form 20-F, references to “pounds sterling” or “£” are to currency of the United Kingdom and references to “US dollars” or “$” are to United States currency. For the convenience of the reader, this Form 20-F contains translations of certain pounds sterling amounts into US dollars at the specified rates. These translations should not be construed as a representation that such pound sterling amounts actually represent such US dollar amounts or could be, or could have been, converted into US dollars at the rates indicated or at any other rate. On March 24, 2004, the Noon Buying Rate was $1.8351 = £1.00. See Item 3. “Key Information - Exchange Rates” for information regarding the rates of exchange between the US dollar and the pound sterling.

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

The Company’s fiscal year ends on the last Saturday in November each year. Thus, for example, “Fiscal 2003” refers to the fiscal year ended November 29, 2003. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated.

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

SELECTED FINANCIAL DATA

The following selected consolidated financial data for the 52 weeks ended November 24, 2001, the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003, and at November 30, 2002 and November 29, 2003, are derived from the Company’s audited financial statements included elsewhere in this Form 20-F. The selected consolidated financial data for the 52 weeks ended November 27, 1999 and November 25, 2000 and at November 27, 1999, November 25, 2000 and November 24, 2001, are derived from audited financial statements not included herein. These financial statements have been audited by Ernst & Young LLP, the Company’s independent auditors.

The Company’s Financial Statements are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. See Note 29 of Notes to the Financial Statements.

The selected financial data set forth overleaf should be read in conjunction with the Company’s Financial Statements and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this Form 20-F.

	52 weeks ended			53 weeks ended	52 weeks ended
	November 27, 1999	November 25, 2000	Restated (i) November 24, 2001	Restated (i) November 30, 2002	November 29, 2003
	(£ thousands)
Income Statement Data
Amounts in accordance with UK GAAP
Sales
Retailing	691,181	672,197	661,050	664,461	635,453
Discontinued operations	206,262	199,221	42,792	—	—

Total sales	897,443	871,418	703,842	664,461	635,453
Cost of sales	(660,537)	(639,878)	(524,220)	(502,974)	(472,952)
Selling and distribution costs	(174,987)	(168,201)	(136,368)	(125,157)	(127,968)
Administrative expenses	(23,763)	(24,372)	(19,740)	(18,063)	(15,882)
Business re-structuring	(1,783)	—	—	(759)	—

Operating profit	36,373	38,967	23,514	17,508	18,651
Profit on fixed asset disposals Profit on fixed asset disposals	305	1,509	3,137	3,907	3,908

Profit before interest, taxation and sale of businesses	36,678	40,476	26,651	21,415	22,559

Retailing	24,487	29,015	27,541	25,480	25,912
Central costs	(2,613)	(2,686)	(2,993)	(3,306)	(3,353)

Total continuing operations	21,874	26,329	24,548	22,174	22,559
Discontinued operations	16,587	14,147	2,103	—	—
Business re-structuring	(1,783)	—	—	(759)	—

Total profit before interest, taxation and sale of businesses	36,678	40,476	26,651	21,415	22,559

Profit on sale of businesses	—	—	51,507	—	—

Profit before interest and taxation	36,678	40,476	78,158	21,415	22,559
Net interest expense	(31,860)	(36,135)	(21,274)	(20,532)	(12,094)

Profit before taxation	4,818	4,341	56,884	883	10,465
Taxation	—	(504)	(605)	(139)	(2,021)

Profit for the period	4,818	3,837	56,279	744	8,444

Amounts in accordance with US GAAP
Net income/(loss) for the period (ii)
Continuing operations	(13,819)	(14,948)	169	(4,682)	4,366
Discontinued operations	12,766	12,507	63,273	—	—

Total	(1,053)	(2,441)	63,442	(4,682)	4,366

(i)	The Company has revised the presentation of sales arising from the processing of electronic phone top-up transactions, to reflect only the commission earned on these transactions. This has no effect on operating profit.

(ii)	In calculating net income/(loss) in accordance with US GAAP, certain Company charges (such as interest expense) have not been allocated to the discontinued operations and instead have been wholly allocated to continuing operations, as management has not considered such allocation to be meaningful.

	November 27, 1999	November 25, 2000	November 24, 2001	November 30, 2002	November 29, 2003
	(£ thousands)
Balance Sheet Data
Amounts in accordance with UK GAAP
Intangible assets – goodwill	2,502	5,751	4,816	6,718	7,533
Tangible assets	69,078	74,650	53,880	50,826	47,728
Inventories	54,505	49,553	34,790	34,378	34,115
Total current assets	115,431	118,872	175,780	80,957	87,761
Total assets	187,011	199,273	234,476	138,501	143,022
Long-term debt	218,264	233,349	205,089	144,470	136,240
Total debt	219,193	235,144	205,379	144,470	136,240
Capital stock	212	212	212	212	212
Shareholders’ deficit	(168,214)	(166,215)	(68,229)	(89,635)	(81,191)
Amounts in accordance with US GAAP
Intangible assets	113,330	109,966	75,067	72,736	73,858
Tangible assets	69,078	74,650	53,880	50,826	47,728
Other non-current assets	24,940	24,497	21,351	2,479	2,023
Inventories	54,505	49,553	34,790	34,378	34,115
Total current assets	115,431	118,872	178,394	87,301	95,005
Total assets	322,779	327,985	328,692	213,342	218,614
Long-term debt	224,587	238,790	209,113	146,949	138,263
Total debt	225,516	240,585	209,403	146,949	138,263
Capital stock	212	212	212	212	212
Shareholders’ equity (deficit)	(43,425)	(47,861)	15,911	(38,169)	(31,890)
Number of equity shares (000s)	21,235	21,235	21,235	21,235	21,235

Exchange Rates

The following table sets out, for the periods and dates indicated, certain information regarding the Noon Buying Rate for pounds sterling, expressed in US dollars per £1.00.

Fiscal Year	At Period End	Average(1)	High	Low
1999	1.6062	1.6186	1.6885	1.5515
2000	1.3997	1.5224	1.6520	1.3997
2001	1.4095	1.4416	1.5045	1.3730
2002	1.5515	1.4892	1.5915	1.4874
2003	1.7101	1.6304	1.7219	1.5500

			High	Low
September 2003			1.6642	1.5732
October 2003			1.7025	1.6598
November 2003			1.7219	1.6693
December 2003			1.7842	1.7200
January 2004			1.8511	1.7902
February 2004			1.9045	1.8182
March 2004 (through March 24, 2004)			1.8680	1.7943

(1)	The average of the Noon Buying Rates on the last trading day of each full month during the fiscal year.

The Noon Buying Rate is the City of New York rate for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York. On March 24, 2004, the latest practicable date prior to filing this report, the rate was $1.8351= £1.00. The US dollar liability under the Senior Notes has been translated at $1.7101 = £1.00 being the representative US dollar/UK sterling exchange rate on November 29, 2003 (November 30, 2002 $1.5515 = £1.00, November 24, 2001 $1.4100 = £1.00).

RISK FACTORS

Substantial Leverage and Debt Service Requirements

As of November 29, 2003, the Company’s consolidated long-term indebtedness, calculated in accordance with UK GAAP, was £136.2 million. In addition, the Company and its subsidiaries may incur additional indebtedness in the future, subject to limitations imposed by the Indentures and the instruments governing the Company’s other indebtedness.

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

The level of debt of the Company will have several important effects on its future operations, including the following: (a) the Company will have significant cash requirements to service debt, reducing funds available for operations and future business opportunities, including strategic acquisitions, and increasing the vulnerability of the Company to adverse general economic and industry conditions; (b) the Company may be restricted in the future from obtaining additional financing, whether for acquisitions, C-store conversions, tobacco pre-purchases or other competitive activity and working capital or other purposes; and (c) the Company will be required to comply with restrictions contained in the Indentures and the instruments governing the Company’s working capital facilities.

In June 2003, the Company renewed its agreement with HBOS (formerly the Bank of Scotland) for the granting of working capital facilities of £20 million, as permitted by covenants in the Notes. This annually renewable agreement grants HBOS a charge over certain assets of the Company as security.

Holding Company Structure, Subordination and Other Considerations

The Holding Company has no operations of its own. As a result, it is wholly dependent on dividends and inter-company payments (either advances or repayments) from its subsidiaries, the payment of which is limited by law. In addition, the ability of the Company’s subsidiaries to pay dividends and make inter-company advances to the Company depends on their earnings. The Company’s subsidiaries have no obligation, contingent or otherwise, to pay any amounts due under the Notes or to make funds available to the Company to enable it to pay any amounts due under the Notes. Generally, claims of creditors of a subsidiary, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by the subsidiary, and claims of preference shareholders (if any) of the subsidiary, will have priority with respect to the assets and earnings of the subsidiary over the claims of the creditors of its parent company. The Notes therefore are effectively subordinated to creditors (including trade creditors) and preference shareholders (if any) of its direct and indirect subsidiaries. As of November 29, 2003, the Company had approximately £85.8 million of such liabilities, including £68.1 million due to trade creditors.

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

Reduced Demand for Tobacco Products - Relaxation on Personal Imports

The Company is a significant retailer of tobacco products in the United Kingdom, with tobacco accounting for approximately 30 per cent of its revenues from continuing operations in Fiscal 2003. The tobacco industry, both in the United Kingdom and abroad, has faced, and continues to face, a number of issues that may adversely affect demand for tobacco products, the volume of sales, operating revenues, cash flows, operating profit and financial position of the Company. In the United Kingdom, these issues include: actual and proposed regulatory controls at both the EU and UK level, excise tax increases, proposed governmental and voluntary private bans and restrictions on smoking (including in places and in buildings permitting public access), recent actual restrictions on tobacco marketing, advertising and sales, increased assertions of adverse health effects associated with both smoking and exposure to environmental tobacco smoke (“ETS”), legislation or other governmental action seeking to ascribe to tobacco manufacturers responsibility for any adverse health effects associated with both smoking and exposure to ETS, the diminishing social acceptance of smoking, increased pressure from anti-smoking groups, unfavourable press reports, governmental investigations, and increased smoking and ill-health litigation, including private plaintiff class action litigation. See “—Effect of UK Government Tobacco Regulation and UK Litigation” and “Item 4. Information on the Company—Regulation and Litigation”.

Cigarettes and other tobacco products are subject to substantial duties in the United Kingdom and in general, these duties and other cigarette-regulated taxes levied by the government have been increasing. Currently, these duties and taxes represent up to 80 per cent of the recommended retail price for such products sold in the United Kingdom. In the Company’s experience, past increases in duties and similar taxes have had an adverse effect on sales of cigarettes. In October 2002, the UK Government relaxed its guideline restrictions on the personal imports of tobacco products. Any future increases in duties and taxes or further relaxation of import restrictions, the extent of which cannot be predicted, could result in sales volume declines for the cigarette industry, and might cause the Company’s sales of tobacco products to shift from the premium segment to the discount segment on which the retailers earn a lower margin. See “Item 4. Information on the Company—The Tobacco Market”.

Although it is difficult to predict the precise nature of any future legislation or litigation in the United Kingdom, or regulation at EU level, the Company believes that the various existing restrictions and regulations, in particular the significant increase in regulatory activity in the last few years, together with substantial increases in excise duties on smoking tobacco products, have had, and are likely to continue to have, a detrimental effect on the sales of tobacco products. Given the fact that tobacco related products account for such a high proportion of the Company’s total revenues, any substantial decrease in sales of tobacco products may have a material adverse effect on the turnover, profit and financial condition of the Company. Future profitability will depend on how the Company manages any decreases in revenues due to reduced sales of tobacco products and how it continues to maintain its operating margins, despite any such decrease in sales. See “Item 4. Information on the Company—Regulation and Litigation”.

Effect of UK Government Tobacco Regulation and UK Litigation

Reports with respect to the possible harmful physical effects of cigarette smoking have been publicised for many years, and the sale, promotion and use of cigarettes continues to be subject to increasing governmental regulation in the United Kingdom and the European Union. The UK Government has an aim to reduce smoking in the United Kingdom and, on December 10, 1998, the Government issued a position paper known as a “White Paper” (“Smoking Kills—A White Paper on Tobacco”) (“the White Paper”) that set out a concerted programme of action to achieve this aim. The Government has invested and continues to invest in a number of initiatives to implement its plan of action, such as media campaigns designed to shift attitudes and programmes to help smokers quit smoking.

The Government is continuing its comprehensive strategy on reducing smoking and improving public health. Most recently, at the beginning of March 2004, the Government began a new consultation on improving public health, one of the central tenets of which is the reduction of levels of smoking. Accordingly, the Government is consulting on a number of issues related to achieving its aim of reducing levels of smoking. Some of the measures it has considered, is considering or has implemented to control smoking include: continuing to make smoking more expensive through taxation, reducing exposure to environmental tobacco smoke by encouraging employers and others to provide a smoke-free environment for non-smokers and banning smoking in public service buildings and on public transport, ending advertising and promotion of cigarettes, enforcing the prohibition on sale of cigarettes to minors, raising the price of tobacco each year to discourage people from smoking and providing information on the health risks of smoking.

A number of substantial restrictions on the marketing, advertising, product design and consumption of cigarettes have been introduced by Government regulation. For example, the Tobacco Advertising and Promotion Act 2002 came into force on February 14, 2003. The Act makes it an offence to: publish tobacco advertisements in the United Kingdom; devise or distribute a tobacco advertisement in the United Kingdom, whether in electronic or other form; display tobacco products or their prices in a place or website where tobacco products are offered for sale if the display does not comply with such requirements as may be specified in regulations; distribute free to the public any product or coupon with the purpose of promoting a tobacco product; be a party to a sponsorship agreement if the purpose or effect of that agreement is to promote tobacco products in the United Kingdom. Legislative restrictions on the marketing, advertising, product design and consumption of cigarettes have had an adverse impact on the Company’s results of operations in recent years and are expected to continue to adversely affect results of operations in the future.

Parties seeking damages for illnesses claimed to have resulted from tobacco consumption have sued tobacco manufacturers in the United Kingdom, including the Company’s suppliers. The Company is not a party to any smoking and related ill-health litigation in any jurisdiction. However, there can be no guarantee that such actions will not arise in the future. In addition, although the Company is currently only a retailer of tobacco products, Forbuoys’ previous sale of cigarettes under its own brand name, although manufactured by another company, as well as the Company’s activities as a tobacco retailer, could potentially subject the Company to future litigation. See “Item 4. Information on the Company—Regulation and Litigation”.

It is difficult to determine the precise impact of regulatory initiatives or the outcome of any related litigation, or to predict precisely what further other EU or UK legislation, regulations, directives or initiatives will be implemented or adopted relating to the manufacturing, advertising, sale or use of cigarettes, or to the tobacco industry generally. However, recent legislation is likely to affect the Company and, in particular, if any or all of the current initiatives were to be implemented, the volume, operating revenues, cash flows and operating profit of the Company could be materially adversely affected, in amounts that cannot be determined.

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

Currency Translation Risks Relating to the Senior Notes

At the start of Fiscal 2003, the Company had a series of options to purchase a total of $125 million (and sell pounds sterling) at the rate of $1.55 = £1.00 ($100 million) and $1.60 = £1.00 ($25 million). These options expired in May 2003.

As of November 29, 2003 the Company had a similar option on $125 million at the rate of $1.59 = £1.00 which expired during March 2004.

A further option on $145 million was purchased during March 2004 at the rate of $1.7025 = £1.00.

The Company could still be exposed to material currency translation fluctuations upon the expiration of its latest option on July 2, 2004. Although the Company may seek to enter into a further set of hedging arrangements, there can be no assurance that it will, or will be able to do so on commercially attractive terms. Not obtaining such hedging arrangements (or, in the alternative, not redeeming the Senior Notes on or before July 2, 2004) could result in foreign currency translation losses that would have a material adverse effect on the Company’s financial position and earnings.

The Company’s foreign exchange forward contract for the purchase of US dollar amounts equal to the total of the first ten interest payments on the Senior Notes also expired in May 2003. Management has not yet determined whether to enter into any hedging arrangements with respect to future interest payments. Failure by the Company to enter into any hedging arrangements with respect to these interest payments or, in the alternative, to redeem the Notes, would further expose the Company to potential exchange rate fluctuations relating to the Senior Notes, which also could have a material adverse effect on the Company’s financial position and earnings.

Pension obligations

According to recent actuarial valuations, the projected liabilities of the Company’s pension schemes exceed the projected realisable value of their assets. This has already impacted on cash flows and is expected to do so in the future.

National Minimum Wage

The introduction of the national minimum wage in 2000 by the UK Government has already had an adverse impact on the Company’s operating costs. Further imposed increases could have a material adverse effect on the Company’s financial position and earnings.

Sub-Post Offices

The UK Government is phasing in changes to the means by which it dispenses pensions and benefits, which could lead to reduced customer levels at Post Offices located in the Company’s stores. These Post Offices are perceived to have a beneficial effect on the Company’s financial position through the ‘footfall’ they create. Any scaling down of these activities could adversely affect the Company’s financial position and earnings.

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

The Company was incorporated on November 7, 1997 and used in 1998 as a vehicle for re-financing a company originally formed in 1995 upon a management buy-out (the “MBO”) of the principal retailing and vending businesses of Gallaher Group PLC (“Gallaher”). Following the MBO, the Company streamlined its operations and focused on increasing profitability in its three businesses, TM Retail (newsagents, variety and convenience stores), Mayfair Services (cigarette vending) and Vendepac (beverage and snack vending). Significant acquisitions were made for each business.

Following the disposal of the tobacco and beverage vending businesses during Fiscal 2001 and the redemption of debt in both Fiscal 2001 and Fiscal 2002, the Company is now focused on opportunities in the retailing market.

The Management Buy-Out

On July 24, 1995, TM Group Limited acquired from Gallaher the entire issued share capital of Forbuoys, Marshell Group Limited and Vendepac Services Limited in an MBO backed by the Institutional Investors as defined herein (see Item 7. “Major Shareholders and Related Party Transactions”). The opportunity for the MBO arose from Gallaher’s decision to refocus its operations by divesting its vending and retail businesses, along with all other assets Gallaher considered non-core to its principal business of cigarette manufacture. Financing for the MBO was provided by a combination of secured debt financing by a syndicate of banks, unsecured loan notes sold to the Institutional Investors, and a loan convertible into preferred ordinary shares and redeemable cumulative preference shares. The remainder of the purchase price was raised through the sale of ordinary shares to management and preferred ordinary shares and redeemable preference shares to the Institutional Investors. The remaining amount of this indebtedness, as well as the capital structure of the Company, was replaced as a result of the May 1998 Recapitalisation (see Note 1 of Notes to the Financial Statements).

Acquisitions

The Company has made several strategic acquisitions since the MBO, its strategy depending on the availability of suitable acquisition candidates, financing on acceptable terms and the Company’s ability to comply with the restrictions, if any, contained in its debt agreements (including the Indentures). As part of its strategy the Company will evaluate potential acquisition candidates and expects to pursue strategic acquisitions in the future. Acquisitions during Fiscal 2003 were of a minor nature, mainly involving the purchase of single shops, in order to expand or replace existing CTNs as part of the C-store conversion programme. (See “ - CTN, Variety Store and C-store Market”).

Disposals

Following a strategic review, the Company sold the cigarette vending operation of Mayfair Services and the beverage and snack vending operation of Vendepac during Fiscal 2001. The aggregate consideration for both totalled approximately £125 million.

Capital Expenditure

There are currently no capital expenditure projects in progress other than those of a routine nature that are funded out of normal operating cash flow.

For Fiscal 2001, 2002 and 2003 the Company’s gross capital expenditure including small acquisitions was £15.4 million, £11.2 million and £11.4 million respectively. Gross capital expenditure associated with the discontinued businesses totalled £2.6 million for Fiscal 2001. Expenditure connected with the refit, conversion or acquisition of stores totalled respectively £8.5 million, £7.3 million and £7.2 million. The remainder was routine replacement of vehicles and equipment.

Business Overview

TM Retail is the eighth largest neighbourhood retailer in the United Kingdom (estimated by the Company based on share of sales). In Fiscal 2003, TM Retail generated profit before central costs, interest and tax of £25.9 million on sales of £635.5 million. It employed approximately 10,400 people and operated 1,196 stores as at November 29, 2003, comprising 314 Convenience stores (C-stores), 122 Variety stores (V-stores) and 760 Newsagents (CTNs).

TM Retail was formed on November 28, 1998, when Forbuoys acquired the shares of Tog Limited, the parent company of Martin Retail Group, for a total cash payment (including repayment of debt) of £75 million. The Company has retained the brand names of Forbuoys and Martin, based primarily in England and Wales, and R S McColl, the brand name under which Martin operated in Scotland.

TM Retail has continued to convert CTNs to C-stores to take advantage of the higher sales and margins from C-stores and the opportunities created by the recent changes in traditional retailing in the United Kingdom. (See “- CTN, Variety Store and C-store Market”). The Company intends to continue converting those stores it considers suitable into the C-store format, adopting the McColl’s name, and anticipates that the future conversion of CTNs may involve extending into stockrooms, adjoining space or relocation within the very close vicinity.

Business Strategy

Management will continue to pursue the C-store conversion programme focusing on those of its 760 CTN locations that demonstrate the greatest potential for success as C-stores.

As a further development of the segmentation of its estate, management has classified 122 stores as Variety Stores. These are generally larger than average, generally high street-based and require a broader product range. The Company continues to appraise the likely opportunities within its CTN estate. Those not likely to form the foundation for the development of its C-store business in the future will be retained as CTNs to provide valuable cash generation where viable, or disposed of if marginal performers. The Company is currently embarking on a programme of CTN disposals.

Operations

Established in 1935, Forbuoys expanded principally by opening shops on new public housing developments and in residential areas, retailing primarily confectionery, tobacco products and newspapers. At the time of the MBO, Forbuoys had 701 stores.

Following the MBO, and prior to the Martin acquisition, a total of 64 net loss making branch closures had taken place. Store numbers increased by a further 781 in 1998 with the acquisition of Martin. There was a net reduction of 205 stores between the beginning of Fiscal 1999 and the end of Fiscal 2002 and a further net reduction of 17 stores in Fiscal 2003. Reasons for reduction vary from overlaps (eg between a Forbuoys and a Martin store), or closures of stores operating at a loss, to the related sale and purchase of stores with other C-store operators.

The following table sets out the total number of stores for the relevant periods.

	TM Retail
	Fiscal 1999	Fiscal 2000	Fiscal 2001	Fiscal 2002	Fiscal 2003
Beginning of period	1,418	1,353	1,291	1,230	1,213
End of period	1,353	1,291	1,230	1,213	1,196
Weighted average for the fiscal year	1,380	1,318	1,247	1,224	1,204

TM Retail supplies everyday needs to a large customer base and records approximately six million transactions per week. It is one of the largest operators of National Lottery terminals, the largest independent Post Office operator and has the biggest home news delivery service in the United Kingdom.

TM Retail’s sales are affected by seasonal and special events, such as Christmas, Easter, Valentine’s Day and Halloween. Stores sell fireworks for “Guy Fawkes” night (November 5), the Company being one of the largest retailers of fireworks in the United Kingdom.

The principal product lines in TM Retail stores as an approximate percentage of sales for Fiscal 2003 were as follows:

%
News	27
Tobacco	30
Confectionery/Soft Drinks	16
Grocery	8
Non-Food/Stationery(1)	14
Lottery “Instants”	4
Lottery on-line commissions	1

100

(1)	Includes, among other products, greeting cards, toys, fireworks, stationery and phonecards.

Most of TM Retail’s CTNs and Variety Stores operate between the hours of 6.00 a.m. to 6.00 p.m. for six days a week and 7.00 a.m. to noon on Sundays. Most of TM Retail’s C-stores operate between the hours of 6.00 a.m. to 10.00 p.m. for seven days a week. Opening hours are reviewed on a store-by-store basis, and may vary depending upon local factors. Government legislation in England and Wales limits stores with retail space of more than 3,000 sq. ft. to a Sunday opening time of not more than six hours (a restriction that only applies to 14 TM Retail stores).

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

According to “Verdict on Neighbourhood Retailing 2004”, published by Verdict Research Limited, considered to be the leading retail analysts and consultants in the United Kingdom and Europe, the Co-op Group is the largest neighbourhood retailer with a 5.7 per cent share. TM Retail is the eighth largest with 1.9 per cent of the market, reflecting the high level of fragmentation. The rest of the market includes symbol grocers, multiple C-store operators, regional operators and independents. Between 1998 and 2003, the number of neighbourhood stores is estimated to have fallen by 10 per cent. The large regional chains of CTNs and C-stores have benefited from this trend as it has created a new opportunity to increase market share and store profitability.

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

The number of C-stores at the end of each period is as follows:

As at	Converted C-stores	% of Total Portfolio
November 27, 1999	254	18.8%
November 25, 2000	287	22.2%
November 24, 2001	308	25.0%
November 30, 2002	320	26.4%
November 29, 2003	314	26.3%

Properties

The majority of TM Retail’s stores are away from the main shopping street (referred to in the United Kingdom as the “high street”) in the town or village in which they are located and a large proportion are in or near housing estates. Many of the Company’s customers live within walking distance of TM Retail stores. Approximately 85 per cent of TM Retail stores are located in residential areas or small towns. The type of location of TM Retail stores as at November 29, 2003 was as follows:

	CTNs		C-stores		V-stores
Type of Location	No. of Shops	% of Total	No. of Shops	% of Total	No. of Shops	% of Total
Residential area	373	49	149	48	11	9
Local shopping centre	281	37	82	26	70	58
Large shopping centre	60	8	16	5	26	21
Large town centre	35	5	31	10	15	12
Other	11	1	36	11	—	—

Total	760	100	314	100	122	100

The breakdown of stores by retail space as of November 29, 2003 was as follows:

Retail Space (Sq. ft)	CTNs	C-stores	V-stores	Total Stores	Percentage of total Retail Space
Less than 500	195	22	—	217	18
500-999	428	82	—	510	43
1,000-1,999	129	161	54	344	29
Over 2,000	8	49	68	125	10

Total	760	314	122	1,196	100

TM Retail’s property portfolio and the nature of its ownership interests as at November 29, 2003 were as follows:

	Freehold(1)	Long Leasehold (2)	Short Leasehold (3)	Total (4)
Shops	81	26	1,221	1,328
Offices	1	—	4	5
Accommodation(5)	18	8	28	54
Other	2	1	13	16

	102	35	1,266	1,403

(1)	Owned by the Company.

(2)	All long leases have a remaining period of more than 50 years (as of November 29, 2003).

(3)	All short leases have a remaining period of less than 50 years (as of November 29, 2003).

(4)	The number of shop property interests is greater than the number of total stores due to sublet properties, vacant properties, failed assignees and multiple lease interests per branch.

(5)	Either vacant, sub-let or provided to store manager, typically over the shop.

Major Distributors

The Company’s distributors or suppliers deliver directly to the individual TM Retail stores all of the products on offer. In July 1999, a long-term agreement was entered into with Palmer and Harvey McLane to outsource TM Retail’s distribution of tobacco, confectionery and snacks, canned and packet grocery and alcohol. Palmer and Harvey McLane were Forbuoys’ existing suppliers and subsequently acquired the central distribution operation formerly managed by Martin.

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

The Tobacco Market

The UK duty-paid cigarette market accounted for an estimated 56 billion cigarettes in 2000, which made it the fifth largest market in Western Europe. The UK Government estimates in addition that almost 1 in 3 cigarettes consumed are not UK duty-paid bringing total estimated consumption to 82 billion cigarettes. The smoking population in the United Kingdom is estimated to have remained constant at around 23.7 per cent of the population in 2000. In 2000, the UK tobacco duty paid market had an estimated retail value, including excise duties and VAT, of over £11.6 billion, of which approximately £10.7 billion was cigarette sales. The volumes of UK duty-paid tobacco products sold in the United Kingdom have declined since the 1970s. Total UK duty-paid cigarette consumer sales volumes over the period 1997 to 2000 fell by an average of 10 per cent each year. See “Item 3. Key Information—Reduced Demand for Tobacco Products – Relaxation on Personal Imports”. This period has also seen increasing demand for cigarette brands with a lower tar content and greater competition between manufacturers based on pricing. There are over 300 brands of cigarette sold in the United Kingdom. However, the market is highly concentrated, with the eight leading brands accounting for more than half of all cigarette sales.

A significant factor affecting the Company’s operations is excise duties on tobacco products although the impact has diminished since the disposal of Mayfair Services. As at January 2004, approximately 80 per cent of the recommended retail price for premium brand cigarettes sold in the United Kingdom consists of excise duties and VAT. Rates of duty charged on tobacco products in the United Kingdom are typically higher than those charged in other western European countries. This encourages illegal cross-border trade from countries with lower levels of duty. In March 2001, the UK Government estimated that 33 per cent of all tobacco consumed in the United Kingdom was not UK duty-paid; including almost 1 in 3 cigarettes and 80 per cent of hand-rolled tobacco.

For several years, the UK Government increased duties on tobacco products by an average of at least five per cent per annum in excess of the rate of inflation. However, the last increase of this magnitude was in the March 2000 Budget and in the subsequent budgets, the increase was in line with inflation (which in the March 2004 Budget meant an increase of 2.5 per cent). These increases have represented an annual direct increase in costs for tobacco manufacturers, which, but for the offsetting effect of illegal cross-border trade, when passed on to customers, is believed to have the effect of reducing the consumption of tobacco products. The continuing impact of price increases in the UK cigarette market, principally due to substantial duty increases in recent years, has reduced annual UK duty- paid volumes, led to greater price competition and accelerated trading down by consumers to lower price cigarette brands. These changes have particularly affected the premium sector of the UK cigarette market.

An EC Council Directive (2002/10/EC) which came into force on July 1, 2002 amended Directive 92/79/EC and requires, subject to some derogations, that the minimum excise tax (excluding VAT) on the most popular price category of cigarette in each EU country must represent not less than 57 per cent of the recommended retail selling price (including VAT) and shall not be less than €60 per 1,000 cigarettes. As from July 1, 2006, this figure shall be increased to €64 per 1,000 cigarettes.

Regulation and Litigation

Tobacco Regulation

The advertising, sale and consumption of cigarettes and other tobacco products in the United Kingdom have traditionally been subject to pressure from the Government, health officials and anti-smoking groups. The current Government has emphasised its intention to ensure that the number of people smoking in the United Kingdom falls, and has been supported in this by pressure groups such as the Association on Smoking and Health (ASH) and QUIT.

A number of substantial restrictions on the marketing, advertising, product design and consumption of cigarettes have been introduced by Government regulation (much of which implements EC legislation in this area). Recent examples include the Tobacco Advertising and Promotion Act 2002; the Tobacco Products (Manufacture, Presentation and Sale) (Safety) Regulations 2002 and the Tobacco Products Regulations 2001. The legislative restrictions on advertising and promotion restrict the types of media and forms of advertising used and require the placement of a health warning on every advertisement and on the packaging of tobacco products.

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

The Tobacco Advertising and Promotion Act 2002 supersedes voluntary agreements on advertising that had been in operation between the Government and the tobacco industry prior to such Act coming into force. Additionally, the ban on sponsorship under the Tobacco Advertising and Promotion Act 2002 now covers the promotion of tobacco products in the United Kingdom, which had previously been monitored by the Committee for Monetary Agreements on Tobacco Advertising and Sponsorship.

On December 10, 1998, the UK Government issued a White Paper (“Smoking Kills – A White Paper on Tobacco”) that set out a concerted programme of action, the aim of which was to reduce smoking in the United Kingdom. The White Paper announced that the Government was planning a £50 million publicity campaign to shift attitudes and change behaviour and would invest £60 million in a comprehensive National Health Service (the “NHS”) service to help smokers to quit, which would include specialist counselling and a limited supply of free nicotine replacement therapy. This has been put into practice, with a billboard campaign, television campaign and specialist NHS clinics for smokers. HM Treasury commissioned the Wanless Report to consult on the long-term assessment of health policy, including questions for consideration on the negative impact of smoking. The Final Report was published in April 2002 and highlights investment in encouraging people to stop smoking as an effective way to improve the population’s health status and cut health spending in the longer term.

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

At the beginning of March 2004, the Government began a new consultation on improving public health, one of the central tenets of which is the reduction of levels of smoking. Accordingly, the Government is consulting on a number of issues related to achieving its aim of reducing levels of smoking.

The Government does not currently have plans for an outright ban on smoking in public places in the United Kingdom, although it does form part of a consultation on improving public health. In the White Paper, the Government stated that it did not feel that a universal ban on smoking in all public places was justified while it could make fast and substantial progress in partnership with industry. In Scotland, there will be an open-ended consultation on whether there should be further restrictions on smoking in public places (although not an outright ban). Additionally, smoking in pubs, restaurants and other enclosed work places is scheduled to be banned in Ireland from March 29, 2004.

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

The Children and Young Persons Act 1933 makes it illegal to sell cigarettes to anyone under sixteen and the Children and Young Persons (Protection from Tobacco) Act 1991 makes it an offence to sell unpackaged cigarettes or to fail to display warning statements that the sale of tobacco products to anyone under sixteen is illegal. It is the statutory duty of every local authority to consider taking enforcement action in relation to these Acts at least once a year. On September 13, 2000, the Protocol on Underage Sales was launched. There is to be an annual survey carried out of enforcement by local trading standards authorities to monitor enforcement of the law on underage tobacco sales.

Excise duties represent a significant percentage of the retail price of tobacco products and have been steadily increased in the United Kingdom. As at January 2004, cigarette excise duties and VAT comprise approximately 80 per cent of the recommended retail price of a pack of premium brand cigarettes in the United Kingdom. In 1997 the UK Government stated its intention to increase excise duties on tobacco products by an average of at least 5 per cent a year in excess of the rate of inflation, and such increases were made in 1997, 1998, 1999 and 2000. In his Pre-Budget Report in November 2000, the Chancellor stated the UK Government’s belief that there is a strong case for a year on year real terms increase in the price of cigarettes. However, the last increase in excess of inflation was in the March 2000 Budget. In the March 2001, April 2002, April 2003 and March 2004 Budgets, tobacco duty increase was in line with inflation (which in the March 2004 Budget meant an increase of 2.5 per cent).

Regulation in Europe

There continues to be increasing regulation of tobacco products, excise tax, advertising and other tobacco-related areas at the EC level. In particular, in recent years the Products Directive and Advertising Directive have been adopted. The application of this legislation is set to increase with the accession of ten new Member States to the EU in May 2004.

The European Parliament and the European Council adopted a directive on the manufacture, presentation and sale of tobacco products in June 2001 (2001/37/EC) (“the Products Directive”). The Products Directive combines existing legislation on tar content and labelling and reduces the current maximum tar yield per cigarette, introducing for the first time maximum yields for nicotine and carbon monoxide (which are to apply from January 1, 2004). It also introduces new, larger warnings, provisions for photographic health warnings, bans on misleading descriptors such as “low tar” and “light”, and requires manufacturers to give information on the contents of their products. Manufacturers and importers are required to submit a list of all ingredients used in the manufacture of tobacco products by brand name and type and give details of any toxicological data available to the manufacturer or importer. Member States of the EU are required to make this information public.

Directive 2003/33/EC of May 26, 2003 on the advertising and sponsorship of tobacco products (the “Advertising Directive”) seeks to harmonise the regulatory rules governing the advertising of tobacco products other than on television, e.g. in the press, other printed publications, and on the radio. In addition, it seeks to regulate tobacco company sponsorship of radio programmes and of certain events or activities involving, or taking place in, several member states. As the Directive requires Member States to place broad restrictions on such advertising or sponsorship, it is likely to have an impact on the efficacy of tobacco marketing.

The main provisions of the new Directive are (i) limiting advertising in the press and other printed publications; (ii) a prohibition on all forms of radio advertising for tobacco products; and (iii) a prohibition on the sponsorship of events or activities involving or taking place in several Member States (e.g. Formula One).

Member states are required to implement the Advertising Directive by July 31, 2005. This is particularly significant in relation to Formula One, as the new Directive seeks to bring forward the prohibition on sponsorship by more than a year.

In addition to the above Directives, there is an intended phasing out of tobacco subsidies. On March 25, 2002, the Council of the EU adopted Regulation 546/2002 whereby in order to promote human health, tobacco farmers’ subsidies are to be reduced.

The European Commission has stated that before 2005 it will propose a new directive concerning a common list of ingredients authorised for tobacco products and will seek advice on whether any additives used may make the taste of tobacco more palatable to young people.

In addition, as mentioned in “The Tobacco Market” above, Directive 92/79/EC (as amended by Council Directive 2002/10/EC) requires, subject to some derogations, that the minimum excise tax (excluding VAT) on the most popular price category of cigarette in each EU country must represent not less than 57 per cent of the recommended retail selling price (including VAT) and shall not be less than €60 per 1,000 cigarettes. As from July 1, 2006, this figure shall be increased to €64 per 1,000 cigarettes. The requirements under this Directive have been implemented in the United Kingdom and the table of excise duties payable on tobacco is revised on an annual basis.

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

At the same time as welcoming the Commission’s proposals on the labelling and content of tobacco products, the Council invited the Commission to (i) propose a Council Recommendation aimed at “protection against involuntary exposure to tobacco smoke in public places and in the workplace”; and (ii) explore the possibility of “initiatives aimed at the protection of minors, including rules for selling conditions, sales via the internet and from vending machines”. The Council invited the Commission to suggest new measures, when needed, and to report every two years on the work conducted and the progress achieved.

The Council Recommendation of December 2, 2002 on the prevention of smoking and initiatives to improve tobacco control recommends that Member States adopt various measures, including requiring vendors to establish that purchasers have reached the legal age for purchase, removing tobacco products from self-service displays in retail outlets and restricting access to tobacco vending machines. It also requires Member States to implement legislation that provides protection from exposure to environmental tobacco smoke in indoor workplaces, enclosed public places and public transport and to implement appropriate price measures on tobacco products so as to discourage tobacco consumption. The Commission is to monitor and assess the developments and measures undertaken by Member States and report on the implementation of the proposed measures. This Council Recommendation includes certain issues arising from the World Health Organisation (the “WHO”) Framework Convention negotiations.

In a decision by the Commission dated November 2001, reference is made to the intended phasing out of tobacco subsidises, whilst guaranteeing adequate replacement schemes for the tobacco farmers. On March 25, 2002, the Council of the EU adopted Regulation 546/2002 whereby in order to promote human health, tobacco farmers’ subsidies are to be reduced and, at the same time, steps are to be taken to develop new sources of income and economic activity for them.

Global Regulation

On May 21, 2003, the 192 member states of the WHO adopted the world’s first public health treaty, the WHO Framework Convention on Tobacco Control. The main provisions of the treaty include: an obligation on signatory states to adopt and implement large, clear, visible health warnings and messages on tobacco products and their outside packaging; an obligation on signatory states to promote effective measures for protection from exposure to tobacco smoke in indoor workplaces, public transport, indoor public places and, as appropriate, other public places; and an obligation on party states to undertake a comprehensive ban on tobacco advertising, promotion and sponsorship. The treaty has not yet come into force. For the treaty to come into force, 40 countries must sign and then ratify it.

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

Tobacco Litigation

Tobacco manufacturers in the United Kingdom, including the Company’s suppliers, have been sued by parties seeking damages for illnesses claimed to have resulted from tobacco consumption. To the Company’s knowledge, no such action has been decided in favour of a claimant in the United Kingdom.

The first action brought against a tobacco manufacturer in the United Kingdom for alleged smoking-related health effects is believed to have been in 1988. In 1992, legal aid was granted to approximately 200 claimants in England to commence litigation against a number of tobacco manufacturers, including Gallaher and Imperial Tobacco, in respect of alleged injuries caused by smoking. Legal aid was withdrawn in July 1996. Subsequently, various writs were issued against the tobacco manufacturers by some 52 claimants, none of whom had legal aid.

On February 9, 1999 the High Court ruled that the actions of 36 of the 52 claimants were time-barred. The judge stated that the claimants’ chances of establishing liability were “speculative” and that, even if primary liability were established, defences of consent or contributory negligence could reduce or eliminate any award of damages. In addition, none of the defendants had acted promptly or reasonably once they knew that the acts or omissions of the tobacco companies might be capable of giving rise to an action for damages.

There was no full hearing on the merits, as the claimants withdrew their claims following this decision. Imperial and Gallaher agreed not to pursue legal costs from the claimants who had withdrawn. In return, the claimants’ solicitors gave an undertaking not to take any further action against the tobacco industry for the next five years, or against Imperial and Gallaher specifically for the next ten.

On October 23, 2001 permission was granted by the Court of Session in Edinburgh for a widow to sue Imperial Tobacco for £500,000 in respect of her husband’s death from lung cancer. Although the hearing concluded on February 20, 2004, the judgement has not yet been delivered.

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

Other Government Regulation

Various other aspects of the Company’s businesses are also subject to governmental regulation, including standards for storage, distribution, labelling and the sale of food products, the requirement of a license for any shop selling alcohol or fireworks, standards for post office branches and general health and safety standards. Although the Company believes it is operating in substantial compliance with these laws and regulations, such laws and regulations are subject to change.

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

Organisational Structure

The Company is a wholly-owned subsidiary of Thistledove Limited. The following information relates to those subsidiary undertakings, or former subsidiary undertakings, whose results or financial position principally affected the Company during Fiscal 2003:

Name of company	Country of registration (or incorporation) and operation	Holding	Proportion of voting rights and shares held	Nature of business
Bracklands Ltd*	England and Wales	Ordinary shares	100%	Property Co
Clark Retail Ltd*	Scotland	Ordinary shares	100%	Retailing
Forbuoys Ltd	England and Wales	Ordinary shares	100%	Retailing
Martin Retail Group Ltd*	Scotland	Ordinary shares	100%	Retailing
TM Vending Ltd	England and Wales	Ordinary shares	100%	Corporate Activities
Tog Ltd*	England and Wales	Ordinary shares	100%	Intermediate Holding Co

*	100% held by a subsidiary undertaking

Property, Plant and Equipment

The Company had 1,411 property interests at November 29, 2003, comprising the 1,403 properties managed by TM Retail (see table on page 18), plus 8 centrally managed properties which are no longer used by the Company. 1,309 of the property interests of the Company were leaseholds, all of which were held in the United Kingdom. The remaining properties were owned. The centrally managed properties were properties that remained after various businesses disposals, 7 of which were sub-let.

Of the property interests, 1,328 represent trading, sub-let or vacant shops.

The principal administrative offices of the Company and the main operation facilities for TM Retail are located in Brentwood, England and are owned by the Company.

The leased properties have a book value of £9.4 million on the Company’s balance sheet, of which £8.3 million is classified as ‘short’ leases, which are leases with a remaining life of less than 50 years. The Company’s total rent expense for Fiscal 2003 was £26.4 million.

The maintenance and upkeep of the property portfolio is the joint responsibility of the Company’s property and facilities departments together with the operational area management. Maintenance includes ensuring adherence to all current UK health and safety regulation, safety procedures and accident reporting procedures. Recent changes to the control of Asbestos at Work Act 2002, which came into force in 2004, require companies to identify the risks posed by asbestos to their employees and to put in place procedures to manage the risk. The Company has already commissioned a risk-assessment survey of all its premises, which is expected to cost approximately £0.5m. Plant and equipment at November 29, 2003 mainly comprised fittings and equipment in the shops and offices, with a book value of £29.4 million.

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

The Company has sought to consolidate its market position and develop its retail estate during Fiscal 2003 by trialling the introduction of a broader range of fresh and chilled products into its existing C-store estate.

Revenues are generated primarily in cash. Sales represent the amounts receivable for goods and services sold in the relevant period, stated net of value added tax, and include commissions from the sale of the National Lottery’s on-line game and the sale of electronic mobile phone top-ups, and the gross sales of the National Lottery’s “Instants” scratch card tickets and from mobile phone vouchers.

Some goods (e.g. newspapers and magazines) have the selling price printed on the copy by the publisher. C-stores tend to have higher selling prices on many more items than CTNs, reflecting higher labour costs, longer opening hours and a better shopping environment. Changes in prices by product represent changes in purchase price of the product, or reflect prevailing trading conditions. Profit for the continuing business increased in Fiscal 2003, in spite of higher wage costs, following a further increase in the National Minimum Wage in October 2003 and one less trading week in the period compared to Fiscal 2002.

Critical Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with UK GAAP. The preparation of financial statements requires the use of estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditure of the period.

The Company believes the following critical accounting policies require significant judgement and/or the greatest use of estimates.

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

In accordance with SFAS No.142, Goodwill and Other Intangible Assets, the Company performs an annual impairment test of goodwill and non-amortisable intangible assets with indefinite useful lives. This test is performed once a year, or if events occur or circumstances change that would indicate the carrying value might be impaired. The net assets of the Company calculated for US GAAP are allocated or apportioned to the three reporting units (convenience stores, variety stores, newsagents) to give a carrying value for each, which is compared against a valuation of each reporting unit. Each valuation is calculated using standard techniques and assessed against other valuation criteria, such as acquisition data of similar businesses.

The use of different estimates, assumptions and judgements, in particular those involved in determining a value based on managements current expectations of future market conditions and operations, could result in materially different carrying values of assets and assessments of impairment.

Pensions

The determination of the Company’s obligations and expense for pension costs is dependent upon the selection of certain assumptions used by actuaries in calculating such amounts. These assumptions are set out in Note 24 of Notes to the Financial Statements and include the discount rates, the expected long-term rates of return on plan assets and rates of increase in salaries. Whilst management believes that the actuarial assumptions are appropriate, any significant changes to those used could materially affect both the Company’s pension obligations and future expense.

Tobacco Pre-purchases

Tobacco pre-purchases for the last three years including Fiscal 2003 have not been economic at more than several weeks’ purchase and as such have not been material to the Company’s operating performance over this period. ‘Tobacco pre-purchases’ continue to have a short term impact on working capital levels.

Results of Operations

The following table sets out a summary of the Company’s results by business sector:

		Restated (1) Fiscal 2001	Restated (1) Fiscal 2002	Fiscal 2003
		(£ millions)
Sales:
Continuing operations	- TM Retail	661.0	664.5	635.5

Discontinued operations	- Mayfair	5.8	—	—
	- Vendepac	37.0	—	—

Total sales		703.8	664.5	635.5

Cost of sales:
Continuing operations	- TM Retail	(504.0)	(503.0)	(473.0)

Discontinued operations	- Mayfair	(4.6)	—	—
	- Vendepac	(15.6)	—	—

Total cost of sales		(524.2)	(503.0)	(473.0)

Selling, distribution and administrative costs:
Continuing operations	- TM Retail	(132.5)	(139.9)	(140.5)
	- Central(2)	(3.0)	(3.3)	(3.4)

		(135.5)	(143.2)	(143.9)
Discontinued operations	- Mayfair	(1.1)	—	—
	- Vendepac	(19.5)	—	—
Restructuring costs		—	(0.8)	—

Total selling, distribution and administrative costs		(156.1)	(144.0)	(143.9)

Profit on fixed asset disposals:
Continuing operations	- TM Retail	3.0	3.9	3.9

Discontinued operations	- Mayfair	—	—	—
	- Vendepac	0.1	—	—

Total profit on fixed asset disposals		3.1	3.9	3.9

Profit/(loss) before interest, taxation and sale of businesses:
Continuing operations	- TM Retail	27.5	25.5	25.9
	- Central(2)	(3.0)	(3.3)	(3.4)

		24.5	22.2	22.5
Discontinued operations	- Mayfair	0.1	—	—
	- Vendepac	2.0	—	—
Restructuring costs		—	(0.8)	—

Total profit before interest, taxation and sale of businesses		26.6	21.4	22.5
Profit on sale of businesses		51.5	—	—
Net interest expense		(21.2)	(20.5)	(12.1)
Taxation		(0.6)	(0.2)	(2.0)

Profit for the period		56.3	0.7	8.4

(1)	The Company has revised the presentation of sales and cost of sales arising from the processing of electronic phone top-up transactions, to reflect only the commission earned on these transactions.

(2)	“Central” includes central management costs, finance functions and administration.

Fiscal 2003 compared to Fiscal 2002

53rd week accounting

Fiscal 2002 contained an additional week’s trading compared to Fiscal 2003. This occurs periodically as a result of the Company accounting on a weekly basis rather than a calendarised basis. Revenues and costs are matched to the appropriate number of weeks.

Sales

The Company’s and TM Retail’s sales decreased 4.4 per cent to £635.5 million for Fiscal 2003 from £664.5 million in Fiscal 2002, principally due to the impact of the 53rd week in Fiscal 2002 and the reduction of sales arising from the migration from vouchers to electronic phone top-up transactions, offset by improved same store revenues.

The total number of stores decreased by 17 to 1,196 at the end of the financial period. The weighted average number of stores decreased by 1.6 per cent during the year. “Same store” revenues excluding lottery revenues were approximately 1.7 per cent higher for the year as a whole with declines in “same store” tobacco, confectionery and greetings cards product revenues offset by improvements in news, convenience and other products. “Same store” revenues improved in the second half.

Cost of Sales

The Company’s and TM Retail’s cost of sales decreased 6.0 per cent to £473.0 million for Fiscal 2003 from £503.0 million in Fiscal 2002, primarily due to the reduction in sales.

Selling, Distribution and Administration Costs

The Company’s total selling, distribution and administration costs decreased to £143.9 million for Fiscal 2003 from £144.0 million in Fiscal 2002, principally due to restructuring costs incurred in Fiscal 2002 offset by increases in TM Retail.

TM Retail’s selling, distribution and administration costs increased 0.4 per cent to £140.5 million for Fiscal 2003 from £139.9 million in Fiscal 2002, principally due to increases in store operating costs in excess of decreases due to the extra week in Fiscal 2002.

Central administration costs increased by 2.1 per cent in Fiscal 2003 to £3.4 million from £3.3 million in Fiscal 2002.

Profit before Interest, Taxation and Sale of Businesses

The Company’s total profit before interest and taxation increased 5.3 per cent to £22.5 million in Fiscal 2003 from £21.4 million in Fiscal 2002.

TM Retail’s profit before interest and taxation increased 1.7 per cent to £25.9 million for Fiscal 2003 from £25.5 million in Fiscal 2002 due to the reduction in cost of sales in excess of the reduction in sales, partially offset by increased store operating costs.

Net Interest Expense

Net interest expense decreased 41.1 per cent to £12.1 million for Fiscal 2003 from £20.5 million in Fiscal 2002. This was due to a combination of lower interest payable on a lower level of debt and a favourable movement on exchange rates, which gave rise to an exchange gain of £4.6 million, net of losses on currency hedges.

Taxation

The taxation charge of £2.0 million in Fiscal 2003 comprises UK current and deferred income taxes, including certain adjustments in respect of prior years. A reconciliation of the standard UK tax charge of 30 per cent to the actual tax is set out in Note 10 to the Financial Statements included elsewhere in this Form 20-F.

Profit for the period

The Company’s total profit for the period increased to £8.4 million for Fiscal 2003 from £0.7 million in Fiscal 2002, the principal factor being the reduced net interest expense.

Fiscal 2002 compared to Fiscal 2001

53rd week accounting

Fiscal 2002 contained an additional week’s trading compared to Fiscal 2001.

Sales

The Company’s total sales decreased 5.6 per cent to £664.5 million for Fiscal 2002 from £703.8 million in Fiscal 2001, principally due to business disposals offset by an increase in TM Retail.

TM Retail’s sales increased 0.5 per cent to £664.5 million for Fiscal 2002 from £661.0 million in Fiscal 2001, due to the impact of the extra week and improved “same store” revenues offset by the reduction of sales arising from the migration from vouchers to electronic phone top-up transactions. The total number of stores decreased by 17 to 1,213 at the end of the financial period. The weighted average number of stores decreased by 1.8 per cent during the year. “Same store” revenues excluding lottery revenues were approximately 3 per cent higher for the year as a whole with declines in “same store” confectionery and news product revenues offset by improvements in tobacco, convenience and other products.

Cost of Sales

The Company’s total cost of sales decreased 4.1 per cent to £503.0 million for Fiscal 2002 from £524.2 million in Fiscal 2001, primarily due to business disposals.

TM Retail’s cost of sales decreased 0.2 per cent to £503.0 million for Fiscal 2002 from £504.0 million in Fiscal 2001.

Selling, Distribution and Administration Costs

The Company’s total selling, distribution and administration costs decreased 7.8 per cent to £144.0 million for Fiscal 2002 from £156.1 million in Fiscal 2001, principally due to business disposals.

TM Retail’s selling, distribution and administration costs increased 5.6 per cent to £139.9 million for Fiscal 2002 from £132.5 million in Fiscal 2001, principally due to store operating costs which increased as a result of increases in wage rates and rents. Wage rates increased principally as a result of the October 2001 National Minimum Wage increase and associated effects. All costs increased due to the extra trading week.

Central administration costs increased by £0.3 million for Fiscal 2002 to £3.3 million.

Restructuring costs relate to redundancies that took place in TM Retail but are shown separately to aid year on year comparisons.

Profit before Interest, Taxation and Sale of Businesses

The Company’s total profit before interest, taxation and sale of businesses decreased 19.6 per cent to £21.4 million in Fiscal 2002 from £26.6 million in Fiscal 2001. £2.1 million of this decrease was attributable to the contribution from discontinued businesses in Fiscal 2001 and £0.8m to the restructuring costs.

TM Retail’s profit before interest, taxation and restructuring costs decreased 7.5 per cent to £25.5 million for Fiscal 2002 from £27.5 million in Fiscal 2001 due to the increase in store operating costs, partially offset by improved sales.

Net Interest Expense

Net interest expense decreased 3.5 per cent to £20.5 million for Fiscal 2002 from £21.2 million in Fiscal 2001. This was due to reduced interest charges following Senior Note and Loan redemptions, offset by premia of £1.9 million associated with those redemptions. An exchange gain of £1.2 million arising from the redemption and retranslation of the dollar Notes, net of currency hedges included within net interest expense, was also £1.4 million lower than the gain arising on retranslation in Fiscal 2001.

Taxation

The taxation charge in Fiscal 2002 comprised UK current and deferred income taxes and included certain adjustments in respect of prior years. A reconciliation of the standard UK tax charge of 30 per cent to the actual tax is set out in Note 10 to the Financial Statements included elsewhere in this Form 20-F.

Profit for the Period

The total profit for the period for the Company decreased to £0.7 million for Fiscal 2002 from £56.3 million in Fiscal 2001, the principal factor being the profit of £51.5 million on business disposals in Fiscal 2001. Excluding profit on business disposals, profit for the period fell therefore by £4.1 million.

Liquidity and Capital Resources

Cash Flows

Cash flow from operating activities rose from £19.6 million in Fiscal 2002 to £25.0 million in Fiscal 2003. This reflected improvements in working capital compared to 2002, which was affected by additional payments made in the 53rd week of Fiscal 2002.

A total of £1.5 million was expended during the year on replacing the currency hedges that expired in May 2003.

A summary of the Company’s cash flow is as follows:

	(£ millions)
	Fiscal 2001	Fiscal 2002	Fiscal 2003
Net cash inflow from operating activities	28.2	19.6	25.0
Returns on investments and servicing of finance	(21.6)	(22.8)	(16.2)
Taxation refunded/(paid)	0.2	(1.7)	0.3
Net capital expenditure and financial investment	(8.7)	(3.0)	(1.9)
Acquisitions and disposals	105.9	(0.1)	(1.4)
(Increase)/decrease in short-term deposits	(82.7)	83.4	(1.3)
Financing including equity dividends paid	(30.3)	(74.2)	(1.5)
Increase/(decrease) in cash	(9.0)	1.2	3.0

Contractual Cash Obligations

Contractual cash obligations, excluding trade and other creditors, are as follows:

	Payments due by period (£ millions)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Total debt	138.3	—	—	138.3	—
Operating leases	188.8	23.2	41.1	33.5	91.0
Capital commitments	0.8	0.8	—	—	—

Total contractual cash obligations	327.9	24.0	41.1	171.8	91.0

The operating lease liabilities are not shown on the Company’s balance sheet, the relevant annual payments being expensed in the Company’s profit and loss account. No allowance has been made for rents receivable on sub-let properties, so the amounts shown represent the full liability as at the end of Fiscal 2003. The Company has no other material contingent liabilities.

The Company’s financial liabilities are shown in more detail in Notes 18 to 22 to the Financial Statements included elsewhere in this Form 20-F.

Off-Balance Sheet Arrangements

Management believes that the Company does not have any off-balance sheet arrangements as defined by the SEC in Item 5E of Form 20-F that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

The Company continues to review its exposure to currency translation fluctuations. During Fiscal 2003, following the expiry in May 2003 of the currency options that were purchased in 1998, the Company spent £1.5 million on further options. As of November 29, 2003, the Company had an option to purchase $125 million (and sell pounds sterling) at $1.59 = £1.00. A further option on $145 million was purchased during March 2004 at $1.7025 = £1.00, which is exercisable on July 2, 2004.

Although the Company may seek to enter into a further set of hedging arrangements, there can be no assurance that it will be able to do so on commercially attractive terms. There are currently no hedging arrangements in place in respect of future interest payments.

As of November 29, 2003, the outstanding aggregate principal amount of the Senior Notes and Senior Subordinated Notes was $145.3 million and £53.3 million respectively.

Borrowings

Refer to Note 19 of Notes to the Financial Statements included elsewhere in this Form 20-F.

Seasonality

The Company’s business exhibits seasonality in the results of its operations. In general, sales volumes increase significantly in the Christmas and Easter holiday seasons, primarily in confectionery and stationery products. The summer season is an important trading period for TM Retail and can be significantly influenced by the weather. Working capital requirements fluctuate significantly during the year and generally reach their highest levels as a result of these seasons and periodic tobacco pre-purchases. The Company’s quarterly results of operations have fluctuated depending on the timing and amount of tobacco pre-purchases and profits, although this effect is likely to be less marked in the future.

Outlook

The Company is aware of no recent trends, either in selling prices or the cost of goods sold, which are likely to have a material effect on the Company’s profitability and/or liquidity.

The UK Government has recently announced an increase in the national minimum wage for adults from £4.50 per hour to £4.85 per hour effective from October 1, 2004. A further increase will take place on October 1, 2005 in line with inflation. The young workers rate will increase from £3.80 per hour to £4.10 per hour from October 1, 2004, with a further inflationary increase at October 1, 2005. A new rate for 16 and 17 year olds of £3.00 per hour will be introduced on October 1, 2004, with further annual increases expected in line with inflation. The Company expects that labour costs will rise significantly as a direct result of these increases, and also as other wage costs rise to maintain differentials. There can be no assurances that these cost increases will be able to be offset by improvements in trading generally or by specific cost savings. The result may thus have a material impact on the earnings of the Company.

Changes being implemented by the Post Office to the manner in which it dispenses pensions and benefits could lead to reduced customer levels in the Company’s stores where Post Offices are located. Further, the Company expects that remuneration based on transaction levels paid to the Company by the Post Office may fall as a result of fewer transactions being processed in these Post Offices. Both of these may have a material impact on the earnings of the Company.

Item 6.	Directors, Senior Management and Employees

The following table shows information regarding the Directors and Senior Executive Officers of the Company:

Name	Age	Title
James Lancaster	56	Chairman, Chief Executive Officer and Director
Russell Cox	41	Chief Financial Officer and Director
David Saunders	56	Managing Director – TM Retail
David Symondson	48	Director (Non-executive)
Mark Dunfoy	38	Director (Non-executive)
Jonathan Miller	40	Finance Director – TM Retail
Kevin Hart	45	Managing Director – C-stores
Steve Wilkinson	48	Managing Director – Newsagents & V-stores
Paul Baxter	44	Trading Director – TM Retail
Steve Davies	50	Human Resources Director – TM Retail
Nigel Waters	47	Commercial Director – TM Retail

Directors

James Lancaster FCA is Chairman and Chief Executive Officer of the Company. Mr Lancaster established Mayfair in 1973 as a division of Gallaher. In 1984 he was appointed Chief Executive of TM Group Limited. At this time Gallaher combined cigarette and drinks vending with the acquisition by Gallaher of Vendepac. He was appointed Chairman and Chief Executive of the Gallaher Retail Division in 1993 and Chief Executive of TM Group Limited upon completion of the MBO in 1995. He is a director of the following non-group companies – Accantia Limited, Auto-Sleepers Limited and Upper Childown Limited.

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

David Symondson has been a non-executive Director of the Company since 1995 and is a nominee of one of the principal shareholders. He is a director of Electra Administration Limited, Electra Partners Europe Limited, Printcrew Limited and Venetia Limited and is a non-executive director of Quantil Farms Limited, Quantil Limited, Capital Safety Group Limited and Allflex Holdings Inc.

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

Steve Wilkinson is managing director of the CTN and Variety Store businesses of TM Retail and was appointed to this position in January 2002. He was previously retail director of TM Retail and, prior to 1997, operations director of Mayfair where he worked for nine years.

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

Compensation

The aggregate compensation paid to the above Directors and Senior Executive Officers of the Company, including pension amounts set aside by the Company of £218,000, was £2,848,000 for the year ended November 29, 2003. Profit related bonuses are payable only on the achievement of pre-determined Company performance targets. There is no entitlement to deferred or contingent compensation, or to share options.

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

Audit Committee

The audit committee is also a function of Thistledove Limited. It comprises the non-executive directors of the Company’s parent and meets not less than once annually. The committee provides a forum for reporting by the Company’s external auditors. Meetings are also attended, by invitation, by the Chief Executive Officer and the Chief Financial Officer.

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

Employees

The average numbers of company employees excluding executive directors of the Company during each of the last 3 years were as follows:

	Fiscal 2001	Fiscal 2002	Fiscal 2003
	(number)
Continuing operations
Retailing	10,962	10,530	10,397
Central	6	6	4

	10,968	10,536	10,401
Discontinued operations
Cigarette vending	14	—	—
Beverage and snack vending	626	—	—

	11,608	10,536	10,401

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

Share Ownership of Directors and Senior Executive Officers

Ownership of the parent company’s ‘A’ ordinary shares by the Directors and Senior Executive Officers is as follows (see also Item 7 “Major Shareholders and Related Party Transactions”):

Name	No of “A” Shares	Percentage of “A” Shares

James Lancaster	47,526	26.6
Russell Cox	23,826	13.3
Nigel Waters	9,927	5.6
Jonathan Miller	2,780	1.6
Stephen Wilkinson	2,780	1.6
Steve Davies	*	*

*	Denotes shareholding of less than 1 per cent.

In addition James Lancaster and Russell Cox own 1,104 and 551 ‘C’ ordinary shares respectively, which each represent less than 1% of the total ‘C’ ordinary shares.

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

Management and employees hold “A” and “C” ordinary shares. Certain institutional investors (the “Institutional Investors”) hold “B” and “C” ordinary shares. The “A”, “B” and “C” ordinary shares rank pari passu in all respects except that the “C” ordinary shares have the additional right to a fixed cumulative preferential dividend at the annual rate of 7 per cent of the nominal amount of and any premium paid on each “C” ordinary share. The articles of association of Thistledove contain restrictions on the transfer of ordinary shares. As long as Electra Fleming Limited manages funds holding 10 per cent or more of the “B” ordinary shares, it shall be entitled to appoint a director of Thistledove (“a “B” Director”). As long as Montagu Private Equity Limited and its discretionary clients hold 10 per cent or more of the “B” ordinary shares, it shall also be entitled to appoint a “B” Director. If either of such shareholdings is not held, the relevant appointment right vests in the holders of 75 per cent or more of the “B” and “C” ordinary shares, provided that the “B” and “C” ordinary shares represent at the time at least 10 per cent of the total issued share capital of Thistledove. The Electra Fleming funds and one of Montagu Private Equity Limited’s discretionary clients may each appoint an additional director in certain circumstances.

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

There were no significant changes in the percentage ownership held by any major shareholders during the past three years.

Related Party Transactions

There were no related party transactions during Fiscal 2003.

Item 8.	Financial Information

See “Item 18. Financial Statements” for a list of the information filed as part of this Annual Report.

Significant Changes

No significant change has occurred since November 29, 2003, the date of the financial statements.

Legal Proceedings

The Company is not currently party to, nor the subject of, any legal proceedings that may have a material effect on its financial position or profitability.

Dividend Policy

As a wholly owned subsidiary of Thistledove Limited, the Company is required to remit dividends from time to time to enable Thistledove to service any debt and to pay dividends to its C shareholders. Its debt at November 24, 2001 which was repaid during Fiscal 2002 arose through its participation in the acquisition of Tog Limited. Certain restrictions apply to the payment of dividends. These are fully described in the registration statement of TM Group Holdings PLC submitted on Form F-4 on April 30, 1999 (File No. 333-9268).

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

There are no material contacts, other than those entered into in the ordinary course of business, to which the Company has been a party from March 2002 to the present.

There are no foreign exchange controls currently in force that restrict the import or export of capital or that affect the remittance of interest or other payments to holders of Notes who are non-residents of the United Kingdom.

There are no limitations relating to non-residents of the United Kingdom on the right to be a holder of, or to vote in respect of, the Notes under English law currently in force or in the Company’s Memorandum and Articles of Association.

Taxation

The summaries, set out below, describe certain material US federal income tax consequences of the ownership and disposition of the Notes by a “United States Holder”, as defined below, and certain material UK tax consequences of the ownership and disposition of the Notes. The statements regarding US and UK tax laws and practices set forth below, including the statements regarding the US/UK double taxation convention relating to income and capital gains (the “Tax Treaty”), assume that the Notes were issued, and transfers thereof and payments thereon were made, in accordance with the applicable Indenture and the applicable Note Depositary Agreement.

For purposes of the Tax Treaty and the US Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), United States Holders of Book-Entry Interests will be treated as owners of the Notes underlying such Book-Entry Interests and, except as noted below, the tax consequences of owning Book-Entry Interests will be the same as those applicable to ownership of Notes.

As used herein, the term “United States Holder” means a beneficial owner that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation (for US federal income tax purposes), created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under US Treasury regulations to be treated as a domestic trust. If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a United States Holder is a partner in a partnership holding Notes, it should consult its own tax advisor.

UNITED STATES HOLDERS OF NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE US, UK OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF NOTES, INCLUDING THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

United States Taxation

The following summary of the principal US federal income tax consequences of the ownership and disposition of Notes deals only with Notes held as capital assets by initial purchasers who purchased the Notes at their respective offering price, and not with special classes of holders, such as dealers in securities or currencies, traders in securities that elect mark-to-market tax accounting, banks, tax-exempt organisations, regulated investment companies, life insurance companies, persons subject to the alternative minimum tax, certain US expatriates, persons that hold Notes that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle or conversion transaction, persons that are not “United States Holders”, as defined above, or persons whose functional currency is not the US dollar. Investors who purchase the Notes at a price other than their respective offering price should consult their tax advisor as to the possible applicability to them of the amortisable bond premium or market discount rules. The summary is based on the Code, its legislative history, existing and proposed US Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

United States Holders of Notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the ownership and disposition of the Notes.

Payments of Interest

Interest on Notes (including any UK tax withheld therefrom) will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes.

A cash basis United States Holder that receives interest in sterling will, upon a payment of interest, recognize the US dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into US dollars.

An accrual basis United States Holder who receives interest in sterling may determine the amount of income recognized in accordance with either of two methods. Under the first method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year).

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

For foreign tax credit limitation purposes, interest on the Notes will constitute foreign source income and will generally constitute “passive income” or, in the case of certain United States Holders, “financial services income”. United States Holders of Notes should consult their own tax advisors concerning foreign tax credit limitations.

Sale and Retirement of the Notes

A United States Holder will generally recognise gain or loss on the sale or retirement of a Note equal to the difference between the amount realised on the sale or retirement (other than amounts attributable to accrued interest, which will be taxable as such) and the tax basis of the Note (generally, the US dollar value of the purchase price for the Notes on the date of purchase). The amount realised on a sale or retirement for an amount in foreign currency will be the US dollar value of such amount on (i) the date payment is received in the case of a cash basis United States Holder, (ii) the date of disposition in the case of an accrual basis United States Holder or (iii) in the case of Notes traded on an established securities market, as defined in the applicable US Treasury regulations, sold by a cash basis United States Holder (or an accrual basis United States Holder that so elects), on the settlement date for the sale. Gain or loss recognised on the sale or retirement of a Note will be capital gain or loss except that the portion of such gain or loss attributable to changes in exchange rates will be treated as ordinary income or loss. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum tax rate of 15% (5% for tax payers in the 10% and 15% tax brackets) in respect of property held for more than one year. Limitations apply to the deductibility of capital losses by corporate and non-corporate United States Holders. Gain or loss realised by a United States Holder on the sale or a retirement of a Note generally will be US source gain or loss.

Exchange of Sterling

A United States Holder will have a tax basis in sterling received as interest on or upon the sale or retirement of a Note equal to the US dollar value of such sterling, determined at the time the interest is received or at the time of the sale or retirement. Any gain or loss realized by a United States Holder on a sale or disposition of sterling generally will be treated as US source ordinary income or loss.

US Treasury regulations intended to address so-called tax shelters and other potentially tax-motivated transactions require reporting of foreign currency transactions. United States Holders of Notes should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment in the Notes and should be aware that the Company and other participants in the transaction intend to comply with the disclosure and list- maintenance requirements under US Treasury regulations as they determine apply to them with respect to such transaction.

Backup Withholding and Information Reporting

Payments of Principal and Interest. In general, information reporting requirements will apply to payments of principal and interest on a Note within the United States (including payments made by wire transfer from outside the United States to an account maintained by the holder with a fiscal or paying agent in the United States) to non-corporate holders, and “backup withholding” will apply to such payments if the holder fails to provide an accurate taxpayer identification number or is notified by the IRS that it has failed to report all interest and dividends required to be shown on its US federal income tax returns. Holders that are not United States Holders are generally exempt from backup withholding and information reporting requirements with respect to payments of principal and interest (assuming the income is otherwise exempt from US federal income tax), provided that they comply with certain certification and identification procedures in order to prove their exemption.

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

Holders who are individuals should note that where any interest on Notes is paid to them (or to any person acting on their behalf) by the Company or by any person in the United Kingdom acting on behalf of the Company (a “paying agent”), or is received by any person in the United Kingdom acting on behalf of the relevant Holder (other than solely by clearing or arranging the clearing of a cheque) (a “collecting agent”), then the Company, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the UK Inland Revenue details of the payment and certain details relating to the Holder (including the Holder’s name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of UK income tax and whether or not the Holder is resident in the United Kingdom for UK taxation purposes. Where the Holder is not so resident, the details provided to the UK Inland Revenue may, in certain cases, be passed by the UK Inland Revenue to the tax authorities of the jurisdiction in which the Holder is resident for taxation purposes.

The provisions referred to above also apply, in certain circumstances, to payments made on redemption of any Notes issued at an issue price of less than 100 per cent of their principal amount.

EU Savings Directive

On June 3, 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from January 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive, each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State. However, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35 per cent. The transitional period is to commence on the date from which the directive is applied by Member States and will terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

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

Accrued Income Scheme

On a disposal of the Notes by a Holder, any interest which has accrued since the last interest payment date (or where no interest payment date has occurred, the issue of the Notes) may be chargeable to tax as income if that Holder is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty or UK stamp duty reserve tax is payable on the issue or the transfer by delivery of the Notes.

Memorandum and Articles of Association

Refer to Exhibit 3.1 appended to the registration statement of TM Group Holdings PLC submitted on Form F-4 on April 30, 1999 (File No. 333-09268).

Material Contracts

Other than in the normal course of business, there have been no new material contracts in the period covered by this Form 20-F to which any member of the Company is a party.

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

As of the end of the period covered by this Annual Report, management, including the Company’s Chief Executive Officer and Finance Director, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon, and as of the date of that evaluation, the Chief Executive Officer and Finance Director concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarised and reported as and when required.

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

The Audit Committee comprises non-executive directors David Symondson and Mark Dunfoy. The Company considers both to be “audit committee financial experts” as that term is defined in the SEC rules implementing Section 407 of the Sarbanes-Oxley Act.

Item 16B.	Code of Ethics

The Company has not adopted a “Code of Ethics” as defined under the Sarbanes-Oxley Act because its shares are not listed on a stock exchange. The Company is not required to have a Code of Ethics under the laws governing public limited companies in England and Wales.

Item 16C.	Principal Accountant Fees and Services

Not applicable

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this annual report:

Page
Report of Independent Auditors	F-1
Consolidated Financial Statements Consolidated Profit and Loss Accounts for the 52 weeks ended November 24, 2001, the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003	F-2
Consolidated Balance Sheets at November, 30 2002 and November 29, 2003	F-3
Consolidated Statements of Changes in Shareholders’ Funds for the 52 weeks ended November 24, 2001, the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003	F-4
Consolidated Cash Flow Statements for the 52 weeks ended November 24, 2001, the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003	F-5
Notes to the Financial Statements	F-6
Schedule for the 52 weeks ended November 24, 2001, the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003 Valuation and Qualifying Accounts	S-1

Item 19.	Exhibits

1.1	Articles of Association of TM Group Holdings PLC (incorporated by reference to Exhibit 3.1 of Amendment No.3 to the registration statement of TM Group Holdings PLC submitted on Form F-4 on February 24, 1999 (File No. 333-9268)).

2.1	Indenture, dated as of May 14, 1998, between TM Group Holdings PLC and Bankers Trust Company, London Branch, as Trustee, in respect of TM Group Holdings PLC’s 11% Senior Notes due May 15, 2008 (incorporated by reference to Exhibit 4.1 of Amendment to the registration statement of TM Group Holdings PLC submitted on Form F-4 on June 19, 1999 (File No. 333-9268)).

2.2	Indenture, dated as of May 14, 1998, between TM Group Holdings PLC and Bankers Trust Company, London Branch, as Trustee, in respect of TM Group Holdings PLC’s 12¼% Senior Subordinated Notes due May 15, 2008 (incorporated by reference to Exhibit 4.2 of the registration statement of TM Group Holdings PLC submitted on Form F-4 on April 30, 1999 (File No. 333-9268)).

4.1	Agreement for the sale and purchase of TM Group Limited and its subsidiaries, dated as of July 20, 2001, between TM Group Holdings PLC, Compass Group, UK and Ireland Limited, James Lancaster and Russell Cox (incorporated by reference to Exhibit 4.2 of Annual Report of TM Group Holdings PLC submitted on Form 20-F on March 20, 2001 (File No. 333-9268))

8.	List of principal subsidiaries

12.1	Section 302 Certification of Chief Executive Officer as required by Rule 13a – 14(a) or Rule 15d – 14(a)

12.2	Section 302 Certification of Chief Financial Officer as required by Rule 13a – 14(a) or Rule 15d –14(a)

13.1	Section 906 Certification of Chief Executive Officer as required by Rule 13a – 14(b) or Rule 15d – 14(b)

13.2	Section 906 Certification of Chief Financial Officer as required by Rule 13a – 14(b) or Rule 15d – 14(b).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

TM GROUP HOLDINGS PLC (REGISTRANT)

By:		/s/ RUSSELL COX

	Name:	Russell Cox
	Title:	Chief Financial Officer

MARCH 26, 2004

TM GROUP HOLDINGS PLC

REPORT OF INDEPENDENT AUDITORS

To	The Board of Directors

TM Group Holdings PLC

We have audited the accompanying consolidated balance sheets of TM Group Holdings PLC at November 30, 2002 and November 29, 2003, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, changes in shareholders’ funds and cash flows for the 52 weeks ended November 24, 2001, the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TM Group Holdings PLC at November 30, 2002 and November 29, 2003, and the consolidated results of its operations and its consolidated cash flows for the 52 weeks ended November 24, 2001, the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 29 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

London, England

March 26, 2004

F -1-

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	52 weeks ended (Restated) (i) November 24, 2001	53 weeks ended (Restated) (i) November 30, 2002	52 weeks ended November 29, 2003
		(£ thousands)
Sales	3
Continuing operations		661,050	664,461	635,453
Discontinued operations		42,792	—	—

		703,842	664,461	635,453
Cost of sales		(524,220)	(502,974)	(472,952)

Gross profit		179,622	161,487	162,501

Selling and distribution costs		(136,368)	(125,157)	(127,968)
Administrative expenses before exceptional items		(19,740)	(18,063)	(15,882)
exceptional items	4	—	(759)	—

		(156,108)	(143,979)	(143,850)

Operating profit:
Continuing operations	5	21,535	17,508	18,651
Discontinued operations		1,979	—	—

		23,514	17,508	18,651

Profit on sale of fixed assets:
Continuing operations		3,013	3,907	3,908
Discontinued operations		124	—	—

		3,137	3,907	3,908

Profit on sale of discontinued operations	6	51,507	—	—
Profit before interest and taxation:

Continuing operations		24,548	21,415	22,559
Discontinued operations		53,610	—	—

		78,158	21,415	22,559

Net interest payable and similar charges	9	(21,274)	(20,532)	(12,094)

Profit before taxation		56,884	883	10,465
Taxation	10	(605)	(139)	(2,021)

Profit for the period(ii)		56,279	744	8,444
Equity dividends	11	—	(22,450)	—

Profit/(loss) retained for the period(iii)		56,279	(21,706)	8,444

(i)	The Company has revised the presentation of sales arising from the processing of electronic phone top-up transactions, to reflect only the commission earned on these transactions. Further details are set out in note 2.

(ii)	A summary of the significant adjustments to profit for the period that would be required if US generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 29 of Notes to the Financial Statements.

(iii)	The Company has no recognised gains or losses other than the profit shown in the profit and loss account, and therefore no separate statement of total recognised gains and losses has been presented.

THE NOTES TO THE FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

F -2-

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEETS

	Notes	November 30, 2002	November 29, 2003
		(£ thousands)
Fixed assets
Goodwill	12	6,718	7,533
Tangible assets	13	50,826	47,728

		57,544	55,261

Current assets
Inventories	15	34,378	34,115
Debtors	16	22,389	27,844
Other current assets	17	2,780	177
Cash at bank and in hand		21,410	25,625

		80,957	87,761

Creditors: amounts falling due within one year
Trade creditors		(67,216)	(68,091)
Other liabilities	18	(12,972)	(17,026)

		(80,188)	(85,117)

Net current assets		769	2,644

Total assets less current liabilities		58,313	57,905

Creditors: amounts falling due after more than one year
Loans	19	(144,470)	(136,240)
Other liabilities		(767)	(697)

		(145,237)	(136,937)

Provisions for liabilities and charges	21	(2,711)	(2,159)

Net liabilities		(89,635)	(81,191)

Capital and reserves(i)
Called up share capital		212	212
Share premium account		20,527	20,527
Other reserves		(59,892)	(59,892)
Profit and loss account		(50,482)	(42,038)

Equity shareholders’ funds (deficit)		(89,635)	(81,191)

(i)	A summary of the significant adjustments to capital and reserves that would be required if US generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 29 of Notes to the Financial Statements.

THE NOTES TO THE FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

F -3-

TM GROUP HOLDINGS PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ FUNDS

Share Capital

	Equity Shares
	Ordinary Shares of 1p each
	(Number)	(£)
	(in thousands)
Authorised
Balance at November 26, 2000, November 24, 2001, November 30, 2002 and November 29, 2003	26,235	262

Issued
Balance at November 26, 2000, November 24, 2001, November 30, 2002 and November 29, 2003	21,235	212

Shareholders’ Funds

	Share capital	Share Premium Account (i)	Other reserves (i)	Profit and loss account (ii)	Total Shareholders’ funds
	(£ thousands)
Balance at November 26, 2000	212	20,527	(59,892)	(127,062)	(166,215)
Profit for the period	—	—	—	56,279	56,279
Goodwill previously written off in respect of disposals	—	—	—	41,707	41,707

Balance at November 24, 2001	212	20,527	(59,892)	(29,076)	(68,229)
Profit for the period	—	—	—	744	744
Goodwill previously written off in respect of disposals	—	—	—	300	300
Dividends paid and proposed	—	—	—	(22,450)	(22,450)

Balance at November 30, 2002	212	20,527	(59,892)	(50,482)	(89,635)
Profit for the period	—	—	—	8,444	8,444

Balance at November 29, 2003	212	20,527	(59,892)	(42,038)	(81,191)

(i)	Share premium account and other reserves are not distributable. A capital redemption reserve of £50,000 is included with Other Reserves.

(ii)	Profit and loss account includes £92,552,000 (2002: £92,552,000, 2001: £92,852,000) goodwill written off.

THE NOTES TO THE FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

F -4-

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
		(£ thousands)
Net cash inflow from operating activities	23	28,159	19,617	24,970
Returns on investments and servicing of finance
Interest received		2,186	2,352	219
Interest paid		(23,744)	(23,209)	(16,460)
Premia on redemption of loans and Senior and Senior Subordinated Notes		—	(1,950)	—
Finance lease interest		(4)	—	—

		(21,562)	(22,807)	(16,241)

Taxation
Corporation tax refunded/(paid)		178	(1,691)	311

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(13,537)	(8,686)	(8,764)
Receipts from sale of tangible fixed assets		4,827	5,692	6,817

		(8,710)	(2,994)	(1,947)

Acquisitions and disposals
Receipts from sale of businesses	14	109,549	2,458	1,250
Cash disposed of with businesses		(1,836)	—	—
Purchase of businesses	14	(1,829)	(2,520)	(2,676)

		105,884	(62)	(1,426)

Management of liquid resources
(Increase)/decrease in short-term deposits		(82,637)	83,394	(1,262)

Equity dividends paid		—	(22,450)	—

Net cash inflow before financing		21,312	53,007	4,405
Financing
Redemption of Senior and Senior Subordinated Notes	23	—	(21,486)	—
Repayment of loans	23	(30,192)	(30,287)	—
Purchase of hedging instruments		—	—	(1,452)
Repayment of capital element of finance lease rentals	23	(103)	(3)	—

		(30,295)	(51,776)	(1,452)

(Decrease)/increase in cash (excluding short-term deposits)	23	(8,983)	1,231	2,953

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

Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

The Company has revised the presentation of turnover arising from the processing of electronic phone top-up transactions, to reflect only the commission earned on these transactions. This change has no impact on profit or on the balance sheet. The comparative figures for turnover and cost of sales have been adjusted accordingly, resulting in a reduction in turnover and cost of sales of £27,313,000 for the period ended November 30, 2002 and £2,073,000 for the period ended November 24, 2001.

Revenue recognition

Retailing — Sales are recognised as they are made. Revenue from the sale of instant lottery tickets and mobile phone vouchers is recognised gross as part of sales. Commission from the sale of on-line lottery tickets and electronic phone top-ups is recognised within sales.

Beverage and snack vending — Sales were recognised when product was sold from a vending machine or delivered to a customer in the case of wholesale deliveries. Machine sales were recognised on delivery. Maintenance revenue relating to vending machines was recognised over the period of the contracts in respect of long-term contracts and on completion of a technical repair in other cases.

Cigarette vending — Sales were recognised when the cash in vending machines was collected or product was delivered to the customer in the case of wholesale deliveries.

Basis of Consolidation

The consolidated financial statements consolidate the accounts of TM Group Holdings PLC and all its subsidiary undertakings (together, the “Group”) drawn up on November 24, 2001, November 30, 2002 and November 29, 2003.

F -6-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS

2.	Accounting Policies (continued)

The consolidated financial statements have been prepared using merger accounting principles, reflecting the fact that the ownership and control of the Group remained with the same shareholders after the May 1998 and November 1998 Recapitalisations. Schedule 4A to the Companies Act 1985 and Financial Reporting Standard 6, “Acquisitions and Mergers”, require business combinations which include a substantial cash element to be accounted for using acquisition accounting principles. The use of acquisition accounting would give rise to goodwill on consolidation. As there was no arm’s length acquisition price in the recapitalisation, the resulting goodwill would not be a meaningful amount. In addition, as there was no external acquiring party, such goodwill would in effect be self-generated goodwill. In the opinion of the directors, the acquisition method of accounting would not result in a true and fair view of either the results of operations or financial position of the Group. No quantification of this departure is given as to do so would be misleading.

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

Depreciation

Depreciation is calculated so as to write off the cost of tangible fixed assets less their estimated residual values on a straight-line basis over the expected useful economic lives of the assets concerned. Principal rates used for this purpose are:

Land and buildings
Freehold (including land where it is not separately identifiable)	–	50 years
Long leaseholds improvements	–	50 years
Short leaseholds improvements –shops	–	10 years
–other	–	the term of the lease
Leasehold premiums	–	the unexpired portion of the lease
Plant and machinery
Motor vehicles	–	4 years
Computer equipment	–	between 3 and 6 yrs
Furniture and fittings	–	between 5 and 10 yrs

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

Taxation

Current tax is provided at amounts expected to be paid using the tax rates and laws that have been enacted, or substantively enacted, at the balance sheet date.

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

Capital instruments

Shares are included in shareholders’ funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and if not they are included in shareholders’ funds. The finance cost recognised in the profit and loss account in respect of capital instruments other than equity shares is allocated to periods over the term of the instrument at a constant rate on the carrying amount.

Derivative instruments

The Group considers its derivative instruments qualify for hedge accounting when certain criteria are met.

Forward foreign currency contracts

The criteria for forward foreign currency contracts are:

•	the instrument must be related to a foreign currency asset or liability that is likely to crystallise and whose characteristics have been identified,

•	it must involve the same currency as the hedged item, and

•	it must reduce the risk of foreign currency exchange movements on the Group’s operations.

F -8-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

2.	Accounting Policies (continued)

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

Pensions

The Group operates two defined benefit pension schemes, in addition to several defined contribution schemes, which require contributions to be made to separately administered funds. The cost of contributions to the defined benefit schemes are charged in the profit and loss account so as to spread the cost of pensions over the employees’ working lives within the Group. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged in the profit and loss account are treated as either accruals or prepayments in the balance sheet. Actuarial valuations are undertaken periodically. Additional disclosures have been made in accordance with the transitional requirements of FRS 17 - Retirement Benefits.

Advertising

Advertising costs are expensed as incurred.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported sales, expenses, assets and liabilities. Actual amounts could differ from such estimates.

F -9-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

3.	Segmental Analysis

	Restated 52 weeks ended November 24, 2001	Restated 53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Sales
Continuing operations
Retailing	661,050	664,461	635,453
Discontinued operations
Cigarette vending	5,812	—	—
Beverage and snack vending	36,980	—	—

	703,842	664,461	635,453

Cost of sales
Continuing operations
Retailing	(504,038)	(502,974)	(472,952)
Discontinued operations
Cigarette vending	(4,591)	—	—
Beverage and snack vending	(15,591)	—	—

	(524,220)	(502,974)	(472,952)

Selling, distribution and advertising costs
Continuing operations
Retailing	(118,178)	(125,157)	(127,968)
Discontinued operations
Cigarette vending	(1,103)	—	—
Beverage and snack vending	(17,087)	—	—

	(136,368)	(125,157)	(127,968)

Administrative expenses
Continuing operations
Retailing	(14,306)	(14,775)	(12,526)
Central	(2,993)	(3,288)	(3,356)
Discontinued operations
Cigarette vending	—	—	—
Beverage and snack vending	(2,441)	—	—

	(19,740)	(18,063)	(15,882)

Profit/(loss) before interest & taxation
Continuing operations
Retailing	24,528	21,555	22,007
Central costs	(2,993)	(3,288)	(3,356)

	21,535	18,267	18,651
Discontinued operations
Cigarette vending	118	—	—
Beverage and snack vending	1,861	—	—

	23,514	18,267	18,651
Profit on sale of fixed assets	3,137	3,907	3,908
Profit on disposal of businesses	51,507	—	—
Business restructuring	—	(759)	—

	78,158	21,415	22,559

Capital expenditure
Continuing operations
Retailing	10,832	8,686	8,757
Central	131	—	7

	10,963	8,686	8,764
Discontinued operations
Cigarette vending	—	—	—
Beverage and snack vending	2,574	—	—

	13,537	8,686	8,764

Depreciation and amortisation
Continuing operations
Retailing	9,874	10,669	10,471
Central	78	61	63

	9,952	10,730	10,534
Discontinued operations
Cigarette vending	102	—	—
Beverage and snack vending	2,265	—	—

	12,319	10,730	10,534

F -10-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

Net Assets

	November 30, 2002	November 29, 2003
	(£ thousands)
Allocated net assets
Retailing	26,573	25,542
Unallocated net liabilities	(116,208)	(106,733)

	(89,635)	(81,191)

Unallocated net liabilities comprise
Fixed assets	125	92
Pension (liability)/asset	1,753	5,612
Other debtors	4,088	2,695
Other current assets	2,780	177
Cash at bank and in hand	21,410	25,625
Corporation tax	(1,373)	(2,789)
Deferred taxation	976	60
Other creditors and accruals	(1,497)	(1,965)
Bank and other loans	(144,470)	(136,240)

	(116,208)	(106,733)

Total Assets
	November 30, 2002	November 29, 2003
	(£ thousands)
Continuing operations
Retailing	107,369	108,761
Central	31,132	34,261

	138,501	143,022

4.	Operating Exceptional Item

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Redundancies	—	759	—

Redundancy costs arose in the restructuring of the TM Retail business.

5.	Operating Profit

Operating profit is stated after charging/(crediting):

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Advertising	52	47	32
Auditors’ remuneration
— audit services	195	215	240
— non-audit services	257	258	432
Amortisation of goodwill	223	257	398
Depreciation of owned assets	11,960	10,454	10,136
Depreciation of assets held under finance leases	136	19	—
Operating lease payments
— land and buildings	24,897	25,580	26,387
— plant and machinery	455	15	8
Operating lease income
— land and buildings	(3,345)	(3,421)	(3,655)

F -11-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

6.	Profit on Sale of Discontinued Operations

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Profit on sale of Mayfair business of TM Vending Ltd (note 14)	14,576	—	—
Profit on sale of TM Group Ltd and subsidiaries (note 14)	36,931	—	—

	51,507	—	—

7.	Directors’ Remuneration

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Emoluments	1,463	945	1,620
Company contribution to money purchase pension scheme	—	—	101
Amounts paid to third parties for services of directors	40	41	42

	1,503	986	1,763

Three directors were members of the Group’s defined benefit pension scheme until February 2003. For the remainder of the period, there were two (2002: three; 2001: three).

The remuneration, excluding pension contributions, of the highest paid director for the 52 weeks ended November 29, 2003 was £854,000 and his accrued pension benefit was £46,475. The remuneration, excluding pension contributions, of the highest paid director for the 53 weeks ended November 30, 2002 was £399,000 and his accrued pension benefit was £272,565. The remuneration, excluding pension contributions, of the highest paid director for the 52 weeks ended November 24, 2001 was £608,000 and his accrued pension benefit was £227,900.

Company contributions for one director were made to a money purchase scheme (2002: none; 2001: none).

8.	Staff Costs

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Wages and salaries	85,264	79,820	79,110
Social security costs	4,921	4,417	4,784
Other pension costs	1,190	819	641

	91,375	85,056	84,535

The above staff costs exclude directors emoluments

The average weekly number of employees during the period excluding directors was as follows:

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(number)
Continuing businesses
Retailing	10,962	10,530	10,397
Central	6	6	4

Discontinued businesses
Beverage and snack vending	626	—	—
Cigarette vending	14	—	—

	11,608	10,536	10,401

F -12-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

9.	Net Interest Payable and Similar Charges

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Interest receivable Third parties	(2,186)	(2,352)	(219)

Interest payable Bank loans and overdrafts	2,510	92	94
Other loans	23,408	21,984	16,819
Premia on redemption of loans and Senior and Senior Subordinated Notes	—	1,950	—
Finance charges payable under finance leases	4	—	—

	25,922	24,026	16,913

Similar charges
Gain on retranslation of Senior Notes	(887)	(9,398)	(8,686)
Gain on redemption of Senior Notes	—	(1,280)	—
Revaluation and write off of currency options	(1,684)	9,507	4,055
Unwinding of discount included in provisions	109	29	31

	(2,462)	(1,142)	(4,600)

Net interest payable and similar charges	21,274	20,532	12,094

10.	Taxation

Analysis of tax (credit)/charge in the period:

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Current tax:
Current tax on income for the period	1,250	608	1,774
Adjustments in respect of prior periods	—	(71)	(669)

	1,250	537	1,105

Deferred tax:
Origination and reversal of timing differences	1,117	(874)	970
Adjustments in respect of prior periods	(1,762)	476	(54)

	(645)	(398)	916

Total tax on profit on ordinary activities	605	139	2,021

Factors affecting current tax charge:

The difference between the UK statutory rate and the actual current tax rate is reconciled as follows:

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	%	%	%
UK statutory rate	30.0	30.0	30.0
Disallowed expenses and non-taxable income	(25.8)	(60.1)	(3.8)
Adjustments in respect of previous periods	—	(8.1)	(6.4)
Deferred tax recognised	(2.0)	99.0	(9.2)

Total current tax charge	2.2	60.8	10.6

F -13-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

10.	Taxation (continued)

A reconciliation of the UK statutory rate of corporation tax applicable for the Group to the total tax rate is as follows:

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	%	%	%
UK statutory rate	30.0	30.0	30.0
Non-tax deductible depreciation of fixed assets	1.3	74.4	6.8
Permanent differences	(1.8)	11.7	1.9
Non-taxable profit in respect of disposals	(25.3)	(146.1)	(12.5)
Prior year adjustments	(3.1)	45.8	(6.9)

Effective tax rate	1.1	15.8	19.3

Factors that may affect future tax charges:

There are estimated capital losses of £10,000,000 that may be available against future gains. In the event that the Group makes profits on capital disposals, an unrecognised deferred tax asset of approximately £3,000,000 would be available to offset against such tax liabilities.

The tax on profit on sale of fixed assets is nil (2002: nil; 2001: nil).

The movements in the provision for deferred taxation during the period are as follows:

	November 30, 2002	November 29, 2003
	(£ thousands)
At the beginning of the period	(110)	(976)
(Credit)/charge for the period	(398)	916
Transfer to corporation tax	(468)	—

At the end of the period	(976)	(60)

The deferred tax asset comprises:

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
(Decelerated)/accelerated capital allowances	(114)	(964)	42
Other timing differences	4	(12)	(102)

Total asset included in debtors	(110)	(976)	(60)

11.	Dividends

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)

Ordinary dividends to parent company - paid	—	22,450	—

F -14-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

12.	Intangible Fixed Assets

Goodwill	(£ thousands)
Cost:
At November 25, 2001	5,176
Additions	2,183
Disposals	(34)

At November 30, 2002	7,325
Additions	1,245
Disposals	(37)

At November 29, 2003	8,533

Amortisation:
At November 25, 2001	360
Provided during the year	257
Disposals	(10)

At November 30, 2002	607
Provided during the year	398
Disposals	(5)

At November 29, 2003	1,000

Net book value:
At November 30, 2002	6,718

At November 29, 2003	7,533

Goodwill arising on acquisitions is being amortised evenly over the directors’ estimate of the useful economic life of 20 years.

13.	Tangible Fixed Assets

	Land and Buildings	Plant and machinery	Total
	(£ thousands)
Cost
At November 25, 2001	21,063	56,688	77,751
Additions	2,699	5,987	8,686
Acquisitions	—	194	194
Disposals	(1,785)	(2,539)	(4,324)

At November 30, 2002	21,977	60,330	82,307
Additions	2,101	6,663	8,764
Acquisitions	975	176	1,151
Disposals	(2,998)	(1,866)	(4,864)

At November 29, 2003	22,055	65,303	87,358

Depreciation
At November 25, 2001	3,117	20,754	23,871
Charge for the period	2,175	8,298	10,473
Disposals	(866)	(1,997)	(2,863)

At November 30, 2002	4,426	27,055	31,481
Charge for the period	2,368	7,768	10,136
Disposals	(689)	(1,298)	(1,987)

At November 29, 2003	6,105	33,525	39,630

Net book value
At November 30, 2002	17,551	33,275	50,826

At November 29, 2003	15,950	31,778	47,728

F -15-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

13.	Tangible Fixed Assets (continued)

The net book value of land and buildings comprises:

	Freehold	Long Leasehold	Short leasehold	Total
	(£ thousands)
At November 30, 2002	7,473	1,189	8,889	17,551

At November 29, 2003	6,518	1,096	8,336	15,950

14.	Acquisitions and Disposals

During Fiscal 2001, Fiscal 2002 and Fiscal 2003, the Group made a number of small acquisitions, none of which was considered material to the Group, an analysis of which is shown below:

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Net assets at the date of acquisition Tangible fixed assets	112	194	1,151
Inventories	228	143	280

	340	337	1,431
Goodwill arising on acquisition	1,489	2,183	1,245

	1,829	2,520	2,676

Discharged by:
Cash paid	1,829	2,520	2,676

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

115,757

During Fiscal 2003, the Group received £1,250,000 of the deferred consideration in respect of the disposal of the Mayfair business in Fiscal 2001. Additional deferred consideration of £2,500,000 in relation to the disposal of the Mayfair business is included in other debtors of which £1,250,000 is due after more than one year (note 16).

F -16-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

15.	Inventories

	November 30, 2002	November 29, 2003
	(£ thousands)
Goods for resale	34,378	34,115

The directors consider that the replacement value of inventories does not materially differ from the book value shown above.

16.	Debtors

	November 30, 2002	November 29, 2003
	(£ thousands)
Trade debtors	2,823	3,169
Other debtors	13,090	15,896
Pension asset	1,753	5,612
Deferred taxation	976	60
Pre-payments	3,747	3,107

	22,389	27,844

Due within one year	17,160	20,922
Other debtors due after more than one year	5,229	6,922

	22,389	27,844

Trade debtors at November 29, 2003 are shown net of provisions for bad and doubtful debts of £175,000 (2002: £182,000).

17.	Other Current Assets

	November 30, 2002	November 29, 2003
	(£ thousands)
Currency options	2,780	177

18.	Creditors: Amounts Falling Due Within One Year

	November 30, 2002	November 29, 2003
	(£ thousands)
Other liabilities:
Amount owed to parent undertaking	18	269
Group relief payable	36	33
Corporation tax	1,337	2,756
Taxation and social security	1,208	2,909
Other creditors	5,122	3,022
Accruals	5,251	8,037

	12,972	17,026

F -17-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

19.	Loans

	November 30, 2002	November 29, 2003
	(£ thousands)
Bank and other loans repayable otherwise than by instalments
$145.3 million 11% Senior Notes due May 15, 2008	93,649	84,963
£53.3 million 12.25% Senior Subordinated Notes due May 15, 2008	53,300	53,300

	146,949	138,263
Less: unamortised issue costs	(2,479)	(2,023)

Total borrowings	144,470	136,240

The $145,297,000 Senior Notes due in May 2008 have been translated at November 29, 2003 at the rate of $1.7101 = £1 (2002: $1.5515). Interest on the Senior and Senior Subordinated Notes is payable half-yearly. These Notes are redeemable in whole or in part at the option of the Company. They are unsecured and rank pari passu with any existing and future senior unsecured indebtedness of the Company and senior to all existing and future subordinated debt of the Company but are subordinate to all liabilities in the subsidiaries of the Company.

Maturity of Debt

	November 30, 2002	November 29, 2003
	(£ thousands)
Amounts falling due:
In more than two years but not more than five years	—	138,263
In more than five years	146,949	—

	146,949	138,263
Less: unamortised issue costs	(2,479)	(2,023)

Total borrowings	144,470	136,240

20.	Financial Risk Management

Derivatives and other financial instruments

The Group’s principal financial instruments, other than derivatives, comprise loans, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial instruments, such as trade debtors and trade creditors, that arise directly from its operations.

The Group also enters into derivative transactions (principally currency options and forward currency contracts). The purpose is to manage the currency risks arising from the Group’s operations and its sources of finance.

It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group’s financial instruments are liquidity risk and foreign currency risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

The disclosures below include short-term debtors and creditors and exclude un-amortised finance costs.

Interest rate risk

All financial liabilities on which interest is paid are at fixed rates, with no interest rate swaps or caps during the period.

F -18-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

20.	Financial Risk Management (continued)

Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group was as follows:

	Fixed rate financial liabilities	Floating rate financial liabilities	Financial liabilities on which no interest is paid	Total
	(£ thousands)
As at November 30, 2002
Sterling	53,300	—	81,085	134,385
US dollar	93,649	—	—	93,649

	146,949	—	81,085	228,034

As at November 29, 2003
Sterling	53,300	—	82,275	135,575
US dollar	84,963	—	—	84,963

	138,263	—	82,275	220,538

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed (years)	Weighted average period until maturity (years)
As at November 30, 2002
Sterling	12.25	5.50	0.41
US dollar	11.00	5.50	—

	11.45	5.50	0.41

As at November 29, 2003
Sterling	12.25	4.50	0.38
US dollar	11.00	4.50	—

	11.45	4.50	0.38

Interest rate risk profile of financial assets

The interest rate profile of the financial assets of the Group was as follows:

	Fixed rate financial assets	Floating rate financial assets	Financial assets on which no interest is earned	Total
	(£ thousands)
As at November 30, 2002
Sterling	—	21,410	18,693	40,103

As at November 29, 2003
Sterling	—	25,625	19,242	44,867

Floating rate financial assets comprise cash deposits on money market deposit at call that earn interest at commercial rates. The weighted average period for financial assets on which no interest is earned is 0.3 years (2002: 0.3 years).

F -19-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

20.	Financial Risk Management (continued)

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of overdrafts, loans and finance leases.

Short-term flexibility has been achieved through borrowing facilities in the operating subsidiaries. Under this arrangement, the Company’s subsidiaries had an undrawn Revolving Credit Facility of £20,000,000 available at November 29, 2003 of which £5,000,000 was allocated as an overdraft facility. These facilities are renewable annually.

Foreign currency risk

As a result of US dollar denominated borrowings of $145,297,000 and interest payments thereon, the Group’s balance sheet and profit and loss account can be significantly affected by movements in the US dollar/sterling exchange rates. The Group has partially mitigated the effect of this currency exposure by purchasing options to buy US dollars. In managing its currency exposures, the group’s objectives are to maintain a low cost of borrowing and to retain some potential for currency-related appreciation while hedging against currency depreciation.

Since May 1998, the Group had acquired a series of options, exercisable on May 13, 2003, to purchase US dollars at a rate between $1.55 = £1.00 and $1.60 = £1.00. The level of US borrowings covered by the options was $150,000,000. These options were not exercised and therefore lapsed during the period.

On May 14, 2003, the Group acquired an option, exercisable on November 13, 2003, to purchase US dollars at the rate of $1.55 = £1.00 which covered US borrowings of $125,000,000. At the expiration of this option, the Group acquired a replacement option, exercisable on March 15, 2004, to purchase US dollars at the rate of $1.59 = £1.00 which also covers US borrowings of $125,000,000. A further option to purchase $145,000,000 at the rate of $1.7025 = £1 was acquired during March 2004 which expires on July 2, 2004.

The Group had also entered into forward foreign currency contracts for the purchase, at rates varying from $1.5891 = £1.00 to $1.6177 = £1.00, of US dollar amounts equal to the total of the first ten half-yearly interest payments on the senior notes, for settlement on each interest payment date between November 1998 and May 2003. These forward foreign currency contracts were accounted for as hedges in accordance with the Group’s accounting policy and expired in May 2003. In October and November 2003 further forward currency contracts at rates of $1.6459 = £1.00 and $1.67 = £1.00 were taken out and used for the November 2003 interest payment on the senior notes. There were no outstanding contracts at the period end and therefore no unrecognised gains or losses.

The Group could still be exposed to material currency translation fluctuation in relation to the uncovered US borrowings of $297,000, the half yearly interest payments on the senior notes and, in any event, upon the expiration of the remaining option on July 2, 2004. The Group will continue to review its hedging arrangements and may amend them if it can do so on commercially attractive terms.

Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities was as follows:

	November 30, 2002	November 29, 2003
	(£ thousands)
In one year or less, or on demand	78,312	79,980
In more than one year but not more than two	1,255	1,086
In more than two years, but no more than three	127	101
In more than three years, but no more than four	127	101
In more than four years, but not more than five	126	138,363
In more than five years	148,087	907

	228,034	220,538

F -20-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

20.	Financial Risk Management (continued)

Borrowing facilities

The Group has certain borrowing facilities available to it for general working capital requirements, none of which were drawn at November 29, 2003 (2002 - nil). Expiration of these facilities is as follows:

	November 30, 2002	November 29, 2003
	(£ thousands)
In one year or less	20,000	20,000

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group’s financial assets and financial liabilities:

	At November 30, 2002		At November 29, 2003
	Book Value	Fair Value	Book value	Fair value
	(£ thousands)
Primary financial instruments
Financial liabilities
Short-term creditors	(77,607)	(77,607)	(79,419)	(79,419)
Long-term borrowings	(146,949)	(146,459)	(138,263)	(141,863)
Long-term creditors	(767)	(767)	(697)	(697)
Provisions	(2,711)	(2,711)	(2,159)	(2,159)

	(228,034)	(227,544)	(220,538)	(224,138)

Financial assets
Currency Options	2,780	2,780	177	177
Short-term debtors	13,413	13,413	17,815	17,815
Long-term debtors	2,500	2,500	1,250	1,250
Cash and short-term deposits	21,410	21,410	25,625	25,625

	40,103	40,103	44,867	44,867

Derivative financial instruments held to hedge currency exposure

	At November 30, 2002		At November 29, 2003
	Book Value	Fair Value	Book value	Fair value
	(£ thousands)
Forward foreign currency contracts	—	199	—	—

Market values have been used to determine the fair value of the forward foreign currency contracts, the $145,297,000 11% Senior Notes, the £53,300,000 12.25% Senior Subordinated Notes and the currency options. For all other instruments, any differences between fair value and book value are not considered to be material.

F -21-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

20.	Financial Risk Management (continued)

Hedges

Unrecognised gains and losses on financial instruments used for hedging are as follows:

	Gains	Losses	Total
	(£ thousands)
As at November 30, 2002
Gains and losses unrecognised at November 30, 2002	199	—	199

Gains and losses expected to be recognised in the profit and loss account in the period to November 29, 2003	199	—	199

Gains and losses included in the profit and loss account that arose in previous periods	2,083	—	2,083

There were no unrecognised gains or losses on financial instruments used for hedging as at November 29, 2003.

There has been a recognised loss of £109,000 during Fiscal 2003 relating to the financial instruments held at November 30, 2002.

21.	Provisions for Liabilities and Charges

	Dilapidations	Onerous Contracts	Other	Total
	(£ thousands)
At November 26, 2000	1,277	3,202	9	4,488
Released during the period	(21)	(124)	—	(145)
Unwinding of discount included in provisions	8	101	—	109
Utilised during the period	(231)	(1,052)	(5)	(1,288)

At November 24, 2001	1,033	2,127	4	3,164
Charged/(released) during the period	3	(16)	—	(13)
Unwinding of discount included in provisions	9	20	—	29
Utilised during the period	(248)	(217)	(4)	(469)

At November 30, 2002	797	1,914	—	2,711
Charged/(released) during the period	236	(214)	—	22
Unwinding of discount included in provisions	6	25	—	31
Utilised during the period	(327)	(278)	—	(605)

At November 29, 2003	712	1,447	—	2,159

Onerous contracts

A provision is recognised for the rent due less estimated rent receivable until the anticipated disposal of a vacant property. In addition, provision has been made for excess rent over market rent on leasehold properties as part of fair value assessments made on acquisition. It is expected that most of these costs will be incurred during the next five years.

Dilapidations

A provision is recognised for the expected cost of dilapidation that has occurred in respect of leasehold properties. It is expected that most of these costs will be incurred during the next five years.

F -22-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

22.	Other Financial Commitments

	November 30, 2002	November 29, 2003
	(£ thousands)
Capital commitments
Contracted but not provided for	72	821

Annual commitments under non-cancellable operating leases
Land and buildings leases expiring:
Within one year	543	952
Between two and five years	7,126	7,481
After more than five years	15,086	14,768

	22,755	23,201
Other leases expiring:
Between two and five years	—	116

	22,755	23,317

The aggregate payments, for which there are commitments under operating leases fall due as follows:

	November 29, 2003
	Land and Buildings	Other
	(£ thousands)
Within one year	23,201	116
Between one and two years	21,513	116
Between two and three years	19,572	58
Between three and four years	17,626	—
Between four and five years	15,920	—
After five years	91,009	—

	188,841	290

23.	Cash Flow Statements

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the period	(8,983)	1,231	2,953
Increase/(decrease) in short-term deposits	82,637	(83,394)	1,262
Repayment of loans	30,192	51,773	—
Repayment of lease financing	103	3	—

Change in net debt resulting from cash flows	103,949	(30,387)	4,215
Change in net debt resulting from exchange movement	887	10,678	8,686
Movement in un-amortised finance costs	(1,417)	(1,545)	(456)

Movement in net debt in the period	103,419	(21,254)	12,445
Net debt at the beginning of the period	(205,225)	(101,806)	(123,060)

Net debt at the end of the period	(101,806)	(123,060)	(110,615)

Comprising:
Cash at bank and in hand	103,573	21,410	25,625
Loans due after one year	(187,052)	(137,111)	(137,567)
Exchange differences arising on retranslation of Senior Notes	(18,037)	(7,359)	1,327
Loans due within one year	(287)	—	—
Finance leases	(3)	—	—

	(101,806)	(123,060)	(110,615)

F -23-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

23.	Cash Flow Statements (continued)

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit	23,514	17,508	18,651
Depreciation and amortisation charge	12,319	10,730	10,534
Decrease in provisions	(1,433)	(482)	(583)
Decrease in inventories	1,161	555	543
Decrease/(increase) in debtors	(429)	1,149	(7,621)
(Decrease)/increase in creditors	(6,973)	(9,843)	3,446

Net cash inflow from operating activities	28,159	19,617	24,970

Analysis of changes in loan financing during the period
At the beginning of the period	235,038	205,376	144,470
Redemption of Senior and Senior Subordinated Notes	—	(21,486)	—
Repayment of loans	(30,192)	(30,287)	—
Movement in exchange differences	(887)	(10,678)	(8,686)
Movement in un-amortised finance costs	1,417	1,545	456

At the end of the period	205,376	144,470	136,240

Analysis of changes in finance leases during the period
At the beginning of the period	106	3	—
Capital element of finance lease rental payments	(103)	(3)	—

At the end of the period	3	—	—

24.	Pension Commitments

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

	TM Group Pension Scheme	TM Pension Plan
	%	%
Percentage of benefits	108	95

Additional contributions will continue to be made in order to reduce the deficiency in the TM Pension Plan, following the last full valuation in April 2002.

Movements in the Group pension asset throughout the period may be summarised as follows:

	November 30, 2002	November 29, 2003
	£000	£000
Balance at the beginning of the period	1,391	1,753
Funding	1,181	4,500
Charged during the period	(819)	(641)

Balance at the end of the period	1,753	5,612

The agreed contribution level for future years, following the latest actuarial valuation of the schemes, is £3,000,000 increasing annually by price inflation. At the next actuarial valuation, the contribution level will be reassessed.

Both schemes are closed to new entrants.

Under the transitional rules of FRS 17 – Retirement Benefits – certain additional disclosures are required in the financial statements which are set out below. The disclosures are based upon the last full valuations of the schemes which were carried out at March 31, 2002 (TM Group Pension Scheme) and April 30, 2002 (TM Pension Plan) and have been updated to November 29, 2003 by qualified independent actuaries, using revised assumptions that are consistent with the requirements of FRS 17.

Main financial assumptions:

	November 30, 2002		November 29, 2003
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	%pa	%pa	%pa	%pa
Inflation	2.3	2.3	2.8	2.8
Rate of general long-term increase in salaries	3.3	3.3	3.8	3.8
Rate of increase to pensions in payment
Post April 5, 1997	2.3	2.3	2.8	2.7
Pre April 6, 1997	0.0	2.3	0.0	2.7
Discount rate of scheme liabilities	5.7	5.7	5.6	5.6

F -25-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

24.	Pension Commitments (continued)

Expected return on assets:

	Long Term rate of return expected at		Value at November 30, 2002		Value at November 29, 2003
	November 30, 2002	November 29, 2003	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	(% pa)		(£ millions)
Equities	7.7	8.0	42.1	14.5	40.6	16.4
Property	6.7	7.0	—	—	2.7	—
Government bonds	4.7	5.0	7.8	6.4	1.7	6.8
Corporate bonds	5.2	5.5	—	—	2.3	—
Other	4.2	4.5	0.9	—	0.5	—

Total market value of assets			50.8	20.9	47.8	23.2
Present value of scheme liabilities			(62.4)	(28.9)	(58.5)	(31.5)

Deficit in scheme			(11.6)	(8.0)	(10.7)	(8.3)
Related deferred tax asset			3.5	2.4	3.2	2.5

Net pension liability			(8.1)	(5.6)	(7.5)	(5.8)

The following amounts would have been charged/(credited) to operating profit as follows:

	53 weeks ended November 30, 2002		52 weeks ended November 29, 2003
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	(£ millions)
Current service cost	1.0	0.5	0.8	0.4
Settlement profit	—	—	(1.8)	—

Total operating charge/(income)	1.0	0.5	(1.0)	0.4

The following amounts would have been credited/(charged) to other finance income as follows:

	53 weeks ended November 30, 2002		52 weeks ended November 29, 2003
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	(£ millions)
Expected return on pension scheme assets	4.3	1.6	3.6	1.4
Interest on pension scheme liabilities	(4.0)	(1.6)	(3.4)	(1.6)

Total other finance income/(charge)	0.3	—	0.2	(0.2)

The following amounts would have been recognised in the statement of total recognised gains and losses as follows:

	53 weeks ended November 30, 2002		52 weeks ended November 29, 2003
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	(£ millions)
Actual return less expected return on pension scheme assets	(12.0)	(4.3)	(0.1)	0.6
Experience gains and losses arising on the present value of scheme liabilities	3.7	1.1	(0.4)	0.3
Changes in assumptions underlying the present value of scheme liabilities	5.8	0.6	(2.8)	(2.1)

Actuarial loss recognised in the statement of total recognised gains and losses	(2.5)	(2.6)	(3.3)	(1.2)

F -26-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

24.	Pension Commitments (continued)

Analysis of movement in deficit during the period:

	53 weeks ended November 30, 2002		52 weeks ended November 29, 2003
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	(£ millions)
Opening balance	(9.1)	(5.4)	(11.6)	(8.0)
Total operating (charge)/income	(1.0)	(0.5)	1.0	(0.4)
Total other finance income/(charge)	0.3	—	0.2	(0.2)
Actuarial loss	(2.5)	(2.6)	(3.3)	(1.2)
Contributions	0.7	0.5	3.0	1.5

Closing balance	(11.6)	(8.0)	(10.7)	(8.3)

History of experience gains and losses:

	53 weeks ended November 30, 2002		52 weeks ended November 29, 2003
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
Difference between expected and actual return on pension scheme assets
Amount (£ millions)	(12.0)	(4.3)	(0.1)	0.6
Percentage of scheme assets	23.6%	20.6%	0.2%	2.6%
Experience gains and losses arising on the present value of scheme liabilities
Amount (£ millions)	3.7	1.1	(0.4)	0.3
Percentage of the present value of scheme liabilities	5.9%	3.8%	0.7%	1.0%
Total actuarial loss recognised in statement of total recognised gains and losses
Amount (£ millions)	(2.5)	(2.6)	(3.3)	(1.2)
Percentage of the present value of scheme liabilities	4.0%	9.0%	5.7%	3.8%

Reconciliation of net liabilities and reserves under FRS 17:

	November 30, 2002	November 29, 2003
	(£ thousands)
Net liabilities as stated in balance sheet	(89,635)	(81,191)
SSAP 24 balance after deferred taxation	(1,227)	(3,928)
FRS 17 balance after deferred taxation	(13,700)	(13,300)

Net liabilities as adjusted for FRS 17	(104,562)	(98,419)

Profit and loss reserve as stated in balance sheet	(50,482)	(42,038)
SSAP 24 balance after deferred taxation	(1,227)	(3,928)
FRS 17 balance after deferred taxation	(13,700)	(13,300)

Profit and loss reserve as adjusted for FRS 17	(65,409)	(59,266)

25.	Related Party Transactions

There were no related party transactions during Fiscal 2003. In Fiscal 2002, the holding company, Thistledove Limited, redeemed the whole of the Unsecured 7% Loan Notes 2008. J Lancaster and A R Cox, directors of TM Group Holdings PLC, received £148,896 and £74,449 respectively during that period in respect of this transaction.

26.	Contingent Liabilities

The Group did not have any material contingent liabilities at November 29, 2003. Certain subsidiaries of the Company have assigned UK property leases in the normal course of business. Should the assignees fail to fulfil any obligations in respect of these leases, members of the Group may be liable for those defaults. The number of such claims arising to date have been small, and the liability, which is charged to the profit and loss as it arises, has not been material.

F -27-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

27.	Companies Act 1985

These financial statements do not comprise the Group’s “statutory accounts” within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the 52 weeks ended November 24, 2001 and for the 53 weeks ended November 30, 2002, have been, and statutory accounts for the 52 weeks ended November 29, 2003 will be, delivered to the Registrar of Companies for England and Wales. The auditors’ reports on such accounts were unqualified.

28.	New Accounting Standards

FRS 17, ‘Retirement Benefits’, issued in November 2000, is fully effective for accounting periods starting on or after January 1, 2005. Certain of the disclosure requirements are, however, effective for periods prior to the January 2005 deadline and those required are given in Note 24 to the Financial Statements. The standard requires that financial statements reflect at fair values the assets and liabilities arising from an employer’s retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognised in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. Had FRS 17 been implemented at November 29, 2003, the Group would have reported a pension liability net of deferred taxation of £13.3 million, which compares with the pension asset net of deferred taxation of £3.9 million recorded in the Financial Statements under the existing rules. The impact of FRS 17 on profit and loss reserves would have been to reduce those reserves by £17.2 million.

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

Pension costs

Under UK GAAP, the Group provides for the cost of retirement benefits based upon consistent percentages of employees’ pensionable pay as recommended by independent qualified actuaries. US GAAP require that projected benefit obligation (pension liability) be matched against the fair value of the plan’s assets and be adjusted to reflect any unrecognised obligation or asset in determining the pension cost or credit for the year. In addition, under US GAAP where the value of plan assets is below the value of the liabilities valued on an accumulated benefit obligation basis, the deficit on this basis would be recognised immediately through other comprehensive income or as an intangible asset, to the extent of any unrecognised prior service cost.

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

Under US GAAP, goodwill purchased prior to 2002 would have been capitalised and amortised over its estimated useful life not exceeding 40 years. The Group has adopted Statement of Financial Accounting Standards 142 (“SFAS 142”) Goodwill and Other Intangible Assets for the period ended November 29, 2003. SFAS 142 requires that goodwill is not amortised, but is tested at least annually for impairment. The Group has performed the review at the start of the financial period (December 1, 2002) and at the end of Fiscal 2003. No impairment has resulted from these tests.

Under US GAAP, the benefit of acquired tax losses not previously recognised at the date of acquisition is credited as an adjustment to goodwill rather than taken to the profit and loss account as a reduction of the tax charge.

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

The adoption of this Statement resulted in the Group recording, with effect from November 26, 2000, a cumulative net transition adjustment gain of £2,650,000, net of tax, in cumulative other comprehensive income and an increase in current assets to record the fair value of the forward foreign currency contracts and interest rate swaps of the same amount. During the period ended November 29, 2003, the Group recognised a net loss of £139,000, net of tax, in other comprehensive income in respect of these changes. These cash flow hedges qualify for hedge accounting. The currency options held by the Group are not considered to be effective hedges and do not qualify for hedge accounting. Changes in their market value have therefore been taken to the income statement consistent with the treatment under UK GAAP.

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

Profit for the period

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Profit for the period as reported in the consolidated profit and loss account under UK GAAP	56,279	744	8,444
Adjustments
Pension costs	(1,729)	(1,862)	(6,403)
Amortisation of goodwill	(5,202)	(4,210)	398
Goodwill in respect of disposals	12,945	66	—
Dilapidations provisions	900	31	8
Deferred taxation on adjustments	249	549	1,919

Net income/(loss) for the period as adjusted to accord with US GAAP	63,442	(4,682)	4,366

Comprehensive income

Comprehensive income under US GAAP is as follows:

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Net income/(loss) for the period as adjusted to accord with US GAAP	63,442	(4,682)	4,366
Other comprehensive income:
Pension (costs)/credit net of tax at 30%	—	(25,257)	2,052
Change in fair value of derivatives net of tax at 30%	(820)	(1,691)	(139)
Cumulative effect on prior periods of adoption of FAS 133 net of tax at 30%	2,650	—	—

	1,830	(26,948)	1,913

Comprehensive income/(loss)	65,272	(31,630)	6,279

F -30-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Movements in other comprehensive income amounts (net of related tax) are as follows:

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
Movement in Fair Value of Derivatives	(£ thousands)
At beginning of period	—	1,830	139
Effect on adoption of FAS 133	2,650	—	—
Losses during the period	(820)	(1,691)	(139)

At end of period	1,830	139	—

Minimum pension accrual
At beginning of period	—	—	(25,257)
Movement in the period	—	(25,257)	2,052

At end of period	—	(25,257)	(23,205)

Total
At beginning of period	—	1,830	(25,118)
Effect on adoption of FAS133	2,650	—	—
Movement in the period	(820)	(26,948)	1,913

At end of period	1,830	(25,118)	(23,205)

Shareholders’ funds

	November 30, 2002	November 29, 2003
	(£ thousands)
Shareholders’ funds (deficit) as reported in the consolidated balance sheet under UK GAAP	(89,635)	(81,191)

Adjustments
Intangible fixed assets — goodwill	85,585	65,205
Cost
Accumulated amortisation	(19,778)	1,000

Net	65,807	66,205

Other intangible asset — pensions	211	120
Current assets - derivatives	199	—
Debtors due after more than one year:
Deferred issue costs	2,479	2,023
Pension accrual	(20,827)	(24,207)
Dilapidations provisions	(69)	(61)
Deferred taxation
On adjustments	6,145	7,244
Creditors due after more than one year:
Deferred issue costs	(2,479)	(2,023)

Shareholders’ equity (deficit) as adjusted to accord with US GAAP	(38,169)	(31,890)

Reconciliation of movement in shareholders’ funds under US GAAP

November 29, 2003
(£ thousands)
Shareholders’ equity (deficit) as adjusted to accord with US GAAP at beginning of the period	(38,169)
Income for the period available for equity shareholders as adjusted to accord with US GAAP	4,366
Movement in other comprehensive income during period	1,913

Shareholders equity (deficit) as adjusted to accord with US GAAP at end of the period	(31,890)

F -31-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

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

The categories of cash flow activity under US GAAP can be summarised as follows:

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Cash inflow/(outflow) from operating activities	6,775	(4,881)	9,040
Cash inflow/(outflow) from investing activities	97,174	(3,056)	(3,373)
Cash outflow from financing activities	(30,295)	(74,226)	(1,452)

Increase/(decrease) in cash and cash equivalents	73,654	(82,163)	4,215
Cash and cash equivalents at:
beginning of the period	29,919	103,573	21,410

end of the period	103,573	21,410	25,625

Additional information required by US GAAP in respect of the Group’s pension plans

The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Service cost	2,425	1,641	1,672
Interest cost	4,786	4,599	5,462
Actual return on plan assets	(6,720)	(5,539)	(4,764)
Net amortisation and deferral	18	1,395	3,791
Effect of settlement	(4)	585	883

Net periodic pension cost	505	2,681	7,044

The major assumptions used in computing the pension cost were:

	November 24, 2001	November 30, 2002	November 29, 2003
Expected long-term rate of return on plan assets	6.50%	6.70%	6.60%
Discount rate	5.50%	5.70%	5.60%
Expected long-term rate of earnings increases	4.25%	4.25%	4.75%

F -32-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

The funding of the Group’s plans is as follows:

	November 30, 2002	November 29, 2003
	(£ thousands)
Accumulated benefit obligation (all vested)	90,748	89,414

Fair value of plan assets	71,674	70,819
Projected benefit obligation	(98,029)	(97,475)

Plan assets in deficit of projected benefit obligation	(26,355)	(26,656)
Unrecognised prior service cost	211	120
Unrecognised net loss	43,978	41,696

Prepaid pension cost	17,834	15,160

The assets of these plans principally comprise United Kingdom and other listed equities, property investments, bank deposits and UK Government index-linked stocks.

Reconciliation of plans’ projected benefit obligations is as follows:

	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Projected benefit obligation at beginning of period	85,412	98,029
Disposals	1,036	(6,891)
Service cost	1,641	1,672
Interest cost	4,599	5,462
Plan participant contributions	415	350
Actuarial loss	9,545	7,029
Benefits paid	(4,619)	(8,176)

Projected benefit obligation at end of period	98,029	97,475

Reconciliation of change in fair value of plan assets:

	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
	(£ thousands)
Fair value of plan assets at beginning of period	86,149	71,674
Disposals	(1,231)	(4,254)
Actual return on plan assets	(10,221)	6,725
Group contributions	1,181	4,500
Plan participant contributions	415	350
Benefits paid	(4,619)	(8,176)

Fair value of plan assets at end of period	71,674	70,819

F -33-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Additional information required by US GAAP in respect of deferred taxation

The analysis of the deferred taxation asset required by US GAAP is as follows:

	November 30, 2002	November 29, 2003
	(£ thousands)
Deferred taxation liabilities
Temporary differences	(60)	—
Deficit of book value against taxation value of fixed assets	—	(40)

	(60)	(40)
Deferred taxation assets Excess of book value over taxation value of fixed assets	962	—
Pension accrual	5,659	6,699
Taxation effect of losses carried forward	1,979	1,979
Taxation effect of provisions	560	645

	9,160	9,323
Less: Valuation allowance	(1,979)	(1,979)

Net deferred tax asset	7,121	7,304

Of which:
Current	(60)	—
Non-current	7,181	7,304

	7,121	7,304

Concentrations of credit risk

Potential concentrations of credit risk to the Group consist principally of short-term cash investments and trade receivables.

At November 29, 2003 the Group did not consider there to be any significant concentration of credit risk.

New US accounting standards

FIN 46 – Consolidation of Variable Interest Entities was issued in January 2003 and subsequently revised in December 2003. It requires additional disclosures to be made in financial statements issued after January 2003 and becomes fully effective for accounting periods ending after March 15, 2004. FIN 46 requires certain third party entities to be consolidated by the Group if the equity investors in the entity do not have either a controlling financial interest or sufficient equity to finance its activities without additional financial support. Management does not believe that this standard will result in any additional entities being consolidated into the Group.

F -34-

Schedule II

TM GROUP HOLDINGS PLC

VALUATION AND QUALIFYING ACCOUNTS

		Additions		Deductions
Description	Balance at beginning of period	Charged to costs and expenses	Other		Balance at end of period
	(£ thousands)
52 weeks ended November 24, 2001
Provisions for bad and doubtful debts	346	—	(166)	(11)	169

53 weeks ended November 30, 2002
Provisions for bad and doubtful debts	169	13	—	—	182

52 weeks ended November 29, 2003
Provisions for bad and doubtful debts	182	—	—	(7)	175

S -1-

EXHIBIT INDEX

Item 19.	Exhibits

1.1	Articles of Association of TM Group Holdings PLC (incorporated by reference to Exhibit 3.1 of Amendment No.3 to the registration statement of TM Group Holdings PLC submitted on Form F-4 on February 24, 1999 (File No. 333-9268)).

2.1	Indenture, dated as of May 14, 1998, between TM Group Holdings PLC and Bankers Trust Company, London Branch, as Trustee, in respect of TM Group Holdings PLC’s 11% Senior Notes due May 15, 2008 (incorporated by reference to Exhibit 4.1 of Amendment to the registration statement of TM Group Holdings PLC submitted on Form F-4 on June 19, 1999 (File No. 333-9268)).

2.2	Indenture, dated as of May 14, 1998, between TM Group Holdings PLC and Bankers Trust Company, London Branch, as Trustee, in respect of TM Group Holdings PLC’s 12¼% Senior Subordinated Notes due May 15, 2008 (incorporated by reference to Exhibit 4.2 of the registration statement of TM Group Holdings PLC submitted on Form F-4 on April 30, 1999 (File No. 333-9268)).

4.1	Agreement for the sale and purchase of TM Group Limited and its subsidiaries, dated as of July 20, 2001, between TM Group Holdings PLC, Compass Group, UK and Ireland Limited, James Lancaster and Russell Cox (incorporated by reference to Exhibit 4.2 of Annual Report of TM Group Holdings PLC submitted on Form 20-F on March 20, 2001 (File No. 333-9268))

8.	List of principal subsidiaries

12.1	Section 302 Certification of Chief Executive Officer as required by Rule 13a – 14(a) or Rule 15d – 14(a)

12.2	Section 302 Certification of Chief Financial Officer as required by Rule 13a – 14(a) or Rule 15d –14(a)

13.1	Section 906 Certification of Chief Executive Officer as required by Rule 13a – 14(b) or Rule 15d – 14(b)

13.2	Section 906 Certification of Chief Financial Officer as required by Rule 13a – 14(b) or Rule 15d – 14(b).