Form 20-F/A
period 2003-11-29
TM GROUP HOLDINGS PLC
filed 2005-01-31
CIK 1067944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT No. 1

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

England and Wales

(Jurisdiction of incorporation or organisation)

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

Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, TM Group Holdings Plc (the “Company”) hereby amends its Annual Report on Form 20-F for the fiscal year ended November 29, 2003 as filed with the U.S. Securities and Exchange Commission on March 26, 2004 (the “Original Filing”) by setting forth the following amendments to Item 18 of the Original Filing:

•	The restatement of Note 29 of Notes to the Financial Statements to reflect an additional difference between UK GAAP and US GAAP, concerning gains arising from property sale and operating leaseback transactions;

•	The inclusion of an updated report of the Company’s independent registered public accounting firm that refers to the amended Note 29.

This Form 20-F/A also amends the Selected Financial Data in Item 3. “Key Information”, Item 15. “Controls and Procedures” and the list of Item 19. “Exhibits” to reflect the filing of new certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and furnishing of new certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

The restatement in Note 29 relates to the treatment under US GAAP of gains arising from property sale and operating leaseback transactions. Under US GAAP, such gains are recognised in proportion to the gross rental charged over the lease term. Under UK GAAP, gains arising from property sale and operating leaseback transactions are recognised in the period of the transaction. Previously, the Company accounted for gains arising from property sale and operating leaseback transactions under US GAAP using the same method as under UK GAAP. The effect of the restatement on the Company’s US GAAP financial statements is to decrease gains on property sale and operating leaseback transactions and thus increase net loss or decrease net income. The decrease in net income increases shareholder’s deficit. The restatement increases the net loss as reported under US GAAP in Fiscal 2002 by £0.5 million and reduces net income in Fiscal 2003 by £2.5 million. Shareholder’s deficit as reported under US GAAP is increased by £0.5 million in Fiscal 2002 and £3.0 million in Fiscal 2003.

There are no changes to the Company’s financial statements and related notes prepared in accordance with UK GAAP.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing or reflect any events that have occurred after the date on which such annual report was filed.

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

The Company’s Financial Statements are prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. See Note 29 of Notes to the Financial Statements.

The selected financial data set forth overleaf should be read in conjunction with the Company’s Financial Statements and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this Form 20-F.

	52 weeks ended			53 weeks ended	52 weeks ended
	November 27, 1999	November 25, 2000	Restated (i) November 24, 2001	Restated (i)(ii) November 30, 2002	Restated (ii) November 29, 2003
	(£ thousands)
Income Statement Data
Amounts in accordance with UK GAAP
Sales
Retailing	691,181	672,197	661,050	664,461	635,453
Discontinued operations	206,262	199,221	42,792	—	—

Total sales	897,443	871,418	703,842	664,461	635,453
Cost of sales	(660,537)	(639,878)	(524,220)	(502,974)	(472,952)
Selling and distribution costs	(174,987)	(168,201)	(136,368)	(125,157)	(127,968)
Administrative expenses	(23,763)	(24,372)	(19,740)	(18,063)	(15,882)
Business re-structuring	(1,783)	—	—	(759)	—

Operating profit	36,373	38,967	23,514	17,508	18,651
Profit on fixed asset disposals	305	1,509	3,137	3,907	3,908

Profit before interest, taxation And sale of businesses	36,678	40,476	26,651	21,415	22,559

Retailing	24,487	29,015	27,541	25,480	25,912
Central costs	(2,613)	(2,686)	(2,993)	(3,306)	(3,353)

Total continuing operations	21,874	26,329	24,548	22,174	22,559
Discontinued operations	16,587	14,147	2,103	—	—
Business re-structuring	(1,783)	—	—	(759)	—

Total profit before interest, taxation and sale of businesses	36,678	40,476	26,651	21,415	22,559

Profit on sale of businesses	—	—	51,507	—	—

Profit before interest and taxation	36,678	40,476	78,158	21,415	22,559
Net interest expense	(31,860)	(36,135)	(21,274)	(20,532)	(12,094)

Profit before taxation	4,818	4,341	56,884	883	10,465
Taxation	—	(504)	(605)	(139)	(2,021)

Profit for the period	4,818	3,837	56,279	744	8,444

Amounts in accordance with US GAAP
Net income/(loss) for the period (iii)
Continuing operations as previously reported	(13,819)	(14,948)	169	(4,682)	4,366
Restatement relating to deferral of gains on property sale and operating leaseback transactions	—	—	—	(481)	(2,494)

Discontinued operations	12,766	12,507	63,273	—	—

Total as restated	(1,053)	(2,441)	63,442	(5,163)	1,872

(i)	The Company has revised the presentation of sales arising from the processing of electronic phone top-up transactions, to reflect only the commission earned on these transactions. This has no effect on operating profit.

(ii)	The Company has restated its US GAAP net income/(loss) for the period in recognition of an additional difference between UK GAAP and US GAAP concerning gains arising from property sale and operating leaseback transactions. See Note 29 of Notes to the Financial Statements.

(iii)	In calculating net income/(loss) in accordance with US GAAP, certain Company charges (such as interest expense) have not been allocated to the discontinued operations and instead have been wholly allocated to continuing operations, as management has not considered such allocation to be meaningful.

	November 27, 1999	November 25, 2000	November 24, 2001	Restated (i) November 30, 2002	Restated (i) November 29, 2003
	(£ thousands)
Balance Sheet Data
Amounts in accordance with UK GAAP
Intangible assets – goodwill	2,502	5,751	4,816	6,718	7,533
Tangible assets	69,078	74,650	53,880	50,826	47,728
Inventories	54,505	49,553	34,790	34,378	34,115
Total current assets	115,431	118,872	175,780	80,957	87,761
Total assets	187,011	199,273	234,476	138,501	143,022
Long-term debt	218,264	233,349	205,089	144,470	136,240
Total debt	219,193	235,144	205,379	144,470	136,240
Capital stock	212	212	212	212	212
Shareholder’s deficit	(168,214)	(166,215)	(68,229)	(89,635)	(81,191)
Amounts in accordance with US GAAP
Intangible assets	113,330	109,966	75,067	72,736	73,858
Tangible assets	69,078	74,650	53,880	50,826	47,728
Other non-current assets	24,940	24,497	21,351	2,479	2,023
Inventories	54,505	49,553	34,790	34,378	34,115
Total current assets	115,431	118,872	178,394	87,301	95,005
Total assets	322,779	327,985	328,692	213,342	218,614
Long-term debt	224,587	238,790	209,113	146,949	138,263
Total debt	225,516	240,585	209,403	146,949	138,263
Capital stock	212	212	212	212	212
Shareholder’s equity (deficit) as restated (i)	(43,425)	(47,861)	15,911	(38,650)	(34,865)
Number of equity shares (000s)	21,235	21,235	21,235	21,235	21,235

(i)	The Company has restated its US GAAP Shareholder’s equity (deficit) in recognition of an additional difference between UK GAAP and US GAAP, concerning gains arising from property sale and operating leaseback transactions. See Note 29 of Notes to the Financial Statements.

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

The Noon Buying Rate is the City of New York rate for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York. On March 24, 2004, the latest practicable date prior to filing this report, the rate was $1.8351 = £1.00. The US dollar liability under the Senior Notes has been translated at $1.7101 = £1.00 being the representative US dollar/UK sterling exchange rate on November 29, 2003 (November 30, 2002 $1.5515 = £1.00, November 24, 2001 $1.4100 = £1.00).

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

Item 15.	Controls and Procedures

As of November 29, 2003, management, including the Company’s Chief Executive Officer and Finance Director, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon, and as of the date of, that evaluation, the Chief Executive Officer and Finance Director concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarised and reported as and when required, subject to the following:

The Company’s auditors, Ernst & Young LLP, identified an error in respect of the Company’s accounting for property sale and operating leaseback transactions under US GAAP. Consequently, the Company has restated, under US GAAP, the gains arising from property sale and operating leaseback transactions that were previously recognised in the year of the transaction, as discussed more fully in Note 29 of Notes to the Financial Statements. This resulted in the Company restating its Fiscal 2002 and Fiscal 2003 US GAAP net income (loss) and shareholders’ deficit. There are no changes to the Company’s Fiscal 2002 and Fiscal 2003 financial statements and related notes prepared in accordance with UK GAAP.

In January 2005, the Company’s auditors, Ernst & Young LLP, reported to TM Group Holdings PLC’s audit committee and management that Ernst & Young LLP considered that there was insufficient knowledge and experience of US GAAP in the Company’s corporate accounting department and that Ernst & Young considered this matter to be a reportable condition (as defined under standards adopted by the Public Company Accounting Oversight Board) representing a material weakness in the Company’s internal controls over financial reporting. Ernst & Young LLP has provided an unqualified audit report on the Company’s financial statements for Fiscal 2002 and Fiscal 2003.

In order to address this weakness, management are currently reviewing their resources and considering the changes necessary to remediate this deficiency and to improve the US GAAP reporting process.

Subject to the foregoing, since November 29, 2003 there have been no significant changes in the Company’s internal financial controls or in other factors that could significantly affect internal financial controls.

Item 18.	Financial Statements

The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Financial Statements Consolidated Profit and Loss Accounts for the 52 weeks ended November 24, 2001, the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003	F-2
Consolidated Balance Sheets at November, 30 2002 and November 29, 2003	F-3
Consolidated Statements of Changes in Shareholder’s Funds for the 52 weeks ended November 24, 2001, the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003	F-4
Consolidated Cash Flow Statements for the 52 weeks ended November 24, 2001, the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003	F-5
Notes to the Financial Statements	F-6
Schedule for the 52 weeks ended November 24, 2001, the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003 Valuation and Qualifying Accounts	S-1

Item 19.	Exhibits

1.1	Articles of Association of TM Group Holdings PLC (incorporated by reference to Exhibit 3.1 of Amendment No.3 to the registration statement of TM Group Holdings PLC submitted on Form F-4 on February 24, 1999 (File No. 333-9268)).

2.1	Indenture, dated as of May 14, 1998, between TM Group Holdings PLC and Bankers Trust Company, London Branch, as Trustee, in respect of TM Group Holdings PLC’s 11% Senior Notes due May 15, 2008 (incorporated by reference to Exhibit 4.1 of Amendment to the registration statement of TM Group Holdings PLC submitted on Form F-4 on June 19, 1999 (File No. 333-9268)).

2.2	Indenture, dated as of May 14, 1998, between TM Group Holdings PLC and Bankers Trust Company, London Branch, as Trustee, in respect of TM Group Holdings PLC’s 12¼% Senior Subordinated Notes due May 15, 2008 (incorporated by reference to Exhibit 4.2 of the registration statement of TM Group Holdings PLC submitted on Form F-4 on April 30, 1999 (File No. 333-9268)).

4.1	Agreement for the sale and purchase of TM Group Limited and its subsidiaries, dated as of July 20, 2001, between TM Group Holdings PLC, Compass Group, UK and Ireland Limited, James Lancaster and Russell Cox (incorporated by reference to Exhibit 4.2 of Annual Report of TM Group Holdings PLC submitted on Form 20-F on March 20, 2001 (File No. 333-9268))

8.	List of principal subsidiaries (Previously filed as exhibit 8 to the Original Filing)

12.1	Section 302 Certification of Chief Executive Officer as required by Rule 13a – 14(a) or Rule 15d – 14(a) (Filed herewith).

12.2	Section 302 Certification of Chief Financial Officer as required by Rule 13a – 14(a) or Rule 15d – 14(a) (Filed herewith).

13.1	Section 906 Certification of Chief Executive Officer as required by Rule 13a – 14(b) or Rule 15d – 14(b) (Furnished herewith).

13.2	Section 906 Certification of Chief Financial Officer as required by Rule 13a - 14(b) or Rule 15d - 14(b) (Furnished herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this amendment of its annual report on its behalf.

TM GROUP HOLDINGS PLC (REGISTRANT)

By:	/s/ JONATHAN MILLER
Name:	Jonathan Miller
Title:	Chief Financial Officer

JANUARY 31, 2005

TM GROUP HOLDINGS PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To	The Board of Directors

TM Group Holdings PLC

We have audited the accompanying consolidated balance sheets of TM Group Holdings PLC at November 30, 2002 and November 29, 2003, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, changes in Shareholder’s funds and cash flows for the 52 weeks ended November 24, 2001, the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

London, England

March 26, 2004, except for

Note 29, Differences between United Kingdom and

United States Generally Accepted Accounting Principles,

as to which the date is

January 31, 2005

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

THE NOTES TO THE FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

F -2-

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEETS

	Notes	November 30, 2002	November 29, 2003
		(£ thousands)
Fixed assets
Goodwill	12	6,718	7,533
Tangible assets	13	50,826	47,728

		57,544	55,261

Current assets
Inventories	15	34,378	34,115
Debtors	16	22,389	27,844
Other current assets	17	2,780	177
Cash at bank and in hand		21,410	25,625

		80,957	87,761

Creditors: amounts falling due within one year
Trade creditors		(67,216)	(68,091)
Other liabilities	18	(12,972)	(17,026)

		(80,188)	(85,117)

Net current assets		769	2,644

Total assets less current liabilities		58,313	57,905

Creditors: amounts falling due after more than one year
Loans	19	(144,470)	(136,240)
Other liabilities		(767)	(697)

		(145,237)	(136,937)

Provisions for liabilities and charges	21	(2,711)	(2,159)

Net liabilities		(89,635)	(81,191)

Capital and reserves(i)
Called up share capital		212	212
Share premium account		20,527	20,527
Other reserves		(59,892)	(59,892)
Profit and loss account		(50,482)	(42,038)

Equity shareholder’s funds (deficit)		(89,635)	(81,191)

(i)	A summary of the significant adjustments to capital and reserves that would be required if US generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 29 of Notes to the Financial Statements.

THE NOTES TO THE FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

F -3-

TM GROUP HOLDINGS PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S FUNDS

Share Capital

	Equity Shares
	Ordinary Shares of 1p each
	(Number)	(£)
	(in thousands)
Authorised
Balance at November 26, 2000, November 24, 2001, November 30, 2002 and November 29, 2003	26,235	262

Issued
Balance at November 26, 2000, November 24, 2001, November 30, 2002 and November 29, 2003	21,235	212

Shareholder’s Funds

	Share capital	Share Premium Account (i)	Other reserves (i)	Profit and loss account (ii)	Total Shareholder’s funds
	(£ thousands)
Balance at November 26, 2000	212	20,527	(59,892)	(127,062)	(166,215)
Profit for the period	—	—	—	56,279	56,279
Goodwill previously written off in respect of disposals	—	—	—	41,707	41,707

Balance at November 24, 2001	212	20,527	(59,892)	(29,076)	(68,229)
Profit for the period	—	—	—	744	744
Goodwill previously written off in respect of disposals	—	—	—	300	300
Dividends paid and proposed	—	—	—	(22,450)	(22,450)

Balance at November 30, 2002	212	20,527	(59,892)	(50,482)	(89,635)
Profit for the period	—	—	—	8,444	8,444

Balance at November 29, 2003	212	20,527	(59,892)	(42,038)	(81,191)

(i)	Share premium account and other reserves are not distributable. A capital redemption reserve of £50,000 is included with Other Reserves.

(ii)	Profit and loss account includes £92,552,000 (2002: £92,552,000, 2001: £92,852,000) goodwill written off.

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

On November 28, 1998, a subsidiary of the Company acquired the entire issued share capital of Tog Limited. As part of the financing of that acquisition, the entire issued share capital of the Company was acquired by Thistledove Limited, which subscribed 20,734,550 “B” ordinary shares in Holdings at £1 each (the “November Recapitalisation”).

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

The consolidated financial statements have been prepared using merger accounting principles, reflecting the fact that the ownership and control of the Group remained with the same shareholders after the May 1998 and November 1998 Recapitalisations. Schedule 4A to the Companies Act 1985 and Financial Reporting Standard 6, “Acquisitions and Mergers”, require business combinations, which include a substantial cash element to be accounted for using acquisition accounting principles. The use of acquisition accounting would give rise to goodwill on consolidation. As there was no arm’s length acquisition price in the recapitalisation, the resulting goodwill would not be a meaningful amount. In addition, as there was no external acquiring party, such goodwill would in effect be self-generated goodwill. In the opinion of the directors, the acquisition method of accounting would not result in a true and fair view of either the results of operations or financial position of the Group. No quantification of this departure is given as to do so would be misleading.

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

Capital instruments

Shares are included in shareholder’s funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and if not they are included in shareholder’s funds. The finance cost recognised in the profit and loss account in respect of capital instruments other than equity shares is allocated to periods over the term of the instrument at a constant rate on the carrying amount.

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

The above staff costs exclude directors’ emoluments

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

During Fiscal 2001, the Group disposed of the Mayfair Services business of TM Vending Limited, TM Group Limited, Vendepac Limited and its subsidiary companies. The disposals are summarised as follows:

(£ thousands)
Net assets disposed of:
Tangible fixed assets	20,633
Goodwill (including amounts previously eliminated against reserves)	43,908
Stock	13,830
Debtors	10,414
Creditors	(23,957)
Cash	1,836

66,664
Pension scheme surplus released	(2,414)
Profit on disposal (note 5)	51,507

115,757

Satisfied by:
Cash	112,155
Deferred consideration	6.208
Disposal costs	(2,606)

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

The $145,297,000 Senior Notes due in May 2008 have been translated at November 29, 2003 at the rate of $1.7101 = £1 (2002: $1.5515). Interest on the Senior and Senior Subordinated Notes is payable half-yearly. These Notes are redeemable in whole or in part at the option of the Company. They are unsecured and rank pari passu with any existing and future senior unsecured indebtedness of the Company and senior to all existing and future subordinated debt of the Company, but are subordinate to all liabilities in the subsidiaries of the Company.

Maturity of Debt

	November 30, 2002	November 29, 2003
	(£ thousands)
Amounts falling due:
In more than two years but not more than five years	—	138,263
In more than five years	146,949	—

	146,949	138,263
Less: unamortised issue costs	(2,479)	(2,023)

Total borrowings	144,470	136,240

20.	Financial Risk Management

Derivatives and other financial instruments

The Group’s principal financial instruments, other than derivatives, comprise loans, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial instruments, such as trade debtors and trade creditors that arise directly from its operations.

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

Under the transitional rules of FRS 17 – Retirement Benefits – certain additional disclosures are required in the financial statements, which are set out below. The disclosures are based upon the last full valuations of the schemes, which were carried out at March 31, 2002 (TM Group Pension Scheme) and April 30, 2002 (TM Pension Plan) and have been updated to November 29, 2003 by qualified independent actuaries, using revised assumptions that are consistent with the requirements of FRS 17.

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

The Group did not have any material contingent liabilities at November 29, 2003. Certain subsidiaries of the Company have assigned UK property leases in the normal course of business. Should the assignees fail to fulfil any obligations in respect of these leases, members of the Group may be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the profit and loss as it arises, has not been material.

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

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles

The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ from US generally accepted accounting principles (“US GAAP”). The significant differences as they apply to the Group are described below.

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

Profit on sale of businesses and fixed assets

Certain exceptional items are shown on the face of the profit and loss account after operating profit. These items are gains on the sale of businesses and fixed assets. Under US GAAP these items, to the extent recognised, are included within operating profit or other income. Under UK GAAP, gains arising from property sale and operating leaseback transactions are recognised in the period of the transaction. Under US GAAP, such gains are recognised in proportion to the gross rental charged over the lease term.

The following is a summary of the significant adjustments to profit for the year and shareholder’s funds which would be required if US GAAP were to be applied instead of UK GAAP.

Profit for the period

	52 weeks ended November 24, 2001	Restated(i) 53 weeks ended November 30, 2002	Restated(i) 52 weeks ended November 29, 2003
	(£ thousands)
Profit for the period as reported in the consolidated profit and loss account under UK GAAP	56,279	744	8,444
Adjustments
Pension costs	(1,729)	(1,862)	(6,403)
Amortisation of goodwill	(5,202)	(4,210)	398
Profit on property sale and operating leaseback transactions	—	(481)	(2,494)
Goodwill in respect of disposals	12,945	66	—
Dilapidations provisions	900	31	8
Deferred taxation on adjustments	249	549	1,919

Net income/(loss) for the period as adjusted to accord with US GAAP	63,442	(5,163)	1,872

Comprising:
Net income/(loss) for the period as adjusted to accord with US GAAP, as previously reported	63,442	(4,682)	4,366
Restatement relating to deferral of gains on property sale and operating leaseback transactions (i)	—	(481)	(2,494)

Net income/(loss) for the period as adjusted to accord with US GAAP, as restated	63,442	(5,163)	1,872

(i)	The restatement relates to the treatment under US GAAP of gains arising from property sale and operating leaseback transactions. Under US GAAP, such gains are recognised in proportion to the gross rental charged over the lease term. Under UK GAAP, gains arising from property sale and operating leaseback transactions are recognised in the period of the transaction. Previously, the Company accounted for gains arising from property sale and operating leaseback transactions under US GAAP using the same method as under UK GAAP. The effect of the restatement on the Company’s US GAAP financial statements is to decrease gains on property sale and operating leaseback transactions and thus increase net loss or decrease net income.

F -30-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Comprehensive income

Comprehensive income under US GAAP is as follows:

	52 weeks ended November 24, 2001	Restated(i) 53 weeks ended November 30, 2002	Restated(i) 52 weeks ended November 29, 2003
	(£ thousands)
Net income/(loss) for the period as adjusted to accord with US GAAP	63,442	(5,163)	1,872
Other comprehensive income:
Pension (costs)/credit net of tax at 30%	—	(25,257)	2,052
Change in fair value of derivatives net of tax at 30%	(820)	(1,691)	(139)
Cumulative effect on prior periods of adoption of FAS 133 net of tax at 30%	2,650	—	—

	1,830	(26,948)	1,913

Comprehensive income/(loss)	65,272	(32,111)	3,785

Movements in other comprehensive income amounts (net of related tax) are as follows:

	52 weeks ended November 24, 2001	53 weeks ended November 30, 2002	52 weeks ended November 29, 2003
Movement in Fair Value of Derivatives	(£ thousands)
At beginning of period	—	1,830	139
Effect on adoption of FAS 133	2,650	—	—
Losses during the period	(820)	(1,691)	(139)

At end of period	1,830	139	—

Minimum pension accrual
At beginning of period	—	—	(25,257)
Movement in the period	—	(25,257)	2,052

At end of period	—	(25,257)	(23,205)

Total
At beginning of period	—	1,830	(25,118)
Effect on adoption of FAS133	2,650	—	—
Movement in the period	(820)	(26,948)	1,913

At end of period	1,830	(25,118)	(23,205)

F -31-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Shareholder’s funds

	Restated(i) November 30, 2002	Restated(i) November 29, 2003
	(£ thousands)
Shareholder’s funds (deficit) as reported in the consolidated balance sheet under UK GAAP	(89,635)	(81,191)

Adjustments
Intangible fixed assets — goodwill Cost	85,585	65,205
Accumulated amortisation	(19,778)	1,000

Net	65,807	66,205

Other intangible asset – pensions	211	120
Current assets - derivatives	199	—
Debtors due after more than one year:
Deferred issue costs	2,479	2,023
Pension accrual	(20,827)	(24,207)
Dilapidations provisions	(69)	(61)
Current liabilities:
Deferred gains on property sale and operating leaseback transactions	(36)	(202)
Deferred taxation
On adjustments	6,145	7,244
Creditors due after more than one year:
Deferred issue costs	(2,479)	(2,023)
Deferred gains on property sale and operating leaseback transactions	(445)	(2,773)

Shareholder’s equity (deficit) as adjusted to accord with US GAAP	(38,650)	(34,865)

Comprising:
Shareholder’s equity (deficit) as adjusted to accord with US GAAP, as previously reported	(38,169)	(31,890)
Restatement relating to deferral of gains on property sale and leaseback transactions	(481)	(2,975)

Shareholder’s equity (deficit) as adjusted to accord with US GAAP, as restated	(38,650)	(34,865)

(i)	The restatement relates to the treatment under US GAAP of gains arising from property sale and operating leaseback transactions. Under US GAAP, such gains are recognised in proportion to the gross rental charged over the lease term. Under UK GAAP, gains arising from property sale and operating leaseback transactions are recognised in the period of the transaction. Previously, the Company accounted for gains arising from property sale and operating leaseback transactions under US GAAP using the same method as under UK GAAP. The effect of the restatement on the Company’s US GAAP financial statements is to decrease gains on property sale and operating leaseback transactions and thus decrease shareholder’s equity (increase shareholder’s deficit).

Reconciliation of movement in Shareholder’s funds under US GAAP

Restated(i) November 29, 2003
(£ thousands)
Shareholder’s equity (deficit) as adjusted to accord with US GAAP at beginning of the period	(38,650)
Income for the period available for equity shareholders as adjusted to accord with US GAAP	1,872
Movement in other comprehensive income during period	1,913

Shareholder’s equity (deficit) as adjusted to accord with US GAAP at end of the period	(34,865)

F -32-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

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

F -35-