Form 20-F
period 2004-11-27
TM GROUP HOLDINGS PLC
filed 2005-03-24
CIK 1067944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 27, 2004

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

The Company publishes its Financial Statements in pounds sterling. In this Form 20-F, references to “pounds sterling” or “£” are to currency of the United Kingdom and references to “US dollars” or “$” are to United States currency. For the convenience of the reader, this Form 20-F contains translations of certain pounds sterling amounts into US dollars at the specified rates. These translations should not be construed as a representation that such pound sterling amounts actually represent such US dollar amounts or could be, or could have been, converted into US dollars at the rates indicated or at any other rate. On March 22, 2005, the Noon Buying Rate was $1.8997 = £1.00. See Item 3. “Key Information—Exchange Rates” for information regarding the rates of exchange between the US dollar and the pound sterling.

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

The Company’s fiscal year ends on the last Saturday in November each year. Thus, for example, “Fiscal 2004” refers to the fiscal year ended November 27, 2004. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated.

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

SELECTED FINANCIAL DATA

The following selected consolidated financial data for the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003 and November 27, 2004, and at November 29, 2003 and November 27, 2004, are derived from the Company’s audited financial statements included elsewhere in this Form 20-F. The selected consolidated financial data for the 52 weeks ended November 27, 1999 and November 25, 2000 and at November 27, 1999, November 25, 2000 and November 24, 2001, are derived from audited financial statements not included herein. These financial statements have been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm.

The Company’s Financial Statements are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. See Note 29 of Notes to the Financial Statements.

The selected financial data set forth overleaf should be read in conjunction with the Company’s Financial Statements and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this Form 20-F.

	52 weeks ended		53 weeks ended	52 weeks ended
	November 25, 2000	November 24, 2001	November 30, 2002	November 29, 2003	November 27, 2004
	(£ thousands)
Income Statement Data
Amounts in accordance with UK GAAP
Sales
Retailing - ongoing	672,197	661,050	664,461	635,453	619,849
- acquired	—	—	—	—	21,670
Discontinued operations	199,221	42,792	—	—	—

Total sales	871,418	703,842	664,461	635,453	641,519
Cost of sales	(639,878)	(524,220)	(502,974)	(472,952)	(476,192)
Selling and distribution costs	(168,201)	(136,368)	(125,157)	(127,968)	(131,420)
Administrative expenses	(24,372)	(19,740)	(18,063)	(15,882)	(16,974)
Business re-structuring	—	—	(759)	—	(1,236)

Operating profit	38,967	23,514	17,508	18,651	15,697
Profit from discontinued operations	—	—	—	—	1,573
Profit on fixed asset disposals Profit on fixed asset disposals	1,509	3,137	3,907	3,908	4,154

Profit before interest, taxation and sale of businesses	40,476	26,651	21,415	22,559	21,424

Retailing - ongoing	29,015	27,541	25,480	25,912	23,426
- acquired	—	—	—	—	324
Central costs	(2,686)	(2,993)	(3,306)	(3,353)	(2,663)

Total continuing operations	26,329	24,548	22,174	22,559	21,087
Discontinued operations	14,147	2,103	—	—	1,573
Business re-structuring	—	—	(759)	—	(1,236)

Total profit before interest, taxation and sale of businesses	40,476	26,651	21,415	22,559	21,424

Profit on sale of businesses	—	51,507	—	—	—

Profit before interest and taxation	40,476	78,158	21,415	22,559	21,424
Net interest expense	(36,135)	(21,274)	(20,532)	(12,094)	(8,426)

Profit before taxation	4,341	56,884	883	10,465	12,998
Taxation	(504)	(605)	(139)	(2,021)	(4,758)

Profit for the period	3,837	56,279	744	8,444	8,240

Amounts in accordance with US GAAP
Net (loss)/income for the period (i)
Continuing operations	(14,948)	169	(5,163)	1,872	(811)
Discontinued operations	12,507	63,273	—	—	1,573

Total	(2,441)	63,442	(5,163)	1,872	762

(i)	In calculating net (loss)/income in accordance with US GAAP, certain Company charges (such as interest expense) have not been allocated to the discontinued operations and instead have been wholly allocated to continuing operations, as management has not considered such allocation to be meaningful.

	November 25, 2000	November 24, 2001	November 30, 2002	November 29, 2003	November 27, 2004
	(£ thousands)
Balance Sheet Data
Amounts in accordance with UK GAAP
Intangible assets – goodwill	5,751	4,816	6,718	7,533	15,777
Tangible assets	74,650	53,880	50,826	47,728	45,747
Inventories	49,553	34,790	34,378	34,115	38,880
Total current assets	118,872	175,780	80,957	87,761	85,985
Total assets	199,273	234,476	138,501	143,022	147,509
Long-term debt	233,349	205,089	144,470	136,240	128,949
Total debt	235,144	205,379	144,470	136,240	128,949
Capital stock	212	212	212	212	212
Shareholder’s deficit	(166,215)	(68,229)	(89,635)	(81,191)	(72,859)
Amounts in accordance with US GAAP
Intangible assets	109,966	75,067	72,736	73,858	80,846
Tangible assets	74,650	53,880	50,826	47,728	45,747
Other non-current assets	24,497	21,351	2,479	2,023	1,567
Inventories	49,553	34,790	34,378	34,115	38,880
Total current assets	118,872	178,394	87,301	95,005	93,809
Total assets	327,985	328,692	213,342	218,614	221,969
Long-term debt	238,790	209,113	146,949	138,263	130,516
Total debt	240,585	209,403	146,949	138,263	130,516
Capital stock	212	212	212	212	212
Shareholder’s (deficit)/equity	(47,861)	15,911	(38,650)	(34,865)	(31,133)
Number of equity shares (000s)	21,235	21,235	21,235	21,235	21,235

Exchange Rates

The following table sets out, for the periods and dates indicated, certain information regarding the Noon Buying Rate for pounds sterling, expressed in US dollars per £1.00.

Fiscal Year	At Period End	Average(1)	High	Low
2000	1.3997	1.5224	1.6520	1.3997
2001	1.4095	1.4416	1.5045	1.3730
2002	1.5515	1.4892	1.5915	1.4874
2003	1.7101	1.6304	1.7219	1.5500
2004	1.8817	1.8118	1.9073	1.7200

	High	Low
September 2004	1.8105	1.7733
October 2004	1.8404	1.7790
November 2004	1.9073	1.8323
December 2004	1.9482	1.9125
January 2005	1.9058	1.8647
February 2005	1.9249	1.8570
March 2005 (through March 22, 2005)	1.9292	1.8997

(1)	The average of the Noon Buying Rates on the last trading day of each full month during the fiscal year.

The Noon Buying Rate is the City of New York rate for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York. On March 22, 2005, the latest practicable date prior to filing this report, the rate was $1.8997 = £1.00. The US dollar liability under the Senior Notes has been translated at $1.8817 = £1.00 being the representative US dollar/UK sterling exchange rate on November 27, 2004 (November 29, 2003 $1.7101 - £1.00, November 30, 2002 $1.5515 = £1.00).

RISK FACTORS

Substantial Leverage and Debt Service Requirements

As of November 27, 2004, the Company’s consolidated long-term indebtedness, calculated in accordance with UK GAAP, was £128.9 million. In addition, the Company and its subsidiaries may incur additional indebtedness in the future, subject to limitations imposed by the Indentures and the instruments governing the Company’s other indebtedness.

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

In December 2004, the Company renewed its agreement with HBOS (formerly the Bank of Scotland) for the granting of working capital facilities of £20 million, as permitted by covenants in the Notes. This agreement grants HBOS a charge over certain assets of the Company as security. HBOS permit this facility to be renewed annually although the Company has recently chosen to extend this facility for shorter periods in order to maximise its flexibility. The most recent renewal was for a period of six months.

Holding Company Structure, Subordination and Other Considerations

The Holding Company has no operations of its own. As a result, it is wholly dependent on dividends and inter-company payments (either advances or repayments) from its subsidiaries, the payment of which is limited by law. In addition, the ability of the Company’s subsidiaries to pay dividends and make inter-company advances to the Company depends on their earnings. The Company’s subsidiaries have no obligation, contingent or otherwise, to pay any amounts due under the Notes or to make funds available to the Company to enable it to pay any amounts due under the Notes. Generally, claims of creditors of a subsidiary, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by the subsidiary, and claims of preference shareholders (if any) of the subsidiary, will have priority with respect to the assets and earnings of the subsidiary over the claims of the creditors of its parent company. The Notes therefore are effectively subordinated to creditors (including trade creditors) and preference shareholders (if any) of its direct and indirect subsidiaries. As of November 27, 2004, the Company had approximately £87.4 million of such liabilities, including £57.7 million due to trade creditors.

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

Rights of Secured Creditors under Insolvency Laws

The procedural and substantive provisions of UK insolvency and administrative laws generally are more favourable to secured creditors than comparable provisions of US law and afford debtors and unsecured creditors only limited protection from the rights of secured creditors. As a result, the ability of the holders of the Notes to protect their interests in the Company may be more limited than under US laws. Under UK insolvency law, the liabilities of the Company in respect of the Notes would be paid in the event of a liquidation or similar proceeding after payment of all secured indebtedness of the Company and certain other creditors which are entitled to priority under UK law. The latter include creditors in respect of (i) amounts owed to the UK Inland Revenue, (ii) amounts owed to UK Customs and Excise in respect of value added tax and certain other taxes and duties, (iii) amounts owed in respect of UK social security contributions, (iv) amounts owed in respect of occupational pension schemes and (v) certain amounts owed to employees.

Reduced Demand for Tobacco Products - Relaxation on Personal Imports

The Company is a significant retailer of tobacco products in the United Kingdom, with tobacco accounting for approximately 29 per cent of its revenues from continuing operations in Fiscal 2004. The tobacco industry, both in the United Kingdom and abroad, has faced, and continues to face, a number of issues that may adversely affect demand for tobacco products, the volume of sales, operating revenues, cash flows, operating profit and financial position of the Company. In the United Kingdom, these issues include: actual and proposed regulatory controls at both the EU and UK level, excise tax increases, proposed governmental and voluntary private bans and restrictions on smoking (including in places and in buildings permitting public access), recent actual restrictions on tobacco marketing, advertising and sales, increased assertions of adverse health effects associated with both smoking and exposure to environmental tobacco smoke (“ETS”), legislation or other governmental action seeking to ascribe to tobacco manufacturers responsibility for any adverse health effects associated with both smoking and exposure to ETS, the diminishing social acceptance of smoking, increased pressure from anti-smoking groups, unfavourable press reports, governmental investigations, and increased smoking and ill-health litigation, including private plaintiff class action litigation. See “—Effect of UK Government Tobacco Regulation and UK Litigation” and “Item 4. Information on the Company—Regulation and Litigation”.

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

The Government is continuing its comprehensive strategy on reducing smoking and improving public health. Most recently, at the beginning of March 2004, the Government began a new consultation process on improving public health, one of the central tenets of which is the reduction of levels of smoking. As a result of this, the UK Government published another White Paper on 16 November 2004. Although it does not propose an outright ban, the paper sets out a schedule for banning smoking in most public places and workplaces in order to protect the welfare of others. Exemptions are proposed for pubs that do not serve food and private clubs. Smoking “in the bar area” will be prohibited everywhere.

A number of substantial restrictions on the marketing, advertising, product design and consumption of cigarettes have been introduced by Government regulation. For example, the Tobacco Advertising and Promotion Act 2002 came into force on February 14, 2003. The Act makes it an offence to: publish tobacco advertisements in the United Kingdom; devise or distribute a tobacco advertisement in the United Kingdom, whether in electronic or other form; display tobacco products or their prices in a place or website where tobacco products are offered for sale if the display does not comply with such requirements as may be specified in regulations; distribute free to the public any product or coupon with the purpose of promoting a tobacco product; be a party to a sponsorship agreement if the purpose or effect of that agreement is to promote tobacco products in the United Kingdom. Supplementary regulations have been created to consolidate, develop and strengthen this legislation and it is anticipated that advertising and sponsorship will be largely prohibited by 2006.

Legislative restrictions on the marketing, advertising, product design and consumption of cigarettes have had an adverse impact on the Company’s results of operations in recent years and are expected to continue to adversely affect results of operations in the future.

Parties seeking damages for illnesses claimed to have resulted from tobacco consumption have sued tobacco manufacturers in the United Kingdom, including the Company’s suppliers. The Company is not a party to any smoking and related ill-health litigation in any jurisdiction. However, there can be no guarantee that such actions will not arise in the future. In addition, although the Company is currently only a retailer of tobacco products, previous sales of cigarettes under Forbuoys’ own brand name and, with the acquisition of Dillons Stores Limited in August 2004, current sales of cigarettes under own brand names, although all manufactured by another company, as well as the Company’s activities as a tobacco retailer, could potentially subject the Company to future litigation. See “Item 4. Information on the Company—Regulation and Litigation”.

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

Integration of Acquisitions

During Fiscal 2004 a subsidiary of the Company acquired the entire share capital of Dillons Stores Limited that operates 181 newsagent stores. The Company and its subsidiaries may make other acquisitions in the future as part of its business strategy. Such acquisitions are made on the basis of achieving certain benefits for the whole business within an anticipated time-frame. However, failure to adequately manage the integration processes and co-ordinate the strategies of the newly acquired entities may affect the Company’s operating profit.

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

Dependence on Certain Employees

Each of the Company’s executive officers has responsibility for an important segment of the Company’s operations. The loss of any such person’s services could be detrimental to the Company’s operations, although the Company believes that, subject to the need to review and improve internal controls and systems discussed immediately below, it has adequate depth at all levels of management. To ensure continuity of management, the Company has entered into a service agreement with Mr. Lancaster, and has obtained “Key Man” life insurance policies on Mr Lancaster.

Issues regarding Internal Controls

In January 2005, the Company’s independent registered public accounting firm, Ernst & Young LLP, reported to TM Group Holdings PLC’s audit committee and management that Ernst & Young LLP considered that there was insufficient knowledge and experience of US GAAP in the Company’s corporate accounting department and that Ernst & Young considered this matter to be a reportable condition (as defined under standards adopted by the Public Company Accounting Oversight Board) representing a material weakness in the Company’s internal controls over financial reporting. Ernst & Young LLP has provided an unqualified audit report on the Company’s financial statements for Fiscal 2002 and Fiscal 2003.

In order to address this weakness, management are currently reviewing their resources and considering the changes necessary to remediate this deficiency and to improve the US GAAP reporting process. Options being considered include establishing procedures for the necessary periodic updates by external accounting advisors.

During the period of remediation, there can be no assurance that additional reportable conditions in the Company’s internal controls will not be discovered. Any failure to remediate the material weakness identified in Item 15 of this Annual Report or implement required new or improved controls, or difficulties encountered in their implementation, could cause the Company to fail to meet its reporting obligations relating to reconciliation of its financial statements to US GAAP.

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

Currency Translation Risks Relating to the Senior Notes

As a result of US dollar denominated borrowings of $145 million and interest payments thereon, the Company’s balance sheet and profit and loss account can be significantly affected by movements in the US dollar/sterling exchange rates. The Company has partially mitigated the effect of this currency exposure by purchasing options to buy US dollars. In managing its currency exposures, the Company’s objectives are to maintain a low cost of borrowing and to retain some potential for currency-related appreciation while hedging against currency depreciation.

Since May 1998, the Company acquired a series of options, exercisable on May 13, 2003, to purchase US dollars at a rate between $1.55 = £1.00 and $1.60 = £1.00. The level of US borrowings covered by the options was $150 million. These options were not exercised and therefore lapsed during the period ended November 29, 2003.

On May 14, 2003, the Company acquired an option, exercisable on November 13, 2003, to purchase US dollars at the rate of $1.55 = £1.00 which covered US borrowings of $125 million. At the expiration of this option, the Company acquired a replacement option, exercisable on March 15, 2004, to purchase US dollars at the rate of $1.59 = £1.00 which also covered US borrowings of $125 million.

Subsequent options to purchase $145 million were acquired as follows:

•	In March 2004 expiring July 2004 at the rate of $1.7025 = £1

•	In July 2004 expiring January 2005 at the rate of $1.6930 = £1

These options were not exercised and therefore lapsed at their expiry date above.

Subsequent to the year end, in January 2005, an option was acquired to purchase $145 million at the rate of $1.7380 = £1.00. This option will expire July 4, 2005.

The Company had also entered into forward foreign currency contracts for the purchase, at rates varying from $1.5891 = £1.00 to $1.6177 = £1.00, or US dollar amounts equal to the total of the first ten half-yearly interest payments on the senior notes, for settlement on each interest payment date between November 1998 and May 2003. These forward foreign currency contracts were accounted for as hedges in accordance with the Company’s accounting policy and expired in May 2003. In October and November 2003, further forwards currency contracts at rates of $1.6459 = £1.00 and $1.67 = £1.00 were taken out and used for the November 2003 interest payment on the senior notes. There were no outstanding contracts at the period end November 29, 2003 or November 27, 2004 and therefore no unrecognised gains or losses.

The Company could still be exposed to material currency translation fluctuation in relation to the uncovered US borrowings of $297,000, the half yearly interest payments on the senior notes and, in any event, upon the expiration of the remaining option on July 4, 2005. The Company will continue to review its hedging arrangements and may amend them if it can do so on commercially attractive terms.

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

Acquisitions

The Company has made several strategic acquisitions since the MBO, its strategy depending on the availability of suitable acquisition candidates, financing on acceptable terms and the Company’s ability to comply with the restrictions, if any, contained in its debt agreements (including the Indentures). As part of its strategy the Company will evaluate potential acquisition candidates and expects to pursue strategic acquisitions in the future. During Fiscal 2004 a subsidiary of the Company acquired the entire share capital of Dillons Stores Limited, comprising 181 newsagent stores. (See “ - CTN, V-store and C-store Market”).

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

For Fiscal 2002, 2003 and 2004 the Company’s gross capital expenditure including small acquisitions was £11.2 million, £11.4 million and £12.6 million respectively. In addition, the acquisition of Dillons Stores Limited in Fiscal 2004 gave rise to £6.9 million of expenditure (net of cash acquired), with a further £6.3 million deferred. Expenditure connected with the refit, conversion or acquisition of stores excluding Dillons totalled respectively £7.3 million, £7.2 million and £7.4 million. The remainder was routine replacement of vehicles and equipment.

Business Overview

According to “Verdict on Neighbourhood Retailing”, published by Verdict Research Limited, TM Retail is the eighth largest neighbourhood retailer in the United Kingdom (based on share of sales). In Fiscal 2004, TM Retail generated profit before central costs, interest and tax of £24.1 million on sales of £641.5 million. It employed approximately 10,700 people and operated 1,327 stores as at November 27, 2004, comprising 307 Convenience stores (“C-stores”), 121 Variety stores (“V-stores”) and 899 Newsagents (“CTNs”).

TM Retail was formed on November 28, 1998, when Forbuoys acquired the shares of Tog Limited, the parent company of Martin Retail Group, for a total cash payment (including repayment of debt) of £75 million. The Company has retained the brand names of Forbuoys and Martin, based primarily in England and Wales, and R S McColl, the brand name under which Martin operated in Scotland.

TM Retail has continued to convert CTNs to C-stores to take advantage of the higher sales and margins from C-stores and the opportunities created by the recent changes in traditional retailing in the United Kingdom, adopting the McColls name (See “- CTN, V-store and C-store Market”).

On August 21, 2004, Forbuoys acquired Dillons Stores Limited (“Dillons”), from Tesco plc, comprising 181 newsagent stores.

Business Strategy

Management will continue to pursue the C-store conversion programme focusing on those of its 899 CTN locations that demonstrate the greatest potential for success as C-stores.

The Company continues to appraise the likely opportunities within its CTN estate. CTNs provide valuable cash generation where viable. Marginal performers can be sold or closed. The Company is currently running a programme of CTN disposals.

As a further development of the segmentation of its estate, management has classified 121 stores as V-stores. These are generally larger than average, generally high street-based and require a broader product range.

Operations

Established in 1935, Forbuoys expanded principally by opening shops on new public housing developments and in residential areas, retailing primarily confectionery, tobacco products and newspapers. At the time of the MBO, Forbuoys had 701 stores.

Following the MBO, and prior to the Martin acquisition, a total of 64 net loss making branch closures had taken place. Store numbers increased by a further 781 in 1998 with the acquisition of Martin. There was a net reduction of 222 stores between the beginning of Fiscal 1999 and the end of Fiscal 2003. Reasons for reduction vary from overlaps (eg between a Forbuoys and a Martin store), or closures of stores operating at a loss, to the related sale and purchase of stores with other C-store operators. In Fiscal 2004, 181 stores were acquired with Dillons, and the store base increased by net 131 stores in the year.

The following table sets out the total number of stores for the relevant periods.

	TM Retail
	Fiscal 2000	Fiscal 2001	Fiscal 2002	Fiscal 2003	Fiscal 2004
Beginning of period	1,353	1,291	1,230	1,213	1,196
End of period	1,291	1,230	1,213	1,196	1,327
Weighted average for the fiscal year	1,318	1,247	1,224	1,204	1,222

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

The principal product lines in TM Retail stores as an approximate percentage of sales were as follows:

	Fiscal 2002	Fiscal 2003	Fiscal 2004
	%	%	%
News	26	27	29
Tobacco	30	30	29
Confectionery/Soft Drinks	14	16	16
Grocery	7	8	9
Non-Food/Stationery (1)	19	14	12
Lottery “Instants”	3	4	4
Lottery on-line commissions	1	1	1

	100	100	100

(1)	Includes, among other products, greeting cards, toys, fireworks, stationery and phonecards.

Most of TM Retail’s CTNs and V-stores operate between the hours of 6.00 a.m. to 6.00 p.m. for six days a week and 7.00 a.m. to noon on Sundays. Most of TM Retail’s C-stores operate between the hours of 6.00 a.m. to 10.00 p.m. for seven days a week. Opening hours are reviewed on a store-by-store basis, and may vary depending upon local factors. Government legislation in England and Wales limits stores with retail space of more than 3,000 sq. ft. to a Sunday opening time of not more than six hours (a restriction that only applies to 14 TM Retail stores).

CTN, V-store and C-store Market

The traditional CTN is essentially a newsagent located in a residential area or local shopping centre, which sells newspapers and magazines, tobacco products and confectionery. A V-store is typically a larger store, located in a shopping centre, selling traditional CTN products as well as a broader range of goods such as greetings cards, toys, books and stationery.

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

According to “Verdict on Neighbourhood Retailing 2004”, published by Verdict Research Limited, considered to be the leading retail analysts and consultants in the United Kingdom and Europe, the Co-op Group is the largest neighbourhood retailer with a 5.7 per cent market share and TM Retail is the eighth largest with 1.9 per cent of the market, reflecting the high level of fragmentation. The rest of the market includes symbol grocers, multiple C-store operators, regional operators and independents. Between 1998 and 2003, the number of neighbourhood stores is estimated to have fallen by 10 per cent. The large regional chains of CTNs and C-stores have benefited from this trend as it has created a new opportunity to increase market share and store profitability.

C-store Conversion Programme

The Company believes that it has developed a strong position in the growing C-store market by converting its existing CTNs into C-stores, where appropriate. Management believes that conversion is significantly cheaper and lower-risk than acquiring or building new C-stores and allows it to benefit from the existing goodwill of its CTN stores. At the time a CTN is converted into a C-store, increased space is usually obtained by extending into the stockroom or office area, extending into adjacent premises, or relocating the existing business into larger, nearby premises, many by acquisition of a competitor business.

Properties

The majority of TM Retail’s stores are away from the main shopping street (referred to in the United Kingdom as the “high street”) in the town or village in which they are located and a large proportion are in or near housing estates. Many of the Company’s customers live within walking distance of TM Retail stores. Approximately 87 per cent of TM Retail stores are located in residential areas or small towns. The type of location of TM Retail stores as at November 27, 2004 was as follows:

	CTNs		C-stores		V-stores
Type of Location	No. of Shops	% of Total	No. of Shops	% of Total	No. of Shops	% of Total
Residential area	528	59	149	49	11	9
Local shopping centre	274	30	74	24	69	57
Large shopping centre	54	6	17	6	27	22
Large town centre	33	4	33	11	14	12
Other	10	1	34	11	0	0

Total	899	100	307	100	121	100

The breakdown of stores by retail space as of November 27, 2004 was as follows:

Retail Space (Sq. ft)	CTNs	C-stores	V-stores	Total Stores	Percentage of total Retail Space
Less than 500	221	21	0	242	18
500-999	512	79	0	591	45
1,000-1,999	157	160	53	370	28
Over 2,000	9	47	68	124	9

Total	899	307	121	1,327	100

TM Retail’s property portfolio and the nature of its ownership interests as at November 27, 2004 were as follows:

	Freehold(1)	Long Leasehold(2)	Short Leasehold(3)	Total(4)
Shops	70	23	1,409	1,502
Offices	1	0	4	5
Accommodation(5)	12	6	50	68
Other	1	1	20	22

	84	30	1,483	1,597

(1)	Owned by the Company.

(2)	All long leases have a remaining period of more than 50 years (as of November 27, 2004).

(3)	All short leases have a remaining period of less than 50 years (as of November 27, 2004).

(4)	The number of shop property interests is greater than the number of total stores due to sublet properties, vacant properties, failed assignees and multiple lease interests per branch.

(5)	Either vacant, sub-let or provided to store manager, typically over the shop.

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

The Tobacco Market

The UK duty-paid cigarette market accounted for an estimated 56 billion cigarettes in 2000, which made it the fifth largest market in Western Europe. The UK Government estimates in addition that almost 1 in 3 cigarettes consumed are not UK duty-paid, bringing total estimated consumption to 82 billion cigarettes. The smoking population in the United Kingdom is estimated to have remained constant at around 23.7 per cent of the population in 2000. In 2000, the UK tobacco duty paid market had an estimated retail value, including excise duties and VAT, of over £11.6 billion, of which approximately £10.7 billion was cigarette sales. The volumes of UK duty-paid tobacco products sold in the United Kingdom have declined since the 1970s. Total UK duty-paid cigarette consumer sales volumes over the period 1997 to 2000 fell by an average of 10 per cent each year. See “Item 3. Key Information—Reduced Demand for Tobacco Products – Relaxation on Personal Imports”. This period has also seen increasing demand for cigarette brands with a lower tar content and greater competition between manufacturers based on pricing. There are over 300 brands of cigarette sold in the United Kingdom. However, the market is highly concentrated, with the eight leading brands accounting for more than half of all cigarette sales.

A significant factor affecting the Company’s operations is excise duties on tobacco products although the impact has diminished since the disposal of Mayfair Services. As at January 2004, approximately [80] per cent of the recommended retail price for premium brand cigarettes sold in the United Kingdom consists of excise duties and VAT. Rates of duty charged on tobacco products in the United Kingdom are typically higher than those charged in other western European countries. This encourages illegal cross-border trade from countries with lower levels of duty. In March 2001, the UK Government estimated that 33 per cent of all tobacco consumed in the United Kingdom was not UK duty-paid; including almost 1 in 3 cigarettes and 80 per cent of hand-rolled tobacco.

For several years, the UK Government increased duties on tobacco products by an average of at least five per cent per annum in excess of the rate of inflation. However, the last increase of this magnitude was in the March 2000 Budget and in the subsequent budgets, the increase was in line with inflation (which in the March 2005 Budget meant an increase of 2.6 per cent). These increases have represented an annual direct increase in costs for tobacco manufacturers, which, but for the offsetting effect of illegal cross-border trade, when passed on to customers, is believed to have the effect of reducing the consumption of tobacco products. The continuing impact of price increases in the UK cigarette market, principally due to substantial duty increases in recent years, has reduced annual UK duty- paid volumes, led to greater price competition and accelerated trading down by consumers to lower price cigarette brands. These changes have particularly affected the premium sector of the UK cigarette market.

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

Regulation and Litigation

Tobacco Regulation in the United Kingdom

Advertising and Manufacturing Regulation

The advertising, sale and consumption of cigarettes and other tobacco products in the United Kingdom has traditionally been subject to pressure from the UK Government, health officials and anti-smoking groups. The current UK Government has emphasised its intention to ensure that the number of people smoking in the United Kingdom falls, and has been supported in this by pressure groups such as Action on Smoking and Health (ASH) and QUIT.

A number of substantial restrictions on the marketing, advertising, product design and consumption of cigarettes have been introduced by Government regulation (much of which implements EC legislation in this area). Recent examples include the Tobacco Advertising and Promotion Act 2002 the Tobacco Products (Manufacture, Presentation and Sale) (Safety) Regulations 2002 and the Tobacco Products Regulations 2001. The legislative restrictions on advertising and promotion restrict the types of media and forms of advertising used and require the placement of a health warning on every advertisement and on the packaging of tobacco products.

In particular, the Tobacco Advertising and Promotion Act 2002, which received Royal Assent on November 7, 2002, makes it an offence to: publish tobacco advertisements in the United Kingdom; print, devise or distribute a tobacco advertisement in the United Kingdom, (whether in electronic or other form); display tobacco products or their prices in a place or website where tobacco products are offered for sale if the display does not comply with such requirements as may be specified in regulations; distribute free to the public any product or coupon with the purpose of promoting a tobacco product; be a party to a sponsorship agreement if the purpose or effect of that agreement is to promote tobacco products in the United Kingdom. The Act also permits the Secretary of State to make ‘brand sharing’ regulations prohibiting or restricting the use of any name, emblem or other feature which is connected with a tobacco product, in connection with any other service or product. Such regulations were made in 2004 and are referred to below in more detail.

The Act supersedes voluntary agreements on advertising that had been in operation between the Government and the tobacco industry prior to it coming into force. Additionally, the ban on sponsorship under the Act now covers the promotion of tobacco products in the United Kingdom, which had previously been monitored by the Committee for Monetary Agreements on Tobacco Advertising and Sponsorship.

Under the Act, there are exemptions for certain advertisements in or outside the premises of “specialist tobacconists” (a shop selling tobacco products by retail more than half of whose sales derive from the sale of those tobacco products); to publications for which the UK is not the principle market (except in-flight magazines); and business or intra-trade related advertisements.

Pursuant to the first six commencement orders, the Act came into force in a staged timetable from February 14, 2003, except in the case of tobacco advertisements which are published, printed, devised or distributed solely for the purposes of a distribution that is restricted to those members of the public who before October 8, 1999 requested their inclusion in such distributions; or for the purposes of the promotion of a tobacco product in a place or on a website where tobacco products are offered for sale.

The prohibition under the Act was extended on December 21, 2004 to include advertisements in places where tobacco product are offered for sale (Tobacco Advertising and Promotion Act 2002 (Commencement No 7) Order 2004 for England, Wales and Northern Ireland and Tobacco Advertising and Promotion Act 2002 (Commencement No 8) (Scotland) Order 2004 for Scotland). By virtue of this same order, it will be extended on July 31, 2005 to all advertisements, other than in the case of a tobacco advertisement which is published, devised or distributed solely for the purposes of the promotion of a tobacco product on a website where tobacco products are offered for sale.

The Act has given rise to the introduction of associated regulations aimed at targeting and clarifying certain specific areas of tobacco advertising. The Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 came into force on December 21, 2004 despite a claim for judicial review by the tobacco industry (R (on the application of British American Tobacco and others) v Secretary of State for Health [2004] EWHC 2493 (Admin)). These regulations clarified that no offence would be committed under the Act by the publication of an advertisement on a gantry or display unit at a point of sale for tobacco products, provided that the advertisement is restricted to the name, emblem and price of the tobacco product (and no other words or images), covers a maximum area of 210mm x 147.5mm. and contains a health warning occupying 30% of its size. No offence is also committed by the publication of an advertisement on a vending machine from which only tobacco products are sold, provided that the advertisement consists only of a picture of the packet of a tobacco product which is for sale from that vending machine, is no larger than the surface area of the largest face of the packet of the tobacco product depicted and includes an appropriate health warning.

The Tobacco Advertising and Promotion (Specialist Tobacconists) Regulations 2004 also came into force on 21 December 2004, providing for stricter controls on the nature of any advertisements with regard to the exemption for specialist tobacconists.

In addition, the Tobacco Advertising and Promotion (Brandsharing) Regulations 2004 were passed on July 13, 2004, and are due to come into force on July 31, 2005. These regulations will prohibit the use by a person, in connection with any non-tobacco product, of any feature which is the same as, or is so similar as to be likely to be mistaken for, any feature which is connected with a tobacco product (or vice versa). They do not apply to point of sale brandsharing (subject to restrictions on size and warnings similar to those in the Tobacco Advertising and Promotion (Point of Sale) Regulations 2004).

All tobacco sponsorship (for example, in relation to Formula 1 and World Snooker) will end by July 31, 2005. The Tobacco Advertising and Promotion (Sponsorship) Transitional Regulations 2003 transposed the EU Directive 2003/33/EC in this regard (see European Regulation section below).

Other Existing Regulation

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

The Management of Health and Safety at Work Regulations 1999 require every employer to assess the risks to the health of his/her employer to which they are exposed whilst they are at work. The purpose of this assessment is to assist the employer in complying with the relevant statutory provisions of the Health and Safety at Work Act 1974.

The Workplace (Health, Safety and Welfare) Regulations 1992 contain provisions requiring employers to provide effective and suitable ventilation, and protection from discomfort caused by tobacco smoke.

In Scotland, (under the devolved powers) the Smoking, Health and Social Care Bill was introduced on 16 December 2004. The bill proposes to: ban smoking in enclosed public places; create an offence of permitting others to smoke in no-smoking areas; create an offence of smoking in no-smoking premises; create an offence of failing to display warning notices in no-smoking premises; and set out the powers of enforcement officers to enter no-smoking premises. The bill is due to come into force in the Spring of 2006. The bill is currently with the Health Committee and has passed the pre-legislative scrutiny stage. This followed a major consultation exercise on whether there should be further restrictions on smoking in public places. The consultation in Scotland prompted the UK Government to consider the possibility of a country-wide ban, embodied in the latest White Paper discussed below.

Review Committees, Charters and Reports

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

White Papers and Bills (Proposed Legislation)

On December 10, 1998, the UK Government issued a White Paper (“Smoking Kills – A White Paper on Tobacco”) that set out a concerted programme of action, the aim of which was to reduce smoking in the United Kingdom. The White Paper announced that the Government was planning a £50 million publicity campaign to shift attitudes and change behaviour and would invest £60 million in a comprehensive National Health Service (the “NHS”) service to help smokers to quit, which would include specialist counselling and a limited supply of free nicotine replacement therapy. This has been put into practice, with a billboard campaign, television campaign and specialist NHS clinics for smokers. The paper also stated that it did not feel a universal ban on smoking in all public places was justified while it could make fast and substantial progress in partnership with industry.

The Tobacco (Public Places and Workplaces) Bill was proposed as a private members bill in the House of Lords on 10 March 2004. It had its second reading in the House of Lords on 23 April 2004. No date was scheduled for a review by a committee before the end of the parliamentary session. There was insufficient parliamentary time to complete the process of this bill and as such the bill fell away and would need to be reintroduced to continue.

At the beginning of March 2004, the UK Government began a new consultation process on improving public health, one of the central tenets of which was the reduction of levels of smoking. As a result of this, the UK Government published another White Paper on 16 November 2004. Although it does not propose an outright ban, the paper sets out a schedule for banning smoking in most public places and workplaces in order to protect the welfare of others. In addition, chapter 1, paragraph 23 states that: “While people want to make their own health decisions, they do expect the Government to help by creating the right environment. Therefore, supporting informed choice is the first principle on which this White Paper is built”.

The key provisions set out are as follows. Smoking is to be banned in most workplaces and places where food is served. Exemptions are proposed for pubs that do not serve food and private clubs. Smoking “in the bar area” will be prohibited everywhere. The UK Government estimates that 10%-30% of pubs fall into the category of not serving food. In terms of timetable, by the end of 2006, all government departments and NHS organisations will be smoke-free (supplemented by advice and support for those employees who want to stop smoking). By the end of 2007, all enclosed public places and workplaces, other than licensed premises (and those specifically exempted) will, subject to legislation, be smoke-free. By the end of 2008 arrangements for licensed premises will be in place.

The UK Government intends to use the intervening period to draw up the required legislation and consider the position relating to certain specific establishments where further issues need to be considered (for example, hospices, prisons). This will include consulting with schools and other institutions on how best to enforce the policy and what penalties will be appropriate. The Health Development Agency will shortly publish guidance for NHS organisations on the provision of smoke-free buildings.

Under the White Paper, the UK Government did not consider that there is a case for setting up a UK agency to regulate tobacco. They are, however, in discussion with the European Commission and working with partner agencies, including the Medicine and Healthcare Products Regulatory Agency (who regulate medicinal nicotine products), the Health Protection Agency, scientific advisory committees and the National Institute for Clinical Excellence to develop a strategy to take this work forward. They anticipate that a report will be produced by the European Commission in 2005, which will give a view of the cross-Europe priorities for work in this area. A commitment to public health research is confirmed, as is a hard line on tobacco smuggling.

In addition, the UK Government will continue with its campaign to provide comprehensive information about health risks of smoking, reasons not to smoke and access to NHS support, including Stop Smoking Services and nicotine replacement therapy. Amendments are proposed that would create new powers to ban retailers from selling tobacco products if they repeatedly flout the law relating to the sale of such products to minors. Some consideration in the White Paper was given to the regulation of scenes of smoking in films and on television though no additional legislation was proposed. The UK Government believes that picture warnings on tobacco products could play a powerful role in any campaign to reduce the number of smokers.

As a response to the White Paper, and particularly in relation to the proposed smoking ban, some leading pub companies have abandoned the Public Places Charter initiative and promoted their own scheme in the hope of staving off legislation. The British Medical Association’s Tobacco Control Resource Centre has

endorsed the White Paper, as have the Health Development Agency, although they have urged some scope for allowing smoking in mental health hospitals.

Smoking in pubs, restaurants and other enclosed work places was banned in the Republic of Ireland from March 29, 2004. Other foreign jurisdictions have also implemented their own bans.

Excise Duties

Excise duties represent a significant percentage of the retail price of tobacco products and have been steadily increased in the United Kingdom. As at January 2004, cigarette excise duties and VAT comprise approximately 80 per cent of the recommended retail price of a pack of premium brand cigarettes in the United Kingdom. In 1997 the UK Government stated its intention to increase excise duties on tobacco products by an average of at least 5 per cent a year in excess of the rate of inflation, and such increases were made in 1997, 1998, 1999 and 2000. In his Pre-Budget Report in November 2000, the Chancellor stated the UK Government’s belief that there is a strong case for a year on year real terms increase in the price of cigarettes. However, the last increase in excess of inflation was in the March 2000 Budget. In the March 2001, April 2002, April 2003, March 2004 and March 2005 Budgets, tobacco duty increase was in line with inflation (which in the March 2005 Budget meant an increase of 2.6 per cent).

Tobacco Regulation in Europe

There continues to be increasing regulation of tobacco products, excise tax, advertising and other tobacco-related areas at the EU level. In particular, in recent years, the Products Directive and Advertising Directive have been adopted. The application of this legislation has increased with the accession of ten new Member States to the EU in May 2004.

Directives

The European Parliament and the European Council adopted a directive on the manufacture, presentation and sale of tobacco products in June 2001 (2001/37/EC) (the “Products Directive”). The Products Directive combines existing legislation on tar content and labelling and reduces the current maximum tar yield per cigarette, introducing for the first time maximum yields for nicotine and carbon monoxide (which apply from January 1, 2004). It also introduces new, larger warnings, provisions for photographic health warnings, bans on misleading descriptors such as “low tar” and “light”, and requires manufacturers to give information on the contents of their products. Manufacturers and importers are required to submit a list of all ingredients used in the manufacture of tobacco products by brand name and type and give details of any toxicological data available to the manufacturer or importer. Member States of the EU are required to make this information public.

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

The main aim of the Advertising Directive is to “ensure the free movement of the media concerned and of related services and to eliminate the obstacles to the operation of the Internal Market”. However, insofar as the Directive requires Member States to place broad restrictions on such advertising or sponsorship, it is likely to have an impact on the efficacy of tobacco marketing. The Directive replaces the similar Directive 98/43/EC, which was annulled by the European Court of Justice in October 2000 on the basis that the blanket ban on tobacco advertising that it sought to create was not necessary to remove distortions in the internal market, which was the basis relied on by the legislature in enacting the legislation.

The main provisions of the Advertising Directive are as follows. Advertising in the press and other printed publications is to be limited to publications intended exclusively for professionals in the tobacco trade and to publications which are printed and published in third countries, where those publications are not principally intended for the Community market. All forms of radio advertising for tobacco products is to be prohibited, whilst radio programmes shall not be sponsored by undertakings whose principal activity is the manufacture or sale of tobacco products. In addition, Sponsorship of events or activities involving or taking place in several Member States (e.g. Formula 1 motor racing) or otherwise having crossborder effects is to be prohibited.

Member states are required to implement the Advertising Directive by July 31, 2005. This is particularly significant with the UK in relation to Formula 1. Under section 20 of the Tobacco Advertising and Promotion Act 2002, provision had been made for regulations to be passed delaying the prohibition of tobacco sponsorship until (at the latest) 1 October 2006. The Advertising Directive seeks to bring forward the prohibition on sponsorship by more than a year. The Tobacco Advertising and Promotion (Sponsorship) Transitional Regulations 2003 have enacted this provision in UK legislation.

The European Commission had stated that before 2005 it will propose a new directive concerning a common list of ingredients authorised for tobacco products and will seek advice on whether any additives used may make the taste of tobacco more palatable to young people. As yet, this has not been proposed.

In addition, Directive 92/79/EC (as amended by Council Directive 2002/10/EC) requires, subject to some derogations, that the minimum excise tax (excluding VAT) on the most popular price category of cigarette in each EU country must represent not less than 57 per cent of the recommended retail selling price (including VAT) and shall not be less than €60 per 1,000 cigarettes. As from July 1, 2006, this figure shall increase to €64 per 1,000 cigarettes. The requirements under this Directive have been implemented in the United Kingdom and the table of excise duties payable on tobacco is revised on an annual basis.

Commission Decisions

Commission Decision of November 2001 makes reference to the intended phasing out of tobacco subsidies, whilst guaranteeing adequate replacement schemes for the tobacco farmers. On March 25, 2002, the Council of the EU adopted Regulation 546/2002 whereby in order to promote human health, tobacco farmers’ subsidies are to be reduced and, at the same time, steps are to be taken to develop new sources of income and economic activity for them.

Commission Decision of February 25, 2004 adopted a 2004 work plan for the implementation of the programme of Community action in the field of public health (2003 to 2008). Tackling tobacco addiction and smoking prevention and cessation are identified as priorities.

Council Recommendations

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

Cases

The European Court of Justice (“ECJ”) has given a ruling on the compatibility of the Products Directive with higher provisions of EC law (proportionality and non-discrimination). This featured in case C-434/02 (Arnold André GmbH & Co. KG v Landrat des Krieses Herford) in which the ECJ ruled that the Products Directive was compatible.

Global Regulation

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

On May 21, 2003, the 192 member states of the WHO adopted the world’s first public health treaty, the WHO Framework Convention on Tobacco Control. The main provisions of the treaty include: an obligation on signatory states to adopt and implement large, clear, visible health warnings and messages on tobacco products and their outside packaging; an obligation on signatory states to promote effective measures for protection from exposure to tobacco smoke in indoor workplaces, public transport, indoor public places and, as appropriate, other public places; and an obligation on party states to undertake a comprehensive ban on tobacco advertising, promotion and sponsorship. The treaty text states that governments should “ …develop, implement, periodically update and review comprehensive multisectoral national tobacco control strategies, plans and programmes in accordance with this Convention and the protocols to which it is a Party.”

Council Decision of June 2, 2004 concerning the conclusion of the WHO Framework Convention on Tobacco Control approved the WHO framework on behalf of the EC.

For the treaty to come into force, it needed to be signed and ratified by 40 participating countries. It was ratified by the UK on December 16, 2004 following ratification by the requisite fortieth country (Peru) on December 1, 2004. This means that the treaty will now be binding, under international law, on all those who have ratified it. The Treaty is due to come into effect on 28 February 2005.

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

On October 23, 2001 permission was granted by the Court of Session in Edinburgh for a widow to sue Imperial Tobacco for £500,000 in respect of her husband’s death from lung cancer. Although the hearing concluded on February 20, 2004, the judgment has not yet been delivered.

The Company is not a party to any smoking and related ill-health litigation in any jurisdiction. However, there can be no guarantee that such actions will not arise in the future. In addition, although the Company is currently only a retailer of tobacco products, previous sales of cigarettes sold under Forbuoys’ own brand name and, with the acquisition of Dillons Stores Limited in August 2004, current sales of cigarettes under own brand names, although manufactured by another company, as well as the Company’s activities as a tobacco retailer, could potentially subject the Company to future litigation.

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

The Company has received a notice from the Office of Fair Trading (“OFT”) stating that the OFT has reasonable grounds to suspect vertical price fixing among manufacturers and retailers of tobacco-related products in contravention of Section 2 of the Competition Act 1998 and has requested the Company to provide specific documentation and information. The Company intends to co-operate with the OFT with respect to its request. The Company is not thought to be the main target of this enquiry. Because the Company has no knowledge of the detailed nature of this enquiry, no assurance can be given that this will not have adverse consequences for the Company.

Organisational Structure

The Company is a wholly-owned subsidiary of Thistledove Limited. The following information relates to those subsidiary undertakings, or former subsidiary undertakings, whose results or financial position principally affected the Company during Fiscal 2004:

Name of company	Country of registration (or incorporation) and operation	Holding	Proportion of voting rights and shares held	Nature of business
Bracklands Ltd*	England and Wales	Ordinary shares	100%	Property Co
Clark Retail Ltd*	Scotland	Ordinary shares	100%	Retailing
Dillons Stores Ltd*	England and Wales	Ordinary shares	100%	Retailing
Forbuoys Ltd	England and Wales	Ordinary shares	100%	Retailing
Martin Retail Group Ltd*	Scotland	Ordinary shares	100%	Retailing
TM Vending Ltd	England and Wales	Ordinary shares	100%	Corporate Activities
Tog Ltd*	England and Wales	Ordinary shares	100%	Intermediate Holding Co

*	100% held by a subsidiary undertaking

Property, Plants and Equipment

The Company had 1,603 property interests at November 27, 2004, all of which were held in the United Kingdom, and comprised the 1,597 properties managed by TM Retail (see table on page 18), plus 6 centrally managed properties which are no longer used by the Company. Of the Company’s property interests, 1,519 were leaseholds. The remaining properties were owned. The centrally managed properties were properties that remained after various businesses disposals, five of which were sub-let.

Of the property interests, 1,502 represent trading, sub-let or vacant shops.

The principal administrative offices of the Company and the main operation facilities for TM Retail are located in Brentwood, England and are owned by the Company.

The leased properties have a book value of £9.0 million on the Company’s balance sheet, of which £7.8 million is classified as ‘short’ leases, which are leases with a remaining life of less than 50 years. The Company’s total rent expense for Fiscal 2004 was £27.7 million.

The maintenance and upkeep of the property portfolio is the joint responsibility of the Company’s property and facilities departments together with the operational area management. Maintenance includes ensuring adherence to all current UK health and safety regulation, safety procedures and accident reporting procedures. Recent changes to the control of Asbestos at Work Act 2002, which came into force in 2004, require companies to identify the risks posed by asbestos to their employees and to put in place procedures to manage the risk. The Company has substantially completed a risk-assessment survey of all its premises, and undertaken remedial work where necessary. Plant and equipment at November 27, 2004 mainly comprised fittings and equipment in the shops and offices, with a book value of £31.2 million.

Item 5.	Operating and Financial Review and Prospects

The following should be read together with “Item 3. Key Information”, and with the Company’s Financial Statements and the Notes thereto included elsewhere in this Form 20-F.

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

On August 21, 2004, a subsidiary of the Company purchased from a subsidiary of Tesco plc, the entire share capital of Dillons Stores Limited (Dillons) for a consideration of £8.3 million, excluding stock and on a debt and cash-free basis. Trade creditors were not assumed. Dillons comprised 181 newsagent locations similar in operation to those within the existing TM Retail estate.

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

Tobacco Pre-purchases

The imposition of duty increases in the UK Government’s Budget statement and of manufacturer price increase has affected the annual pattern of the Company’s tobacco purchases and stock values. Most UK cigarette retailers, including the Company, seek to take advantage of these price rise opportunities and pre-purchase stock immediately ahead of announced or expected duty or manufacturer price increases. This is known as ‘tobacco pre-purchasing’. Prior to each tobacco pre-purchase, the level of any announced or anticipated duty or price rise and the benefits of acquiring additional stock are carefully assessed against the interest cost of funding additional stock levels.

In its Budget announcement of March 22, 2000, the Government announced its intention to limit pre-purchasing activity by restricting the volume of removal of cigarettes from all duty-suspended storage in the run up to each future Budget. In the past manufacturers typically made available between two and three months’ supply, but since 2001, supply has been restricted to several weeks only.

Manufacturers’ price increases in the UK have tended to occur at least once a year and are announced a few weeks in advance of implementation. With price rises typically lower than the duty increases, pre-purchases prior to a manufacturers’ price increase are normally economic at no more than several weeks’ purchase.

Tobacco pre-purchases have resulted in large variations in working capital and periodic increases in short-term borrowings. The Company has in the past financed the pre-purchase through borrowings under uncommitted Stocking Facilities and committed Working Capital Facilities. The increased drawings on the Stocking Facility due to the pre-payment are typically paid down over the following months, matching the period over which the pre-purchase is sold by the Company.

Tobacco pre-purchases for the last three years including Fiscal 2004 have not been economic at more than several weeks’ purchase and as such have not been material to the Company’s operating performance over this period. Tobacco pre-purchases continue to have a short term impact on working capital levels but since the disposal in 2000 of the Company’s cigarette vending business, Mayfair Services, this impact has been much reduced, and absorbed within its committed Working Capital Facilities without recourse to special Stocking Facilities.

Results of Operations

The following table sets out a summary of the Company’s results by business sector:

	Fiscal 2002	Fiscal 2003	Fiscal 2004
	(£ millions)
Sales:
Continuing operations
Ongoing retailing	664.5	635.5	619.8
Acquired retailing	—	—	21.7

	664.5	635.5	641.5

Cost of sales:
Continuing operations
Ongoing retailing	(503.0)	(473.0)	(459.6)
Acquired retailing	—	—	(16.6)

	(503.0)	(473.0)	(476.2)

Selling, distribution and administrative costs:
Continuing operations
Ongoing retailing	(139.9)	(140.5)	(140.9)
Acquired retailing	—	—	(4.8)

	(139.9)	(140.5)	(145.7)
Central(1)	(3.3)	(3.4)	(2.7)

	(143.2)	(143.9)	(148.4)
Exceptional costs	(0.8)	—	(1.2)

Total selling, distribution and administrative costs	(144.0)	(143.9)	(149.6)

Non-operating items:
Profit on fixed asset disposals - ongoing	3.9	3.9	4.1
Profit from discontinued operations	—	—	1.6

Total non-operating items	3.9	3.9	5.7

Profit/(loss) before interest, taxation and sale of businesses:
Continuing operations
Ongoing retailing	25.5	25.9	23.4
Acquired retailing	—	—	0.3

	25.5	25.9	23.7
Central(1)	(3.3)	(3.4)	(2.7)

	22.2	22.5	21.0
Discontinued operations	—	—	1.6
Restructuring costs	(0.8)	—	(1.2)

Total profit before interest, taxation and sale of businesses	21.4	22.5	21.4
Net interest expense	(20.5)	(12.1)	(8.4)
Taxation	(0.2)	(2.0)	(4.8)

Profit for the period	0.7	8.4	8.2

(1)	“Central” includes central management costs, finance functions and administration.

Fiscal 2003 compared to Fiscal 2004

Sales

The Company’s total sales increased 1.0 per cent to £641.5 million for Fiscal 2004 from £635.5 million in Fiscal 2003, principally due to the increase in store numbers.

Principally as a result of the Dillons acquisition, the total number of stores increased by 131 to 1,327 at the end of the financial period and the weighted average number of stores increased by 1.5 per cent during the year. “Same store” revenues excluding lottery revenues were approximately 0.5 per cent lower for the year as a whole with declines in “same store” tobacco, phone top-up and minerals/ice cream partly offset by improvements in grocery and news.

Cost of Sales

The Company’s total cost of sales increased 0.7 per cent to £476.2 million for Fiscal 2004 from £473.0 million in Fiscal 2003, primarily due to the increase in sales.

Selling, Distribution and Administration Costs

The Company’s total selling, distribution and administration costs increased 3.2 per cent to £148.4 million for Fiscal 2004 from £144.0 million in Fiscal 2003, principally due to the increases in TM Retail.

TM Retail’s selling, distribution and administration costs increased 3.7 per cent to £145.7 million for Fiscal 2004 from £140.5 million in Fiscal 2003, principally due to store operating costs which increased as a result of the increase in store numbers and wage rates. Wage rates increased principally as a result of the October 2003 National Minimum Wage increase and associated effects.

Central administration costs decreased by £0.7 million in Fiscal 2004 to £2.7 million.

Operating exceptional costs relate to redundancies that took place in both the retailing and central administration functions and the integration costs associated with the acquisition of Dillons Stores Limited, but are shown separately to aid year on year comparisons.

Profit before Interest, Taxation and Sale of Businesses

The Company’s total profit before interest, taxation and sale of businesses decreased 5.0 per cent to £21.4 million for Fiscal 2004 from £22.5 million in Fiscal 2003.

TM Retail’s profit before interest, taxation and restructuring costs decreased 8.5 per cent to £23.7 million for Fiscal 2004 from £25.9 million in Fiscal 2003 due to the increase in store operating costs partially offset by the increase in sales in excess of the increase in cost of sales.

Net Interest Expense

Net interest expense decreased 30.3 per cent to £8.4 million for Fiscal 2004 from £12.1 million in Fiscal 2003. This was due to exchange rate gains on both actual interest payments and the retranslation of the Senior Notes.

Taxation

The taxation charge in Fiscal 2004 comprised UK current and deferred income taxes and included certain adjustments in respect of prior years. A reconciliation of the standard UK tax charge of 30 per cent to the actual tax is set out in Note 10 of Notes to the Financial Statements included elsewhere in this Form 20-F.

Profit for the Period

The total profit for the period for the Company decreased to £8.2 million for Fiscal 2004 from £8.4 million in Fiscal 2003, the principal factor being the reduced retail performance and increased taxation charges, offset by the reduced interest expense.

Fiscal 2003 compared to Fiscal 2002

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

Taxation

The taxation charge of £2.0 million in Fiscal 2003 comprises UK current and deferred income taxes, including certain adjustments in respect of prior years. A reconciliation of the standard UK tax charge of 30 per cent to the actual tax is set out in Note 10 of Notes to the Financial Statements included elsewhere in this Form 20-F.

Profit for the period

The Company’s total profit for the period increased to £8.4 million for Fiscal 2003 from £0.7 million in Fiscal 2002, the principal factor being the reduced net interest expense.

Liquidity and Capital Resources

Cash Flows

Cash flow from operating activities fell from £25.0 million in Fiscal 2003 to £17.0 million in Fiscal 2004. This reflected the decision not to participate in certain supplier extended payment arrangements at the year end, as had been the practice in previous years.

A total of £1.0 million was expended during the year on replacing currency hedges.

A summary of the Company’s cash flow is as follows:

	(£ millions)
	Fiscal 2002	Fiscal 2003	Fiscal 2004
Net cash inflow from operating activities	19.6	25.0	17.0
Returns on investments and servicing of finance	(22.8)	(16.2)	(14.7)
Taxation (paid)/refunded	(1.7)	0.3	(2.5)
Net capital expenditure and financial investment	(3.0)	(1.9)	(1.8)
Acquisitions and disposals	(0.1)	(1.4)	(7.4)
Decrease/(increase) in short-term deposits	83.4	(1.3)	8.0
Financing including equity dividends paid	(74.2)	(1.5)	(1.0)
Increase/(decrease) in cash	1.2	3.0	(2.4)

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

The Company continues to review its exposure to currency translation fluctuations. During Fiscal 2004, the Company spent £1.0 million on further options. As of November 27, 2004, the Company had an option to purchase $145 million (and sell pounds sterling) at $1.6930 = £1.00. A further option on $145 million was purchased during January 2005 at $1.7380 = £1.00, which is exercisable on July 4, 2005.

Although the Company may seek to enter into a further set of hedging arrangements, there can be no assurance that it will be able to do so on commercially attractive terms. There are currently no hedging arrangements in place in respect of future interest payments.

As of November 27, 2004, the outstanding aggregate principal amount of the Senior Notes and Senior Subordinated Notes was $145.3 million and £53.3 million respectively.

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

The UK Government has recently announced an increase in the national minimum wage for adults from £4.85 per hour to £5.05 per hour effective from October 1, 2005. A further increase will take place on October 1, 2006 to an anticipated £5.35 per hour. The young workers rate will increase from £4.10 per hour to £4.25 per hour from October 1, 2005, with a further anticipated increase at October 1, 2006 to £4.45. The new rate of £3.00 per hour for 16 and 17 year olds introduced on October 1, 2004, is not expected to increase in 2005, but will be subject to inflationary increases in subsequent years. The Company expects that labour costs will rise significantly as a direct result of these increases, and also as other wage costs rise to maintain differentials. There can be no assurances that these cost increases will be able to be offset by improvements in trading generally or by specific cost savings. The result may thus have a material impact on the earnings of the Company.

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

Contractual Obligations

Contractual cash obligations, excluding trade and other creditors, are as follows:

	Payments due by period (£ millions)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Total debt	130.5	—	—	130.5	—
Operating leases	191.8	25.0	43.5	34.9	88.4
Capital commitments	0.2	0.2	—	—	—

Total contractual cash obligations	322.5	25.2	43.5	165.4	88.4

The operating lease liabilities are not shown on the Company’s balance sheet, the relevant annual payments being expensed in the Company’s profit and loss account. No allowance has been made for rents receivable on sub-let properties, so the amounts shown represent the full liability as at the end of Fiscal 2004. The Company has no other material contingent liabilities.

The Company’s financial liabilities are shown in more detail in Notes 18 to 22 of Notes to the Financial Statements included elsewhere in this Form 20-F.

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

Item 6.	Directors, Senior Management and Employees

The following table shows information regarding the Directors and Senior Executive Officers of the Company:

Name	Age	Title
James Lancaster	57	Chairman, Chief Executive Officer and Director
Jonathan Miller	41	Chief Financial Officer
David Symondson	49	Director (Non-executive)
Mark Dunfoy	39	Director (Non-executive)
Stephen Wilkinson	49	Managing Director
Steve Davies	51	Human Resources Director

Russell Cox (resigned October 15, 2004) and David Saunders (resigned December 31, 2004) also served as directors during Fiscal 2004.

Kevin Hart, Paul Baxter and Nigel Waters left the company during Fiscal 2004, having served as Senior Executive Officers.

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

Jonathan Miller ACA is Chief Financial Officer of the Company and was appointed to this position in November 2004. He had previously served as finance director of TM Retail (since 1999), finance director of Mayfair, which he joined in 1991, and as financial controller of the Company.

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

Stephen Wilkinson is managing director of the Company and was appointed to this position in November 2004. He was previously appointed managing director (news and variety) of TM Retail in 2002, prior to which he was retail director of TM Retail and until 1997, operations director of Mayfair, where he had worked for nine years.

Senior Executive Officers

Steve Davies is director of human resources and joined the Company in 1990.

Compensation

The aggregate compensation paid to the above Directors and Senior Executive Officers of the Company, including pension amounts set aside by the Company of £215,000 was £1,403,000 for the year ended November 27, 2004. Profit related bonuses are payable only on the achievement of pre-determined Company performance targets. There is no entitlement to deferred or contingent compensation, or to share options.

Board Practices

The Executive Directors of the Company have entered into service agreements or employment contracts, whereby the employment of the relevant Executive Directors is terminable by the Company after the giving of twelve months’ notice. Mr Lancaster is required to give twelve months’ notice to terminate his service agreement and Messrs Miller and Wilkinson are required to give six months’ notice to terminate their employment contracts. There is otherwise no automatic expiration of term of office nor are there any special contracted benefits upon termination of employment. In addition, the Company maintains a “Key Man” life insurance policy in the amount of £500,000 for Mr Lancaster.

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

Employees

The average numbers of company employees excluding executive directors of the Company during each of the last three years were as follows:

	Fiscal 2002	Fiscal 2003	Fiscal 2004
	(number)
Continuing operations
Retailing	10,530	10,395	10,562
Central	6	6	6

	10,536	10,401	10,568

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

In addition James Lancaster owns 1,104 ‘C’ ordinary shares, which represent less than 1% of the total ‘C’ ordinary shares.

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

A shareholder’s agreement between Thistledove and its shareholders contains provisions relating to the governance of Thistledove. The agreement provides that certain matters require the prior consent of the holders of at least 75 per cent of the “B” and “C” ordinary shares. These include variations to the authorised or issued share capital, alterations to the articles of association and the appointment of directors (other than those directors appointed by the Institutional Investors). Certain matters also require the prior consent of the “B” Directors. These include the appointment of employees earning a basic salary of more than £100,000 per year, and the appointment of directors of subsidiaries. Certain matters also require the prior consent of the holders of at least 50 per cent of the “A” ordinary shares.

Thistledove has issued warrants with anti-dilution rights to subscribe for newly issued “B” ordinary shares representing 10 per cent of the issued ordinary share capital of Thistledove at an exercise price equal to the nominal value of such “B” ordinary shares.

There were no significant changes in the percentage ownership held by any major shareholders during the past three years.

Related Party Transactions

During Fiscal 2002, the holding company, Thistledove Limited, redeemed the whole of the Unsecured 7% Loan Notes 2008. J Lancaster and A R Cox, directors of TM Group Holdings Plc received £148,896 and £74,449 respectively in respect of this transaction. There were no related party transactions during Fiscal 2003 or Fiscal 2004.

Item 8.	Financial Information

See “Item 18. Financial Statements” for details of the financial statements filed as part of this Annual Report.

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

Significant Changes

No significant change has occurred since November 27, 2004, the date of the financial statements.

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

There are no material contacts, other than those entered into in the ordinary course of business, to which the Company has been a party from March 2003 to the present.

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

As used herein, the term “United States Holder” means a beneficial owner that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as an alien corporation (for US federal income tax purposes), created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under US Treasury regulations to be treated as a domestic trust. If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a United States Holder is a partner in a partnership holding Notes, it should consult its own tax advisor.

UNITED STATES HOLDERS OF NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE US, UK OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF NOTES, INCLUDING THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

United States Taxation

The following summary of the principal US federal income tax consequences of the ownership and disposition of Notes deals only with Notes held as capital assets by United States Holders. This summary does not address all of the US federal income tax consequences hat may be relevant to a particular United States Holder in light of such United States Holder’s particular circumstances or to United States Holders subject to special rules such as but not limited to dealers in securities or currencies, traders in securities that elect mark-to-market tax accounting, banks, tax-exempt organisations, regulated investment companies, life insurance companies, persons subject to the alternative minimum tax, certain US expatriates, persons that hold Notes that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle or conversion transaction, persons that are not “United States Holders”, as defined above, or persons whose functional currency is not the US dollar. Investors who purchase the Notes at a price other than their respective offering price should consult their tax advisor as to the possible applicability to them of the amortisable bond premium or market discount rules. The summary is based on the Code, its legislative history, existing and proposed US Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

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

An accrual basis United States Holder recognises, as ordinary gain or loss, foreign currency exchange gain or loss with respect to accrued interest income on the date such income is actually received. The amount of gain or loss recognised equals the difference between the US dollar value of the foreign currency payment in respect of such accrual period determined based on the exchange rate on the date such payment is received and the US dollar value of interest income that has accrued during such accrual period as determined above.

For foreign tax credit limitation purposes, interest on the Notes will constitute foreign source income and will generally constitute “passive income” or, in the case of certain United States Holders, “financial services income”. United States Holders of Notes should consult their own tax advisors concerning foreign tax credit limitations.

Sale and Retirement of the Notes

A United States Holder will generally recognise gain or loss on the sale or retirement of a Note equal to the difference between the amount realised on the sale or retirement (other than amounts attributable to accrued interest, which will be taxable as such) and the tax basis of the Note (generally, the US dollar value of the purchase price for the Notes on the date of purchase). The amount realised on a sale or retirement for an amount in foreign currency will be the US dollar value of such amount on (i) the date payment is received in the case of a cash basis United States Holder, (ii) the date of disposition in the case of an accrual basis United States Holder or (iii) in the case of Notes traded on an established securities market, as defined in the applicable US Treasury regulations, sold by a cash basis United States Holder (or an accrual basis United States Holder that so elects), on the settlement date for the sale. Gain or loss recognised on the sale or retirement of a Note will be capital gain or loss except that the portion of such gain or loss attributable to changes in exchange rates will be treated as ordinary income or loss. A United States Holder will recognise US source exchange rate gain or loss (taxable as ordinary income or loss) on the sale or retirement of a Note equal to the difference, if any, between the US dollar values of the United States Holder’s purchase price for the Note (less any amount previously amortized) (i) on the date of sale and retirement or (ii) the date on which the United States Holder acquired the Note. Any such exchange rate gain or loss will be realised only to the extent of total gain or loss realised on the sale or retirement. Long-term capital gain of a non-

corporate United States Holder is generally subject to a maximum tax rate of 15% (5% for tax payers in the 10% and 15% tax brackets) in respect of property held for more than one year. Limitations apply to the deductibility of capital losses by corporate and non-corporate United States Holders. Gain or loss realised by a United States Holder on the sale or a retirement of a Note generally will be US source gain or loss.

Amortizable Bond Premium

If a United States Holder purchased a Note for an amount greater than the principal amount of the Note, such United States Holder will be considered to have purchased such Note with “amortizable bond premium” equal in amount to such excess, as calculated in Sterling. The purchase amount will not include any amount paid with respect to accrued but unpaid interest on the Note at the time of acquisition. Generally, a United States Holder may elect to amortize such premium as an offset to interest income, using a constant yield method, over the remaining term of the Note. On each date the United States Holder offset interest income with amortizable bond premium, a United States Holder may recognise US source exchange gain or loss (taxable as ordinary income or loss) measured by the different between the spot rate in effect on that date and on the date the United States Holder acquired the Note multiplied by the amount of interest offset. A United States Holder that elects to amortize bond premium must reduce its tax basis in the Note by the amount of the premium used to offset interest income. An election to amortize bond premium applies to all taxable debt obligations held during or after the taxable year for which the election is made and may only be revoked with the consent of the IRS. A United States Holder that does not elect to amortize such premium as an offset to interest income will recognise a market loss upon the maturity of the Note.

Market Discount

A Note generally will be treated as purchased at a market discount if the Note’s principal amount exceeds the amount for which the United States Holder purchased the Note by at least 0.25 per cent of the Note’s principal amount multiplied by the number of complete years from the date acquired by the United States Holder to the Note’s maturity date. Any gain recognised on the maturity or disposition of a Note purchased at market discount will be treated as ordinary income to the extent that the gain does not exceed the accrued market discount on the Note. Alternatively, a United States Holder that purchases a Note with market discount may elect to include market discount in income over the life of the Note. This election will apply to all debt instruments acquired by the United States Holder on or after the first day of the first taxable year for which the election is made. This election may not be revoked without the consent of the IRS. A United States Holder that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowing incurred to purchase or carry a Note purchased with market discount that is in excess of the interest on the Note includible in the United States Holder’s income, to the extent that the excess interest expense does not exceed the portion of the market discount allocable to the days on which the United States Holder held the Note.

Under current law, market discount will accrue on a straight-line basis unless the United States Holder elects to accrue the market discount on a constant yield method. This election applies only to the Note to which it is made and is irrevocable.

Market discount that is accrued by a United States Holder will be accrued in Sterling. If a United States Holder elects to include market discount in income currently, the accrued market discount will be translated into US dollars at the average exchange rate for the accrual period (or portion thereof within the United States Holder’s taxable year). Upon receipt of an amount attributable to accrued market discount, the United States Holder may recognise US source exchange gain or loss (taxable as ordinary income or loss) determined in the same manner as for accrued interest. A United States Holder that does not elect to include market discount in income currently will recognise, upon the disposition or maturity of a Note, the US dollar value of the amount accrued, calculated at the spot rate on that date, and no part of this accrued market discount will be treated as exchange gain or loss.

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

Payment of interest or the proceeds from the sale of a Note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. If, however, the broker (i) is a US person, (ii) is a controlled foreign corporation for US federal income tax purposes, (iii) is a foreign person 50% or more of whose gross income is effectively connected with a US trade or business for a specified three-year period, or (iv) is a foreign partnership that has 50% or more of its income or capital interests held by US persons or is engaged in the conduct of a trade or business in the United States, information reporting (but generally not backup withholding) may apply to such payments.

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

The provisions referred to above also apply, in certain circumstances, to payments made on redemption of any Notes where the amount payable on redemption is greater than the issue price of the Notes.

EU Savings Directive

On June 3, 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from July 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive, each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for an individual resident in that other Member State. However, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35 per cent. The transitional period is to commence on the date from which the directive is applied by Member States and will terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

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

Memorandum and Articles of Association

The following description summarises certain provisions of the memorandum and articles of association of TM Group Holdings PLC (the “Company”) and relevant applicable English law. It is a summary only and is qualified in its entirety by reference to the Companies Act 1985, as amended (the “Act”) and by the memorandum of TM Group Holdings PLC (the “Memorandum”) and articles of association adopted by special resolution of the Company on 22 January 1999 (the “Articles”) which have been filed as an exhibit to the registration statement of TM Group Holdings PLC submitted on Form F-4 on April 30, 1999 (File No 333-09268) (the “Registration Statement”). The Articles of the Company incorporate Table A from the Companies (Tables A to F) Regulations 1985 (each regulation of which will be referred to as the “Regulation(s)”), modified and/or disapplied in each relevant case.

Company Details

TM Group Holdings PLC, (the “Company”) is a public limited company incorporated in England under registered number 03462566.

Objects and purposes

The Company is established with a wide objects clause which entitles it to carry on business as a general commercial company including to act as a general investment company. The articles authorise the company to do all things that are in the opinion of the directors incidental or conducive to the carrying on of all or any of the Company’s objects, and to exercise all or any of its powers.

Directors’ Interests

Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, under Regulation 85 a director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the company or in which the company is otherwise interested;

(b)	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the company or in which the Company is otherwise interested; and

(c)	shall not, by reason of his office, be accountable to the company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Compensation of Directors

The Memorandum and Articles of the Company do not contain any specific provisions other than Regulation 85 as described above.

Borrowing Powers

Under Regulation 70, the directors of the Company may exercise all the powers of the company. As such, in accordance with section 4 of the Memorandum, they may exercise all powers of the Company to borrow money and subject to provisions of the Act, to issue debt securities.

Age Limit Requirements

Under Article 17, no person is incapable of being appointed a director by reasons of his having reached the age of 70 or another age. Special notice is not required in connection with the appointment or the approval of the appointment of such person. No director is required to vacate his office because he has reached the age of 70 or another age and the Articles provide that section 293 of the Act (establishing age limits for directors) does not apply to the Company.

Shareholding for Director Qualification

No shareholding qualification for directors is required.

Shares in the Company

The issued share capital of the Company at the date hereof comprises ordinary shares only. All shares are currently owned by the Company’s immediate and ultimate parent undertaking and controlling party, Thistledove Limited, which is incorporated in England.

Dividends

The rights of shareholders relating to dividends are governed by Regulations 102 to 108. Under Regulation 102, subject to the provisions of the Act, the Company may by ordinary resolution declare dividends but no dividend shall exceed the amount recommended by the directors. The directors may also pay interim dividends. No dividends may be paid out other than out of profits available for distribution. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the company.

Under Article 23, the directors may deduct from a dividend or other amounts payable to a person in respect of a share any amounts due from him to the Company on account of a call or otherwise in relation to a share.

Voting Rights

Under Regulations 54 to 59 (as amended by the Articles) every member of the Company who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, has on a show of hands one vote and on a poll every member has one vote for every share of which he is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded (in accordance with the provisions of Regulation 46).

Subject to the provisions of the Act, a poll may be demanded:

(a)	by the chairman; or

(b)	by at least two members having the right to vote at the meeting; or

(c)	by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d)	by a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;

and a demand by a person as proxy for a member shall be the same as a demand by the member.

Holders of the Company’s ordinary shares do not have cumulative voting rights.

Under Article 14, the directors are not subject to retirement by rotation (i.e. directors do not stand for re-election at staggered intervals).

Under Article 15, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director. Under Article 16, a person so appointed by the directors is not required to retire from office at the annual general meeting next following his appointment. Pursuant to Article 16, the provisions of Regulation 79 to the effect that a person so appointed by directors must hold office only until the next following general meeting and cannot be taken into account in determining the directors who are to retire by rotation at the meeting, are disapplied. Pursuant to Article 16, the last sentence of Regulation 79 to the effect that if not reappointed at the next following annual general meeting following his appointment, a director must vacate office at the conclusion thereof, is disapplied.

Proceedings at General Meetings

Under the Regulation 40, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

No member shall, unless the directors otherwise determine, vote at any general meeting or at any separate meeting of the holders of any class of shares in the company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid (Regulation 57 as modified by Article 7).

On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion. Deposit of an instrument of proxy (which must be in writing in any usual form or in any other form which the directors may approve, and which must be executed by or on behalf of the appointor) does not preclude a member from attending and voting at the meeting or at any adjournment of it (Regulation 59 as modified by Articles 8 to 10).

Under English law, shareholders of a public company such as the Company are not permitted to pass resolutions by written consent.

Liquidation Rights

In the event of the liquidation of the Company, after payment of all liabilities, the remaining assets would be shared equally by the holders of the ordinary shares. However, under Regulation 117, the liquidator may, with the sanction of an extraordinary resolution of the company and any other sanction required by the Act, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

Under Regulation 34, subject to the provisions of the Act, the company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way. There are no sinking fund provisions in the Articles.

Calls on Shares

Under Regulation 12, subject to the terms of allotment, the directors may make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days’ notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be required to be paid by instalments.

Under Regulation 15, if a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

Under Regulation 18, if a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued. If the notice is not complied with any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

Shareholders owning a substantial number of shares

There are no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial amount of shares.

Pre-emption Rights

Under Section 80 of the Act, directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. Relevant securities, as defined in the Act, include the Company’s ordinary shares or securities convertible into TM Group Holding PLC’s ordinary shares. In addition, Section 89 of the Act imposes further restrictions on the issue of equity securities (as defined in the Act, which include TM Group Holding PLC’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders, except insofar as such statutory pre-emption rights have been disapplied in accordance with Section 95 of the Act.

Modifications to Rights of Holders

Under section 125 of the Act, the rights attached to a class of shares may be varied whether or not the Company is being wound up, with the consent in writing of the holders of at least three-fourths of the nominal value of the issued ordinary shares or upon the adoption of an extraordinary resolution passed at a meeting of the ordinary holders of the issued ordinary shares validly held in accordance with the articles, but not otherwise.

The rights attached to a class of shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Company of its own shares.

Meetings

Under Regulation 37 as amended by Article 5, the directors may call annual or extraordinary general meetings and, on the requisition of members pursuant to the provisions of the Act, shall forthwith proceed to convene an extraordinary general meeting for a date not later than 28 days after receipt of the requisition. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or any member of the company may call a general meeting.

Under the Act, the Company shall hold a general meeting as its annual general meeting every year and not more than 15 months may elapse between annual general meetings.

Under Regulation 38, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 clear days’ notice. All other extraordinary general meetings shall be called by not less than 14 clear days’ notice.

The notice shall specify the time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such.

Subject to the provisions of the articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors.

Under Regulation 40, no business may be transacted at a general meeting unless a quorum is present. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

Under Regulation 41, if such a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or such time and place as the directors may determine.

There are no other conditions of admission to the meeting.

Limitations on Rights

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Change of Control

Under Article 4, the directors may, at their discretion, refuse to register the transfer of shares. Apart from this provision, there are no provisions of the Articles, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company.

Disclosure of Share Ownership Interests

There are no provisions of the Articles, charter or bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

Material Contracts

Provided as an exhibit at Item 19 are copies of the following contracts:

Agreement for the sale and purchase of Dillons Stores Limited from a subsidiary of Tesco plc.

On August 21, 2004, a subsidiary of the Company paid to a subsidiary of Tesco plc the sum of £1,925,180, net of cash acquired with the business, for the entire share capital of Dillons Stores Limited. A further sum of £4,569,000 was paid during October 2004 for the stock acquired as part of this transaction. Further consideration of £1,952,950 has since been paid 6 months after the completion date, with a further £1,952,950 and £2,441,150 payable respectively 12 and 18 months after the completion date. Tesco plc has given certain warranties and indemnities to the Company in relation to the company purchased.

Agreement with HBOS for the renewal of the £20 million working capital facility

The Halifax Bank of Scotland (HBOS) facility is renewable on an annual basis. The Company has recently chosen to extend this facility for shorter periods in order to maximise its flexibility. The most recent renewal, signed on December 21, 2004, is for a period of 6 months.

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

In January 2005, the Company’s independent registered public accounting firm, Ernst & Young LLP, reported to TM Group Holdings PLC’s audit committee and management that Ernst & Young LLP considered that there was insufficient knowledge and experience of US GAAP in the Company’s corporate accounting department and that Ernst & Young considered this matter to be a reportable condition (as defined under standards adopted by the Public Company Accounting Oversight Board) representing a material weakness in the Company’s internal controls over financial reporting. Ernst & Young LLP has provided an unqualified audit report on the Company’s financial statements for Fiscal 2002 and Fiscal 2003.

In order to address this weakness, management are currently reviewing their resources and considering the changes necessary to remediate this deficiency and to improve the US GAAP reporting process. Options being considered include establishing procedures for the necessary periodic updates by external accounting advisors.

Subject to the foregoing, since November 27, 2004 there have been no significant changes in the Company’s internal financial controls or in other factors that could significantly affect internal financial controls.

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

In accordance with Section 10A (i) of the Securities Exchange Act of 1934, before the accountant is engaged by the Company or its subsidiaries to render audit or non-audit services, the engagement is approved by the Company’s Audit Committee.

The aggregate fees billed to, or accrued by, the Company in respect of Ernst & Young LLP are analysed as follows:

	Fiscal 2003	Fiscal 2004
	(£ thousands)
Charged to operating income:
Audit fees	240	295

Tax fees:
Compliance	177	124
Advice	33	—
Other fees:
Special projects	214	125
Pension advice	8	—

	432	249

Total charged to operating income	672	544
Charged to other income:
VAT reclaim	—	123
Amount capitalised on acquisition	—	102

	672	769

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Financial Statements Consolidated Profit and Loss Accounts for the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003 and November 27, 2004	F-2
Consolidated Balance Sheets at November 29, 2003 and November 27, 2004	F-3
Consolidated Statements of Changes in Shareholder’s Funds for the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003 and November 27, 2004	F-4
Consolidated Cash Flow Statements for the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003 and November 27, 2004	F-5
Notes to the Financial Statements	F-6
Schedule for the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003 and November 27, 2004 Valuation and Qualifying Accounts	S-1

Item 19.	Exhibits

1.1	Articles of Association of TM Group Holdings PLC (incorporated by reference to Exhibit 3.1 of Amendment No.3 to the registration statement of TM Group Holdings PLC submitted on Form F-4 on February 24, 1999 (File No. 333-9268)).

2.1	Indenture, dated as of May 14, 1998, between TM Group Holdings PLC and Bankers Trust Company, London Branch, as Trustee, in respect of TM Group Holdings PLC’s 11% Senior Notes due May 15, 2008 (incorporated by reference to Exhibit 4.1 of Amendment to the registration statement of TM Group Holdings PLC submitted on Form F-4 on June 19, 1999 (File No. 333-9268)).

2.2	Indenture, dated as of May 14, 1998, between TM Group Holdings PLC and Bankers Trust Company, London Branch, as Trustee, in respect of TM Group Holdings PLC’s 12¼% Senior Subordinated Notes due May 15, 2008 (incorporated by reference to Exhibit 4.2 of the registration statement of TM Group Holdings PLC submitted on Form F-4 on April 30, 1999 (File No. 333-9268)).

4.1	Agreement for the sale and purchase of TM Group Limited and its subsidiaries, dated as of July 20, 2001, between TM Group Holdings PLC, Compass Group, UK and Ireland Limited, James Lancaster and Russell Cox (incorporated by reference to Exhibit 4.2 of Annual Report of TM Group Holdings PLC submitted on Form 20-F on March 20, 2001 (File No. 333-9268))

4.2	Agreement for the sale and purchase of Dillons Stores Limited dated as of August 21, 2004 between Forbuoys Limited, Tesco plc and Statusfloat Limited.

4.3	Agreement for the provision of a £20 million working capital facility between Halifax Bank of Scotland and various subsidiaries of the Company as most recently renewed December 21, 2004.

8.	List of principal subsidiaries

12.1	Section 302 Certification of Chief Executive Officer furnished as required by Rule 13a – 14(a) or Rule 15d – 14(a)

12.2	Section 302 Certification of Chief Financial Officer furnished as required by Rule 13a – 14(a) or Rule 15d – 14(a)

13.1	Section 906 Certification of Chief Executive Officer furnished as required by Rule 13a – 14(b) or Rule 15d – 14(b)

13.2	Section 906 Certification of Chief Financial Officer furnished as required by Rule 13a – 14(b) or Rule 15d – 14(b).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

TM GROUP HOLDINGS PLC (REGISTRANT)

By:	/s/ JONATHAN MILLER
	Name:	Jonathan Miller
	Title:	Chief Financial Officer

MARCH 23, 2005

TM GROUP HOLDINGS PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To	The Board of Directors

TM Group Holdings PLC

We have audited the accompanying consolidated balance sheets of TM Group Holdings PLC at November 29, 2003 and November 27, 2004, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, changes in shareholder’s funds and cash flows for the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003 and November 27, 2004. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TM Group Holdings PLC at November 29, 2003 and November 27, 2004, and the consolidated results of its operations and its consolidated cash flows for the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003 and November 27, 2004, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 29 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

London, England

March 23, 2005

F -1-

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	53 weeks ended November 30, 2002	52 weeks ended
			November 29, 2003	November 27, 2004
		(£ thousands)
Sales	3
Ongoing operations		664,461	635,453	619,849
Acquired operations		—	—	21,670

		664,461	635,453	641,519

Cost of sales
Ongoing operations		(502,974)	(472,952)	(459,660)
Acquired operations		—	—	(16,532)

		(502,974)	(472,952)	(476,192)

Gross profit		161,487	162,501	165,327
Selling and distribution costs		(125,157)	(127,968)	(131,420)
Administrative expenses
Before exceptional items		(18,063)	(15,882)	(16,974)
Exceptional items – ongoing operations	4	(759)	—	(1,236)

		(143,979)	(143,850)	(149,630)

Operating profit:
Ongoing operations	5	17,508	18,651	15,373
Acquired operations		—	—	324

		17,508	18,651	15,697
Profit on sale of fixed assets – ongoing operations		3,907	3,908	4,154
Profit from discontinued operations	6	—	—	1,573

Profit before interest and taxation		21,415	22,559	21,424
Net interest payable and similar charges	9	(20,532)	(12,094)	(8,426)

Profit before taxation		883	10,465	12,998
Taxation	10	(139)	(2,021)	(4,758)

Profit for the period(i)		744	8,444	8,240
Equity dividends	11	(22,450)	—	—

(Loss)/profit retained for the period(ii)		(21,706)	8,444	8,240

(i)	A summary of the significant adjustments to profit for the period that would be required if US generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 29 of Notes to the Financial Statements.

(ii)	The Company has no recognised gains or losses other than the profit shown in the profit and loss account, and therefore no separate statement of total recognised gains and losses has been presented.

THE NOTES TO THE FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

F -2-

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEETS

	Notes	November 29, 2003	November 27, 2004
		(£ thousands)
Fixed assets
Goodwill	12	7,533	15,777
Tangible assets	13	47,728	45,747

		55,261	61,524

Current assets
Inventories	15	34,115	38,880
Debtors	16	27,844	31,868
Other current assets	17	177	—
Cash at bank and in hand		25,625	15,237

		87,761	85,985

Creditors: amounts falling due within one year
Trade creditors		(68,091)	(57,746)
Other liabilities	18	(17,026)	(26,521)

		(85,117)	(84,267)

Net current assets		2,644	1,718

Total assets less current liabilities		57,905	63,242

Creditors: amounts falling due after more than one year
Loans	19	(136,240)	(128,949)
Other liabilities		(697)	(3,100)

		(136,937)	(132,049)

Provisions for liabilities and charges	21	(2,159)	(4,052)

Net liabilities		(81,191)	(72,859)

Capital and reserves(i) Called up share capital		212	212
Share premium account		20,527	20,527
Other reserves		(59,892)	(59,892)
Profit and loss account		(42,038)	(33,706)

Equity shareholder’s funds (deficit)		(81,191)	(72,859)

(i)	A summary of the significant adjustments to shareholder’s deficit that would be required if US generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 29 of Notes to the Financial Statements.

THE NOTES TO THE FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

F -3-

TM GROUP HOLDINGS PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S FUNDS

Share Capital

	Equity Shares
	Ordinary Shares of 1p each
	(Number)	(£)
	(in thousands)
Authorised
Balance at November 25, 2001, November 30, 2002, November 29, 2003 and November 27, 2004	26,235	262

Issued
Balance at November 25, 2001, November 30, 2002, November 29, 2003 and November 27, 2004	21,235	212

Shareholder’s Funds

	Share capital	Share premium account (i)	Other reserves (i)	Profit and loss account (ii)	Total Shareholder’s funds
	(£ thousands)
Balance at November 25, 2001	212	20,527	(59,892)	(29,076)	(68,229)
Profit for the period	—	—	—	744	744
Goodwill previously written off in respect of disposals	—	—	—	300	300
Dividends paid and proposed	—	—	—	(22,450)	(22,450)

Balance at November 30, 2002	212	20,527	(59,892)	(50,482)	(89,635)
Profit for the period	—	—	—	8,444	8,444

Balance at November 29, 2003	212	20,527	(59,892)	(42,038)	(81,191)
Goodwill previously written off in respect of disposals	—	—	—	92	92
Profit for the period	—	—	—	8,240	8,240

Balance at November 27, 2004	212	20,527	(59,892)	(33,706)	(72,859)

(i)	Share premium account and other reserves are not distributable. A capital redemption reserve of £50,000 is included with other reserves.

(ii)	Profit and loss account includes £92,460,000 (2003: £92,552,000, 2002: £92,552,000) goodwill written off.

THE NOTES TO THE FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

F -4-

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	53 weeks ended November 30, 2002	52 weeks ended
			November 29, 2003	November 27, 2004
		(£ thousands)
Net cash inflow from operating activities	23	19,617	24,970	16,982
Returns on investments and servicing of finance
Interest received		2,352	219	819
Interest paid		(23,209)	(16,460)	(15,439)
Premia on redemption of loans and Senior and Senior Subordinated Notes		(1,950)	—	—

		(22,807)	(16,241)	(14,620)

Taxation
Corporation tax (paid)/refunded		(1,691)	311	(2,492)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(8,686)	(8,764)	(9,218)
Receipts from sale of tangible fixed assets		5,692	6,817	7,387

		(2,994)	(1,947)	(1,831)

Acquisitions and disposals
Receipts from sale of businesses	14	2,458	1,250	1,250
Purchase of businesses	14	(2,520)	(2,676)	(21,048)
Cash acquired with businesses	14	—	—	10,798
VAT refund in respect of discontinued business	6	—	—	1,573

		(62)	(1,426)	(7,427)

Management of liquid resources
Decrease/(increase) in short-term deposits		83,394	(1,262)	8,008

Equity dividends paid		(22,450)	—	—

Net cash inflow before financing		53,007	4,405	(1,380)
Financing
Redemption of Senior and Senior Subordinated Notes	23	(21,486)	—	—
Repayment of loans	23	(30,287)	—	—
Purchase of hedging instruments		—	(1,452)	(1,000)
Repayment of capital element of finance lease rentals	23	(3)	—	—

		(51,776)	(1,452)	(1,000)

Increase/(decrease) in cash (excluding short-term deposits)	23	1,231	2,953	(2,380)

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

Revenue recognition

Sales are recognised as they are made. Revenue from the sale of instant lottery tickets and mobile phone vouchers is recognised gross as part of sales. Commission from the sale of on-line lottery tickets and electronic phone top-ups is recognised within sales.

Basis of Consolidation

The consolidated financial statements consolidate the accounts of TM Group Holdings PLC and all its subsidiary undertakings (together, the “Group”) drawn up on November 30, 2002, November 29, 2003 and November 27, 2004.

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

F -7-

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

Pensions

The Group operates two defined benefit pension schemes, in addition to several defined contribution schemes, which require contributions to be made to separately administered funds. The cost of contributions to the defined benefit schemes is charged in the profit and loss account so as to spread the cost of pensions over the employees’ working lives within the Group. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged in the profit and loss account are treated as either accruals or prepayments in the balance sheet. Actuarial valuations are undertaken periodically. Additional disclosures have been made in accordance with the transitional requirements of FRS 17 - Retirement Benefits.

F -8-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS

2.	Accounting Policies (continued)

Advertising

Advertising costs are expensed as incurred.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported sales, expenses, assets and liabilities. Actual amounts could differ from such estimates.

F -9-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

3.	Segmental Analysis

	Restated 53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Sales
Ongoing operations	664,461	635,453	619,849
Acquired operations	—	—	21,670

	664,461	635,453	641,519

Cost of sales
Ongoing operations	(502,974)	(472,952)	(459,660)
Acquired operations	—	—	(16,532)

	(502,974)	(472,952)	(476,192)

Selling, distribution and advertising costs
Ongoing operations	(125,157)	(127,968)	(127,156)
Acquired operations	—	—	(4,264)

	(125,157)	(127,968)	(131,420)

Administrative expenses
Ongoing operations
Retailing	(14,775)	(12,526)	(13,761)
Central	(3,288)	(3,356)	(2,663)
Acquired operations	—	—	(550)

	(18,063)	(15,882)	(16,974)

Profit/(loss) before interest and taxation
Ongoing operations
Retailing	21,555	22,007	19,272
Central costs	(3,288)	(3,356)	(2,663)

	18,267	18,651	16,609
Acquired operations	—	—	324

	18,267	18,651	16,933
Profit on sale of fixed assets – ongoing operations	3,907	3,908	4,154
Profit from discontinued businesses	—	—	1,573
Business restructuring	(759)	—	(1,236)

	21,415	22,559	21,424

Capital expenditure
Ongoing operations
Retailing	8,686	8,757	9,141
Central	—	7	77

	8,686	8,764	9,218

Depreciation and amortisation
Ongoing operations
Retailing	10,669	10,471	10,820
Central	61	63	48

	10,730	10,534	10,868

F -10-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

Net Assets

	November 29, 2003	November 27, 2004
	(£ thousands)
Allocated net assets
Retailing	25,542	38,166
Unallocated net liabilities	(106,733)	(111,025)

	(81,191)	(72,859)

Unallocated net liabilities comprise
Fixed assets	92	87
Pension asset	5,612	8,393
Other debtors	2,695	1,325
Other current assets	177	—
Cash at bank and in hand	25,625	15,237
Corporation tax	(2,789)	(3,353)
Deferred taxation	60	(1,998)
Other creditors and accruals	(1,965)	(1,767)
Bank and other loans	(136,240)	(128,949)

	(106,733)	(111,025)

Total Assets

	November 29, 2003	November 27, 2004
	(£ thousands)
Continuing operations
Retailing	108,761	122,467
Central	34,261	25,042

	143,022	147,509

4.	Operating Exceptional Items

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Dillons integration costs	—	—	258
Redundancies	759	—	978

	759	—	1,236

Redundancy costs arose in the restructuring of both the TM Retail business and central administration function. £1,149,000 of these exceptional items in Fiscal 2004 was settled in cash during the period ended November 27, 2004.

5.	Operating Profit

Operating profit is stated after charging/(crediting):

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Advertising	47	32	75
Auditors’ remuneration
— audit services	215	240	295
— non-audit services	258	432	249
Amortisation of goodwill	257	398	553
Depreciation of owned assets	10,454	10,136	10,315
Depreciation of assets held under finance leases	19	—	—
Operating lease payments
— land and buildings	25,580	26,387	27,656
— plant and machinery	15	8	116
Operating lease income
— land and buildings	(3,421)	(3,655)	(4,066)

F -11-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

6.	Profit from Discontinued Operations

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
VAT refund arising from a European Court of Justice ruling on vending machine site rentals	—	—	1,696
Related professional fees	—	—	(123)

	—	—	1,573

7.	Directors’ Remuneration

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Emoluments	945	1,620	1,593
Company contribution to money purchase pension scheme	—	101	114
Amounts paid to third parties for services of directors	41	42	40

	986	1,763	1,747

The emoluments for Fiscal 2004 include compensation of £518,866 paid to one director on leaving the Company. This cost is part of the operating exceptional items shown in Note 4 to these accounts.

Three directors were members of the Group’s defined benefit pension scheme (2003: two; 2002: three).

The remuneration, excluding pension contributions, of the highest paid director for the 52 weeks ended November 27, 2004 was £386,250 (2003: £509,683, 2002: £399,000). Contributions to that director’s personal pension arrangement totalled £113,884 (2003: £100,713, 2002: nil). The remuneration, excluding pension contributions, of the highest paid director for the 52 weeks ended November 29, 2003 was £854,000 and his accrued pension benefit was £46,475. The remuneration, excluding pension contributions, of the highest paid director for the 53 weeks ended November 30, 2002 was £399,000 and his accrued pension benefit was £272,565.

Company contributions for one director were made to a money purchase scheme (2003: one; 2002: none).

8.	Staff Costs

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 30, 2004
	(£ thousands)
Wages and salaries	79,820	79,110	81,856
Social security costs	4,417	4,784	5,023
Other pension costs	819	641	297

	85,056	84,535	87,176

The above staff costs exclude directors emoluments

The average weekly number of employees during the period excluding directors was as follows:

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
		(number)
Continuing businesses
Retailing	10,530	10,395	10,562
Central	6	6	6

	10,536	10,401	10,568

F -12-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

9.	Net Interest Payable and Similar Charges

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Interest receivable Third parties	(2,352)	(219)	(819)

Interest payable Bank loans and overdrafts	92	94	31
Other loans	20,439	16,363	15,276
Premia on redemption of loans, Senior Notes and Senior Subordinated Notes	1,950	—	—

	22,481	16,457	15,307

Similar charges
Gain on retranslation of Senior Notes	(9,398)	(8,686)	(7,747)
Gain on redemption of Senior Notes	(1,280)	—	—
Revaluation and write off of currency options	9,507	4,055	1,177
Amortisation of finance charges	1,545	456	456
Unwinding of discount included in provisions	29	31	52

	403	(4,144)	(6,062)

Net interest payable and similar charges	20,532	12,094	8,426

10.	Taxation

Analysis of tax charge/(credit) in the period:

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Current tax:
Current tax on income for the period	608	1,774	2,816
Adjustments in respect of prior periods	(71)	(669)	14

	537	1,105	2,830

Deferred tax:
Origination and reversal of timing differences	(874)	970	1,928
Adjustments in respect of prior periods	476	(54)	—

	(398)	916	1,928

Total tax on profit on ordinary activities	139	2,021	4,758

Factors affecting current tax charge:

The difference between the UK statutory rate and the actual current tax rate is reconciled as follows:

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	%	%	%
UK statutory rate	30.0	30.0	30.0
Disallowed expenses and non-taxable income	(60.1)	(3.8)	6.5
Adjustments in respect of previous periods	(8.1)	(6.4)	0.1
Deferred tax recognised	99.0	(9.2)	(14.8)

Total current tax charge	60.8	10.6	21.8

F -13-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

10.	Taxation (continued)

A reconciliation of the UK statutory rate of corporation tax applicable for the Group to the total tax rate is as follows:

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	%	%	%
UK statutory rate	30.0	30.0	30.0
Non-tax deductible depreciation of fixed assets	74.4	6.8	6.3
Permanent differences	11.7	1.9	0.2
Non-taxable profit in respect of disposals	(146.1)	(12.5)	—
Prior year adjustments	45.8	(6.9)	0.1

Effective tax rate	15.8	19.3	36.6

Factors that may affect future tax charges:

There are estimated capital losses of £10,000,000 that may be available against future gains. In the event that the Group makes profits on capital disposals, an unrecognised deferred tax asset of approximately £3,000,000 would be available to offset against such tax liabilities.

The tax on profit on sale of fixed assets is nil (2003: nil; 2002: nil).

The movements in the provision for deferred taxation during the period are as follows:

	November 29, 2003	November 27, 2004
	(£ thousands)
At the beginning of the period	(976)	(60)
Balance from acquired company	—	125
Charge for the period	916	1,928

At the end of the period	(60)	1,993

The deferred tax (asset)/liability comprises:

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
(Decelerated)/accelerated capital allowances	(964)	42	1,554
Other timing differences	(12)	(102)	439

Total (asset included in debtors)/creditor included in provisions	(976)	(60)	1,993

11.	Dividends

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Ordinary dividends to parent company - paid	22,450	—	—

F -14-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

12.	Intangible Fixed Assets

Goodwill	(£ thousands)
Cost:
At December 1, 2002	7,325
Additions	1,245
Disposals	(37)

At November 30, 2003	8,533
Additions	8,935
Disposals	(163)

At November 27, 2004	17,305

Amortisation:
At December 1, 2002	607
Provided during the year	398
Disposals	(5)

At November 30, 2003	1,000
Provided during the year	553
Disposals	(25)

At November 27, 2004	1,528

Net book value:
At November 30, 2003	7,533

At November 27, 2004	15,777

Goodwill arising on acquisitions is being amortised evenly over the directors’ estimate of the useful economic life of 20 years.

13.	Tangible Fixed Assets

	Land and Buildings	Plant and machinery	Total
	(£ thousands)
Cost
At December 1, 2002	21,977	60,330	82,307
Additions	2,101	6,663	8,764
Acquisitions	975	176	1,151
Disposals	(2,998)	(1,866)	(4,864)

At November 30, 2003	22,055	65,303	87,358
Additions	2,500	6,718	9,218
Acquisitions	1,179	1,032	2,211
Disposals	(3,672)	(2,877)	(6,549)

At November 27, 2004	22,062	70,176	92,238

Depreciation
At December 1, 2002	4,426	27,055	31,481
Charge for the period	2,368	7,768	10,136
Disposals	(689)	(1,298)	(1,987)

At November 30, 2003	6,105	33,525	39,630
Charge for the period	2,566	7,749	10,315
Disposals	(1,120)	(2,334)	(3,454)

At November 27, 2004	7,551	38,940	46,491

Net book value
At November 30, 2003	15,950	31,778	47,728

At November 27, 2004	14,511	31,236	45,747

F -15-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

13.	Tangible Fixed Assets (continued)

The net book value of land and buildings comprises:

	Freehold	Long Leasehold	Short Leasehold	Total
	(£ thousands)
At November 30, 2003	6,518	1,096	8,336	15,950

At November 27, 2004	5,464	1,262	7,785	14,511

14.	Acquisitions and Disposals

On August 21, 2004, a subsidiary of the Company acquired the entire share capital of Dillons Stores Limited from a subsidiary of Tesco PLC, comprising 181 newsagent stores. The Group also made a number of small acquisitions in Fiscal 2002, Fiscal 2003 and Fiscal 2004 that were not considered material to the Group. An analysis of these acquisitions is shown below:

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
			Dillons	Other	Total
	(£ thousands)
Net assets at the date of acquisition Tangible fixed assets	194	1,151	868	1,343	2,211
Inventories	143	280	4,469	211	4,680
Debtors	—	—	1,820	—	1,820
Creditors	—	—	(1,049)	—	(1,049)
Cash	—	—	10,798	—	10,798

	337	1,431	16,906	1,554	18,460
Goodwill arising on acquisition	2,183	1,245	7,139	1,796	8,935

	2,520	2,676	24,045	3,350	27,395

Discharged by:
Cash paid	2,520	2,676	17,293	3,350	20,643
Cost of acquisition	—	—	405	—	405
Deferred consideration	—	—	6,347	—	6,347

	2,520	2,676	24,045	3,350	27,395

The difference between the fair value of assets acquired and book value is not considered to be significant.

The deferred consideration comprises £1,952,950, £1,952,950 and £2,441,150 due February 21, 2005, August 21, 2005 and February 21, 2006 respectively (6, 12 and 18 months after acquisition).

Dillons Stores Limited made a profit on ordinary activities after tax of £819,000 for the year ended February 28, 2004, and the summarised profit and loss account for the period from March 1, 2004 to the date of acquisition is as follows:

Period ended August 21, 2004
(£ thousands)
Turnover	31,248

Operating profit and profit before tax	1,047
Tax	(314)

Profit after tax	733

There were no recognised gains and losses in the period ended August 21, 2004 other than the profit after tax of £733,000.

For the period August 22, 2004 to November 27, 2004, Dillons Stores limited contributed £316,000 to the Group’s operating cash flows.

The costs incurred in integrating Dillons Stores Limited amounted to £258,000 and have been shown as an Operating Exceptional Item.

F -16-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

14.	Acquisitions and Disposals (continued)

During Fiscal 2004, the Group received £1,250,000 of the deferred consideration in respect of the disposal of the Mayfair business in Fiscal 2001. Additional deferred consideration of £1,250,000 in relation to the disposal of the Mayfair business is included in other debtors (note 16).

15.	Inventories

	November 29, 2003	November 27, 2004
	(£ thousands)
Goods for resale	34,115	38,880

The directors consider that the replacement value of inventories does not materially differ from the book value shown above.

16.	Debtors

	November 29, 2003	November 27, 2004
	(£ thousands)
Trade debtors	3,169	3,010
Other debtors	15,896	16,492
Pension asset	5,612	8,393
Deferred taxation	60	—
Pre-payments	3,107	3,973

	27,844	31,868

Due within one year	20,922	23,475
Other debtors due after more than one year	6,922	8,393

	27,844	31,868

Trade debtors at November 27, 2004 are shown net of provisions for bad and doubtful debts of £387,000 (2003: £175,000).

17.	Other Current Assets

	November 29, 2003	November 27, 2004
	(£ thousands)
Currency options	177	—

18.	Creditors: Amounts Falling Due Within One Year

	November 29, 2003	November 27, 2004
	(£ thousands)
Other liabilities:
Amount owed to parent undertaking	269	344
Group relief payable	33	9
Corporation tax	2,756	3,344
Taxation and social security	2,909	1,671
Other creditors	3,022	12,175
Accruals	8,037	8,978

	17,026	26,521

F -17-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

19.	Loans

	November 29, 2003	November 27, 2004
	(£ thousands)
Bank and other loans repayable otherwise than by instalments
$145.3 million 11% Senior Notes due May 15, 2008	84,963	77,216
£53.3 million 12.25% Senior Subordinated Notes due May 15, 2008	53,300	53,300

	138,263	130,516
Less: unamortised issue costs	(2,023)	(1,567)

Total borrowings	136,240	128,949

The $145,297,000 Senior Notes due in May 2008 have been translated at November 27, 2004 at the rate of $1.8817 = £1 (2003: $1.7101). Interest on the Senior and Senior Subordinated Notes is payable half-yearly. These Notes are redeemable in whole or in part at the option of the Company. They are unsecured and rank pari passu with any existing and future senior unsecured indebtedness of the Company and senior to all existing and future subordinated debt of the Company but are subordinate to all liabilities in the subsidiaries of the Company.

Maturity of Debt

	November 29, 2003	November 27, 2004
	(£ thousands)
Amounts falling due:
In more than two years but not more than five years	138,263	130,516
Less: unamortised issue costs	(2,023)	(1,567)

Total borrowings	136,240	128,949

20.	Financial Risk Management

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

F -18-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

20.	Financial Risk Management (continued)

Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group was as follows:

	Fixed rate financial liabilities	Floating rate financial liabilities	Financial liabilities on which no interest is paid	Total
	(£ thousands)
As at November 29, 2003
Sterling	53,300	—	82,275	135,575
US dollar	84,963	—	—	84,963

	138,263	—	82,275	220,538

As at November 27, 2004
Sterling	53,300	—	84,402	137,702
US dollar	77,216	—	—	77,216

	130,516	—	84,402	214,918

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed (years)	Weighted average period until maturity (years)
As at November 29, 2003
Sterling	12.25	4.50	0.38
US dollar	11.00	4.50	—

	11.45	4.50	0.38

As at November 27, 2004
Sterling	12.25	3.50	0.24
US dollar	11.00	3.50	—

	11.45	3.50	0.24

Interest rate risk profile of financial assets

The interest rate profile of the financial assets of the Group was as follows:

	Fixed rate financial assets	Floating rate financial assets	Financial assets on which no interest is earned	Total
	(£ thousands)
As at November 29, 2003
Sterling	—	14,105	30,762	44,867

As at November 27, 2004
Sterling	—	6,097	28,642	34,739

Floating rate financial assets comprise cash deposits on money market deposit at call that earn interest at commercial rates. The weighted average period for financial assets on which no interest is earned is 0.2 years (2003: 0.3 years).

F -19-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

20.	Financial Risk Management (continued)

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of overdrafts, loans and finance leases.

Short-term flexibility has been achieved through borrowing facilities in the operating subsidiaries. Under this arrangement, the Company’s subsidiaries had an undrawn Revolving Credit Facility of £20,000,000 available at November 27, 2004 of which £5,000,000 was allocated as an overdraft facility. These facilities are renewable periodically.

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

From May 1998, the Group had acquired a series of options, exercisable on May 13, 2003, to purchase US dollars at a rate between $1.55 = £1.00 and $1.60 = £1.00. The level of US borrowings covered by the options was $150,000,000. These options were not exercised and therefore lapsed during the period.

On May 14, 2003, the Group acquired an option, exercisable on November 13, 2003, to purchase US dollars at the rate of $1.55 = £1.00 which covered US borrowings of $125,000,000. At the expiration of this option, the Group acquired a replacement option, exercisable on March 15, 2004, to purchase US dollars at the rate of $1.59 = £1.00 which also covered US borrowings of $125,000,000. Subsequent options to purchase $145,000,000 were acquired as follows:

•	In March 2004 expiring July 2004 at the rate of $1.7025 = £1

•	In July 2004 expiring January 2005 at the rate of $1.6930 = £1

These options were not exercised and therefore lapsed at their expiry dates.

Subsequent to the year end, in January 2005, an option was acquired to purchase $145 million at the rate of $1.7380 = £1.00. This option will expire July 4, 2005.

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

The Group could still be exposed to material currency translation fluctuation in relation to the uncovered US borrowings of $297,000, the half yearly interest payments on the senior notes and, in any event, upon the expiration of the remaining option on July 4, 2005. The Group will continue to review its hedging arrangements and may amend them if it can do so on commercially attractive terms.

F -20-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

20.	Financial Risk Management (continued)

Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities was as follows:

	November 29, 2003	November 27, 2004
	(£ thousands)
In one year or less, or on demand	79,980	79,778
In more than one year but not more than two	1,086	3,471
In more than two years, but no more than three	101	96
In more than three years, but no more than four	101	130,612
In more than four years, but not more than five	138,363	96
In more than five years	907	865

	220,538	214,918

Borrowing facilities

The Group has certain borrowing facilities available to it for general working capital requirements, none of which were drawn at November 27, 2004 (2003 - nil). Expiration of these facilities is as follows:

	November 29, 2003	November 27, 2004
	(£ thousands)
In one year or less	20,000	20,000

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group’s financial assets and financial liabilities:

	At November 29, 2003		At November 27, 2004
	Book Value	Fair Value	Book value	Fair value
	(£ thousands)
Primary financial instruments
Financial liabilities
Short-term creditors	(79,419)	(79,419)	(79,243)	(79,243)
Long-term borrowings	(138,263)	(141,863)	(130,516)	(136,830)
Long-term creditors	(697)	(697)	(3,100)	(3,100)
Provisions	(2,159)	(2,159)	(2,059)	(2,059)

	(220,538)	(224,138)	(214,918)	(221,232)

Financial assets
Currency Options	177	177	—	—
Short-term debtors	17,815	17,815	19,502	19,502
Long-term debtors	1,250	1,250	—	—
Cash and short-term deposits	25,625	25,625	15,237	15,237

	44,867	44,867	34,739	34,739

Currency exposure

There were no derivative financial instruments held to hedge currency exposure (2003: none).

Market values have been used to determine the fair value of the forward foreign currency contracts, the $145,297,000 11% Senior Notes, the £53,300,000 12.25% Senior Subordinated Notes and the currency options. For all other instruments, any differences between fair value and book value are not considered to be material.

Hedges

There were no unrecognised gains or losses on financial instruments used for hedging as at November 27, 2004 (2003: nil, 2002: £199,000).

F -21-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

21.	Provisions for Liabilities and Charges

	Deferred tax	Dilapidations	Onerous Contracts	Other	Total
	(£ thousands)
At November 24, 2001	—	1,033	2,127	4	3,164
Charged/(released) during the period	—	3	(16)	—	(13)
Unwinding of discount included in provisions	—	9	20	—	29
Utilised during the period	—	(248)	(217)	(4)	(469)

At November 30, 2002	—	797	1,914	—	2,711
Charged/(released) during the period	—	236	(214)	—	22
Unwinding of discount included in provisions	—	6	25	—	31
Utilised during the period	—	(327)	(278)	—	(605)

At November 29, 2003	—	712	1,447	—	2,159
Acquired during the period	125	—	—	—	125
Charged during the period	1,928	193	210	—	2,331
Unwinding of discount included in provisions	—	22	30	—	52
Utilised during the period	(60)	(294)	(261)	—	(615)

At November 27, 2004	1,993	633	1,426	—	4,052

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

22.	Other Financial Commitments

	November 29, 2003	November 27, 2004
	(£ thousands)
Capital commitments
Contracted but not provided for	821	179

Annual commitments under non-cancellable operating leases
Land and buildings leases expiring:
Within one year	952	961
Between two and five years	7,481	9,005
After more than five years	14,768	14,925

	23,201	24,891
Other leases expiring:
Between two and five years	116	116

	23,317	25,007

The aggregate payments, for which there are commitments under operating leases fall due as follows:

	November 27, 2004
	Land and Buildings	Other
	(£ thousands)
Within one year	24,891	116
Between one and two years	22,771	58
Between two and three years	20,670	—
Between three and four years	18,724	—
Between four and five years	16,202	—
After five years	88,332	—

	191,590	174

F -22-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

23.	Cash Flow Statements

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the period	1,231	2,953	(2,380)
(Decrease)/increase in short-term deposits	(83,394)	1,262	(8,008)
Repayment of loans	51,773	—	—
Repayment of lease financing	3	—	—

Change in net debt resulting from cash flows	(30,387)	4,215	(10,388)
Change in net debt resulting from exchange movement	10,678	8,686	7,747
Movement in un-amortised finance costs	(1,545)	(456)	(456)

Movement in net debt in the period	(21,254)	12,445	(3,097)
Net debt at the beginning of the period	(101,806)	(123,060)	(110,615)

Net debt at the end of the period	(123,060)	(110,615)	(113,712)

Comprising:
Cash at bank and in hand	21,410	25,625	15,237
Loans due after one year based on original book valuation	(137,111)	(137,567)	(138,023)
Cumulative exchange differences arising on retranslation of Senior Notes	(7,359)	1,327	9,074

	(123,060)	(110,615)	(113,712)

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit	17,508	18,651	15,697
Depreciation and amortisation charge	10,730	10,534	10,868
Decrease in provisions	(482)	(583)	(152)
Decrease/(increase) in inventories	555	543	(85)
Decrease/(increase) in debtors	1,149	(7,621)	(3,514)
(Decrease)/increase in creditors	(9,843)	3,446	(5,832)

Net cash inflow from operating activities	19,617	24,970	16,982

Analysis of changes in loan financing during the period
At the beginning of the period	205,376	144,470	136,240
Redemption of Senior and Senior Subordinated Notes	(21,486)	—	—
Repayment of loans	(30,287)	—	—
Movement in exchange differences	(10,678)	(8,686)	(7,747)
Movement in un-amortised finance costs	1,545	456	456

At the end of the period	144,470	136,240	128,949

Analysis of changes in finance leases during the period
At the beginning of the period	3	—	—
Capital element of finance lease rental payments	(3)	—	—

At the end of the period	—	—	—

24.	Pension Commitments

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

F -23-

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

The contributions to the schemes during the year were determined with the advice of independent qualified actuaries on the basis of triennial valuations using the projected unit method. The principal assumptions made for the last full SSAP 24 valuations for the purpose of determining pension costs are:

	TM Group Pension Scheme	TM Pension Plan
Rate of return on investments
Before retirement	7.7%	7.7%
In retirement	7.7%	7.7%
Rate of salary increases	3.8%	3.7%
Rate of pension increases	2.7%	2.6%
Date of latest valuation	March 31, 2002	April 30, 2002
Market value of schemes’ assets at latest valuation	£54.9m	£24.0m

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

Movements in the Group pension asset throughout the period may be summarised as follows:

	52 weeks ended
	November 29, 2003	November 27, 2004
	£000	£000
Balance at the beginning of the period	1,753	5,612
Funding	4,500	3,078
Charged during the period	(641)	(297)

Balance at the end of the period	5,612	8,393

The agreed contribution level for future years, following the latest actuarial valuation of the schemes, is £3,000,000 increasing annually by price inflation. At the next actuarial valuation, the contribution level will be reassessed.

Both schemes are closed to new entrants.

Under the transitional rules of FRS 17 – Retirement Benefits – certain additional disclosures are required in the financial statements which are set out below. The disclosures are based upon the last full valuations of the schemes which were carried out at March 31, 2002 (TM Group Pension Scheme) and April 30, 2002 (TM Pension Plan) and have been updated to November 27, 2004 by qualified independent actuaries, using revised assumptions that are consistent with the requirements of FRS 17.

F -24-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

24.	Pension Commitments (continued)

Main financial assumptions:

	November 30, 2002		November 29, 2003		November 27, 2004
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	%pa	%pa	%pa	%pa	%pa	%pa
Inflation	2.3	2.3	2.8	2.8	2.8	2.8
Rate of general long-term increase in salaries	3.3	3.3	3.8	3.8	3.8	3.8
Rate of increase to pensions in payment
Post April 5, 1997	2.3	2.3	2.8	2.7	2.7	2.7
Pre April 6, 1997	1.2	2.3	0.0	2.7	0.0	2.7
Discount rate of scheme liabilities	5.7	5.7	5.6	5.6	5.2	5.2

Expected return on assets:

	Long Term rate of return expected at		Value at November 29, 2003		Value at November 27, 2004
	November 29, 2003	November 27, 2004	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	(% pa)		(£ millions)
Equities	8.0	7.5	40.6	16.4	43.8	18.1
Property	7.0	6.5	2.7	—	2.4	—
Government bonds	5.0	4.5	1.7	6.8	2.9	7.6
Corporate bonds	5.5	5.0	2.3	—	1.2	—
Other	4.5	4.0	0.5	—	1.5	—

Total market value of assets			47.8	23.2	51.8	25.7
Present value of scheme liabilities			(58.5)	(31.5)	(63.9)	(34.4)

Deficit in scheme			(10.7)	(8.3)	(12.1)	(8.7)
Related deferred tax asset			3.2	2.5	3.6	2.6

Net pension liability			(7.5)	(5.8)	(8.5)	(6.1)

The following amounts would have been charged/(credited) to operating profit as follows:

	53 weeks ended November 30, 2002		52 weeks ended
			November 29, 2003		November 27, 2004
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	(£ millions)
Current service cost	1.0	0.5	0.8	0.4	0.8	0.4
Settlement profit	—	—	(1.8)	—	—	—

Total operating charge/Income)	1.0	0.5	(1.0)	0.4	0.8	0.4

The following amounts would have been credited/(charged) to other finance income as follows:

	53 weeks ended November 30, 2002		52 weeks ended
			November 29, 2003		November 27, 2004
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	(£ millions)
Total return on pension scheme assets	4.3	1.6	3.6	1.4	3.6	1.6
Interest on pension scheme liabilities	(4.0)	(1.6)	(3.4)	(1.6)	(3.2)	(1.7)

Total other finance income/(charge)	0.3	—	0.2	(0.2)	0.4	(0.1)

F -25-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

24.	Pension Commitments (continued)

The following amounts would have been recognised in the statement of total recognised gains and losses as follows:

	53 weeks ended November 30, 2002		52 weeks ended November 29, 2003		52 weeks ended November 27, 2004
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	(£ millions)
Actual return less expected return on pension scheme assets	(12.0)	(4.3)	(0.1)	0.6	1.4	1.0
Experience gains and losses arising on the present value of scheme liabilities	3.7	1.1	(0.4)	0.3	(0.2)	(0.2)
Changes in assumptions underlying the present value of scheme liabilities	5.8	0.6	(2.8)	(2.1)	(3.8)	(2.2)

Actuarial loss recognised in the statement of total recognised gains and losses	(2.5)	(2.6)	(3.3)	(1.2)	(2.6)	(1.4)

Analysis of movement in deficit during the period:

	52 weeks ended November 29, 2003		52 weeks ended November 27, 2004
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
	(£ millions)
Opening balance	(11.6)	(8.0)	(10.7)	(8.3)
Total operating income/(charge)	1.0	(0.4)	(0.8)	(0.4)
Total other finance income/(charge)	0.2	(0.2)	0.4	(0.1)
Actuarial loss	(3.3)	(1.2)	(2.6)	(1.4)
Contributions	3.0	1.5	1.6	1.5

Closing balance	(10.7)	(8.3)	(12.1)	(8.7)

History of experience gains and losses:

	53 weeks ended November 30, 2002		52 weeks ended November 29, 2003		52 weeks ended November 27, 2004
	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan	TM Group Pension Scheme	TM Pension Plan
Difference between expected and actual return on pension scheme assets
Amount (£ millions)	(12.0)	(4.3)	(0.1)	0.6	1.4	1.0
Percentage of scheme assets	23.6%	20.6%	0.2%	2.6%	2.8%	4.1%
Experience gains and losses arising on the present value of scheme liabilities
Amount (£ millions)	3.7	1.1	(0.4)	0.3	(0.2)	(0.2)
Percentage of the present value of scheme liabilities	5.9%	3.8%	0.7%	1.0%	0.2%	0.4%
Total actuarial loss recognised in statement of total recognised gains and losses
Amount (£ millions)	(2.5)	(2.6)	(3.3)	(1.2)	(2.6)	(1.4)
Percentage of the present value of scheme liabilities	4.0%	9.0%	5.7%	3.8%	4.1%	4.0%

F -26-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

24.	Pension Commitments (continued)

Reconciliation of net liabilities and reserves under FRS 17:

	November 29, 2003	November 27, 2004
	(£ thousands)
Net liabilities as stated in balance sheet	(81,191)	(72,859)
SSAP 24 balance after deferred taxation	(3,928)	(5,875)
FRS 17 balance after deferred taxation	(13,300)	(14,600)

Net liabilities as adjusted for FRS 17	(98,419)	(93,334)

Profit and loss reserve as stated in balance sheet	(42,038)	(33,706)
SSAP 24 balance after deferred taxation	(3,928)	(5,875)
FRS 17 balance after deferred taxation	(13,300)	(14,600)

Profit and loss reserve as adjusted for FRS 17	(59,266)	(54,181)

25.	Related Party Transactions

There were no related party transactions during Fiscal 2004 (Fiscal 2003: none). In Fiscal 2002 the holding company, Thistledove Limited, redeemed the whole of the Unsecured 7% Loan Notes 2008. J Lancaster and A R Cox, directors of TM Group Holding Plc, received £148,896 and £74,449 respectively during that period in respect of this transaction.

26.	Contingent Liabilities

The Group did not have any material contingent liabilities at November 27, 2004. Certain subsidiaries of the Company have assigned UK property leases in the normal course of business. Should the assignees fail to fulfil any obligations in respect of these leases, members of the Group may be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the profit and loss as it arises, has not been material.

27.	Companies Act 1985

These financial statements do not comprise the Group’s “statutory accounts” within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the 53 weeks ended November 30, 2002, and 52 weeks ended November 29, 2003 have been, and statutory accounts for the 52 weeks ended November 27, 2004 will be, delivered to the Registrar of Companies for England and Wales. The auditors’ reports on such accounts were unqualified.

28.	New Accounting Standards

FRS 17, ‘Retirement Benefits’, issued in November 2000, is fully effective for accounting periods starting on or after January 1, 2005. Certain of the disclosure requirements are, however, effective for periods prior to the January 2005 deadline and those required are given in Note 24 to the Financial Statements. The standard requires that financial statements reflect at fair values the assets and liabilities arising from an employer’s retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognised in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. Had FRS 17 been implemented at November 27, 2004 the Group would have reported a pension liability net of deferred taxation of £14.6 million, which compares with the pension asset net of deferred taxation of £5.9 million recorded in the Financial Statements under the existing rules. The impact of FRS 17 on profit and loss reserves would have been to reduce those reserves by £20.5 million.

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

F -27-

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

Under US GAAP, goodwill purchased prior to 2002 would have been capitalised and amortised over its estimated useful life not exceeding 40 years. The Group has adopted Statement of Financial Accounting Standards 142 (“SFAS 142”) Goodwill and Other Intangible Assets, which requires that goodwill is not amortised, but is tested at least annually for impairment. No impairment has resulted from the test carried out in respect of the period ended November 27, 2004.

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

The adoption of this Statement resulted in the Group recording, with effect from November 26, 2000, a cumulative net transition adjustment gain of £2,650,000, net of tax, in cumulative other comprehensive income and an increase in current assets to record the fair value of the forward foreign currency contracts and interest rate swaps of the same amount. The Company’s forward foreign currency contracts all expired in May 2003, so there were no current asset derivatives to record at the end of Fiscal 2003 and no changes to other comprehensive income for the period ended November 27, 2004. The currency options held by the Group are not considered to be effective hedges and do not qualify for hedge accounting. Changes in their market value have therefore been taken to the income statement consistent with the treatment under UK GAAP.

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

Profit for the period

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Profit for the period as reported in the consolidated profit and loss account under UK GAAP	744	8,444	8,240
Adjustments
Pension costs	(1,862)	(6,403)	(6,195)
Amortisation of goodwill	(4,210)	398	553
Goodwill in respect of disposals	66	—	(1,626)
Profit on property sale and operating leaseback transactions	(481)	(2,494)	(2,084)
Dilapidations provisions	31	8	22
Deferred taxation on adjustments	549	1,919	1,852

Net (loss)/income for the period as adjusted to accord with US GAAP	(5,163)	1,872	762

F -29-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29. Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Comprehensive income

Comprehensive income under US GAAP is as follows:

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Net (loss)/income for the period as adjusted to accord with US GAAP	(5,163)	1,872	762
Other comprehensive income:
Pension (costs)/credit net of tax at 30%	(25,257)	2,052	2,970
Change in fair value of derivatives net of tax at 30%	(1,691)	(139)	—
	(26,948)	1,913	2,970

Comprehensive (loss)/income	(32,111)	3,785	3,732

Movements in other comprehensive income amounts (net of related tax) are as follows:

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
Movement in Fair Value of Derivatives	(£ thousands)
At beginning of period	1,830	139	—
Losses during the period	(1,691)	(139)	—

At end of period	139	—	—

Minimum pension accrual
At beginning of period	—	(25,257)	(23,205)
Movement in the period	(25,257)	2,052	2,970

At end of period	(25,257)	(23,205)	(20,235)

Total
At beginning of period	1,830	(25,118)	(23,205)
Movement in the period	(26,948)	1,913	2,970

At end of period	(25,118)	(23,205)	(20,235)

F -30-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Shareholder’s funds

	November 29, 2003	November 27, 2004
	(£ thousands)
Shareholder’s funds (deficit) as reported in the consolidated balance sheet under UK GAAP	(81,191)	(72,859)

Adjustments
Intangible fixed assets — goodwill
Cost	65,205	63,512
Accumulated amortisation	1,000	1,528

Net	66,205	65,040

Other intangible asset – pensions	120	29
Debtors due after more than one year:
Deferred issue costs	2,023	1,567
Pension accrual	(24,207)	(26,069)
Dilapidations provisions	(61)	(39)
Current liabilities:
Deferred gains on property sale and operating leaseback transactions	(202)	(360)
Deferred taxation
On adjustments	7,244	7,824
Creditors due after more than one year:
Deferred issue costs	(2,023)	(1,567)
Deferred gains on property sale and operating leaseback transactions	(2,773)	(4,699)

Shareholder’s equity (deficit) as adjusted to accord with US GAAP	(34,865)	(31,133)

Reconciliation of movement in shareholder’s funds under US GAAP

November 27, 2004
(£ thousands)
Shareholder’s equity (deficit) as adjusted to accord with US GAAP at beginning of the period	(34,865)
Income for the period available for equity shareholders as adjusted to accord with US GAAP	762
Movement in other comprehensive income during period	2,970

Shareholders equity (deficit) as adjusted to accord with US GAAP at end of the period	(31,133)

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

F -31-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

The categories of cash flow activity under US GAAP can be summarised as follows:

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Cash (outflow)/inflow from operating activities	(4,881)	9,040	1,443
Cash outflow from investing activities	(3,056)	(3,373)	(10,831)
Cash outflow from financing activities	(74,226)	(1,452)	(1,000)

(Decrease)/increase in cash and cash equivalents	(82,163)	4,215	(10,388)
Cash and cash equivalents at:
beginning of the period	103,573	21,410	25,625

end of the period	21,410	25,625	15,237

Additional information required by US GAAP in respect of the Group’s pension plans

The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	53 weeks ended November 30, 2002	52 weeks ended
		November 29, 2003	November 27, 2004
	(£ thousands)
Service cost	1,641	1,672	1,885
Interest cost	4,599	5,462	5,337
Actual return on plan assets	(5,539)	(4,764)	(4,646)
Net amortisation and deferral	1,395	3,791	3,916
Effect of settlement	585	883	—

Net periodic pension cost	2,681	7,044	6,492

The major assumptions used in computing the pension cost were:

	November 30, 2002	November 29, 2003	November 27, 2004
Expected long-term rate of return on plan assets	6.70%	6.60%	6.20%
Discount rate	5.70%	5.60%	5.20%
Expected long-term rate of earnings increases	4.25%	4.75%	4.00%

The funding of the Group’s plans is as follows:

	November 29, 2003	November 27, 2004
	(£ thousands)
Accumulated benefit obligation (all vested)	89,414	95,206

Fair value of plan assets	70,819	77,530
Projected benefit obligation	(97,475)	(102,991)

Plan assets in deficit of projected benefit obligation	(26,656)	(25,461)
Unrecognised prior service cost	120	29
Unrecognised net loss	41,696	37,154

Prepaid pension cost	15,160	11,722

The assets of these plans principally comprise United Kingdom and other listed equities, property investments, bank deposits and UK Government index-linked stocks.

F -32-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Reconciliation of plans’ projected benefit obligations is as follows:

	52 weeks ended
	November 29, 2003	November 27, 2004
	(£ thousands)
Projected benefit obligation at beginning of period	98,029	97,475
Disposals	(6,891)	—
Service cost	1,672	1,885
Interest cost	5,462	5,337
Plan participant contributions	350	476
Actuarial loss	7,029	2,383
Benefits paid	(8,176)	(4,565)

Projected benefit obligation at end of period	97,475	102,991

Reconciliation of change in fair value of plan assets:

	52 weeks ended
	November 29, 2003	November 27, 2004
	(£ thousands)
Fair value of plan assets at beginning of period	71,674	70,819
Disposals	(4,254)	—
Actual return on plan assets	6,725	7,746
Group contributions	4,500	3,054
Plan participant contributions	350	476
Benefits paid	(8,176)	(4,565)

Fair value of plan assets at end of period	70,819	77,530

The expected contribution to the Group’s plans for the year ending November 2005 is £3,662,000.

The projected benefit payments under these plans are as follows:

		(£ thousands)
Year ending:	November 2005	4,024
	November 2006	4,144
	November 2007	4,269
	November 2008	4,397
	November 2009	4,528
Five years ending:	November 2014 (aggregate)	24,764

Additional information required by US GAAP in respect of deferred taxation

The analysis of the deferred taxation asset required by US GAAP is as follows:

	November 29, 2004	November 27, 2004
	(£ thousands)
Deferred taxation liabilities
Deficit of book value against taxation value of fixed assets	(40)	(1,554)

Deferred taxation assets
Pension accrual	6,699	7,282
Taxation effect of losses carried forward	1,979	1,979
Taxation effect of provisions	645	103

	9,323	7,810
Less: Valuation allowance	(1,979)	(1,979)

Net deferred tax asset	7,304	5,831

Of which:
Current	—	—
Non-current	7,304	5,831

	7,304	5,831

F -33-

TM GROUP HOLDINGS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Concentrations of credit risk

Potential concentrations of credit risk to the Group consist principally of short-term cash investments and trade receivables.

At November 27, 2004 the Group did not consider there to be any significant concentration of credit risk.

New US accounting standards

FIN 46 – Consolidation of Variable Interest Entities was issued in January 2003 and subsequently revised in December 2003. It requires additional disclosures to be made in financial statements issued after January 2003 and became fully effective for accounting periods ending after March 15, 2004. FIN 46 requires certain third party entities to be consolidated by the Group if the equity investors in the entity do not have either a controlling financial interest or sufficient equity to finance its activities without additional financial support. Management have assessed the impact of this standard and concluded that no additional entities require consolidation into the Group.

F -34-

Schedule II

TM GROUP HOLDINGS PLC

VALUATION AND QUALIFYING ACCOUNTS

		Additions		Deductions
Description	Balance at beginning of period	Charged to costs and expenses	Other		Balance at end of period
	(£ thousands)
53 weeks ended November 30, 2002
Provisions for bad and doubtful debts	169	13	—	—	182

52 weeks ended November 29, 2003
Provisions for bad and doubtful debts	182	—	—	(7)	175

52 weeks ended November 27, 2004
Provisions for bad and doubtful debts	175	152	60	—	387

S -1-